MEXGOLD RESOURCES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
 OPTIONHOLDERS AND MANAGEMENT INFORMATION CIRCULAR
FOR
 A SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
TO BE HELD ON JULY 28, 2006
 RELATING TO
A PLAN OF ARRANGEMENT
INVOLVING
MEXGOLD RESOURCES INC.
AND GAMMON LAKE RESOURCES INC.

June 28, 2006

Please carefully read this management information circular, including its schedules and the documents incorporated by reference herein, as they contain detailed information relating to, among other things, the plan of arrangement that the shareholders and stock option holders of Mexgold Resources Inc. will be voting on at the special meeting.

June 28, 2006

Dear Shareholder and/or Optionholder:

You are cordially invited to attend a special meeting (the "Meeting") of the holders of common shares ("Shareholders") and holders of stock options ("Optionholders") of Mexgold Resources Inc. ("Mexgold"). The Meeting will be held at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8, commencing at 3:00 p.m. (Halifax time) on July 28, 2006.

At the Meeting, you will be asked to approve the proposed acquisition of all of the outstanding common shares and stock options of Mexgold by Gammon Lake Resources Inc. ("Gammon Lake"), which will take place by way of an arrangement under the Business Corporations Act (Ontario) (the "Arrangement").

Pursuant to the Arrangement, Shareholders will receive 0.47 of a Gammon Lake common share for each common share of Mexgold held. Holders of stock options of Mexgold will receive stock options of Gammon Lake to purchase a proportionate number of Gammon Lake common shares at a proportionate price (in each case based on the exchange ratio of 0.47 Gammon Lake common shares for each Mexgold common share).

The terms of the Arrangement imply a value of $7.49 per Mexgold common share to Shareholders, representing a 21% premium, in both cases based on the 20-day volume weighted average prices of Gammon Lake and Mexgold common shares on the Toronto Stock Exchange and TSX Venture Exchange, respectively, for the period ending May 26, 2006 (the last trading day before the Arrangement was announced), and an implied value of $6.67 per Mexgold common share, representing a 17% premium, in both cases based on the closing prices on May 26, 2006. Upon completion of the Arrangement, the former shareholders of Mexgold (other than Gammon Lake) are expected to own approximately 22% of the issued and outstanding common shares of Gammon Lake on a non-diluted basis.

Gammon Lake is a mineral exploration and development company engaged in the exploration for and development of gold and silver deposits in the State of Chihuahua, Mexico. Gammon Lake’s common shares are listed for trading on the Toronto Stock Exchange (TSX trading symbol: GAM) and the American Stock Exchange (AMEX trading symbol: GRS). Gammon Lake also owns approximately 23% of the issued and outstanding common shares of Mexgold.

We believe that the Arrangement will create a new intermediate gold-silver company with improved market capitalization with a resultant increase in trading liquidity, improved gold and silver production, improved mineral resources, improved financial strength, and an attractive portfolio of exploration properties.

In order to become effective, the Arrangement must be approved by (a) at least 66 2/3% of the votes cast at the Meeting by the Shareholders and the Optionholders present in person or represented by proxy at the Meeting, voting together as a single class, with Optionholders having one vote for each common share they would be entitled to have issued to them if their stock options were fully exercised; and (b) a majority of the votes cast at the Meeting by holders of Mexgold common shares other than Gammon Lake and certain persons related to Gammon Lake. The Arrangement is subject to certain other conditions and the receipt of all applicable approvals and consents, including the approval of the Superior Court of Justice (Ontario).

The attached Notice of Special Meeting and Management Information Circular (the "Circular") describes in detail the Arrangement and the procedures to be followed at the Meeting. Please review the Circular carefully, as it has been prepared to help you make an informed decision. If you require assistance, please consult your financial, legal or other professional advisor.

After considering (i) the recommendation of a special committee of independent directors formed to consider the Arrangement, (ii) the valuation of the Mexgold common shares and of the consideration to be received by Shareholders under the Arrangement prepared by TD Securities Inc., financial advisor to the special committee, and (iii) the opinion of TD Securities Inc., that, as of May 28, 2006, the consideration to be received by the Shareholders (other than Gammon Lake) in connection with the Arrangement is fair, from a financial point of view, to such Shareholders, the Board of Directors of Mexgold has determined that the Arrangement is fair to the Shareholders (other than Gammon Lake) and is in the best interests of Mexgold,

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and unanimously recommends that the Shareholders and Optionholders vote in favour of the special resolution regarding the Arrangement. Further details on how the Board of Directors made this determination are set out in the attached Circular.

Pursuant to an order (the "Interim Order") dated June 27, 2006, of the Superior Court of Justice (Ontario), Shareholders have been granted the right to dissent in respect of the special resolution regarding the Arrangement and to be paid the fair value of their Mexgold common shares if the Arrangement is completed. This right is described in the Circular under the heading "Rights of Dissent".

This is an important matter affecting the future of Mexgold, and it is important that your common shares and options be represented at the Meeting, regardless of how many you own. Whether or not you are able to attend in person, we urge you to complete, sign, date and return the proxy form enclosed with the Circular. You are also encouraged to complete and return the enclosed Letter of Transmittal for Shareholders (printed on YELLOW paper) enclosed with the Circular, together with the certificate(s) representing your Mexgold common shares. You will not actually receive your Gammon Lake common shares until after the Arrangement is completed and until you have returned a properly completed Letter of Transmittal together with the certificate(s) representing your Mexgold common shares. You are also encouraged to complete the request for a tax instruction letter set out in the Letter of Transmittal and, if you are a resident of the United States, the U.S. tax form appended to the Letter of Transmittal. Please see the attached Notice of Meeting and Circular for further details as to how you may properly do this.

Shareholders who hold their Mexgold common shares through a broker or other person, or who otherwise do not hold their Mexgold common shares in their own name, should contact that broker or other person for instructions.

On behalf of Mexgold, I would like to thank you for your past and ongoing support, and look forward to working with all of the Shareholders to ensure the process to approve the Arrangement runs as smoothly as possible.

Sincerely,

Bradley H. Langille
President

MEXGOLD RESOURCES INC.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS AND OPTIONHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders ("Shareholders") and stock option holders ("Optionholders") of Mexgold Resources Inc. ("Mexgold") will be held at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8, commencing at 3:00 p.m. (Halifax time) on July 28, 2006, for the following purposes:

1.     To consider pursuant to an order (the "Interim Order'') of the Superior Court of Justice (Ontario) dated June 27, 2006, and, if deemed advisable, to pass a special resolution, with or without variation (the "Arrangement Resolution"), to approve an arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) providing for the acquisition by Gammon Lake Resources Inc. of all of the outstanding common shares, and options to purchase common shares, of Mexgold, as more particularly described in the accompanying management information circular of Mexgold dated June 28, 2006 (the "Circular").

2.     To consider such other matters, including without limitation such amendments or variations to the Arrangement Resolution, as may properly come before the Meeting or any adjournment or postponement thereof.

Reference is made to the Circular for the details of matters to be considered at the meeting. The full text of the Arrangement Resolution and the agreement in respect of the Arrangement are set forth in Schedule A and Schedule B, respectively, to the Circular. In order to become effective, the Arrangement Resolution must be approved by (a) at least 66 2/3% of the votes cast by the Shareholders and the Optionholders present in person or represented by proxy at the Meeting voting together as a single class, with Optionholders having one vote for each common share they would be entitled to have issued to them if their stock options were fully exercised; and (b) a majority of the votes cast at the Meeting by holders of Mexgold Common Shares other than Gammon Lake and certain persons related to Gammon Lake.

Pursuant to the Interim Order, Shareholders have been granted the right to dissent in respect of the Arrangement Resolution and to be paid the fair value of their Mexgold common shares in accordance with the terms of the Interim Order and section 185 of the Business Corporations Act (Ontario). This right is described in the Circular under the heading "Rights of Dissent".

The Circular, form of proxy for Shareholders or Optionholders (as the case may be), and a Letter of Transmittal for holders of common shares (printed on YELLOW paper) accompany this Notice of Special Meeting. The Letter of Transmittal also includes a request for a tax instruction letter and, for residents of the United States, a U.S. tax form.

If you are a registered holder of Mexgold common shares or stock options but are unable to attend the Meeting in person, please sign, date and return the applicable enclosed form of proxy relating to the common shares or stock options of Mexgold held by them. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

If you are a non-registered holder of Mexgold common shares and have received this notice and the Circular from your broker or another intermediary, please complete and return the proxy or other authorisation form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your common shares not being eligible to be voted at the Meeting.

To be effective, proxies must be duly completed and signed and then deposited with Mexgold’s registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax no. 1-866-249-7775 or (416) 263-9524, as soon as possible and, in any event, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the meeting or any adjournment thereof. Completed proxies may also be deposited with the Chair of the Meeting prior to its commencement.

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The persons named in the enclosed forms of proxy are directors and/or officers of Mexgold. Unless otherwise directed, the persons named in the enclosed forms of proxy intend to vote in favour of the Arrangement Resolution. Each Shareholder and Optionholder has the right to appoint a proxyholder other than the person named in the applicable form of proxy, who need not be a holder of common shares or options, to attend and to act for him or her and on his or her behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s or Optionholder’s appointee, as the case may be, should be legibly printed in the blank space provided.

DATED at Dartmouth, Nova Scotia, this 28th day of June, 2006.

MEXGOLD RESOURCES INC.

By Order of the Board of Directors

Bradley H. Langille
President

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

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Listing of Securities	38
Change of Corporate Statute	38
Auditors, Registrar and Transfer Agent	38
SELECTED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION	38
MARKET PRICE	39
Mexgold	39
Gammon Lake	40
REQUIRED APPROVALS	41
Securityholder Approvals	41
Court Approval of Arrangement	41
Stock Exchange Approvals	42
Regulatory Approvals	42
PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE	42
Depositary	42
Procedures for Exchange of Certificates by Shareholders	42
Extinction of Rights	43
Procedures for Exchange of Mexgold Options	43
RIGHTS OF DISSENT	44
QUALIFICATION AND RESALE OF GAMMON LAKE COMMON SHARES	45
Canada	45
United States	46
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	47
Capital Gains and Losses	48
Shareholders Resident in Canada Who Participate in the Arrangement	49
Dissenting Shareholders Resident in Canada	51
Shareholders Not Resident in Canada Who Participate in the Arrangement	51
Holders of Mexgold Options Resident in Canada	52
U.S. FEDERAL INCOME TAX CONSIDERATIONS	52
MEXICAN FEDERAL INCOME TAX CONSIDERATIONS	59
RISK FACTORS	61
Risk Factors Relating to the Arrangement	61
Risk Factors Relating to Gammon Lake	62
APPROVAL BY THE BOARD OF DIRECTORS	63

SCHEDULE A - ARRANGEMENT RESOLUTION
SCHEDULE B - ARRANGEMENT AGREEMENT
SCHEDULE C - VALUATION AND FAIRNESS OPINION
SCHEDULE D - INTERIM ORDER
SCHEDULE E - NOTICE OF APPLICATION
SCHEDULE F - RIGHT OF DISSENT
SCHEDULE G - PRO FORMA FINANCIAL STATEMENTS OF GAMMON LAKE RESOURCES INC.
SCHEDULE H - INFORMATION CONCERNING GAMMON LAKE RESOURCES INC.
SCHEDULE I - INFORMATION CONCERNING MEXGOLD RESOURCES INC.
SCHEDULE J - CONSENTS OF AUDITORS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by a Securityholder on request, without charge, from Mexgold Resources Inc. and Gammon Lake Resources Inc. at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8, Attention: The Secretary (Phone no. (902) 468-0614). Documents incorporated by reference are also available, under the respective profiles of Mexgold and Gammon Lake, on SEDAR at www.sedar.com.

Information incorporated by reference in this Circular regarding Gammon Lake and its business and affairs has been provided by Gammon Lake and is the sole responsibility of Gammon Lake. Mexgold does not assume any responsibility for the accuracy or completeness of such information.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

Pursuant to the exemption provided by Rule 3a12-3 of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), this solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, this Circular and the documents incorporated by reference herein have been prepared in accordance with disclosure requirements in effect in Canada, which differ from disclosure requirements in the United States. Financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from generally accepted accounting principles in the United States and therefore may not be comparable to financial statements of United States companies. Securityholders who are not residents of Canada should be aware that the disposition of Common Shares or Mexgold Options pursuant to the Arrangement may have tax consequences both in Canada and in the United States, or elsewhere, which may not be described fully herein. See "Canadian Federal Income Tax Considerations" and "U.S. Federal Income Tax Considerations". Securityholders are advised to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situations, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The Gammon Lake Common Shares and Gammon Lake Options to be issued pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The 1933 Act imposes limitations on the resale of Gammon Lake Common Shares or Gammon Lake Options issued pursuant to the Arrangement to persons who were "affiliates" of Mexgold and Gammon Lake before the Arrangement or of Gammon Lake after the Arrangement. See "Regulatory Matters – U.S. Securities Law Matters" herein.

U.S. investors are advised that the definitions of the terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" under CIM Standards are different than the definitions adopted to the U.S. Securities and Exchange Commission (the "SEC") and applicable to U.S. companies filing reports with the SEC pursuant to Guide 7. It is the view of the SEC’s staff that:

  a "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Guide 7;
  a historic three-year average price is to be used in any reserve or cash flow analysis to designate reserves; and
  to meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

In addition, while the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the SEC does not recognize them. As such, information contained herein or incorporated by reference herein concerning descriptions of mineralization, resources and reserves under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Mexgold and Gammon Lake exist under the laws of Canada or the provinces thereof, that none of the officers and directors of Gammon Lake or Mexgold is a resident of the United States and that all material assets of Mexgold and Gammon Lake, including all mineral projects of each company, are located outside of the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

The Arrangement as described herein and the Gammon Lake Common Shares and Gammon Lake Options have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is a criminal offence.

FORWARD-LOOKING INFORMATION

This Circular contains "forward looking information", as such term is used under Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Mexgold and Gammon Lake. Forward looking information includes, but is not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Mexgold’s and Gammon Lake’s properties; the future price of gold and silver; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; litigation liabilities; and limitations on insurance coverage. Generally, forward looking information can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward looking information is based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Mexgold and Gammon Lake to be materially different from those expressed or implied by such forward looking information, including but not limited to risks related to: unexpected events during construction, expansion and startup; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Mexgold and Gammon Lake not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing the anticipated benefits from the Arrangement and all related transactions or not realizing such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis of each of Mexgold and Gammon Lake and the current Annual Information Form of Gammon Lake, each filed with the applicable securities regulatory authorities in Canada and available under the respective issuer’s profile at www.sedar.com. Although management of each of Mexgold and Gammon Lake has attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Neither Mexgold nor Gammon Lake undertakes to update any forward looking information that is included or incorporated by reference herein, except in accordance with applicable securities laws.

NON-GAAP MEASURES

Mexgold and Gammon Lake use the financial measure "cash cost" with respect to production from their mineral properties. ‘‘Cash cost’’ figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. These costs are then divided by ounces produced to arrive at the cash operating costs per ounce of production. The measure, along with production, is considered to be a key indicator of a corporation’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at June 28, 2006, except where otherwise noted. No person has been authorized to give any information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by Mexgold or Gammon Lake.

The information contained in this Circular regarding Gammon Lake and its business and affairs has been provided by Gammon Lake and is the sole responsibility of Gammon Lake. Mexgold does not assume responsibility for the accuracy or completeness of such information.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Securityholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

SUMMARY

The following is a summary of and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Arrangement Agreement, the Plan of Arrangement and the financial statements contained or referred to or incorporated by reference in this Circular and which form part of this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined are defined in the "Glossary of Terms", which follows this summary. All references to dollars are to Canadian dollars unless otherwise indicated.

The Meeting

The Meeting will be held at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8, commencing at 3:00 p.m. (Halifax time) on July 28, 2006.

At the Meeting, Securityholders will be asked, among other things, to consider, and if deemed advisable, approve the Arrangement Resolution authorizing the Arrangement, and to consider such other matters as may properly come before the Meeting. See "The Arrangement".

The Arrangement

Gammon Lake proposes to acquire all of the outstanding common shares and options of Mexgold by way of a plan of arrangement under the OBCA. Pursuant to the Arrangement, Shareholders (other than Gammon Lake and the Dissenting Shareholders) will receive 0.47 of a Gammon Lake Common Share for each Common Share held. Holders of Mexgold Options will receive Gammon Lake Options to purchase a proportionate number of Gammon Lake Common Shares at a proportionate price (in each case based on the exchange ratio of 0.47 Gammon Lake Common Shares for each Common Share).

The Mexgold Warrants contain standard adjustment provisions as a result of which, upon the completion of the Arrangement, each Mexgold Warrant will entitle its holder to acquire 0.47 Gammon Lake Common Shares for every Mexgold Common Share that would otherwise have been issuable upon the exercise of the Mexgold Warrants, at an exercise price per Gammon Lake Common Share equal to the exercise price of the Mexgold Warrants divided by 0.47. Accordingly, Mexgold Warrants are not included in the Arrangement. As of June 28, 2006 there were 396,000 Mexgold Warrants outstanding, all of which were held by BMO Nesbitt Burns Inc.

Upon completion of the Arrangement, the former shareholders of Mexgold (other than Gammon Lake) are expected to own approximately 22% of the issued and outstanding Gammon Lake Common Shares on a non-diluted basis.

Gammon Lake Resources Inc.

Gammon Lake is a mineral exploration and development company engaged in the exploration for and development of gold and silver deposits in the State of Chihuahua, Mexico. Gammon Lake’s common shares are listed for trading on the Toronto Stock Exchange (TSX trading symbol: GAM) and the American Stock Exchange (AMEX trading symbol: GRS). As of June 28, 2006, Gammon Lake owned approximately 23% of the issued and outstanding Common Shares.

Gammon Lake owns the Ocampo gold-silver mine and exploration property (covering approximately 10,000 hectares and an operating underground and open pit mine) in the Chihuahua State, Mexico (the "Ocampo Project"). A bankable feasibility study for the Ocampo Project was completed by Kappes, Cassiday & Associates, Consulting Engineers, on November 29, 2004, which estimated an annual average production on the project of 170,000 ounces of gold and 6.2 million ounces of silver, at an average cash cost of US $151.74 per gold-equivalent ounce, and an internal rate of return of 65%. In February 2005, Gammon Lake assembled a mine development and operations team to place the project into production, with Kappes, Cassiday & Associates, Consulting Engineers appointed for mill and heap leach construction and commissioning. Ground breaking for the construction of the underground and open-pit mines and two surface processing facilities began in early March 2005. On February 1, 2006, Gammon Lake poured its first doré bars from the Ocampo Project. In the first year of production the Ocampo open pit mine is expected to produce 136,735 ounces of gold and 3,979,826 ounces of silver, equating to 203,065 gold equivalent ounces. Total first year commercial production at the Ocampo Project, including from underground operations, is expected to exceed 300,000 gold-equivalent ounces (190,000 ounces of gold and 6.6-million ounces of silver). Gammon Lake is continuing exploration and development work at Ocampo with a view to expanding known mineral resources and identifying new mineral resources.

See Schedule H - "Information Concerning Gammon Lake Resources Inc." for more information on Gammon Lake and its business and affairs.

Benefits of the Arrangement

Both Mexgold and Gammon Lake have been active in the exploration and development of gold and silver mineral properties in Mexico. The purpose of the Arrangement is to facilitate the acquisition by Gammon Lake of all of the outstanding Common Shares and Mexgold Options such that Mexgold will become a wholly-owned subsidiary of Gammon Lake. It is expected that the combined entity will be better able to compete in the capital intensive global mining and metal processing businesses than either of its predecessors individually. The Board of Directors believes that the Arrangement will provide the following benefits to the Shareholders:

  Increased Market Capitalization: The Arrangement will create a new intermediate gold-silver company with an increased market capitalization, which will enhance its ability to compete for mineral projects and will result in increased trading liquidity.

  Enhanced Production: The combined entity will have interests in two producing properties with estimated annual production of more than 400,000 gold equivalent ounces (235,600 ounces of gold and 10,500,000 ounces of silver), and will be free of hedging.

  Decreased Dependence on Single Asset: Having interests in more than one producing property will mitigate the operational risks inherent in a single-mine company.

  Low Cash Cost: The combined entity is expected to have cash costs of well below US$200 per gold equivalent ounce.

  Increased Mineral Resources: Based on current estimates, the combined entity will have measured and indicated resources of more than 6.0-million gold equivalent ounces (3.5-million ounces of gold and 165-million ounces of silver) and additional inferred resources of more than 9.0 million gold equivalent ounces (4.9-million ounces of gold and 249-million ounces of silver). Included within the measured and indicated resources are proven and probable reserves of more than 5.0-million gold equivalent ounces (2.8-million ounces of gold and 137-million ounces of silver). (Note that Mexgold and Gammon Lake use slightly different gold / silver ratios when calculating gold equivalent ounces. For the estimate of the mineral resources and reserves of Gammon Lake, please refer to section 3.8 of Gammon Lake’s annual information form dated March 31, 2006 for the five months ended December 31, 2006. For the estimate of the mineral resources and reserves of Mexgold, please refer to the tables set out under "Mineral Properties - El Cubo and Las Torres Gold-Silver Mines - Mineral Resources and Mineral Reserves" and "Mineral Properties - Guadalupe y Calvo - Mineral Resources and Mineral Reserves" in Schedule I - Information Concerning Mexgold Resources Inc.).

  Growth Potential: The combined entity will have an attractive exploration land package.

  Retained Leverage to Mexgold Assets: Shareholders will continue to participate in Mexgold's existing assets following the Arrangement, in addition to having an opportunity to participate in Gammon Lake’s Ocampo project, through their ownership of Gammon Lake Common Shares.

  Financial Strength: The combined entity will be well positioned for internal growth and to accelerate the exploration and development of its exploration and development properties, and will have the financial strength to take advantage of acquisition and consolidation opportunities.

Valuation and Fairness Opinion

A copy of the Valuation and Fairness Opinion is attached as Schedule C to this Circular. The following summary of the Valuation and Fairness Opinion is qualified in its entirety by, and should be read in conjunction with, the Valuation and Fairness Opinion.

TD Securities was retained by the Special Committee to prepare a valuation of the Common Shares and the consideration to be received by the Shareholders under the Arrangement, in accordance with Rule 61-501, and to provide an opinion as to the fairness to the Shareholders (other than Gammon Lake), from a financial point of view, of the consideration to be received by such Shareholders in connection with the Arrangement.

On May 28, 2006, at the request of the Special Committee, TD Securities verbally delivered the Valuation and Fairness Opinion. TD Securities subsequently confirmed the Valuation and Fairness Opinion to the Special Committee in writing. Based upon and subject to the assumptions, limitations, analyses and other matters set forth in the Valuation and Fairness Opinion, TD Securities concluded that, as of May 28, 2006, the fair market value of a Common Share is in the range of $6.50 to $8.00 and that the market trading value of the consideration of 0.47 of a Gammon Lake Common Share for each Common Share is in the range of $6.75 to $8.25 per Common Share. Based upon and subject to the assumptions, limitations, analyses and other matters set forth in the Valuation and Fairness Opinion, TD Securities concluded that, as of May 28, 2006, the consideration to be received by the Shareholders (other than Gammon Lake) in connection with the Arrangement is fair, from a financial point of view, to such Shareholders.

See "Valuation and Fairness Opinion".

Selected Consolidated Pro Forma Financial Information

The following selected unaudited pro forma financial data for Gammon Lake is based upon, and should be read in conjunction with, the more detailed financial information appearing in the Pro Forma Financial Statements of Gammon Lake and the notes thereto for the year ended July 31, 2005, the five months ended December 31, 2005 and the three months ended March 31, 2006, a copy of which is attached hereto as Schedule G. The Pro Forma Consolidated Financial Statements reflect the completion of the Arrangement as if it had occurred as of the beginning of the periods presented for the purposes of the pro forma consolidated statement of operations, and as of March 31, 2006 for the purposes of the pro forma balance sheet. The Pro Forma Financial Statements include financial information taken from the unaudited consolidated financial statements of Gammon Lake as at March 31, 2006 and for the three months then ended, the audited consolidated financial statements of Gammon Lake for the five months ended December 31, 2005 and the year ended July 31, 2005, and financial information taken from the unaudited consolidated financial statements of Mexgold as at March 31, 2006 and the three months then ended, and the audited consolidated financial statements of Mexgold for the eight months ended December 31, 2005 and the year ended April 30, 2005, which financial statements are incorporated herein by reference. Gammon Lake is currently evaluating Mexgold’s mining operations as part of its transition plan relating to the integration of Mexgold’s operations with Gammon Lake’s existing operations. The Pro Forma Consolidated Financial Statements are not necessarily indicative of the financial position or financial results that would have been achieved had the Arrangement been completed as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

Pro Forma Consolidated Balance Sheet Information (unaudited)

As at March 31, 2006

Current Assets	$60,752,006
Deposits on Capital Equipment	$326,788
Deferred Stock-Based Compensation	$5,428,375
Mining Interests and Capital Assets	$547,785,358
Goodwill	$131,682,078
Total Assets	$745,974,605

Current Liabilities	$58,825,950
Long Term Debt	$42,625,879
Employee Future Benefits	$2,955,904
Future Income Taxes	$76,701,324
Total Liabilities	$181,109,057

Shareholders’ Equity	$564,865,548
Total Liabilities and Shareholders’ Equity	$745,974,605

Pro Forma Consolidated Income Statement Information (unaudited)

	For the Three	For the Five	For the Year
	Months Ended	Months Ended	Ended July 31,
	March 31, 2006	December 31, 2005	2005
Revenue from Mining Operations	$14,183,280	$14,487,564	$23,079,939
Expenses	$19,973,304	$31,741,896	$63,041,937
Foreign Exchange Gain (Loss)	$(789,485)	$927,355	$1,037,321
Interest and Sundry Income	$229,258	$256,916	$1, 442,894
Future Income Tax Recovery	$(818,076)	$(2,637,752)	$(3,546,675)
Loss	$(5,532,175)	$(13,432,309)	$(33,935,108)
Basic and Diluted Loss per Share	$(0.05)	$(0.14)	$(0.39)

Listing Matters

The Gammon Lake Common Shares are currently listed on the TSX under the trading symbol "GAM" and on the AMEX under the trading symbol "GRS".

The Common Shares are listed on the TSX Venture Exchange under the trading symbol "MGR". If the Arrangement is completed, the Common Shares will be de-listed from the TSX Venture Exchange.

Effective Date of the Arrangement

It is anticipated that the Arrangement will become effective after requisite Securityholder, court and regulatory approvals have been obtained and all other conditions of the Arrangement have been satisfied or waived. As of the date hereof, it is anticipated that the Arrangement will become effective on or about 12:01 a.m. (local time in Halifax, Nova Scotia) on August 4, 2006. See "The Arrangement - Effective Date", "Details of the Arrangement - Conditions Precedent to the Arrangement" and "Required Approvals".

Recommendations of the Special Committee and the Board of Directors

A Special Committee of independent directors of Mexgold was formed to review the Arrangement and report to the Board of Directors regarding its recommendations and conclusions. The Special Committee has concluded that the Arrangement is fair to the Shareholders (other than Gammon Lake) and is in the best interests of Mexgold. The Special Committee recommended that the Board of Directors approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution. For a full list of the factors considered by the Special Committee in making its recommendation, please see "The Arrangement - Special Committee Review".

After considering the recommendation of the Special Committee and the Valuation and Fairness Opinion, the Board of Directors of Mexgold has determined that the Arrangement is fair to the Shareholders (other than Gammon Lake) and is in the best interests of Mexgold, and unanimously recommends that the Securityholders vote in favour of the Arrangement Resolution. The directors of Mexgold have also indicated that, to the extent possible, they intend to vote all Common Shares held by them in favour of the Arrangement Resolution.

See "The Arrangement - Special Committee Review" and "Recommendation of the Board of Directors".

Required Approvals

Securityholder Approval

The Arrangement Resolution must be approved by: (a) at least 66 2/3% of the votes cast by Shareholders and Optionholders present in person or represented by proxy at the Meeting voting together as a single class, with holders of Mexgold Options having one vote for each Common Share they would be entitled to have issued to them if their Mexgold Options were fully exercised; and (b) at least a majority of the votes cast by the Minority Shareholders present in person or represented by proxy at the Meeting. See "Required Approvals - Shareholder Approval of Arrangement".

Court Approval

The Arrangement requires Court approval under the OBCA. Prior to the mailing of this Circular, the Interim Order was obtained from the Court. Following approval of the Arrangement by the Securityholders at the Meeting, Mexgold will apply to the Court for the Final Order. The Notice of Application for the Final Order is attached as Schedule E to this Circular. It is anticipated that Mexgold will make application to the Court for the Final Order on or about July 31, 2006. See "Required Approvals - Court Approval of Arrangement".

Stock Exchange Approval

The Arrangement is conditional on acceptance by the TSXV of the Arrangement and the approval by the TSX and AMEX (and any other applicable securities regulatory authority) of the Arrangement and the continued listing of the Gammon Lake Common Shares on the TSX and AMEX following completion of the Arrangement. The TSX has conditionally approved the listing of all Gammon Lake Common Shares to be issued by Gammon Lake in connection with the Arrangement, subject to fulfillment of standard conditions. Gammon Lake has also applied to list on the AMEX the Gammon Lake Common Shares to be issued in connection with the Arrangement. Listing will be subject to Gammon Lake fulfilling all of the requirements of the AMEX. See "Required Approvals - Stock Exchange Approvals".

Details of the Arrangement Agreement

The Arrangement Agreement provides for the Arrangement and matters related thereto and a copy is attached to this Circular as Schedule B. See "Details of the Arrangement Agreement". A summary of some of the principal terms of the Arrangement Agreement are set forth below and is qualified in its entirety by the full text of the Arrangement Agreement.

Provided all conditions to implement the Arrangement are satisfied, including that Securityholders approve the implementation of the Arrangement and the Final Court Order is obtained, the following steps will occur as an arrangement under Section 182 of the OBCA, beginning at the Effective Time, one immediately after the other:

(a)    Each issued and outstanding Common Share (other than Common Shares held by Dissenting Shareholders or Gammon Lake) will be exchanged for Gammon Lake Common Shares on the basis of 0.47 Gammon Lake Common Shares for each Common Share held; provided, however, that no fractional Gammon Lake Common Shares will be issued to any Shareholder and the number of Gammon Lake Common Shares issuable to each Shareholder on the completion of the Arrangement will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number of Gammon Lake Common Shares.

(b)    Each Common Share held by a Dissenting Shareholder will be deemed to be transferred to Mexgold and will be immediately cancelled, and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of his or her Common Shares.

(c)   Each outstanding Mexgold Option will be exchanged for a Gammon Lake Option and the Mexgold Option will be cancelled, with each Gammon Lake Option being exercisable for that number of Gammon Lake Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Mexgold Option multiplied by 0.47 (rounded down to the nearest whole Gammon Lake Common Share) at an exercise price per Gammon Lake Common Share equal to the exercise price of the applicable Mexgold Option divided by 0.47, provided that each such Gammon Lake Option will expire on the date on which the respective Mexgold Option was to expire pursuant to its terms.

Conditions to Completion of the Arrangement

The obligations of Mexgold and Gammon Lake to complete the Arrangement are subject to the satisfaction of certain customary mutual and several conditions, including: (i) the receipt of all necessary regulatory, stock exchange, court and Securityholder approvals (including the Final Order and Minority Shareholder approval); (ii) the Gammon Lake Common Shares issuable pursuant to the Arrangement and on the exercise of Gammon Lake Options being approved for listing on the TSX subject to the filing of required documentation and being free of resale restrictions in Canada other than in respect of control persons or subject to requirements of general application; and (iii) the holders of not more than 5% of the outstanding Common Shares (other than Common Shares held by Gammon Lake and officers and directors of Gammon Lake) exercising their dissent rights at the time of the vote on the Arrangement Resolution.

The Arrangement Agreement provides that if any condition to the completion of the Arrangement is not satisfied or waived by a party on or before August 11, 2006 (or any earlier date by which the condition must be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, provided that the terminating party is not in material breach of any of its representations, warranties and covenants. See "The Arrangement Agreement - Conditions Precedent to the Arrangement".

Covenants Regarding Non-Solicitation

Pursuant to the terms of the Arrangement Agreement, Mexgold has agreed not to, directly or indirectly: (a) solicit, initiate, facilitate, engage in or respond to or encourage any inquiries, proposals or transactions involving Mexgold and/or its subsidiaries regarding any Acquisition Proposal; (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal; (c) accept, approve or recommend any Acquisition Proposal; or (d) cause Mexgold or any subsidiary to enter into any agreement, arrangement or understanding related to any Acquisition Proposal. However, Mexgold is not prohibited from considering, negotiating, approving or recommending to its shareholders a Superior Proposal, and the Board of Directors of Mexgold may withdraw or modify in a manner adverse to Gammon Lake its recommendation of the approval of the Arrangement if Mexgold: (a) provides to Gammon Lake: (i) written notice that the Special Committee has determined that it has received and is prepared to accept a Superior Proposal; (ii) a copy of any agreement or other document in respect of such Superior Proposal, not less than five full business days prior to acceptance thereof by the Board of Directors; and (iii) in the case of an Acquisition Proposal that includes non-cash consideration, the value or range of values attributed by the Board of Directors, in good faith, for such non-cash consideration after consultation with its financial advisors; (b) provides Gammon Lake with an opportunity (but not the obligation), during the five business day period to propose to amend the Arrangement Agreement to provide for consideration having a value equivalent to or more favourable to the Shareholders than that of the Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and (c) terminates the Arrangement Agreement and reimburses Gammon Lake for all reasonable expenses incurred in connection with the proposed Arrangement.

Mexgold is subject to additional restrictive covenants under the Arrangement Agreement. See "The Arrangement Agreement - Restrictive Covenants".

Voting by Proxy

Securityholders who are unable to attend the Meeting in person are requested to sign, date and return the accompanying form of proxy. The persons named in the accompanying forms of proxy are directors and/or officers of Mexgold and are proxyholders nominated by the Board of Directors. Unless otherwise directed, the persons named in the enclosed forms of proxy intend to vote in favour of the Arrangement Resolution.

A Securityholder has the right to appoint a person to attend and act on its behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a Securityholder must strike out the names of the nominees of management named in the instrument of proxy the Securityholder is signing and insert the name of its nominee in the blank space provided on the proxy. A person appointed as a proxyholder need not be a Securityholder. Voting by proxy will not prevent a Securityholder from voting in person if the Securityholder attends the Meeting.

Non-registered holders of Common Shares who receive the Circular from their broker or another intermediary should complete and return the proxy or other authorisation form provided to them by their broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in their Common Shares not being eligible to be voted at the Meeting.

To be effective, proxies must be duly completed and signed and then deposited with Mexgold’s registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax no. 1-866-249-7775 or (416) 263-9524, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Completed proxies may also be deposited with the Chair of the Meeting prior to its commencement. See "General Information for the Meeting".

Procedures for Exchange of Certificates by Shareholders

Enclosed with this Circular is a Letter of Transmittal (printed on yellow paper). The Letter of Transmittal, when properly completed and duly executed and returned together with certificates for Common Shares and all other required documents, will enable each Shareholder to obtain a certificate representing Gammon Lake Common Shares issued under the Arrangement to such Shareholder on the basis of 0.47 of Gammon Lake Common Shares for each Common Share previously held and represented by the deposited share certificates (rounded up if the fractional interest is 0.5 or more, and rounded down if the fractional interest is less than 0.5). No fractional Gammon Lake Common Shares will be issued under the Arrangement.

Beneficial Shareholders should contact their Intermediary for instructions and assistance in providing details for registration or delivery of their Gammon Lake Common Shares.

To ensure timely delivery of the certificate(s) representing the Gammon Lake Common Shares that a Shareholder is entitled to under the Arrangement, it is recommended that the Letter of Transmittal, properly completed and signed, together with the certificates representing the Common Shares owned by such Shareholder and any other required documentation be delivered by mail, hand or courier to the Depositary at the address set forth on the back page of this Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the second business day preceding the Meeting.

Procedures for Exchange of Mexgold Options

A holder of Mexgold Options at the Effective Time shall be entitled to receive an instrument representing the Gammon Lake Options to which such holder is entitled pursuant to the Arrangement as soon as practical after the Effective Date upon delivery to Gammon Lake of such documents and instruments, if any, as Gammon Lake may reasonably require, and each and every certificate, document, agreement or other instrument, if any, formerly representing Mexgold Options will be and will be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. Gammon Lake will register and make available or send by first class mail (postage prepaid) an instrument representing Gammon Lake Options registered in the name, and to the last address of, each former holder of Mexgold Options as registered in the books and records of Mexgold. No fractional Gammon Lake Options will be issued under the Arrangement. Unless otherwise requested or directed by Gammon Lake, a holder of a Mexgold Option is not required to submit a Letter of Transmittal.

Dissenting Shareholders’ Rights on Arrangement

Pursuant to the Interim Order, a registered Shareholder has the right to dissent with respect to the Arrangement and to be paid the fair value for its Common Shares by Mexgold in accordance with the terms of the Interim Order and section 185 of the OBCA as modified by the Interim Order. The procedures for the exercise of dissent rights must be strictly followed. See the description under "Rights of Dissent", and the relevant sections of the OBCA which have been reproduced in Schedule F to this Circular.

Securityholders wishing to dissent with respect to the proposed Transaction must send a Notice of Dissent to Mexgold, addressed to the Chief Executive Officer, at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8 not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof, with a copy delivered to Mexgold’s registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax no. 1-866-249-7775 or (416) 263-9524. It is important that Dissenting Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the OBCA. Failure to strictly comply with the requirements set forth in Section 185 of the OBCA as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such individual to be registered in his or her name prior to the time the Notice of Dissent to the Arrangement Resolution is required to be received by Mexgold or, alternatively, make arrangements for the registered holder of Common Shares to dissent on his or her behalf. Shareholders wishing to avail themselves of dissent rights should consult with their legal advisors.

See "Rights of Dissent".

Brief Summary of Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the ITA generally applicable to Securityholders who hold Common Shares and/or Mexgold Options and who, for the purposes of the ITA, deal at arm’s length with, and are not affiliated with, Mexgold or Gammon Lake and (in the case of Shareholders) hold their Common Shares as capital property. It is not intended to be, and it should not be construed to be, advice to any particular person. Securityholders should consult with their own tax advisors with respect to their particular circumstances.

Generally, a Shareholder will not realize a capital gain or capital loss on its Common Shares as a result of the implementation of the Arrangement, unless the Shareholder chooses to recognize a capital gain or capital loss in the Shareholder’s income tax return for the year in which the Arrangement is implemented or the Shareholder enters into a joint election with Gammon Lake to, for example, obtain a partial deferral. An eligible Shareholder interested in making an election should indicate that intention in the Letter of Transmittal in the space provided therein and a tax instruction letter, together with the relevant tax election forms, will be sent to the Shareholder.

Generally, a Dissenting Shareholder who receives a payment for its Common Shares equal to the fair market value of its Common Shares will be deemed, under the ITA, to have received a dividend equal to the amount, if any, by which the payment (excluding any amount received as interest) exceeds the paid-up capital of the Common Shares, and such a Dissenting Shareholder may also realize a capital gain or capital loss as more fully described under "Canadian Federal Income Tax Considerations".

Generally, in certain circumstances, on the exchange of Mexgold Options for Gammon Lake Options under the Arrangement by an employee of Mexgold that is resident in Canada, the employee will be deemed under the ITA not to have sold the Mexgold Options and not to have acquired the Gammon Lake Options, and the Gammon Lake Options are deemed under the ITA to be the same as, and a continuation of, the Mexgold Options exchanged therefor. As a result, in such circumstances no disposition arises on the exchange that otherwise would be taxable to the employee.

If any of those circumstances do not apply or conditions are not met in respect of an employee, on the exchange of Mexgold Options for Gammon Lake Options, generally the employee will realize a taxable benefit, which must be included in computing his or her income for the year the exchange occurs. The taxable benefit is the amount calculated as the difference between the fair market value of the Gammon Lake Options he or she receives on the exchange less any consideration he or she paid to acquire the Mexgold Options.

The Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to Securityholders, who are holders of Common Shares and/or Mexgold Options, in respect of the Arrangement and the above comments are qualified in their entirety by reference to such summary. See "Canadian Federal Income Tax Considerations".

Brief Summary of U.S. Federal Income Tax Considerations

As of the date of this Circular, Gammon Lake and Mexgold anticipate that they each will treat the Arrangement as a tax-deferred reorganization under section 368(a) of the Internal Revenue Code. However, no legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement. There can be no assurance that the Internal Revenue Service will not challenge the status of the Arrangement as a tax-deferred reorganization under section 368(a) of the Internal Revenue Code or that the U.S. courts will uphold the status of the Arrangement as a tax-deferred reorganization under section 368(a) of the Internal Revenue Code in the event of an Internal Revenue Service challenge. The requirements that must be satisfied in order for the Arrangement to qualify as a tax-deferred reorganization under section 368(a) of the Internal Revenue Code are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements. In addition, even if the Arrangement qualifies as a tax-deferred reorganization under section 368(a) of the Internal Revenue Code, U.S. Holders generally will be required to recognize gain (but not loss) pursuant to the Arrangement in the event that (a) Mexgold currently is a "passive foreign investment company" or was a "passive foreign investment company" at any time during a U.S. Holder’s holding period for the Common Shares and (b) Gammon Lake does not qualify as a "passive foreign investment company" for the taxable year that includes the day after the Effective Date.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Securityholder. Accordingly, Securityholders should consult their own U.S. tax advisors for advice with respect to the U.S. federal, state, local and foreign tax consequences to them of the Arrangement.

For a more detailed description of U.S. income tax considerations, see "U.S. Federal Income Tax Considerations".

Brief Summary of Mexican Federal Income Tax Considerations

The following is a general summary of the principal Mexican federal income tax considerations under Mexican Income Tax Law, applicable to Securityholders who hold their Common Shares and/or Mexgold Options as capital property and who are residents of Canada or the U.S. It is not intended to be, and it should not be construed to be, advice to any particular person. Securityholders should consult with their own tax advisors with respect to their particular circumstances.

Generally, Canadian resident and U.S. resident Securityholders who dispose of their Common Shares and/or Mexgold Options will not be subject to Mexican tax on any gain realized on any such disposition.

For a more detailed description of Mexican income tax considerations, see "Mexican Federal Income Tax Considerations".

Risk Factors

Shareholders should consider a number of risk factors in evaluating the Arrangement. These risk factors include, among others, certain risks related to the business of Gammon Lake, which are discussed in greater detail herein. See "Risk Factors – Risk Factors Relating to the Arrangement" and "Risk Factors - Risk Factors Relating to Gammon Lake".

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this Circular, including the schedules and the summary of the Circular.

Acquisition Proposal

Any inquiries, proposals or transactions involving Mexgold and/or its subsidiaries regarding any merger, amalgamation, arrangement, restructuring, take-over bid, tender offer, exchange offer, sale or purchase of substantial assets, sale or purchase of treasury shares, any equity interest or rights or any other interests therein or thereto, business combinations, liquidations, reorganizations or recapitalizations or similar transactions or series of related or similar transactions which would have the effect of any of the foregoing, other than the Arrangement.

AMEX	The American Stock Exchange.

Arrangement

The proposed arrangement under the OBCA, involving Mexgold, the Securityholders and Gammon Lake, on the terms and conditions set out in the Plan of Arrangement whereby Gammon Lake will acquire all of the outstanding Common Shares and Mexgold Options, as described under the heading "The Arrangement - Details of the Arrangement Agreement".

Arrangement Agreement	The arrangement agreement made as of June 22, 2006 between Mexgold and Gammon Lake, a copy of which is attached as Schedule B to this Circular, as it may be amended, restated and/or supplemented from time to time.

Arrangement Resolution

The special resolution, the full text of which is set forth in Schedule A attached to this Circular, to be considered and, if deemed advisable, approved, with or without variation, by the Securityholders at the Meeting voting as a single class, in accordance with the Interim Order.

Articles of Arrangement	The articles of arrangement in the form prescribed under the OBCA to be filed with the Director to give effect to the Arrangement.

Beneficial Shareholder	A shareholder who holds Common Shares through an Intermediary, or otherwise not in his, her or its own name.

Board of Directors or Board	The board of directors of Mexgold.

Cassels Brock	Cassels, Brock & Blackwell LLP, legal counsel to the Special Committee.

Circular	This Management Information Circular as it may be amended, restated and/or supplemented from time to time.

Code	The U.S. Internal Revenue Code of 1986, as amended.

Commissions	The securities commissions of the provinces and territories of Canada, as applicable.

Common Shares	The common shares in the capital of Mexgold.

Company	Mexgold Resources Inc., a corporation incorporated under the OBCA.

Court	The Superior Court of Justice (Ontario).

CRA	Canada Revenue Agency.

DCF	Discounted cash flow

Depositary	Computershare Investor Services Inc., at its principal office in Montreal, Quebec, in its capacity as depositary for the Common Shares under the Arrangement.

Director	The Director appointed under section 278 of the OBCA.

Dissenting Shareholder	A Shareholder who delivers a Notice of Dissent within the time period prescribed and validly exercises the right of dissent provided with respect to the Arrangement, as described under "Rights of Dissent."

eAu	gold-equivalent

Effective Date	The date the Plan of Arrangement becomes effective as established by the date of the certificate of arrangement giving effect to the Arrangement endorsed by the Director.

Effective Time	12:01 a.m. (Toronto time) on the Effective Date.

Engagement Agreement	The engagement agreement dated March 16, 2006 pursuant to which TD Securities was engaged by the Special Committee to prepare and deliver the Valuation and Fairness Opinion to the Special Committee.

Exchange Ratio	The ratio at which Common Shares and Mexgold Options will be exchanged for Gammon Lake Common Shares and Gammon Lake Options, respectively, being 0.47 Gammon Lake Common Shares for each Common Share and Gammon Lake Options to purchase 0.47 Gammon Lake Common Shares for each Common Share issuable on the exercise of Mexgold Options.

Excluded Persons	Gammon Lake and, to the knowledge of Mexgold, Gammon Lake and any of their respective directors and senior officers, after reasonable inquiry: (i) any person or company which alone or jointly or in concert with others holds securities of Gammon Lake sufficient to affect materially the control of Gammon Lake; (ii) any person or company in respect of which a person or company referred to in the preceding clause (i) alone or jointly or in concert with others holds securities sufficient to affect materially the control of the first-mentioned person or company referred to in this clause (ii); (iii) any person or company in respect of which Gammon Lake alone or jointly or in concert with others holds securities sufficient to affect materially the control of the person or company; (iv) any person or company that beneficially owns, or exercises control or direction over, voting securities of Gammon Lake carrying more than 10% of the voting rights attached to all of the issued and outstanding voting securities of Gammon Lake; (v) any director or senior officer of Gammon Lake or any other companies referred to in clauses (i) through (viii); (vi) a person or company that manages or directs, to any substantial degree, the affairs or operations of Gammon Lake under an agreement, arrangement or understanding between the person or company and Gammon Lake, excluding a person or company acting under bankruptcy or insolvency law; (vii) a person or company of which persons or companies described in clauses (i) through (viii) own, in the aggregate, more than 50% of the securities of any outstanding class of equity securities; and (viii) any affiliated entity of any of the persons or companies described in the preceding clauses (i) through (vii).

Fairness Opinion	The fairness opinion regarding the consideration to be received by the Shareholders (other than Gammon Lake) in connection with the Arrangement delivered verbally by TD Securities to the Special Committee on May 28, 2006, and subsequently confirmed in writing, the content of which is included in the letter attached as Schedule C to this Circular.

Final Order	The final order of the Court approving the Arrangement.

GAAP	Generally accepted accounting principles of Canada or the United States, as the context may so require.

Gammon Lake	Gammon Lake Resources Inc., a corporation existing under the Companies Act (Quebec).

Gammon Lake Common Shares	The common shares in the capital of Gammon Lake.

Gammon Lake Convertible Securities	Gammon Lake Options, Gammon Lake Warrants and other warrants and stock options to acquire Gammon Lake Common Shares that will be outstanding after the completion of the Arrangement.

Gammon Lake Options	Options to purchase Gammon Lake Common Shares to be issued to holders of Mexgold Options under the Arrangement.

Gammon Lake Warrants	The Mexgold Warrants after being adjusted pursuant to the terms thereof as a result of the Arrangement so that they will be exercisable to purchase Gammon Lake Common Shares, and any replacement certificates therefor issued by Gammon Lake to evidence the adjusted terms of such share purchase warrants.

g Au/t	grams of gold per tonne

g Ag/t	grams of silver per tonne

gold equivalent ounce	The number of ounces of silver that are considered equal in value to one ounce of gold. Unless otherwise noted, gold equivalent values in the Circular are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US$450/oz and a silver price of US$7.50/oz.

g/t	grams per tonne

indicated mineral resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource	That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Interim Order	The interim order of the Court dated June 27, 2006, providing, among other things, for the calling and holding of the Meeting, a copy of which is attached as Schedule D to this Circular.

Intermediary	A broker, intermediary, trustee or other person holding Common Shares on behalf of a Shareholder.

IRS	The United States Internal Revenue Service.

ITA	The Income Tax Act (Canada), as amended, and the regulations thereunder.

Letter of Transmittal	The form of letter of transmittal for Common Shares accompanying this Circular (printed on yellow paper).

Material Adverse Change / Material Adverse Effect

"Material Adverse Change" means, in respect of Gammon Lake or Mexgold, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Gammon Lake or Mexgold, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or condition (financial or otherwise) of Gammon Lake and its material subsidiaries, or Mexgold and its subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold or silver mining industry in general and which does not have a materially disproportionate effect on Gammon Lake and its material subsidiaries on a consolidated basis, or Mexgold and its subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold or silver; or (iv) relating to the general political and business climate related to carrying on business in Mexico.

Measured Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meeting	The special meeting of Securityholders to be held on July 28, 2006 and any adjournment or postponement thereof.

Meeting Materials	The Notice of Meeting, this Circular, the instruments of proxy, the Letter of Transmittal and other related materials.

Mexgold Options	The outstanding and unexercised options to purchase Common Shares issued under Mexgold’s stock option plan for directors, officers, employees and consultants.

Mexgold Warrants	The outstanding and unexercised warrants to purchase Common Shares.

Interim Order	The interim order of the Court dated June 27, 2006, providing, among other things, for the calling and holding of the Meeting, a copy of which is attached as Schedule D to this Circular.

Intermediary	A broker, intermediary, trustee or other person holding Common Shares on behalf of a Shareholder.

IRS	The United States Internal Revenue Service.

ITA	The Income Tax Act (Canada), as amended, and the regulations thereunder.

Letter of Transmittal	The form of letter of transmittal for Common Shares accompanying this Circular (printed on yellow paper).

Material Adverse Change / Material Adverse Effect

"Material Adverse Change" means, in respect of Gammon Lake or Mexgold,any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Gammon Lake or Mexgold, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or condition (financial or otherwise) of Gammon Lake and its material subsidiaries, or Mexgold and its subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold or silver mining industry in general and which does not have a materially disproportionate effect on Gammon Lake and its material subsidiaries on a consolidated basis, or Mexgold and its subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold or silver; or (iv) relating to the general political and business climate related to carrying on business in Mexico.

Measured Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meeting	The special meeting of Securityholders to be held on July 28, 2006 and any adjournment or postponement thereof.

Meeting Materials	The Notice of Meeting, this Circular, the instruments of proxy, the Letter of Transmittal and other related materials.

Mexgold Options	The outstanding and unexercised options to purchase Common Shares issued under Mexgold’s stock option plan for directors, officers, employees and consultants.

Mexgold Warrants	The outstanding and unexercised warrants to purchase Common Shares.

mineral reserve	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Minority Shareholders	Holders of Common Shares other than Excluded Persons.

NAV	Net asset value.

NI 43-101	National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, and its Companion Policy.

Notice of Dissent	A validly delivered notice of dissent to the Arrangement Resolution, as described under "Rights of Dissent."

Notice of Meeting	The notice of special meeting of Securityholders dated June 28, 2006.

OBCA	The Business Corporations Act (Ontario), as amended from time to time.

Optionholder	The holder of one or more Mexgold Options.

Parties	Gammon Lake and Mexgold, and "Party" means either one of them.

Plan of Arrangement	The plan of arrangement proposed by Mexgold to effect the Arrangement, as set out as Schedule 1 to the Arrangement Agreement which is attached as Schedule B to this Circular, and any amendments or variation thereto.

Pre-Arrangement Agreement	The pre-merger agreement dated May 28, 2006, between Mexgold and Gammon Lake, as amended. See "The Arrangement – Background to the Arrangement."

Pro Forma Financial	The unaudited consolidated pro forma balance sheet of Gammon Lake as at

Statements

March 31, 2006, and unaudited consolidated pro forma income statements of Gammon Lake for the year ended July 31, 2005, the five months ended December 31, 2005 and the three months ended March 31, 2006, prepared on the basis that the transactions contemplated by the Arrangement Agreement, including, without limitation, the Arrangement, have been completed as at the beginning of the periods covered in those statements and as at March 31, 2006 in respect of the pro forma balance sheet as at March 31, 2006, together with the compilation report of Gammon Lake’s auditors thereon.

probable mineral reserve

The economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors thatdemonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QCA	The Companies Act (Quebec), as amended from time to time.

Record Date	June 28, 2006.

Rule 61-501	Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combination and Related Party Transactions, and its Companion Policy.

SEC	The United States Securities and Exchange Commission.

Securityholders	Shareholders and Optionholders, collectively.

SEDAR	The System for Electronic Data Analysis and Retrieval accessible on the internet at www.sedar.com.

Shareholder	A registered holder of one or more Common Shares.

Special Committee

The committee of independent directors of Mexgold, composed of Glen Holmes (Chair), James Awkar and Donald Flemming, established by the Board of Directors on November 28, 2005 to review, and give advice to the Board of Directors with respect to, a possible transaction with Gammon Lake.

Superior Proposal

A bona fide written Acquisition Proposal to acquire all or substantially all of the assets of Mexgold (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Common Shares which the Board of Directors has determined in good faith, after consultation with, and receiving advice from, as appropriate, the financial, legal and other advisors to Mexgold to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to Shareholders from a financial point of view than the terms of the Arrangement; (b) provides for consideration per Common Share that has a value that is greater than the consideration per Common Share provided under the terms of the Arrangement (including any adjustment to such terms proposed by Gammon Lake as contemplated by the Arrangement Agreement); (c) is not contingent upon financing; and (d) is reasonably capable of completion in accordance with its terms within a reasonable period of time, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal.

TD Securities	TD Securities Inc.

tpd	tonnes per day

Transfer Agent	Computershare Investor Services Inc., in its capacity as registrar and transfer agent for the Common Shares.

TSX	The Toronto Stock Exchange.

TSXV	The TSX Venture Exchange

Valuation

The valuation of the Common Shares and the consideration to be received by the Shareholders (other than Gammon Lake) in connection with the Arrangement delivered verbally by TD Securities to the Special Committee on May 28, 2006, and subsequently confirmed in writing, the content of which is included in the letter attached as Schedule C to this Circular.

Warrantholder 1933 Act 1934 Act	A registered holder of one or more Mexgold Warrants. The United States Securities Act of 1933, as amended. The United States Securities Exchange Act of 1934, as amended.

GENERAL INFORMATION FOR THE MEETING

Solicitation of Proxies

The enclosed proxy is being solicited by or on behalf of the management of Mexgold in connection with a special meeting of Shareholders and Optionholders to be held at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8, commencing at 3:00 p.m. (Halifax time) on July 28, 2006.

The mailing of this Circular to the Securityholders will be on or about July 7, 2006. The cost of soliciting proxies will be borne by Mexgold. While most proxies will be solicited by mail only, regular employees of Mexgold may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses. In connection with the solicitation of proxies, Mexgold may retain one or more dealers as a soliciting dealer group to solicit proxies from Shareholders at a cost to Mexgold.

Mexgold will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. Mexgold will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

Voting Common Shares

The Board of Directors has fixed June 28, 2006 as the record date for the purpose of determining Shareholders and Optionholders entitled to receive Notice of the Meeting (the "Record Date").

Mexgold will prepare, no later than ten (10) days following the Record Date, a list of Securityholders entitled to vote as of the Record Date, showing the number of Common Shares and/or Mexgold Options held by each such Securityholder. Each person named on the list of Securityholders is entitled to one (1) vote for each Common Share held and one (1) vote for each Common Share issuable on the exercise of the Mexgold Options held, except to the extent that: (i) a Shareholder has transferred any Common Shares after the Record Date, and (ii) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of those Common Shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

Registered Securityholders

Registered shareholders are shareholders whose Common Shares are held in their own name and they will have received a proxy form in their own name. Optionholders will have received a blank proxy form to be completed by the Optionholders.

Non-Registered/Beneficial Shareholders

Beneficial Shareholders are shareholders who do not hold their Common Shares in their own name, but rather in the name of a nominee - this could be, among others, a bank, trust company, securities broker or other financial institution (and is known as holding the Common Shares in "street form").

If you are a Beneficial Shareholder, there are two (2) ways you can vote your Common Shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your Common Shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxyholders must, at the Meeting, present themselves to a representative of Computershare Investor Services Inc.

Appointment of Proxy Holders

The persons named in the enclosed forms of proxy are directors and/or officers of Mexgold. You have the right to appoint some other person (who need not be a Securityholder) to attend and to act for and on your behalf at the Meeting. To exercise this right, you must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Circular and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Mexgold’s registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax no. 1-866-249-7775 or (416) 263-9524, as soon as possible and, in any event, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Completed proxies may also be deposited with the Chair of the Meeting prior to its commencement.

All Common Shares or Mexgold Options represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the Securityholder as specified in the relevant form of proxy.

If you have appointed a person who was designated by Mexgold to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the Common Shares or Mexgold Options represented by such proxy will be voted FOR the Arrangement Resolution.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

Revocability of Proxies

A Securityholder executing the enclosed forms of proxy has the right to revoke it at any time before it is exercised. Relevant provisions of the OBCA provide that a shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of Mexgold at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting but prior to the commencement of the Meeting, or any adjournment thereof, or in any other manner permitted by law. Optionholders may revoke proxies previously submitted in the same manner.

A Beneficial Shareholder who wishes to revoke voting instructions previously given to its nominee should follow the signing and return instructions of your nominee. The revocation of voting instructions should be made sufficiently in advance of the Meeting to permit the nominee to revoke any proxy given by it in accordance with the proxy revocation procedure described in the previous paragraph.

Voting Shares and Principal Shareholders

The authorized capital of Mexgold consists of an unlimited number of Common Shares. As of June 28, 2006, there were 60,203,901 Common Shares outstanding. Each Common Share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for a meeting of shareholders is two (2) persons present and authorized to vote.

To the knowledge of the directors and officers of Mexgold, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of the outstanding Common Shares is as set out in the following table.

	Number of Common Shares
Name of Beneficial Owner(1)	Beneficially Owned, Controlled or Directed	Percentage of Class(1)

Gammon Lake Resources Inc.	13,850,000	23%

(1) Calculated on the basis of 60,203,901 Common Shares outstanding.

INTEREST OF MANAGEMENT IN MATTERS TO BE ACTED UPON

In considering the recommendation of the Board of Directors to vote in favour of the Arrangement Resolution, Securityholders should be aware that certain directors and officers of Mexgold have an interest in the Arrangement. The following table sets out the directors and officers of Mexgold who are also directors or officers of Gammon Lake, the number of Common Shares and Mexgold Options beneficially owned by them, directly or indirectly, and the number of Gammon Lake Common Shares and Gammon Lake Options they expect to receive as a result of the Arrangement. No director or officer of Mexgold holds any Mexgold Warrants or Gammon Lake Warrants.

Name of Interested Person	Position with Mexgold	Position with Gammon Lake	Number of Common Shares and/or Mexgold Options Beneficially Owned(1)	Number of Gammon Lake Common Shares and/or Gammon Lake Options to be Received(1)

Bradley H. Langille	President and Director	Chief Executive Officer and Director	450,000 Common Shares	211,500 Gammon Lake Common Shares

			1,700,000 Mexgold Options	799,000 Gammon Lake Options

Colin P. Sutherland	Chief Financial Officer and Director	Chief Financial Officer and Director	150,000 Mexgold Options	70,500 Gammon Lake Options

Dale M. Hendrick	Director	Director	6,000 Common Shares	2,820 Gammon Lake Common Shares

(1) Based upon information provided by the directors and officers.

The above-named persons have advised the Board of Directors of their connection to Gammon Lake and their consequent interest in the Arrangement and have abstained from voting at the meeting of the Board of Directors to approve the Arrangement and to recommend that the Securityholders approve the Arrangement Resolution. Except as set out in this Circular, management of Mexgold is unaware of any material interest of any director or officer of Mexgold, or any associate or affiliate of any such individual or of Mexgold, in any of the matters to be acted upon at the Meeting. Except as otherwise described in this Circular, there are no agreements or arrangements between Mexgold and any director, officer or employee of Mexgold and its subsidiaries in respect of the Arrangement.

THE ARRANGEMENT

General

The purpose of the Arrangement is to combine Mexgold with Gammon Lake such that Mexgold will become a wholly-owned subsidiary of Gammon Lake. The management of both companies believes that the combination will create a new intermediate gold-silver company with increased market capitalization with a resulting increase in trading liquidity, gold and silver production, mineral resources, financial strength, and an attractive portfolio of exploration properties.

The Arrangement will be effected by way of a plan of arrangement pursuant to Section 182 of the OBCA. Under the Arrangement, all issued and outstanding Common Shares and Mexgold Options (other than Common Shares held by Gammon Lake) will be deemed transferred to Gammon Lake in exchange for Gammon Lake Common Shares and Gammon Lake Options on the basis of 0.47 Gammon Lake Common Shares for each Common Share (rounded up if the fractional interest is 0.5 or more, and rounded down if the fractional interest is less than 0.5), and Gammon Lake Options exercisable for that number of Gammon Lake Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Mexgold Options multiplied by 0.47 (rounded down to the nearest whole Gammon Lake Common Share) at an exercise price per Gammon Lake Common Share equal to the exercise price of the applicable Mexgold Option divided by 0.47. The Arrangement is subject to a number of terms and conditions described below under "Details of the Arrangement Agreement".

The Mexgold Warrants contain standard adjustment provisions as a result of which, upon the completion of the Arrangement, each Mexgold Warrant will entitle its holder to acquire 0.47 Gammon Lake Common Shares for every Mexgold Common Share that would otherwise have been issuable upon the exercise of the Mexgold Warrants, at an exercise price per Gammon Lake Common Share equal to the exercise price of the Mexgold Warrants divided by 0.47. Accordingly, Mexgold Warrants are not included in the Arrangement. As of June 28, 2006 there were 396,000 Mexgold Warrants outstanding, all of which were held by BMO Nesbitt Burns Inc.

Upon completion of the Arrangement, former shareholders of Mexgold (other than Gammon Lake) are expected to own approximately 22% of the issued and outstanding common shares of Gammon Lake on a non-diluted basis.

The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast at the Meeting by the Shareholders and the Optionholders present in person or represented by proxy at the Meeting voting together as a single class, with Optionholders having one vote for each common share they would be entitled to have issued to them if their stock options were fully exercised. Since the Arrangement is a "business combination" and a "related party transaction" for Mexgold under Rule 61-501, (a) the Arrangement must also be approved by a majority of the votes cast at the Meeting by holders of Mexgold Common Shares other than Gammon Lake and certain persons related to Gammon Lake (see "Approvals and Recommendations - Required Approvals", below); and (b) Mexgold has obtained a valuation of the Common Shares and the consideration to be received by the Shareholders under the Arrangement. Mexgold has also obtained a fairness opinion regarding the consideration to be received by the Shareholders under the Arrangement (see "Valuation and Fairness Opinion", below). A copy of the Valuation and of the Fairness Opinion is enclosed as Schedule C to the Circular.

Management of Gammon Lake have prepared the Pro Forma Financial Statements to show the financial effects of the proposed combination (see "Selected Consolidated Pro Forma Financial Information"). Gammon Lake’s auditors, KPMG LLP, have prepared a compilation report for the Pro Forma Financial Statements. The Pro Forma Financial Statements are attached to this Circular as Schedule G.

Additional information on regulatory and tax considerations relating to the Arrangement is provided under "Qualification and Resale of Gammon Lake Common Shares", "Canadian Federal Income Tax Considerations", "U.S. Federal Income Tax Considerations" and "Mexican Federal Income Tax Considerations", below. Information on Gammon Lake is provided in Schedule H - "Information Concerning Gammon Lake".

Benefits of the Arrangement

Both Mexgold and Gammon Lake have been active in the exploration and development of gold and silver mineral properties in Mexico. The purpose of the Arrangement is to facilitate the acquisition by Gammon Lake of all of the outstanding securities of Mexgold such that Mexgold will become a wholly-owned subsidiary of Gammon Lake. It is expected that the combined entity will be better able to compete in the capital intensive global mining and metal processing businesses than either of its predecessors. The Arrangement is expected to provide the following advantages:

  Increased Market Capitalization: The Arrangement will create a new intermediate gold-silver company with an increased market capitalization, which will enhance its ability to compete for mineral projects and will result in increased trading liquidity.

  Enhanced Production: The combined entity will have interests in two producing properties with estimated annual production of more than 400,000 gold equivalent ounces (235,600 ounces of gold and 10,500,000 ounces of silver), and be free of hedging.

  Decreased Dependence on Single Asset: Having interests in more than one producing property will mitigate the operational risks inherent in a single-mine company.

  Low Cash Cost: The combined entity is expected to have cash costs of well below US$200 per gold equivalent ounce.

  Increased Mineral Resources: Based on current estimates, the combined entity will have measured and indicated resources of more than 6.0-million gold equivalent ounces (3.5-million ounces of gold and 165-million ounces of silver) and additional inferred resources of more than 9.0 million gold equivalent ounces (4.9-million ounces of gold and 249-million ounces of silver). Included within the measured and indicated resources are proven and probable reserves of more than 5.0-million gold equivalent ounces (2.8-million ounces of gold and 137-million ounces of silver). (Note that Mexgold and Gammon Lake use slightly different gold / silver ratios when calculating gold equivalent ounces. For the estimate of the mineral resources and reserves of Gammon Lake, please refer to section 3.8 of Gammon Lake’s annual information form dated March 31, 2006 for the five months ended December 31, 2006. For the estimate of the mineral resources and reserves of Mexgold, please refer to the tables set out under "Mineral Properties - El Cubo and Las Torres Gold-Silver Mines - Mineral Resources and Mineral Reserves" and "Mineral Properties - Guadalupe y Calvo - Mineral Resources and Mineral Reserves" in Schedule I - Information Concerning Mexgold Resources Inc.).

  Growth Potential: The combined entity will have an attractive exploration land package.

  Retained Leverage to Mexgold Assets: Shareholders will continue to participate in Mexgold's existing assets following the Arrangement, in addition to having an opportunity to participate in Gammon Lake’s Ocampo project, through their ownership of Gammon Lake Common Shares.

  Financial Strength: The combined entity will be well positioned for internal growth and to accelerate the exploration and development of its exploration and development properties, and will have the financial strength to take advantage of acquisition and consolidation opportunities.

Effective Date

Mexgold and Gammon Lake will determine the Effective Date based on their determination of when all conditions to the completion of the Arrangement are satisfied or waived by the party entitled to the benefit thereof in accordance with the Arrangement Agreement, including the approval of the Arrangement by the Securityholders and Minority Shareholders at the Meeting, receipt of regulatory approvals and the issuing of the Final Order. Notice of the actual Effective Date will be given to Shareholders through a press release when all conditions to the Arrangement have been met or waived and the Board of Directors is of the view that all elements of the Arrangement will be completed. Management of Mexgold currently anticipates that the Effective Date will be August 4, 2006.

Background to the Arrangement and Special Committee Deliberations

In December 2002, Gammon Lake acquired 5,000,000 Common Shares of Mexgold for a purchase price of $500,000. Subsequent to this investment, Mexgold completed a reverse take-over transaction whereupon its common shares were listed for trading on the TSX Venture Exchange under the trading symbol, "MGR". As a result of these transactions, Gammon Lake held 25% of the issued and outstanding Common Shares. Pursuant to an agreement with Mexgold, Gammon Lake agreed to hold these shares until August 20, 2009, and, subject to certain exceptions, not to sell, transfer, assign, pledge, encumber, grant a security interest in or otherwise convey these shares, directly, indirectly or beneficially, prior to that time without the prior written consent of Mexgold.

On February 26, 2004, to maintain its 25% interest in Mexgold, Gammon Lake acquired 5,900,000 million subscription receipts of Mexgold for a total investment of $11,800,000, as part of a private placement by Mexgold of 22,500,000 subscription receipts for gross proceeds of $45,000,000. The private placement was done to finance the acquisition by Mexgold of the El Cubo gold-silver mine in Guanajuato State, Mexico. The acquisition was completed on March 15, 2004, and the subscription receipts held by Gammon Lake were converted into 5,900,000 Common Shares and 2,950,000 warrants of Mexgold.

On February 26, 2006, Gammon Lake acquired an additional 2,950,000 Common Shares upon the exercise of the 2,950,000 Mexgold warrants it held, at a total exercise price of $7,375,000. Gammon Lake currently owns a total of 13,850,000 Common Shares representing approximately 23% of Mexgold's issued and outstanding shares on a non-diluted basis.

Mexgold and Gammon Lake have certain common directors and officers and share head office premises and other general and administrative expenses. In particular, Mexgold and Gammon Lake share the same senior management: Bradley H. Langille is President of Mexgold and Chief Executive Officer of Gammon Lake, and Collin P. Sutherland is the Chief Financial Officer of both companies. Three members of the board of directors of Mexgold, Messrs. Langille and Sutherland and Dale M. Hendrick, are also directors of Gammon Lake.

Preliminary discussions regarding a possible business combination involving Gammon Lake and Mexgold began in the autumn of 2005, when Fred George, Chairman and President of Gammon Lake, and Mr. Langille began to consider the merits of combining Gammon Lake and Mexgold to create an intermediate gold-silver producer. Based on these preliminary discussions, the concept of a business combination was determined to be worthy of further consideration and Gammon Lake advised Mexgold that it was considering making a proposal to Mexgold to combine the two companies.

On November 28, 2005, the Board of Directors appointed the Special Committee to review, and give advice to the Board of Directors with respect to, a potential combination of Gammon Lake and Mexgold. The Special Committee was comprised of Glen Holmes, as Chair, James Awkar and Donald Flemming, each of whom is an independent director within the meaning of Rule 61-501. The Special Committee was authorized to negotiate any proposal received from Gammon Lake on behalf of Mexgold and determine whether the Arrangement is in the best interests of Mexgold, and to advise the Board of Directors of its determination. The Special Committee was also authorized to make such recommendations to the Board of Directors with respect to the Arrangement as the Special Committee considered necessary or appropriate, to review and comment upon all documents prepared in connection with the Arrangement and if the Arrangement was approved, to oversee the implementation of the Arrangement. The Special Committee was also authorized to engage such legal counsel and financial and other advisors as it considered appropriate.

In January 2006, the Special Committee, in consultation with the management of Mexgold, determined that it would be appropriate to retain a technical consultant to provide support to the Special Committee and its financial advisor. On January 25, 2006, the Special Committee considered a proposal from L.R. Kilpatrick Associates Inc. to provide a technical update on Mexgold’s mineral projects to the Special Committee and considered the selection of appropriate independent legal counsel. The Special Committee also considered the potential synergies and the merits of a combination of Mexgold and Gammon Lake.

On January 30, 2006, the Special Committee met with Cassels Brock and determined that Cassels Brock would be a qualified and independent legal counsel to assist the Special Committee in discharging its responsibilities and to provide the Special Committee with advice concerning its duties and the conduct of its affairs. After discussion, including a review of the qualifications of Cassels Brock, the Special Committee approved the appointment of Cassels

Brock as independent legal counsel. Cassels Brock advised the Special Committee that the Arrangement would constitute a "business combination" and a "related party transaction" for the purposes of Rule 61-501. Cassels Brock proceeded to advise the Special Committee on its roles and responsibilities in supervising the preparation of a formal valuation and negotiating, reviewing and making recommendations to the Board of Directors in connection with a potential transaction with Gammon Lake. In accordance with Rule 61-501, the Special Committee determined that it would supervise and oversee the preparation of a formal valuation of the Common Shares and the consideration to be received by the Shareholders under the Arrangement. As required by Rule 61-501, the Arrangement would be subject to approval by a majority of the votes cast at the Meeting by Minority Shareholders. The Special Committee began consideration of potential independent financial advisors and resolved to retain L.R. Kilpatrick Associates Inc. to conduct a technical update on the El Cubo gold-silver mine and the Guadalupe y Calvo project;

In February and March 2006, the members of the Special Committee and its representatives considered and evaluated proposals from independent financial advisors.

On March 17, 2006, the Special Committee received a verbal report to the Special Committee from L.R. Kilpatrick Associates Inc. on the El Cubo gold-silver mine and the Guadalupe y Calvo project. The Special Committee further considered potential synergies of a combination with Gammon Lake.

On April 7, 2006, the Special Committee determined it was appropriate to provide the report of L.R. Kilpatrick Associates Inc. to its financial advisor and discussed the terms of the engagement of TD Securities.

On March 16, 2006, the Special Committee engaged TD Securities to provide the Valuation and Fairness Opinion. The Special Committee, based in part on representations made to it by TD Securities, concluded that TD Securities was independent of Gammon Lake and qualified as an independent valuator for the purposes of Rule 61-501.

On April 21, 2006, the Special Committee met with TD Securities and discussed the process of the preparation of the Valuation and Fairness Opinion. During the week of April 24, 2006, representatives of TD Securities conducted site visits to the El Cubo gold-silver mine and the Guadalupe y Calvo project.

On May 4, 2006, the Special Committee received a preliminary report from TD Securities on a preliminary range of values of the Common Shares and reviewed with TD Securities observations of TD Securities from site visits to the El Cubo gold-silver mine and the Guadalupe y Calvo project. The members of the Special Committee discussed with TD Securities its methodologies and the assumptions and projections underlying certain of its analysis. After that meeting, the Special Committee, TD Securities and Cassels Brock met with the management of Gammon Lake and Gammon Lake's legal and financial advisors to discuss Gammon Lake's initial proposals for the business combination. The meeting was terminated without any agreement having been reached.

During the week of May 22, 2006, representatives of TD Securities conducted a site visit of Gammon Lake’s Ocampo development project in Mexico.

On May 18, 2006, the Special Committee met with TD Securities and Cassels Brock to receive an update on the Valuation. TD Securities indicated that the additional work generally confirmed the preliminary range of values of the Common Shares provided to the Special Committee. TD Securities also provided its preliminary analysis of the range of values for the consideration to be received by the Shareholders (other than Gammon Lake). After that meeting, the Special Committee, TD Securities and Cassels Brock met with the management of Gammon Lake and Gammon Lake's legal and financial advisors to discuss the proposed business combination. Again, the meeting was terminated without any agreement having been reached.

Between May 18 and May 26, 2006, the members of the Special Committee and their representatives held discussions on several occasions and exchanged drafts of the Pre-Arrangement Agreement.

On May 26, 2006, Mexgold and Gammon Lake reached agreement on the basic terms and conditions, other than the Exchange Ratio, which would form the basis for the Pre-Arrangement Agreement. The Special Committee met with TD Securities and Cassels Brock to receive an update on the Valuation and to discuss the terms of the Pre-Arrangement Agreement. Between May 26 and 28, the terms of the Pre-Arrangement Agreement were negotiated by Mexgold and Gammon Lake.

On May 28, 2006, the Special Committee met to consider the Pre-Arrangement Agreement. The Special Committee considered whether any alternative transactions were likely available to Mexgold in light of the ownership position of Gammon Lake in Mexgold, the common management of both companies and the intention of Gammon Lake to effect a business combination of the two companies. At the request of the Special Committee, TD Securities verbally delivered the Valuation and Fairness Opinion. Based upon and subject to the assumptions, limitations, analyses and other matters set forth in the Valuation and Fairness Opinion, TD Securities concluded that, as of May 28, 2006, the fair market value of a Common Share is in the range of $6.50 to $8.00 and that the market trading value of the consideration of 0.47 of a Gammon Lake Common Share for each Common Share is in the range of $6.75 to $8.25 per Common Share. Based upon and subject to the assumptions, limitations, analyses and other matters set forth in the Valuation and Fairness Opinion, TD Securities concluded that, as of May 28, 2006, the consideration to be received by the Shareholders (other than Gammon Lake) in connection with the Arrangement is fair, from a financial point of view, to such Shareholders. TD Securities subsequently confirmed the Valuation and Fairness Opinion to the Special Committee in writing, the content of which is included in the letter attached as Schedule C to this Circular. Based on such advice and its review of other relevant factors, the Special Committee concluded that the Arrangement is fair to the Shareholders (other than Gammon Lake) and is in the best interests of Mexgold. Accordingly, the Special Committee recommended that the Board of Directors approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution at the Meeting. On May 28, 2006, the Board of Directors received a report from the Special Committee. Messrs. Langille, Sutherland and Hendrick advised the Board of Directors of their interest in the Arrangement and abstained from voting in respect of the Arrangement. The Board of Directors then unanimously approved the execution of the Pre-Arrangement Agreement and recommended that Shareholders vote for the Arrangement Resolution at the Meeting.

On May 28, 2006, Mexgold and Gammon Lake entered into the Pre-Arrangement Agreement and on May 29, 2006, Mexgold and Gammon Lake publicly announced the proposed Arrangement by a joint press release.

From May 29, 2006 to June 22, 2006, Mexgold conducted confirmatory legal due diligence of Gammon Lake. From June 13, 2006 to June 22, 2006, Gammon Lake, Mexgold, the Special Committee and their respective legal advisors negotiated the terms and exchanged drafts of the Arrangement Agreement and the Plan of Arrangement.

On June 22, 2006, the Special Committee recommended that the Board of Directors approve the Arrangement Agreement and affirmed its recommendation that the Shareholders vote in favour of the Arrangement Resolution at the Meeting. Also on June 22, 2006, the Board of Directors unanimously approved the Arrangement Agreement and affirmed its recommendation that the Shareholders vote in favour of the Arrangement Resolution at the Meeting.

On June 22, 2006, Mexgold and Gammon Lake executed the Arrangement Agreement and issued a press release announcing the execution. A summary of the key terms of the Arrangement Agreement is provided under "Details of the Agreement" below. A copy of the Arrangement Agreement is attached hereto as Schedule B.

On June 27, 2006 Mexgold obtained the Interim Order from the Court directing Mexgold to call a meeting of the Shareholders and the Optionholders to approve the Arrangement, to send this Circular to the Shareholders and the Optionholders, and to grant to the Shareholders a right to dissent in respect of the Arrangement Resolution and to be paid the fair value of their Common Shares identical to the dissent right provided under section 185 of the OBCA. See "Rights of Dissent".

Special Committee Review

During the course of its deliberations and in arriving at its recommendation, the Special Committee reviewed, considered and discussed numerous factors in connection with the proposed Arrangement, including but not limited to:

(a)    information concerning the business, operations, property, assets, financial condition, operating results and prospects of each of Mexgold and Gammon Lake;

(b)    historical information regarding the trading prices and volumes of the Common Shares and Gammon Lake Common Shares;

(c)    historical information and industry forecasts regarding the prices and price trends of gold and silver;

(d)    current and prospective industry, economic and market conditions and trends affecting Mexgold and Gammon Lake;

(e)    the Valuation and Fairness Opinion, which concluded that, as of May 28, 2006, (i) the fair market value of a Common Share is in the range of $6.50 to $8.00 and that the market trading value of the consideration of 0.47 of a Gammon Lake Common Share for each Common Share is in the range of $6.75 to $8.25 per Common Share, and (ii) the consideration to be received by the Shareholders (other than Gammon Lake) in connection with the Arrangement is fair, from a financial point of view, to such Shareholders;

(f)     the expected benefits of the Arrangement;

(g)    the elements of the transaction that provide protection to the Shareholders;

(h)    the risks associated with the completion of the Arrangement, and the risks associated with not completing the Arrangement;

(i)     the terms of the Arrangement implied a value of $7.49 per Common Share to Shareholders, representing a 21% premium, in both cases based on the 20-day volume weighted average prices of Gammon Lake and Mexgold common shares on the Toronto Stock Exchange and TSX Venture Exchange, respectively, for the period ending May 26, 2006 (the last trading day before the Arrangement was announced), and an implied value of $6.67 per Common Share, representing a 17% premium, in both cases based on the closing prices on May 26, 2006;

(j)     Gammon Lake Common Shares have greater liquidity than do the Common Shares;

(k)   given the significance of Gammon Lake’s shareholding position in Mexgold, the likelihood of an alternative transaction materializing which would enable the Minority Shareholders to sell all of their Common Shares at a substantial premium;

(l)    the terms and conditions of the Arrangement Agreement, particularly the absence of a break fee or termination fee other than the reimbursement of expenses, do not prevent or unreasonably deter an unsolicited third party from proposing or making, and the Board of Directors from accepting, a Superior Proposal, provided that Mexgold complies with the terms of the Arrangement Agreement;

(m)   ownership of Gammon Lake Common Shares acquired under the Arrangement will provide Minority Shareholders with the opportunity for continued participation in the business of Mexgold, while at the same time enjoying diversification of their investment by participation in Gammon Lake’s business;

(n)   for Canadian federal income tax purposes, Shareholders who hold their Common Shares as capital property generally will be able to exchange their Common Shares for Gammon Lake Common Shares under the Arrangement on a tax-deferred basis under the ITA (see "Canadian Federal Income Tax Considerations");

(o)   the combined entity which results from the Arrangement would have significantly greater financial and business resources, which may provide it with greater prospects for future growth than those of Mexgold alone; and

(p)   the combined entity may be able to achieve operational synergies.

In its review of the proposed terms of the Arrangement, the Special Committee also noted a number of elements of the transaction that provide protection to the Shareholders:

(a)    the Arrangement must be approved by at least 66 2/3% of the votes cast at the Meeting by the Shareholders and the Optionholders present in person or represented by proxy at the Meeting voting together as a single class, with Optionholders having one vote for each common share they would be entitled to have issued to them if their stock options were fully exercised;

(b)    pursuant to Rule 61-501, the Arrangement must also be approved by a majority of the votes cast by the Minority Shareholders;

(c)    the Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court determines that the Arrangement is fair to the Shareholders (other than Gammon Lake); and

(d)    Shareholders will be granted the right to dissent with respect to the Arrangement and be paid the fair value of their Common Shares.

The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. In addition, in reaching its determination, the Special Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual members of the Special Committee may have given different weights to different factors. The members of the Special Committee in attendance at the relevant meeting were unanimous in their recommendation to the Board of Directors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

After considering the report of the Special Committee and the Valuation and Fairness Opinion, the Board of Directors adopted the Special Committee's recommendation, concluded that the Arrangement is in the best interests of Mexgold and is fair to the Shareholders (other than Gammon Lake) and authorized the entry by Mexgold into the Arrangement Agreement and all related agreements. Messrs. Langille, Sutherland and Hendrick advised the Board of Directors of their interest in the Arrangement and abstained from voting in respect of the Arrangement. The Board of Directors has unanimously approved the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Mexgold Shareholders vote FOR the Arrangement Resolution at the Meeting.

In reaching its conclusions and formulating its recommendations, the Board of Directors considered a number of factors, including the recommendation of the Special Committee, the Valuation and Fairness Opinion, the expected benefits of the Arrangement, the risks associated with completing the Arrangement as well as the factors listed above considered by the Special Committee.

The discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In reaching the determination to approve and recommend the Arrangement Resolution, the Board of Directors did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

DETAILS OF THE ARRANGEMENT AGREEMENT

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement, which is included as Schedule 1 to the Arrangement Agreement, a copy of which is attached as Schedule B to this Circular.

On the Effective Date, the following steps will occur as an arrangement as contemplated in Section 182 of the OBCA, beginning at the Effective Time, one immediately after the other:

(a)    Each issued and outstanding Common Share (other than Common Shares held by Dissenting Shareholders or Gammon Lake) will be exchanged for Gammon Lake Common Shares on the basis of 0.47 Gammon Lake Common Shares for each Common Share held and each such Common Share will thereafter be irrevocably transferred to Gammon Lake; provided, however, that no fractional Gammon Lake Common Shares will be issued to any Shareholder and the number of Gammon Lake Common Shares issuable to each Shareholder on the completion of the Arrangement will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number of Gammon Lake Common Shares.

(b)    Each Common Share held by a Dissenting Shareholder will be deemed to be transferred to Mexgold and will be immediately cancelled, and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of his or her Common Shares. See "Rights of Dissent".

(c)   Each outstanding Mexgold Option will be exchanged for a Gammon Lake Option and the Mexgold Option will be cancelled, with each Gammon Lake Option being exercisable for that number of Gammon Lake Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Mexgold Option multiplied by 0.47 (rounded down to the nearest whole Gammon Lake Common Share) at an exercise price per Gammon Lake Common Share equal to the exercise price of the applicable Mexgold Option divided by 0.47, provided that such Gammon Lake Option will expire on the date on which the respective Mexgold Option was to expire pursuant to its terms.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of both parties to complete the Arrangement are subject to the fulfillment or waiver of customary conditions relating to all necessary Securityholder, Minority Shareholder, regulatory and other approvals of or consents to the Arrangement and other matters, as well as the conditions that: (a) the Final Order shall have been granted in form and substance satisfactory to Gammon Lake and Mexgold, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Gammon Lake or Mexgold, each acting reasonably, on appeal or otherwise; (b) the Effective Date shall have occurred on or before August 11, 2006, or such other time as the parties may agree on; (c) articles of arrangement in prescribed form and in form and content acceptable to Gammon Lake and Mexgold, each acting reasonably, shall have been filed with the Director and a certificate of arrangement issued by the Director on or before August 11, 2006; (d) there shall not be in force any law, ruling, order or decree, and there shall not have been any action taken under any law or by any governmental entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the Arrangement Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on Gammon Lake or Mexgold; (e) the Shareholders shall have approved, in accordance with applicable laws (including Rule 61-501), the Arrangement and approved or consented to such other matters as either Gammon Lake or Mexgold, acting reasonably, shall consider necessary or desirable in connection with the Arrangement in the manner required thereby; (f) the Gammon Lake Common Shares issuable pursuant to the Arrangement and the Gammon Lake Common Shares issuable on exercise of the Gammon Lake Options shall have been conditionally approved for listing on the TSX subject to the filing of required documentation, the TSXV shall have approved the Arrangement and all other related transactions in relation to Mexgold subject only to compliance with the standard requirements of the TSXV, any required prospectus exemptions shall have been obtained, and such Gammon Lake Common Shares shall not be subject to resale restrictions in Canada other than in respect of control persons or subject to requirements of general application; and (g) the Gammon Lake Common Shares to be issued in the United States pursuant to the Arrangement are exempt from registration requirements under Section 3(a)(10) of the 1933 Act and the Gammon Lake Common Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the 1933 Act, (other than sales by affiliates in the United States and subject to requirements of general application or as may be prescribed by Rule 144 and Rule 145 under the 1933 Act).

Several Conditions Precedent

The Arrangement Agreement provides that the obligation of each party to complete the Arrangement is subject to the fulfillment or waiver by the other party of customary conditions relating to compliance with covenants, the continued accuracy of representations and warranties and the absence of material adverse changes on or before the Effective Date, or such other time as the parties may agree on.

Additional Conditions Precedent to the Obligations of Gammon Lake

The obligations of Gammon Lake to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfilment, or waiver by Gammon Lake, on or before the Effective Date, of customary conditions, including that: (a) the Board of Directors shall have unanimously recommended to the Shareholders to approve the Arrangement and shall not have withdrawn or adversely changed its recommendation; and (b) the holders of not more than 5% of the issued and outstanding Common Shares (other than Common Shares held by Gammon Lake and officers and directors of Gammon Lake) shall have exercised, and not withdrawn, rights of dissent in relation to the Arrangement at the time of the vote on the Arrangement Resolution.

Additional Conditions Precedent to the Obligations of Mexgold

The obligations of Mexgold to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfilment, or waiver by Mexgold, on or before the Effective Date, of customary conditions, including that the directors of Gammon Lake shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Gammon Lake to permit the consummation of the Arrangement.

Covenants

In connection with implementing the Arrangement Agreement, each of Mexgold and Gammon Lake has provided certain customary covenants to the other party including: (a) to conduct and operate their respective business and affairs only in the ordinary course of business and consistent with past practice and in accordance with applicable laws; (b) not to make any decision which could be material to the business of the party and/or any subsidiary or which could reasonably be expected to have a Material Adverse Effect; (c) not to issue additional securities except pursuant to their respective stock option plans, make changes in their respective share capital, make any material acquisitions or dispositions, relinquish or modify material contractual rights, incur indebtedness or commit to provide guarantees, enter into or modify remuneration or benefit arrangements for directors, officers, employees or consultants; and (d) to take in a timely manner all necessary actions in order to enable them to participate in and effect the Arrangement and to use all commercially reasonable efforts to satisfy the conditions precedent to the obligations of the other party and to take all other actions and do all other things necessary under applicable laws to complete the Arrangement.

Mexgold has also agreed to use all reasonable efforts to cause all such directors and officers of Mexgold who will not be retained, if any, to resign and sign releases in favour of Mexgold concurrently with the completion of the Arrangement.

Covenants of Gammon Lake

Gammon Lake has agreed in the Arrangement Agreement, among other things, to use its commercially reasonable efforts to obtain acceptance of the TSX and the AMEX for the listing on those stock exchanges of the Gammon Lake Common Shares to be issued to the Shareholders under the Arrangement, and to ensure that such Gammon Lake Common Shares are not subject to any statutory hold period in Canada (subject only to restrictions on control block distributions) under applicable Canadian securities laws.

Covenants of Mexgold

Mexgold has agreed in the Arrangement Agreement that it will, among other things, subject to the fiduciary duties of the Board of Directors, recommend to the Shareholders and the Minority Shareholders that they approve the Arrangement and solicit proxies to that effect.

Representations and Warranties

The Arrangement Agreement contains representations and warranties of each Party relating to matters that include, among others: incorporation and existence of the Party and its subsidiaries; ownership of the subsidiaries; capacity to carry on business; authorized and issued share capital and rights to acquire shares; accuracy of financial statements, public disclosure documents and minute books and corporate records; authority to enter into the Arrangement Agreement; absence of certain changes or events; tax matters; litigation matters; environmental matters; reporting issuer status; stock exchange listing status; compliance with laws and absence of investigations; title to material properties; estimates of mineral resources and reserves; and possession of necessary permits and licences.

The Arrangement Agreement also contains representations and warranties of Gammon Lake relating to: accuracy of the information supplied by Gammon Lake for the Circular; ownership of Common Shares by Gammon Lake; ownership of Common Shares and Mexgold Options by insiders of Gammon Lake; and valid issuance of Gammon Lake Common Shares under the Arrangement and on the exercise of Gammon Lake Options.

Non-Solicitation

In the Arrangement Agreement, Mexgold agreed that it will not and will not permit any of its subsidiaries to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, (a) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any Acquisition Proposal; (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal; (c) accept, approve or recommend any Acquisition Proposal; or (d) cause Mexgold or any subsidiary to enter into any agreement, arrangement or understanding related to any Acquisition Proposal. However, the Board of Directors may consider, negotiate, approve or recommend to the Shareholders an unsolicited bona fide Acquisition Proposal which the Board of Directors determines in good faith, after consultation with its financial and legal advisors that failure to take such action would be inconsistent with its fiduciary duties under applicable laws, would, if consummated in accordance with its terms, result in a Superior Proposal.

Mexgold has also agreed that it will not accept any Superior Proposal without first providing Gammon Lake with an opportunity to amend the Arrangement Agreement to provide for increased consideration. Mexgold will provide Gammon Lake with a copy of any Superior Proposal not less than five business days prior to its proposed execution by Mexgold. If Gammon Lake agrees to amend the Arrangement Agreement within such five business day period, such that in the good faith determination of the Board of Directors in the exercise of its fiduciary duties the Superior Proposal is no longer a Superior Proposal, then Mexgold will not enter into the Superior Proposal and will agree to the amendments to the Arrangement Agreement proposed by Gammon Lake. If the Board of Directors determines that the Superior Proposal is still a Superior Proposal, then Mexgold may terminate the Arrangement Agreement, reimburse Gammon Lake for its expenses, and only then enter into the Superior Proposal.

Termination

The Arrangement Agreement may be terminated in customary circumstances such as by mutual consent, for breach of representations, warranties or covenants not cured within a given period of time, or if certain conditions precedent are not satisfied or waived by the Effective Date, as well as in the following circumstances:

(a)   by either party upon the determination by Mexgold that an Acquisition Proposal constitutes a Superior Proposal, if Mexgold complies with the procedures in the Arrangement Agreement and the time period for Gammon Lake to propose an amendment to the Arrangement Agreement has elapsed;

(b)   by Gammon Lake, if the Board of Directors has withdrawn or changed its recommendation to the Shareholders in a manner adverse to Gammon Lake or which would impede the completion of the Arrangement, has made a recommendation to the Securityholders not to accept or approve the Arrangement, has not submitted the Arrangement for approval to the Securityholders on or prior to August 4, 2006 (or such later date as the parties may agree upon) or has failed to solicit proxies in favour of approving the Arrangement; or

(c)    the approval of the Securityholders (including the Minority Shareholders) for the Arrangement is not obtained in accordance with applicable laws.

Expenses

If the Arrangement Agreement is terminated by either party because Mexgold has accepted a Superior Proposal, or because the Board of Directors has withdrawn its recommendation to the Securityholders to approve the Arrangement, Mexgold must reimburse Gammon Lake for all reasonable expenses incurred by Gammon Lake in connection with the transactions contemplated in the Arrangement Agreement. Each party must reimburse the other party for all reasonable expenses incurred in connection with the transactions contemplated in the Arrangement Agreement if the Arrangement Agreement is terminated by the other party because of a breach of the representations, warranties or covenants of the first party.

Except as set out above, each of Mexgold and Gammon Lake will be responsible for and bear all of its own expenses incurred in connection with the Arrangement Agreement and the transactions contemplated in it.

VALUATION AND FAIRNESS OPINION

The following is a summary only of the Valuation and Fairness Opinion. This summary is qualified in its entirety by, and should be read in conjunction with, the Valuation and Fairness Opinion attached as Schedule C to this Circular. The Valuation and Fairness Opinion, among other things, sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by TD Securities. TD Securities has prepared and provided its opinions solely for the use of the Special Committee and the Board of Directors in evaluating the Arrangement and they are not to be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. TD Securities expresses no opinion with respect to future trading prices of securities of Mexgold or Gammon Lake and makes no recommendation to securityholders of Mexgold with respect to the Arrangement. TD Securities has based the Valuation and Fairness Opinion upon a variety of factors. The preparation of a valuation or fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuation and/or Fairness Opinion. Shareholders are urged to read the Valuation and Fairness Opinion in its entirety.

TD Securities was engaged by the Special Committee on March 16, 2006 pursuant to the Engagement Agreement, to prepare and deliver to the Special Committee the Valuation and Fairness Opinion. The terms of the Engagement Agreement provide for the payment to TD Securities of a fee of $500,000 for its services, reimbursement for reasonable out-of-pocket expenses and customary indemnification.

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

Neither TD Securities nor any of its affiliated entities is an associated or affiliated entity or issuer insider (as those terms are used in Rule 61-501) of Mexgold, Gammon Lake or any other interested party (as that term is used in Rule 61-501) in connection with the Arrangement.

The fees paid to TD Securities in connection with the Engagement Agreement do not give TD Securities any financial incentive in respect of the conclusions reached in the Valuation or Fairness Opinion and TD Securities has no material financial interest in the completion of the Arrangement. No understandings or agreements exist between TD Securities and Mexgold, Gammon Lake or other interested parties in the Arrangement with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Mexgold, Gammon Lake or other interested parties in the Arrangement. The Toronto-Dominion Bank, the parent company of TD Securities, may provide credit facilities or other banking services to Mexgold, Gammon Lake or other interested parties in the Arrangement from time to time in the ordinary course of business.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any interested party in the Arrangement and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Mexgold, Gammon Lake, or other interested parties in the Arrangement.

In connection with the preparation of the Valuation and Fairness Opinion, TD Securities, among other things, reviewed information provided by Mexgold and Gammon Lake, met with senior management of Mexgold and Gammon Lake and conducted other investigative exercises as more specifically described in the Valuation and Fairness Opinion. TD Securities has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources, provided to it by or on behalf of Mexgold, provided to it by or on behalf of Gammon Lake, or otherwise obtained by TD Securities, including the certificates referred to below (collectively, the "Information"). The Valuation and Fairness Opinion are conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described in the Valuation and Fairness Opinion, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information. With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities noted that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which TD Securities has been advised are (or were at the time of preparation and continue to be), in the opinion of Mexgold or Gammon Lake, as applicable, reasonable in the circumstances.

TD Securities has relied upon, among other things, the representations contained in certificates of senior officers of Mexgold and Gammon Lake as to, among other things, the accuracy and completeness of information upon which the Valuation and Fairness Opinion are based.

In preparing the Valuation and Fairness Opinion, TD Securities has made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to TD Securities, conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities or third parties will be obtained, without adverse condition or qualification, the procedures being followed to implement the Arrangement are valid and effective, the Circular will be distributed to the Shareholders and Optionholders in accordance with all applicable laws, and the disclosure in the Circular will be accurate, in all material respects, and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Valuation and Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Mexgold, Gammon Lake or their respective affiliates. Among other things, TD Securities has assumed the accuracy, completeness and fair representation of and has relied upon the financial statements forming part of the Information.

The Valuation and Fairness Opinion are rendered as of May 28, 2006, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Mexgold and Gammon Lake and their respective subsidiaries and affiliates as they were reflected in the Information. Any changes therein may affect the Valuation and Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuation and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuation and Fairness Opinion after such date.

TD Securities determined the fair market value of the Common Shares as part of the Valuation. For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with Rule 61-501, TD Securities has made no downward adjustment to the fair market value of the Common Shares to reflect the liquidity of the Common Shares, the effect of the Arrangement, or the fact that the Common Shares held by individual holders do not form part of a controlling interest. Values determined on the foregoing basis represent "en bloc" values, that is, values that an acquirer of 100% of the Common Shares would be expected to pay in an open auction of Mexgold.

Rule 61-501 requires that a formal valuation include a valuation of any non-cash consideration being offered as part of the transaction subject to Rule 61-501, except in certain circumstances outlined in Rule 61-501. TD Securities has therefore included a valuation of the consideration to be received by the Shareholders under the Arrangement (the "Consideration") as part of the Valuation. TD Securities believes that it is appropriate in the circumstances to determine, and therefore has determined, the market trading value of the Consideration.

The Valuation and Fairness Opinion are the opinions of TD Securities and their form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuation is based upon techniques and assumptions that TD Securities considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Common Shares.

The Valuation and Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "Association") but the Association has not been involved in the preparation or review of the Valuation and Fairness Opinion.

Valuation Methodologies

For purposes of determining the fair market value of the Common Shares and the market trading value of the Consideration, TD Securities relied primarily upon four methodologies: net asset value ("NAV") analysis; discounted cash flow ("DCF") analysis; comparable precedent transactions analysis; and market trading multiples analysis. TD Securities placed greatest emphasis on the NAV analysis for the reasons expressed in the Valuation.

Valuation Conclusion

Based upon and subject to the assumptions, limitations, analyses and other matters set forth in the Valuation and Fairness Opinion, TD Securities is of the opinion that, as of May 28, 2006, the fair market value of a Common Share is in the range of $6.50 to $8.00. Based upon and subject to the assumptions, limitations, analyses and other matters set forth in the Valuation and Fairness Opinion, TD Securities is of the opinion that, as of May 28, 2006, the market trading value of the Consideration is in the range of $6.75 to $8.25 per Common Share.

Fairness Opinion

In considering the fairness of the Consideration to be received by the Minority Shareholders in connection with the Arrangement, TD Securities principally considered and relied upon:

(a)   a comparison of the market trading value of the Consideration to the fair market value of the Common Shares as determined in the Valuation;

(b)   a comparison of the premiums implied by the Consideration to the trading prices of the Common Shares prior to announcement of the Arrangement to the premiums implied by selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions; and

(c)   a comparison of the premiums implied by the Exchange Ratio to the trading exchange ratio of the Common Shares and the Gammon Lake Common Shares prior to announcement of the Arrangement to the premiums implied by selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions.

Fairness Opinion Conclusion

Based upon and subject to the assumptions, limitations, analyses and other matters set forth in the Valuation, TD Securities is of the opinion that, as of May 28, 2006, the consideration of 0.47 of a Gammon Lake Common Share for each Common Share to be received by the Shareholders (other than Gammon Lake) in connection with the Arrangement is fair, from a financial point of view, to such Shareholders.

The complete text of the Valuation and Fairness Opinion, which sets forth, among other things, the scope of TD Securities’ review and the assumptions, limitations, and analyses relied upon by TD Securities in preparing the Valuation and Fairness Opinion, is attached as Schedule C to this Circular. Shareholders are urged to read the Valuation and Fairness Opinion carefully and in its entirety.

EFFECTS OF THE ARRANGEMENT

Corporate Structure

Upon the completion of the Arrangement, Mexgold will be a wholly-owned subsidiary of Gammon Lake. The following diagram depicts the anticipated organizational structure of Gammon Lake and its significant subsidiaries upon the completion of the Arrangement, and the location of the material properties in the structure.

(1) 2% of the issued and outstanding shares of Gammon Lake Mexico S.A. de C.V. are held by Gammon Lake directly in accordance with Mexican corporate law requirements.

Business and Properties

Following the Arrangement, Gammon Lake intends to continue the business currently carried on by it and Mexgold, namely:

(a)   the exploration, development and exploitation of Gammon Lake’s mineral interests in its Ocampo gold-silver mine and exploration property (comprising an operating underground and open pit mine and additional exploration concessions) in the State of Chihuahua, Mexico, details of which are provided in the Annual Information Form of Gammon Lake for the five months ended December 31, 2005 and which is incorporated by reference into this Circular;

(b)   the exploration, development and exploitation of Mexgold’s mineral interests in its El Cubo gold-silver mine and exploration property (comprising an operating multi-level underground mine and additional exploration concessions) in the Guanajuato State, Mexico, details of which are provided in Schedule I - "Information Concerning Mexgold";

(c)   the exploration, development and exploitation of the Las Torres gold-silver mine (comprising four working mines) in Guanajuato State, Mexico, pursuant to a mining lease agreement between Mexgold’s subsidiary, Compania Minera del Cubo S.A. de C.V. and Compania Minera Las Torres, S.A. de C.V., details of which are provided in Schedule I - "Information Concerning Mexgold Resources Inc.", below; and

(d)   the exploration and development and exploitation of Mexgold’s mineral interests in its Guadalupe y Calvo Gold-Silver Project (comprising a total of 4 concessions encompassing approximately 436 hectares) in the State of Chihuahua, Mexico, details of which are provided in Schedule I - "Information Concerning Mexgold", below.

Authorized and Issued Share Capital

It is anticipated that Gammon Lake will issue approximately 21,786,333 Gammon Lake Common Shares, and Gammon Lake Options exercisable to acquire up to an aggregate of 5,564,696 Gammon Lake Common Shares to the Shareholders and holders of Mexgold Options on the completion of the Arrangement, respectively. In addition, the completion of the Arrangement will trigger adjustment provisions under the terms of the Mexgold Warrants, so that the Mexgold Warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake Common Shares. Immediately following the Arrangement and the adjustment of the Mexgold Warrants, the holders of the issued and outstanding securities of Mexgold (other than Gammon Lake) will hold approximately 22% of the issued and outstanding Gammon Lake Common Shares (on a non-diluted basis; 23.6% on a fully-diluted basis).

Assuming the completion of the Arrangement, the issued and outstanding share capital of Gammon Lake following the Arrangement will be held as follows (the percentages may not add up to 100% due to rounding):

Fully-Diluted Share Capital of Gammon Lake Following the Arrangement
	Number of	Number of Gammon Lake	Fully Diluted	Percentage
	Gammon	Common Shares Issuable	Gammon
	Lake	on the Exercise of	Lake
	Common	Gammon Lake	Common	Non-	Fully-
	Shares	Convertible Securities	Shares	Diluted	Diluted(1)
Excluded Persons(2)	2,672,480	8,521,500	11,193,980	2.6%	9.7%
Mexgold Minority	21,558,853	3,565,316	25,124,169	21.3%	21.7%
Shareholders,
Warrantholders and
Optionholders other
than Excluded
Persons
Holders of Gammon	76,890,724	2,506,676	79,397,400	76.1%	68.6%
Lake Common
Shares and
Convertible
Securities other than
Excluded Persons
TOTAL	101,122,057	14,593,492	115,715,549	100%	100%

(1)     Assuming that all Gammon Lake Convertible Securities are exercised.
(2)      For the post-Arrangement holdings in Gammon Lake, these are the directors and officers of Gammon Lake who also hold Common Shares and/or Mexgold Options, namely Fred George, Dale M. Hendrick, Bradley H. Langille, Colin Sutherland and John C. Thornton. The numbers given above include the Gammon Lake Common Shares and Gammon Lake Convertible Securities held by such persons on June 28, 2006.

Principal Holders of Securities

Upon the completion of the Arrangement, it is anticipated that no person or company will beneficially own, directly or indirectly, or exercise control or direction over common shares of Gammon Lake carrying more than 10% of the voting rights attached to all outstanding securities of Gammon Lake.

Management

Following the completion of the Arrangement, Gammon Lake will determine: (a) which personnel of Mexgold will be appointed or retained upon the completion of the Arrangement; and (b) which directors, officer, employees, consultants and other personnel of Mexgold will be maintained or retained subsequent to the Arrangement. It is expected that the key employees of Mexgold will remain with the company. It is expected that the board of directors and senior officers of Gammon Lake will remain unchanged. For details on the current board of directors and senior officers of Gammon Lake, please refer to the Annual Information Form of Gammon Lake dated March 31, 2006 for the five months ended December 31, 2005 and the management information circular of Gammon Lake dated April 13, 2006, which are available under the profile of Gammon Lake on SEDAR at www.sedar.com and which are incorporated by reference into this Circular.

Listing of Securities

Subject to TSX and AMEX approval, the Gammon Lake Common Shares will be listed for trading on the TSX under the trading symbol "GAM" and on the AMEX under the trading symbol "GRS". As Mexgold will be a wholly-owned subsidiary of Gammon Lake, the Common Shares will be delisted from the TSXV following the completion of the Arrangement.

Change of Corporate Statute

The Arrangement will result in the Shareholders ceasing to be shareholders of Mexgold, a corporation governed by the OBCA, and becoming shareholders of Gammon Lake, a corporation governed by the QCA. As a result, the rights of the Shareholders after the completion of the Arrangement will be governed by the QCA.

While the QCA is substantially similar to the OBCA, Shareholders should note the following material differences:

(a)   while section 248 of the OBCA allows shareholders of a corporation to apply to the court for a wide range of orders to relieve oppressive or unfairly prejudicial acts, omissions or conduct of the corporation, its affiliates or its directors, the QCA has no such provision;

(b)   while the OBCA requires a majority of the board of directors of a corporation to be resident Canadians, the QCA has no such requirement;

(c)   while the OBCA contains provisions for class vote of shareholders in certain circumstances, the QCA (unless provided for in articles of the corporation) has no such requirement;

(d)   while the OBCA allows a shareholder to dissent from certain actions of the corporation and to have paid the faire value of the shares held by such shareholders, the QCA has no such provision;

(e)   while the OBCA requires shareholder approval for a sale of all or substantially all of a corporation’s assets, the QCA has no such requirement.

Shareholders should consult with their legal advisors regarding the differences between these two statutes.

Auditors, Registrar and Transfer Agent

Following the completion of the Arrangement, the auditors of Gammon Lake will continue to be KPMG LLP, Chartered Accountants, Halifax, Nova Scotia.

The Transfer Agent and Registrar of Gammon Lake will continue to be Computershare Investor Services Inc.. The register of transfers for the Gammon Lake Common Shares will continue to be located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

SELECTED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma financial data for Gammon Lake is based upon, and should be read in conjunction with, the more detailed financial information appearing in the Pro Forma Financial Statements of Gammon Lake and the notes thereto for the year ended July 31, 2005, the five months ended December 31, 2005 and the three months ended March 31, 2006, a copy of which is attached hereto as Schedule G. The Pro Forma Consolidated Financial Statements reflect the completion of the Arrangement as if it had occurred as of the beginning of the periods presented for the purposes of the pro forma consolidated statement of operations, and as of March 31, 2006 for the purposes of the pro forma balance sheet. The Pro Forma Financial Statements include financial information taken from the unaudited consolidated financial statements of Gammon Lake as at March 31, 2006 and for the three months then ended, the audited consolidated financial statements of Gammon Lake for the five months ended December 31, 2005 and the year ended July 31, 2005, and financial information taken from the unaudited consolidated financial statements of Mexgold as at March 31, 2006 and the three months then ended, and the audited consolidated financial statements of Mexgold for the eight months ended December 31, 2005 and the year ended April 30, 2005, which financial statements are incorporated herein by reference. Gammon Lake is currently evaluating Mexgold’s mining operations as part of its transition plan relating to the integration of Mexgold’s operations with Gammon Lake’s existing operations. The Pro Forma Consolidated Financial Statements are not necessarily indicative of the financial position or financial results that would have been achieved had the Arrangement been completed as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

Pro Forma Consolidated Balance Sheet Information (unaudited)

As at March 31, 2006

Current Assets	$60,752,006
Deposits on Capital Equipment	$326,788
Deferred Stock-Based Compensation	$5,428,375
Mining Interests and Capital Assets	$547,785,358
Goodwill	$131,682,078
Total Assets	$745,974,605

Current Liabilities	$58,825,950
Long Term Debt	$42,625,879
Employee Future Benefits	$2,955,904
Future Income Taxes	$76,701,324
Total Liabilities	$181,109,057

Shareholders’ Equity	$564,865,548
Total Liabilities and Shareholders’ Equity	$745,974,605

Pro Forma Consolidated Income Statement Information (unaudited)

	For the Three	For the Five	For the Year
	Months Ended	Months Ended	Ended July 31,
	March 31, 2006	December 31, 2005	2005
Revenue from Mining Operations	$14,183,280	$14,487,564	$23,079,939
Expenses	$19,973,304	$31,741,896	$63,041,937
Foreign Exchange Gain (Loss)	$(789,485)	$927,355	$1,037,321
Interest and Sundry Income	$229,258	$256,916	$1, 442,894
Future Income Tax Recovery	$(818,076)	$(2,637,752)	$(3,546,675)
Loss	$(5,532,175)	$(13,432,309)	$(33,935,108)
Basic and Diluted Loss per Share	$(0.05)	$(0.14)	$(0.39)

MARKET PRICE

Mexgold

In Canada, the outstanding Common Shares of Mexgold are listed on the TSXV under the trading symbol "MGR". The following table summarizes the high, low and closing market prices and volumes of the Common Shares on the TSXV for the periods set out below.

Period	High	Low	Close	Volume
				(millions)
June 1 to 27, 2006	$6.50	$5.00	$6.49	0.7
May, 2006	$6.80	$4.90	$6.50	2.5
April, 2006	$7.50	$6.60	$6.86	1.6
March, 2006	$7.37	$6.25	$7.37	2.1
February, 2006	$6.25	$5.46	$6.01	1.9
January, 2006	$5.29	$4.60	$5.29	2.6
October to December 2005	$4.90	$3.45	$4.88	6.1
July to September 2005	$3.55	$2.54	$3.55	3.1
April to June 2005	$3.20	$2.54	$2.85	3.1
January to March 2005	$2.77	$2.10	$2.74	2.9
October to December 2004	$3.10	$2.30	$2.59	3.3
July to September 2004	$3.25	$2.25	$2.78	2.8
April to June 2004	$5.15	$2.95	$2.95	3.3

The closing price of the Common Shares on May 26, 2006, the last trading day prior to the announcement by Gammon Lake and Mexgold of the Arrangement, was $5.70 per share. The closing price of the Common Shares on June 27, 2006 was $6.49 per share.

Gammon Lake

In Canada, Gammon Lake Common Shares trade on the TSX under the symbol "GAM" and on the AMEX under the symbol "GRS". The TSX is considered the primary exchange for trading in Gammon Lake Common Shares. The following table sets forth the range of high, low and closing prices and volumes of Gammon Lake Common Shares as reported on the TSX for the periods set out below.

Period	High	Low	Close	Volume
				(millions)
June 1 to 27, 2006	$14.31	$10.49	$13.65	9.2
May, 2006	$18.05	$13.91	$14.10	10.9
April, 2006	$20.90	$16.41	$17.22	11.5
March, 2006	$21.27	$18.34	$20.92	12.4
February, 2006	$19.18	$15.85	$18.20	12.2
January, 2006	$16.22	$13.74	$16.22	10.1
October to December 2005	$13.98	$8.60	$13.81	18.8
July to September 2005	$9.73	$8.00	$9.51	7.2
April to June 2005	$8.72	$6.91	$8.25	14.8
January to March 2005	$7.57	$6.03	$7.02	11.3
October to December 2004	$7.81	$6.10	$6.43	11.5
July to September 2004	$9.30	$6.00	$7.35	9.8
April to June 2004	$10.05	$7.82	$8.82	13.7

The closing price of the Gammon Lake Common Shares on the TSX on May 26, 2006, the last trading day prior to the  announcement by Gammon Lake and Mexgold of the Arrangement, was $14.20 per share. The closing price of the Gammon Lake Common Shares on the TSX on June 27, 2006 was $13.65 per share.

REQUIRED APPROVALS

Securityholder Approvals

At the Meeting, the Securityholders will be asked to consider and if considered advisable, pass, the Arrangement Resolution to approve the Arrangement. A copy of the Arrangement Resolution is attached as Schedule A to this Circular.

As provided in the Interim Order, before the Arrangement can be implemented, the Arrangement Resolution, with or without variation, must be approved by at least 66 2/3% of the votes cast at the Meeting by the Shareholders and the Optionholders present in person or represented by proxy at the Meeting. Shareholders and Optionholders will vote together as a single class at the Meeting. Each Common Share carries the right to one vote. Each Mexgold Option carries the right to one vote for each Common Share issuable upon the full exercise of the Mexgold Option, without reference to any vesting provisions or the exercise price thereof, determined as of the close of business (Toronto time) on the Record Date. To the best of the knowledge of the management of Mexgold, after due enquiry, as at June 28, 2006, the directors and officers of Mexgold beneficially owned, directly or indirectly, or exercised control or direction over, 604,000 Common Shares and 4,680,000 Mexgold Options. The directors and officers of Mexgold have advised that they will vote all such Common Shares and Mexgold Options in favour of the Arrangement Resolution.

In addition, because the Arrangement is a "business combination" and a "related party transaction" for Mexgold under Rule 61-501, the Arrangement Resolution must also be approved by at least a majority of the votes cast in respect thereof by the Minority Shareholders present in person or represented by proxy at the Meeting. To the best of the knowledge of the management of Mexgold, after due enquiry, as at June 28, 2006, a total of 14,334,0000 Common Shares were beneficially owned, or control or direction was exercised over such shares, by Excluded Persons. To the best of the knowledge of Mexgold, after due enquiry, as at June 28, 2006 a total of 120,000 Common Shares were beneficially owned, or control or direction was exercised over such shares and options, by the directors and senior officers of Mexgold and their respective associates who are independent of Gammon Lake. Those persons have advised that they intend to vote all such Common Shares in favour of the Arrangement Resolution.

Court Approval of Arrangement

The OBCA requires that Mexgold obtain court approval to proceed with the Arrangement. Prior to the mailing of this Circular, Mexgold obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached to this Circular as Schedule D. The Notice of Application for the Final Order is attached to this Circular as Schedule E.

As provided in the Notice of Application, the hearing in respect of the Final Order is scheduled to take place on August 2, 2006, before the Court at Toronto, Ontario, subject to Securityholder approval of the Arrangement at the Meeting. At this hearing, all Securityholders who wish to participate or be represented or present evidence or argument may do so, subject to filing a Notice of Appearance and satisfying other requirements. A Securityholder wishing to appear before the Court should seek legal advice.

The Court has broad discretion under the OBCA when making orders in respect of the Arrangement and the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

The Court will be informed prior to the hearing that, if such declaratory judgment is granted, this will constitute the basis for an exemption from the registration requirements of the 1933 Act with respect to, among other things, the Gammon Lake Common Shares and Gammon Lake Options to be distributed pursuant to the Arrangement. See "Regulatory Matters – U.S. Securities Law Matters".

Stock Exchange Approvals

The Arrangement is conditional on acceptance by the TSXV of the Arrangement and the approval by the TSX and the AMEX (and any other securities regulatory authority) of the Arrangement, the listing of the additional Gammon Lake Common Shares issuable under the Arrangement and upon the exercise of the Gammon Lake Convertible Securities, and the continued listing of the Gammon Lake Common Shares on the TSX following completion of the Arrangement. The TSX has conditionally approved the listing of all Gammon Lake Common Shares to be issued by Gammon Lake in connection with the Arrangement and have reserved for listing the maximum number of Gammon Lake Common Shares issuable on the exercise of the Gammon Lake Convertible Securities, subject to fulfillment of standard conditions. Gammon Lake has also applied to list on the AMEX the Gammon Lake Common Shares to be issued in connection with the Arrangement and upon the exercise of the Gammon Lake Convertible Securities. Listing will be subject to Gammon Lake fulfilling all of the requirements of the AMEX.

Regulatory Approvals

Gammon Lake must give notice of the Arrangement to the Mexican Federal Commission of Economic Competition of before the completion of the Arrangement. The Arrangement will not require the approval of the Mexican Federal Commission of Economic Competition.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

The Arrangement is proposed to be carried out pursuant to Section 182 of the OBCA, and the following procedural steps must be taken in order for the Arrangement to become effective:

(a)   The Court must grant the Final Order approving the Arrangement;

(b)   All conditions precedent to the Arrangement, including without limitation those contained in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(c)   The Articles of Arrangement must be filed with and accepted by the Director.

Payment by Gammon Lake of the consideration for the Common Shares and Mexgold Options so transferred will be made as soon as practicable following the later of the Effective Date and the date of deposit by a Securityholder with the Depositary of a duly completed and executed Letter of Transmittal (in the case of a Shareholder) and the certificates representing such Common Shares or Mexgold Options, as the case may be, except for payments to a Dissenting Shareholder.

Depositary

Mexgold and Gammon Lake have retained the services of the Depositary for the receipt of the Letters of Transmittal and the certificates representing Common Shares and for the delivery of the certificates representing the Gammon Lake Common Shares to be issued to Shareholders under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities law and expenses in connection therewith.

Procedures for Exchange of Certificates by Shareholders

Enclosed with this Circular is a Letter of Transmittal (printed on yellow paper). The Letter of Transmittal, when properly completed and duly executed and returned together with certificates for Common Shares and all other required documents, will enable each Shareholder to obtain a certificate representing Gammon Lake Common Shares issued under the Arrangement to such Shareholder on the basis of 0.47 of Gammon Lake Common Shares for each Common Share previously held and represented by the deposited share certificates.

No fractional Gammon Lake Common Shares will be issued under the Arrangement. If any Shareholder should be entitled to receive a fractional number of Gammon Lake Common Shares, the number of Gammon Lake Common

Shares to be received by such Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number of Gammon Lake Common Shares.

Any use of the mail to transmit a certificate for Common Shares and a related Letter of Transmittal is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Whether or not Shareholders forward the certificates representing their Common Shares upon completion of the Plan of Arrangement on or before the Effective Date, Shareholders will cease to be Shareholders as of the Effective Date and will only be entitled to receive the certificates representing that number of Gammon Lake Common Shares to which they are entitled under the Plan of Arrangement or, in the case of Dissenting Shareholders, the right to receive fair value for their Common Shares in accordance with the dissent procedures. See "Rights of Dissent".

Certificates representing the appropriate number of Gammon Lake Common Shares issuable to a former Shareholder who has complied with the procedures set out above will, as soon as reasonably practicable, but in any event within the later of three business days after the Effective Date and ten business days after the receipt by the Depositary of the duly completed and executed Letter of Transmittal, certificate(s) representing the Common Shares, and all other required documents, (i) be forwarded to the Shareholder at the address specified in the Letter of Transmittal by first class mail, postage prepaid, or (ii) be made available at the principal offices of the Depositary in Montreal, Quebec or in Toronto, Ontario for pick up by the Shareholder if requested by the Shareholder in the Letter of Transmittal.

Where a certificate for Common Shares has been destroyed, lost or mutilated, the Shareholder should immediately contact the Depositary, at 1-800-564-6253 in North America (toll free) or 1-514-982-7555 outside of North America, regarding the issuance of a replacement certificate upon the Shareholder satisfying such requirements as may be imposed by Mexgold or the Depositary in connection with issuance of the replacement certificate.

To ensure timely delivery of the certificate(s) representing the Gammon Lake Common Shares that a Shareholder is entitled to under the Arrangement, it is recommended that the Letter of Transmittal, properly completed and signed, together with the certificates representing the Common Shares owned by such Shareholder and any other required documentation be delivered by mail, hand or courier to the Depositary at the address set forth on the back page of this Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the second business day preceding the Meeting.

Beneficial Shareholders should contact their Intermediary for instructions and assistance in providing details for registration or delivery of their Gammon Lake Common Shares.

Extinction of Rights

Any certificate representing Common Shares which immediately prior to the Effective Time represented outstanding Common Shares that were not deposited (together with all other instruments required by Mexgold and/or the Depositary) pursuant to the Arrangement on or prior to the sixth anniversary of the Effective Date, will cease to represent a claim or interest of any kind or nature as a Shareholder or for the receipt of Gammon Lake securities or other consideration. On such date, the consideration to which the former holder of the certificate(s) representing Common Shares would have been entitled to receive will be deemed to have been surrendered for no consideration to Gammon Lake, together with all entitlements to dividends, distributions and any interest thereon held for such former holder.

Procedures for Exchange of Mexgold Options

A holder of Mexgold Options at the Effective Time shall be entitled to receive an instrument representing the Gammon Lake Options to which such holder is entitled pursuant to the Arrangement as soon as practical after the Effective Date upon delivery to Gammon Lake of such documents and instruments, if any, as Gammon Lake may reasonably require, and each and every certificate, document, agreement or other instrument, if any, formerly representing Mexgold Options will be and will be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. Gammon Lake will register and make available or send by first class mail (postage prepaid) an instrument representing Gammon Lake Options registered in the name, and to the last address of, each former holder of Mexgold Options as registered in the books and records of Mexgold. Unless otherwise requested or directed by Gammon Lake, a holder of a Mexgold Option is not required to submit a Letter of Transmittal. No fractional Gammon Lake Options will be issued under the Arrangement.

RIGHTS OF DISSENT

Pursuant to the Interim Order, Shareholders are entitled to dissent in respect of the Arrangement Resolution provided that they satisfy the requirements set out in section 185 of the OBCA, as modified by the Interim Order. A Dissenting Shareholder who complies with each of the steps required to dissent will be entitled to be paid the fair value of the Common Shares in respect of which it dissents, determined as of the close of business on the day before the proposed amendments are implemented. A Dissenting Shareholder may only dissent with respect to all of the Common Shares held by it on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. However, a Dissenting Shareholder is not entitled to dissent from the Arrangement Resolution with respect to any Common Shares beneficially owned by one owner if the Shareholder votes any such shares beneficially owned by that owner in favour of the Special Resolution.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the OBCA, and is qualified in its entirety by reference to the full text of the Interim Order and Section 185 of the OBCA, copies of which are attached in their entirety as Schedules D and F to this Circular, respectively. These provisions are technical and complex. Any Shareholder desiring to exercise its right of dissent should seek legal counsel since the failure to properly comply with such provisions could prejudice this right.

In order to make a claim, a Dissenting Shareholder must send to Mexgold, to the attention of the Chief Executive Officer, a Notice of Dissent to the Arrangement Resolution. The objection must be received by Mexgold at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8, Fax no. (902) 468-0631 not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof, with a copy delivered to Mexgold’s registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax no. 1-866-249-7775 or (416) 263-9524. It is important that Dissenting Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the OBCA. The sending of the Notice of Dissent does not deprive such Shareholder of the right to vote at the Meeting. A vote against the Arrangement Resolution or the execution of a proxy which is so voted does not itself constitute a Notice of Dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent in respect of the Arrangement Resolution, but any such proxy granted by a Shareholder who intends to dissent should be validly revoked (see "Revocation of Proxies’’ under ‘‘General Information for the Meeting") in order to prevent the proxy holder from voting such shares in favour of the Arrangement Resolution. A vote in favour of the Arrangement Resolution, whether in person or by proxy, may constitute a waiver of a Securityholder’s right to dissent.

Persons who are Beneficial Shareholders who wish to dissent with respect to their Common Shares should be aware that only the registered Shareholder of such Common Shares is entitled to dissent with respect to them. A registered Shareholder such as an Intermediary who holds Common Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise dissent rights on behalf of such Beneficial Shareholders with respect to the securities held for such Beneficial Shareholders. In such case, the Notice of Dissent should set forth the number of Common Shares it covers.

Within 10 days after the Arrangement Resolution is adopted by the Securityholders, Mexgold will send written notice to each Securityholder who has filed a Notice of Dissent to the Arrangement Resolution and who has not voted for the Arrangement Resolution or withdrawn its objection notice that the Arrangement Resolution has been adopted.

Within 20 days after receiving from Mexgold a notice that the Arrangement Resolution has been adopted, or if such notice is not received, within 20 days after learning that the Arrangement Resolution has been adopted, the Dissenting Shareholder must send to Mexgold a written notice containing its name, address, and the number of Common Shares and/or Mexgold Options in respect of which it dissents and a demand for payment of the fair value of such Common Shares and/or Mexgold Options. Within 30 days thereafter, the Dissenting Shareholder must send to Mexgold or its transfer agent, Computershare Investor Services Inc., the certificates representing the Common Shares and/or Mexgold Options in respect of which it dissents. The certificates will be endorsed with a notice that the holder is a Dissenting Shareholder and will be returned to the Securityholder. Upon sending the notice demanding payment of fair value, a Dissenting Shareholder ceases to have any rights as a shareholder of Mexgold other than to be paid the fair value of its Common Shares and/or Mexgold Options, except where (a) such Dissenting Shareholder withdraws its notice before Mexgold makes an offer to pay for its Common Shares and/or Mexgold Options, (b) Mexgold fails to make an offer and the Dissenting Shareholder withdraws its notice, or (c) the directors of Mexgold elect not to proceed with the Arrangement.

Not later than seven days after the later of the date on which the Arrangement Resolution is effective or the day on which Mexgold receives the notice containing the demand for payment, Mexgold will send to each Dissenting Shareholder who has sent such notice, a written offer to pay for its shares, accompanied by a statement showing how the fair value was determined, or a notification that it is unable lawfully to pay Dissenting Shareholders for their shares. Every such offer to pay for Common Shares and/or Mexgold Options shall be on the same terms. Unless otherwise unable to lawfully pay, Mexgold shall pay for the Common Shares and/or Mexgold Options of a Dissenting Shareholder within 10 days after the offer by Mexgold has been accepted, but any offer lapses if not accepted within 30 days. If Mexgold fails to make such an offer, or if a Dissenting Shareholder fails to accept an offer, Mexgold may within 50 days after the proposed amendments are effective, or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares and/or Mexgold Options of such Dissenting Shareholder. If Mexgold fails to apply to a court in such manner and within such period, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or such further period as a court may allow. The application must be made to a court having jurisdiction in the place where Mexgold has its registered office or in the province where the Dissenting Shareholder resides if Mexgold carries on business in that province.

Upon an application to a court, all Dissenting Shareholders whose Common Shares and/or Mexgold Options have not been purchased by Mexgold will be joined as parties and be bound by the decision of the court, and Mexgold will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Common Shares and/or Mexgold Options of all Dissenting Shareholders who have not accepted an offer to pay. The final order of a court will be rendered against Mexgold in favour of each Dissenting Shareholder and for the amount of the fair value of the Dissenting Shareholder’s Common Shares and/or Mexgold Options as fixed by the court. The court may, in its discretion allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the date on which the Arrangement Resolution was adopted until the date of payment.

Provided that the Arrangement Resolution becomes effective, a Securityholder who complies with each of the steps required to dissent effectively is entitled to be paid the fair value of the Common Shares in respect of which such Shareholder has dissented. (See "Canadian Federal Income Tax Considerations").

QUALIFICATION AND RESALE OF GAMMON LAKE COMMON SHARES

Canada

The Gammon Lake Common Shares and Gammon Lake Options to be issued pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof, and, in the case of the Gammon Lake Stock Options, other than as provided for in the rules and policies of the TSX and the terms of the Gammon Lake Options) in Canada under applicable securities laws of the provinces and territories of Canada, subject to the usual conditions that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are subject to any such resale, no extraordinary commission or consideration is paid in respect thereof and if the seller is an insider or officer it has no reasonable grounds to believe that Gammon Lake is in default of securities legislation.

The Gammon Lake Common Shares to be issued upon the exercise of the Gammon Lake Options will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally be "freely tradeable" (subject to any "control block" disclosure requirements and resale restrictions that may arise by virtue of the ownership thereof) in Canada under applicable securities laws of the provinces and territories of Canada, subject in certain circumstances to the usual conditions that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are subject to any such resale, no extraordinary commission or consideration is paid in respect thereof and if the seller is an insider or officer it has no reasonable grounds to believe that Gammon Lake is in default of securities legislation.

United States

The proposed issuances of Gammon Lake Common Shares and Gammon Lake Options to Securityholders are considered to be "offers" or "sales" of securities subject to the registration requirements of Section 5 of the 1933 Act. Gammon Lake therefore seeks to rely upon the securities registration exemption set forth in Section 3(a)(10) of the 1933 Act with respect to the various issuances of securities pursuant to the Arrangement. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be determined. The Court entered the Interim Order on June 27, 2006 and, subject to the approval of the Arrangement by the Securityholders, a hearing on the Arrangement is expected to be held on August 2, 2006 by the Court. See "Procedures for the Arrangement to become Effective – Court Approval". The consequences to Mexgold’s current Securityholders are set out below.

In the event that the Arrangement is completed, the resulting issuance of Gammon Lake Common Shares and Gammon Lake Options will not be registered under Section 5 of the 1933 Act or the securities laws of any state of the United States, but will instead be effected in reliance on the registration exemption provided by Section 3(a)(10) of the 1933 Act and exemptions provided under applicable state securities laws. The Gammon Lake Common Shares received by Securityholders in the Arrangement will generally be resaleable without securities laws restriction except with respect to certain Securityholders. The Gammon Lake Options are, by their terms, non-transferable.

With respect to Gammon Lake Common Shares issued to Securityholders upon closing of the Arrangement, persons who are not affiliates of either Mexgold or Gammon Lake prior to the Arrangement and who are not affiliates of Gammon Lake after the Arrangement, subject to applicable Canadian requirements, may resell their Gammon Lake Common Shares without restriction under the 1933 Act. Rule 144 under the 1933 Act defines an "affiliate" of an issuer as "a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such issuer." Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its affiliates.

Persons who are affiliates of either Mexgold or Gammon Lake prior to the Arrangement may not resell their Gammon Lake Common Shares in the absence of registration under the 1933 Act, unless, as discussed below, an exemption from registration is available.

Persons who are affiliates of either Mexgold or Gammon Lake prior to the Arrangement, and are affiliates of Gammon Lake after the Arrangement, will be entitled to resell, during any three-month period, that number of Gammon Lake Common Shares that does not exceed the greater of (i) one percent of the then outstanding securities of such class and (ii) the average weekly reported volume of trading in such securities on the AMEX during the four calendar weeks preceding the filing of the required notice under Rule 144 of the 1933 Act, or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, subject to certain restrictions on the manner of sale, notice requirements, aggregation rules and the availability of public information about Gammon Lake.

Persons who are affiliates of either Mexgold or Gammon Lake prior to the Arrangement, but are not affiliates of Gammon Lake after the Arrangement, may resell their Gammon Lake Common Shares as described in the immediately preceding paragraph, or without regard to the volume and manner of sale limitations set forth in the preceding paragraph, so long as they hold their Gammon Lake Common Shares for a period of one year from the date of the Arrangement, subject to the availability of certain public information about Gammon Lake.

Finally, persons who are affiliates of either Mexgold or Gammon Lake prior to the Arrangement and are not, and have not been during the three-month period preceding the resale, an affiliate of Gammon Lake after the Arrangement, may resell their Gammon Lake Common Shares without regard to the restrictions set forth in the preceding two paragraphs, so long as they hold their Gammon Lake Common Shares for a period of two years from the date of the Arrangement.

The exemption provided by Section 3(a)(10) of the 1933 Act will not be available for the issuance of Gammon Lake Common Shares upon the exercise of Gammon Lake Options. As a result, Gammon Lake Options may not be exercised by or on behalf of a person in the United States, and the shares issuable upon their exercise may not be offered or sold in the United States, unless the issuance or resale, as applicable, of such Gammon Lake Common Shares is the subject of registration under the 1933 Act and applicable state securities laws, or an exemption is available from such registration requirements such as the exemption contained in Rule 144 under the 1933 Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the 1933 Act. Under Rule 144, the Gammon Lake Common Shares issued upon the exercise of Gammon Lake Options to a person in the United States will be subject to a one year hold period. After the one year holding period, the Gammon Lake Common Shares may be resold in the United States in accordance with the volume, current public information, manner of sale limitations and notice provisions of Rule 144. After a two year hold period, persons who are not then affiliates of Gammon Lake and have not been affiliates of Gammon Lake for the three-month period immediately preceding such date will be entitled to resell such restricted securities without restriction under the 1933 Act.

Subject to certain limitations, all holders of Gammon Lake Common Shares, including shares issued upon the exercise of Gammon Lake Options, may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of Gammon Lake Common Shares following the Arrangement who are not affiliates of Gammon Lake or who are affiliates of Gammon Lake solely by virtue of their status as an officer or director of Gammon Lake may, under the securities laws of the United States, resell their Gammon Lake Common Shares in an "offshore transaction" (which would include a sale through the TSX) if neither the seller, nor an affiliate, nor any person acting on their behalf engages in "directed selling efforts" in the United States and, in the case of a sale of Gammon Lake Common Shares by an officer or director who is an affiliate of Gammon Lake solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Additional restrictions are applicable to a holder of Gammon Lake Common Shares who will be an affiliate of Gammon Lake other than by virtue of his or her status as an officer or director of Gammon Lake.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Gammon Lake Common Shares and Gammon Lake Options received upon completion of the Arrangement. Holders of these securities may be subject to additional restrictions including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable securities laws of all U.S. states. All holders of Gammon Lake’s securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

The solicitation of proxies under the Arrangement is not subject to the requirements of Section 14(a) of the 1934 Act; accordingly, this Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to proxy statements under the 1934 Act. The financial statements included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor-independence standards, and may not be comparable in all respects to financial statements of United States companies.

The securities to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or securities regulatory authority of any state in the United States passed on the adequacy or accuracy of this circular. Any representation to the contrary is a criminal offence.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to Shareholders who are individuals (other than trusts, including trusts that govern deferred income plans under the ITA such as registered retirement savings plans) or corporations who are not exempt from Canadian federal income tax, who, for the purposes of the ITA, (i) deal at arms’ length with, and are not affiliated with, Mexgold and Gammon Lake, (ii) hold their Common Shares as capital property, and (iii) immediately following the completion of the Arrangement will not, either alone or together with other persons with whom they do not deal at arm’s length, either control

Gammon Lake or beneficially own shares of Gammon Lake which have a fair market value in excess of 50% of the fair market value of all outstanding shares of Gammon Lake. Common Shares will generally be considered to be held as capital property for purposes of the ITA by holders thereof unless they are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Shareholders who are resident in Canada and whose Common Shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification for their Common Shares, and all other "Canadian securities" as defined in the ITA, owned by such Shareholders, by making the irrevocable election permitted by subsection 39(4) of the ITA. This summary is not applicable to a Shareholder: (i) that is a "specified financial institution" as defined in the ITA; (ii) that is a "financial institution" as defined in the ITA for purposes of the "mark-to-market rules"; or (iii) an interest in which would be a "tax shelter investment" under the ITA.

The following summary is based on the current provisions of the ITA, the regulations thereunder, all proposals to amend the ITA or the regulations publicly announced by the federal Minister of Finance prior to the date hereof, and Mexgold’s understanding, based upon publicly available published materials, of the current administrative practices of the CRA.

This summary is not exhaustive of all Canadian federal income tax considerations applicable to a Shareholder who proposes to participate in or dissent in relation to the Arrangement. Other than publicly-announced proposals to amend the ITA or the regulations, this summary does not take into account or anticipate changes in the ITA, the regulations or the administrative practices of the CRA. Nor does this summary take into account provincial, territorial, or foreign tax considerations, nor any considerations that may arise under any income tax convention or treaty which may have application to a Securityholder in relation to its liability to or relief from taxation in Canada and any other country in respect of which Canada has entered into such an income tax convention or treaty that is currently in force.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular person. Therefore, Securityholders should consult their own tax advisors with respect to their particular circumstances.

This summary does not address all relevant issues for Shareholders who acquired the Common Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors. This summary does not address income tax considerations applicable to holders of Mexgold Warrants. Holders of Mexgold Warrants should consult their own tax advisors.

Capital Gains and Losses

Reference is made in this summary of the tax consequences of capital gains and losses realized upon the disposition of Common Shares.

Generally, one-half of any such capital gain (a "taxable capital gain") realized upon, where applicable, a Shareholder’s disposition of Common Shares will be included in its income for the year of disposition, and one-half of any capital loss (an "allowable capital loss") so realized, where applicable, may be deducted by such Shareholder against its taxable capital gains for the taxation year in which the disposition occurs.

Subject to the detailed rules in the ITA, any excess of allowable capital losses over taxable capital gains of the said Shareholder may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years.

A Shareholder that is a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on its taxable capital gains.

Capital gains realized by individuals and certain trusts may be subject to alternative minimum tax under the ITA.

Shareholders Resident in Canada Who Participate in the Arrangement

Exchange of Common Shares for Gammon Lake Common Shares - Without Election under the ITA

This part of the summary applies generally to Shareholders who, for the purposes of the ITA, are or are deemed to be resident in Canada and who participate in the Arrangement.

A Shareholder who exchanges Common Shares for Gammon Lake Common Shares pursuant to the Arrangement and who does not make an election under section 85 of the ITA, as described below, and who does not in its return of income for the taxation year in which the exchange occurs include in its income any portion of the gain or loss otherwise determined as a result of the exchange, will, pursuant to subsection 85.1(1) of the ITA, be deemed to have disposed of the Common Shares for proceeds, and to have acquired the Gammon Lake Common Shares at an aggregate cost, equal to the "adjusted cost base" (as that phrase is defined in the ITA) of their Common Shares. The cost of Gammon Lake Common Shares acquired by a Shareholder under the Arrangement must generally be averaged with the adjusted cost base of all other Gammon Lake Common Shares owned by the Shareholder to determine the adjusted cost base of a Gammon Lake Common Share from time to time. A future disposition or deemed disposition of Gammon Lake Common Shares will result in the realization by the Shareholder of a capital gain (or capital loss) in the amount by which the Shareholder’s proceeds of disposition exceed (or are less than) the sum of the adjusted cost base of such Shareholder’s Gammon Lake Common Shares and the Shareholder’s reasonable expenses of such disposition.

Instead of the tax-deferred treatment described above, a Shareholder may choose, in filing its income tax return for the taxation year in which the exchange occurs, to recognize a gain or loss on such exchange for that year. A Shareholder who may wish to recognize a gain or loss on such exchange should first consult with its own tax advisors.

Exchange of Common Shares for Gammon Lake Common Shares - With Election under the ITA

Gammon Lake has agreed to give all Shareholders the option of making a joint election with Gammon Lake for the purposes of section 85 of the ITA. A Shareholder who elects to do so (an "Electing Holder") may make a joint election with Gammon Lake pursuant to section 85 of the ITA and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the "Elected Amount" (as defined below) and the adjusted cost base to the Shareholder of the Common Shares at the time of the exchange. The "Elected Amount" means the amount selected by an Electing Holder, subject to the limitations described below, in the election made pursuant to section 85 of the ITA to be treated as proceeds of disposition of Common Shares.

In general, the Elected Amount must comply with the following rules:

(a)   the Elected Amount may not be less than the lesser of the adjusted cost base to the Electing Holder of the Common Shares exchanged, determined immediately before the time of the exchange, and the fair market value of Common Shares at the time; and

(b)   the Elected Amount may not exceed the fair market value of the Common Shares at the time of the exchange.

Where an Electing Holder and Gammon Lake make an election, the tax treatment to the Electing Holder generally will be as follows:

(a)   the Common Shares will be deemed to have been disposed of by the Electing Holder for proceeds of disposition equal to the Elected Amount;

(b)   if such proceeds of disposition of the Common Shares are equal to the aggregate of the adjusted cost base to the Electing Holder of the Common Shares, determined immediately before the exchange and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Electing Holder;

(c)   to the extent that such proceeds of disposition of the Common Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Electing Holder and any reasonable costs of disposition, the Electing Holder will in general realize a capital gain (or capital loss); and

(d)    the aggregate cost to the Electing Holder of the Gammon Lake Common Shares acquired on the exchange will be equal to the Elected Amount and the adjusted cost base of such shares will generally be determined by averaging the cost of such Gammon Lake Common Shares with the adjusted cost base of any other Gammon Lake Common Shares held by that holder at that time as capital property.

An Electing Holder interested in making an election should indicate that intention in the Letter of Transmittal in the space provided therein and a tax instruction letter, together with the relevant tax election forms, will be sent to the Electing Holder at or about the time that the Electing Holder is sent the consideration to which the Electing Holder is entitled under the Arrangement. A tax instruction letter providing instructions on how to complete the section 85 election forms, and relevant election forms, may be obtained from the Depository by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures set out in therein.

In order to make an election, an Electing Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the completion of the Arrangement duly completed with the details of the number of Common Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), one copy of the form will be returned to the particular holder, signed by Gammon Lake for filing by the holder with the CRA (or the applicable provincial tax authority).

Gammon Lake will make an election under section 85 of the ITA (and the corresponding provisions of any applicable provincial tax legislation) only with an Electing Holder, and at the amount selected by the Electing Holder subject to the limitations set out in the ITA (and any applicable provincial tax legislation). Gammon Lake will not be responsible for the proper completion or filing of any election and the Electing Holder will be solely responsible for the payment of any late filing penalty. Gammon Lake agrees only to execute any properly completed election and to forward such election by mail (within 90 days after the receipt thereof) to the Electing Holder. With the exception of execution of the election by Gammon Lake, compliance with the requirements for a valid election will be the sole responsibility of the Electing Holder making the election. Accordingly, neither Gammon Lake nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the Ministère du Revenu du Quebec) to accept a tax election without a late filing penalty being paid by an Electing Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Gammon Lake or the Electing Holder is required to file an income tax return for the taxation year in which the exchange occurs. Gammon Lake’s current taxation year is scheduled to end on December 31, 2006, although Gammon Lake’s taxation year could end earlier as a result of an event such as an amalgamation. Electing Holders are urged to consult their own advisers as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, the tax election forms of an Electing Holder must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the completion of the Arrangement. Because Gammon Lake has agreed to execute and return the election to the Electing Holder within 90 days of its receipt in accordance with the procedures set out in the tax instruction letter, to avoid late filing penalties certain Electing Holders may be required to forward their tax election forms to Gammon Lake before 90 days from the completion of the Arrangement.

Any Electing Holder who does not ensure that a duly completed election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the completion of the Arrangement will not be able to benefit from the rollover provision in section 85 of the ITA (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Electing Holders who wish to enter into an election with Gammon Lake should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Electing Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Electing Holders wishing to make the election should consult their own tax advisers. An Electing Holder who does not make a valid election under section 85 of the ITA may still benefit from a rollover as outlined above under the heading "Shareholders Resident in Canada Who Participate in the Arrangement - Exchange of Common Shares for Gammon Lake Common Shares - Without Election under the ITA". The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Dissenting Shareholders Resident in Canada

This part of the summary applies generally to Shareholders who, for the purposes of the ITA, are resident in Canada and are Dissenting Shareholders.

A Dissenting Shareholder who receives a payment from Mexgold for its Common Shares equal to the fair value of its Common Shares generally will be deemed, under the ITA, to have received a dividend equal to the amount, if any, by which the payment (excluding any interest awarded by the court) exceeds the paid-up capital of the Common Shares. A dissenting Shareholder will be required to include the amount of any interest in income.

Subject to the application of subsection 55(2) of the ITA, a Dissenting Shareholder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Common Shares. In the case of a Dissenting Shareholder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Any such dividends deemed to be received by a Dissenting Shareholder that is a corporation will generally be deductible in computing the corporation’s taxable income. Subsection 55(2) of the ITA provides that where a Dissenting Shareholder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Common Shares for purposes of computing the Dissenting Shareholder’s capital gain or capital loss. Dissenting Shareholders that are corporations should consult their own tax advisors in this regard. A "private corporation", as defined in the ITA, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the ITA on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing taxable income for the year.

The Dissenting Shareholder who receives a payment from Mexgold for its Common Shares will also realize a capital gain (or a capital loss) to the extent that the amount of the payment received (excluding any interest), less the amount of the deemed dividend and of any costs of disposition, exceeds (or is exceeded by) the adjusted cost base of such shares to the Dissenting Shareholder. For a summary of the tax consequences of capital gains and losses, see "Capital Gains and Losses" above.

Shareholders Not Resident in Canada Who Participate in the Arrangement

The following portion of the summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who, at all relevant times, for purposes of the ITA and any applicable income tax treaty or convention, is not and is not deemed to be resident in Canada, does not and will not use or hold Common Shares or Gammon Lake Common Shares in a business carried on in Canada and whose Common Shares do not, and whose Gammon Lake Common Shares will not, constitute "taxable Canadian property" to the Shareholder as defined in the ITA (a "Non-Resident Shareholder"). Common Shares and Gammon Lake Common Shares generally will not constitute taxable Canadian property to a Shareholder at a particular time provided such shares were listed on a prescribed stock exchange (which includes the TSX and the TSXV) at that time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of Mexgold or Gammon Lake at any time during the 60-month period that ends at that time.

Participation in the Arrangement and Exercise of Dissent Rights

The consequences under the ITA of the Arrangement to a Non-Resident Shareholder, including Non-Resident Shareholders who dissent to the Arrangement, will generally be as described under "Shareholders Resident in Canada Who Participate in the Arrangement" and "Dissenting Shareholders Resident in Canada". However, any interest awarded by a court to a dissenting Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. Under the Canada-United States Tax Convention (1980) (the "U.S. Treaty"), the rate of withholding tax on interest paid to a dissenting Non-Resident

Shareholder that is resident in the United States for purposes of the U.S. Treaty (in this summary, a "U.S. Holder") is generally reduced to 10%. To the extent that an amount paid to a dissenting Non-Resident Shareholder is treated as a dividend paid to that Shareholder, such dividend will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. Under the U.S. Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally reduced to 15%. Non-Resident Shareholders should consult their own tax advisors as to the tax consequences to them under the ITA of participating in the Arrangement or dissenting thereto.

Holding and Disposing of Gammon Lake Common Shares

A Non-Resident Shareholder will not be liable to Canadian tax on a capital gain realized on a disposition of a Gammon Lake Common Share unless such security constitutes taxable Canadian property. Shareholders whose Common Shares constitute or whose Gammon Lake Common Shares will constitute taxable Canadian property should consult their own tax advisors.

Dividends paid or deemed paid to a Non-Resident Shareholder on the Gammon Lake Common Shares will be subject to Canadian withholding tax at a rate of 25%, which rate may be reduced under the provisions of an applicable income tax treaty. Under the U.S. Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally reduced to 15%.

Holders of Mexgold Options Resident in Canada

This part of the summary is applicable to Optionholders who, for the purposes of the ITA, (i) are resident in or deemed to be resident in Canada, (ii) are current or former employees of Mexgold (or any subsidiary thereof), (iii) deal at arm's length with such corporation, and (iv) received their Mexgold Options in respect of, in the course of, or by virtue of, employment.

On the exchange of Mexgold Options for Gammon Lake Options under the Arrangement, an Optionholder who holds Mexgold Options may, in certain circumstances and subject to certain conditions, be deemed under the ITA not to have disposed of Mexgold Options and not to have acquired the Gammon Lake Options, and the Gammon Lake Options will be deemed under the ITA to be the same as, and a continuation of, Mexgold Options exchanged therefor. As a result, in those circumstances and subject to those conditions, no disposition arises on the exchange that otherwise may have been taxable to such Optionholder. One of those conditions, among others, that must be met is that the amount by which the fair market value of the Gammon Lake Common Shares, immediately after the exchange of Mexgold Options for Gammon Lake Options, exceeds the exercise price to acquire Gammon Lake Common Shares pursuant to the Gammon Lake Options, must not exceed the amount by which the fair market value of the Common Shares, immediately before the exchange, exceeds the exercise price to acquire Common Shares pursuant to Mexgold Options. The circumstances that must exist and conditions that must be met so that the consequences summarized in the preceding paragraph apply will vary, based in large measure on facts related to the specific Optionholder. Counsel to Gammon Lake is not in a position to advise on whether or not Gammon Lake Options, acquired in exchange for Mexgold Options, will provide to holders thereof any tax benefits. Accordingly, Optionholders to whom this paragraph may apply should obtain advice from their own tax advisors.

Where the necessary conditions are not met, an Optionholder who exchanges Mexgold Options for Gammon Lake Options will generally realize a taxable benefit, which must be included in computing his or her income for the year the exchange occurs. The taxable benefit is the amount calculated as the difference between the fair market value of the Gammon Lake Options he or she receives on the exchange less any consideration he or she paid to acquire Mexgold Options. In certain circumstances, the employee may be entitled to a deduction in computing his or her income for that year equal to one-half of the taxable benefit. The circumstances that must exist and conditions that must be met to claim this deduction will vary, based in large measure on facts related to the specific Optionholder. Further, counsel to Gammon Lake is not in a position to advise on whether or not Gammon Lake Options, acquired in exchange for Mexgold Options, will provide to holders thereof any tax benefits. Accordingly, Optionholders to whom this paragraph may apply should obtain advice from their own tax advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

Notice Pursuant to IRS Circular 230

Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular (including the Arrangement). Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

No Legal Opinion or IRS Ruling

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that for U.S. federal income tax purposes is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of section 1221 of the Code; or (h) U.S. Holders that own (directly, indirectly, or constructively), or have owned (directly, indirectly or constructively) in the five years preceding the Effective Date, 10% or more of the total combined voting power of the outstanding voting shares of Mexgold. In addition, this summary does not discuss the application of the "alternative minimum tax" rules under the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right to acquire Common Shares; (b) any conversion or assumption of any stock option, warrant, or other right to acquire Common Shares into a stock option, warrant, or other right to acquire Gammon Lake Common Shares; (c) any conversion or disposition of any note, debenture, or other debt instrument of Mexgold; or (d) any conversion of one class of shares of Mexgold into a different class of shares of Mexgold.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement as a Tax-Deferred Reorganization

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Whether the Arrangement will qualify as a tax-deferred reorganization under section 368(a) of the Code (a "Reorganization") will depend on the resolution of numerous factual issues, some of which may not be known until the Effective Time, and the application of complex U.S. federal income tax laws. As of the date of this Circular, Gammon Lake and Mexgold anticipate that they each will treat the Arrangement as a Reorganization.

There can be no assurance, however, that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The requirements that must be satisfied in order for the Arrangement to qualify as a Reorganization are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

As discussed above, there can be no assurance that the Arrangement will qualify as a Reorganization. Assuming, however, that the Arrangement qualifies as a Reorganization, subject to the "passive foreign investment company" rules and the Treasury Regulations under section 367(a) of the Code discussed below, the following U.S. federal income tax consequences would result to U.S. Holders:

(a)    no gain or loss would be recognized by a U.S. Holder on the exchange of Common Shares for Gammon Lake Common Shares pursuant to the Arrangement;

(b)    the aggregate tax basis of a U.S. Holder in the Gammon Lake Common Shares acquired in exchange for Common Shares pursuant to the Arrangement would be equal to such U.S. Holder's aggregate tax basis in the Common Shares exchanged;

(c)    the holding period of a U.S. Holder for the Gammon Lake Common Shares acquired in exchange for Common Shares pursuant to the Arrangement would include such U.S. Holder's holding period for the Common Shares exchanged; and

(d)    certain U.S. Holders that exchange Common Shares for Gammon Lake Common Shares pursuant to the Arrangement would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement.

The Treasury Regulations under section 367(a) of the Code generally require a U.S. Holder that owns (applying certain ownership attribution rules under section 318 of the Code), immediately after the Effective Time, Gammon Lake Common Shares representing five percent (5%) or more of the total voting power or the total value of all of the outstanding stock of Gammon Lake (a "5% Shareholder") to enter into a gain recognition agreement (a "GRA") in order to preserve Reorganization treatment with respect to the Arrangement. Generally, a GRA would require a 5% Shareholder to recognize the gain realized but not recognized pursuant to the Arrangement if, before the close of the fifth full taxable year following the close of the taxable year of the Arrangement, (a) Gammon Lake were to dispose (other than in certain tax-deferred transfers) of the Common Shares or (b) Mexgold were to dispose (other than in certain tax-deferred transfers) of "substantially all" of its assets. A 5% Shareholder would be required to report such gain on an amended U.S. federal income tax return for the taxable year of the Arrangement, unless such 5% Shareholder elects in its GRA to recognize such gain in the taxable year that such gain under the GRA is triggered. In addition to the tax payable with respect to such gain, the 5% Shareholder would be required to pay interest on such tax as if such tax were payable for the taxable year of the Arrangement. A 5% Shareholder who files a GRA will also be required to file a waiver of the period of limitation on the assessment of tax regarding such gain and an annual certification statement for the term of the GRA. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the Treasury Regulations under section 367(a) of the Code, including the requirement for entering into a GRA in order to preserve Reorganization treatment with respect to the Arrangement and the operation of a GRA.

The Arrangement as a Taxable Transaction

As discussed above, there can be no assurance that the Arrangement will qualify as a Reorganization. Accordingly, the Arrangement may be treated as a taxable transaction for U.S. federal income tax purposes. Assuming that the Arrangement does not qualify as a Reorganization, subject to the "passive foreign investment company" rules discussed below, the following U.S. federal income tax consequences would result to U.S. Holders:

(a)    a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of Gammon Lake Common Shares received by such U.S. Holder in the Arrangement and (ii) the tax basis of such U.S. Holder in the Common Shares exchanged in the Arrangement;

(b)    the tax basis of a U.S. Holder in the Gammon Lake Common Shares acquired in exchange for Common Shares pursuant to the Arrangement would be equal to the fair market value of the Gammon Lake Common Shares on the date of receipt; and

(c)    the holding period of a U.S. Holder for the Gammon Lake Common Shares acquired in exchange for Common Shares pursuant to the Arrangement would begin on the day after the date of receipt.

Subject to the "passive foreign investment company" rules discussed below, the gain or loss described in clause (a) immediately above generally would be capital gain or loss, which would be long-term capital gain or loss if the Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for all of such U.S. Holder's Common Shares generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts would be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Common Shares surrendered.

Subject to the "passive foreign investment company" rules discussed below, such gain or loss generally would be capital gain or loss, which would be long-term capital gain or loss if the Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Potential Application of the PFIC Rules to the Arrangement

Qualification of Gammon Lake and Mexgold as PFICs

A foreign corporation generally will be a "passive foreign investment company" under section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from "passive income" if substantially all of a foreign corporation's commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the foreign corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by a foreign corporation from a "related person" (as defined in section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Mexgold believes that it was not a PFIC with respect to prior taxable years, and based on currently available information, Mexgold expects that it will not be a PFIC for the current taxable year. Based on currently available information, Gammon Lake expects that it will not be a PFIC for the taxable year that includes the day after the Effective Date. Whether Gammon Lake will be a PFIC for the taxable year that includes the day after the Effective Date depends on the assets and income of Gammon Lake over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. The determination of whether Mexgold or Gammon Lake was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Mexgold or Gammon Lake concerning their respective PFIC status.

In the event that Mexgold currently is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the Common Shares, the effect of the PFIC rules on the U.S. federal income tax consequences of the Arrangement to such U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat Mexgold as a "qualified electing fund" ("QEF") under section 1295 of the Code (a "QEF Election"). In order to have made a timely and effective QEF Election with respect to Mexgold, a U.S. Holder must have made such QEF Election for the tax year that is the first year in such U.S. Holder's holding period for the Common Shares during which Mexgold qualified as a PFIC. In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an "QEF Electing Shareholder" and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a "Non-QEF Electing Shareholder".

If a U.S. Holder has not made a timely and effective QEF Election, such U.S. Holder may qualify as a QEF Electing Shareholder by filing, on a timely filed U.S. federal income tax return (including extensions), a QEF Election and a "deemed sale election" to recognize, under the rules of section 1291 of the Code, any gain that such U.S. Holder would otherwise recognize if such U.S. Holder sold the Common Shares on the qualification date. The "qualification date" is the first day of Mexgold's tax year in which Mexgold qualified as a QEF with respect to such U.S. Holder. The deemed sale election may be made only if such U.S. Holder held Common Shares on the qualification date.

U.S. Holders should be aware that an attempted QEF Election will not be effective if Mexgold has not satisfied record keeping requirements that apply to a QEF, or has not supplied U.S. Holders with information that such U.S. Holders require to report under the QEF rules, with respect to each taxable year in which Mexgold was a PFIC. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether a QEF Election may be made with respect to Mexgold.

The effect of the PFIC rules on the U.S. federal income tax consequences of the Arrangement to a U.S. Holder may also depend on whether such U.S. Holder has made a mark-to-market election under section 1296 of the Code (a "Mark-to-Market Election") with respect to the Common Shares. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a "qualified exchange or other market" includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be "regularly traded" for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether a Mark-to-Market Election may be made with respect to the Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement.

Effect of PFIC Rules on the Arrangement as a Reorganization

In the event that Mexgold currently is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the Common Shares certain proposed Treasury Regulations under section 1291(f) of the Code (the "Proposed PFIC Regulations") may cause a U.S. Holder to recognize gain (but not loss) on the exchange of Common Shares for Gammon Lake Common Shares pursuant to the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization). The effect of the Proposed PFIC Regulations on the exchange by a U.S. Holder of Common Shares for Gammon Lake Common Shares pursuant to the Arrangement will depend on whether such U.S. Holder is a QEF Electing Shareholder or a Non-QEF Electing Shareholder.

Non-QEF Electing Shareholders

Under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder is not required to recognize gain upon a Reorganization if such Non-QEF Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange. However, under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder will recognize gain (but not loss) upon a Reorganization if such Non-QEF Electing Shareholder exchanges stock in a PFIC for stock of another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.

As discussed above, based on currently available information, Gammon Lake expects that it will not be a PFIC for the taxable year that includes the day after the Effective Date.

If Gammon Lake does not qualify as a PFIC for its taxable year that includes the day after the Effective Date, under the Proposed PFIC Regulations, a Non-QEF Electing Shareholder generally would recognize gain (but not loss) on the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization). The amount of such gain recognized by a Non-QEF Electing Shareholder would be equal to the difference, if any, between (a) the fair market value of the Gammon Lake Common Shares received by such U.S. Holder pursuant to the Arrangement and (b) the tax basis of such U.S. Holder in the Common Shares exchanged pursuant to the Arrangement. Such gain recognized by a Non-QEF Electing Shareholder generally would (a) be allocated pro rata over such Non-QEF Electing Shareholder's holding period for the Common Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

If Gammon Lake does qualify as a PFIC for its taxable year that includes the day after the Effective Date, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations generally would not cause a Non-QEF Electing Shareholder to recognize gain on the exchange of Common Shares for Gammon Lake Common Shares pursuant to the Arrangement.

QEF Electing Shareholders

Under the Proposed PFIC Regulations, a QEF Electing Shareholder is not required to recognize gain upon a Reorganization. Accordingly, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations generally would not cause a QEF Electing Shareholder to recognize gain on the exchange of Common Shares for Gammon Lake Common Shares pursuant to the Arrangement.

Mark-to-Market Electing Shareholders

The Proposed PFIC Regulations do not address whether a Non-QEF Electing Shareholder that has made a Mark-to-Market Election would be required to recognize gain (but not loss) on the exchange of Common Shares for Gammon Lake Common Shares pursuant to the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization). Each U.S. Holder that has made a Mark-to-Market Election should consult its own financial advisor, legal counsel, or accountant regarding how such Mark-to-Market Election may affect the U.S. federal income tax consequences of the Arrangement in the event that the Arrangement qualifies as a Reorganization.

PFIC Information Reporting

The Proposed PFIC Regulations require a Non-QEF Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-QEF Electing Shareholder's U.S. federal income tax return for the taxable year in which the Arrangement occurs. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Arrangement.

Status of Proposed PFIC Regulations

The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992. If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above. However, because the Proposed PFIC Regulations have not been adopted in final form, the Proposed PFIC regulations are not currently effective and there can be no assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed. The IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those Code provisions.

Effect of PFIC Rules on the Arrangement as a Taxable Transaction

In the event that Mexgold currently is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the Common Shares and the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes, the PFIC rules will apply to gain, if any, recognized by a U.S. Holder on the exchange of Common Shares for Gammon Lake Common Shares pursuant to the Arrangement. In addition, in the event that Mexgold currently is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the Common Shares, the PFIC rules will apply to gain, if any, recognized by a U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for all of such U.S. Holder's Common Shares.

Non-QEF Electing Shareholders

Under the PFIC rules, gain recognized in the Arrangement by a Non-QEF Electing Shareholder generally would (a) be allocated pro rata over such Non-QEF Electing Shareholder's holding period for the Common Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

QEF Electing Shareholders

Gain or loss recognized in the Arrangement by a QEF Electing Shareholder generally would be treated as capital gain or loss.

Mark-to-Market Electing Shareholders

Gain or loss recognized in the Arrangement by a U.S. Holder that has made a Mark-to-Market Election generally would be treated as ordinary income or loss (limited, in the case of losses, to the excess, if any, of (a) the amount included in ordinary income for prior taxable years because of such Mark-to-Market Election over (b) the amount allowed as a deduction in computing adjusted gross income for prior taxable years because of such Mark-to-Market Election).

Information Reporting; Backup Withholding Tax

The exchange of Common Shares for Gammon Lake Common Shares pursuant to the Arrangement may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

MEXICAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Mexican federal income tax considerations generally applicable to Canadian and U.S. Securityholders in respect of the Arrangement. This summary:

  is based on the current provisions of the Mexican Income Tax Law (the "MITL"), the income tax treaty between Mexico and Canada (the "Canadian Treaty") and the income tax treaty between Mexico and the United States Tax (the "U.S. Treaty");

  is based on the understanding that no person owns 25% or more of the Common Shares and/or Mexgold Options;

  is based on the assumption that the Common Shares and the Mexgold Options are capital property to the holders thereof, and that such shares and options derive more than 50% of their value from immovable property situated in Mexico;

  does not take into account or anticipate any legislative, regulatory, administrative or judicial changes that may affect the validity of the comments set out herein;

  is not binding on the Mexican tax authority, and such authority is not precluded from taking positions that differ from or are contrary to those expressed herein; and

  is of a general nature only, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person. Securityholders should consult their own tax advisors with respect to their particular circumstances.

General Rules

The exchange of Common Shares and Mexgold Options for Gammon Lake Common Shares and Gammon Lake Options, respectively, will constitute a disposition for Mexican income tax purposes. Under the MITL, persons who are non-residents of Mexico and who dispose of shares in a company that is also a Mexican non-resident will generally be subject to Mexican tax at a rate of 25% on the gross proceeds received on such disposition, if the shares derive more than 50% of their value from immovable property situated in Mexico (any such shares being hereinafter referred to as "Subject Shares"). Alternatively, eligible persons may appoint a legal representative in Mexico to pay the applicable taxes on a net basis (calculated at 29% of the net gain). That legal representative would also have to prepare and sign on the taxpayer's behalf the applicable tax return, and file with that return a certification by a Certified Public Accountant as to the nature of the transaction. If, however, the person is a resident of a country with which Mexico has entered into a tax treaty, that person may be relieved of its obligation to pay the foregoing Mexican tax, depending on the provisions of that treaty.

Canadian Residents

        Exchange of Common Shares

Since the Common Shares derive more than 50% of their value from immovable property situated in Mexico, the Common Shares qualify as Subject Shares. Under the Canadian Treaty, however, Shareholders who are Canadian residents will not be required to pay Mexican income tax in respect of the disposition of their Common Shares pursuant to the Arrangement. This is so because the Canadian Treaty does not permit Mexico to tax gains realized on the disposition of shares, if those shares are shares of a company (such as Mexgold) that is not a resident of Mexico.

        Exchange of Mexgold Options

The exchange of Mexgold Options by a Canadian-resident Securityholder will be treated in the same manner as an exchange of Common Shares by any such Securityholder.

U.S. Residents

        Exchange of Common Shares

U.S. residents who qualify for benefits under the U.S. Treaty and who dispose of Common Shares pursuant to the Arrangement will similarly be relieved from having to pay Mexican income tax in respect of such disposition. Like the Canadian Treaty, the U.S. Treaty does not permit Mexico to tax gains realized on the disposition of shares, if those shares are shares of a company that is not a resident of Mexico. Indeed, under the U.S. Treaty, even if the shares are considered shares of a Mexican-resident company, a U.S. resident will not be subject to Mexican tax on any gain realized on the disposition of such shares, unless, during the 12-month period preceding such disposition, that U.S. resident directly or indirectly owned more than 25% of the shares of the company.

        Exchange of Mexgold Options

The exchange of Mexgold Options by a U.S.-resident Securityholder will be treated in the same manner as an exchange of Common Shares by any such Securityholder.

Dissenting Shareholders

A Canadian or U.S. resident Securityholder that exercises the right to dissent from the Arrangement and is paid cash for their Common Shares will be treated in the same manner, for Mexican tax purposes, as an exchange of Common Shares by any such Securityholder.

Residents of Other Countries

Securityholders that are resident of countries other than Canada or the United States should consult with their own tax advisors as to the Mexican tax implications of a disposition by them of Common Shares and/or Mexgold Options pursuant to the Arrangement.

RISK FACTORS

The proposed combination of Gammon Lake and Mexgold is subject to certain risks, which should be carefully considered by Shareholders, including the following.

Risk Factors Relating to the Arrangement

Risks associated with a fixed exchange ratio

Pursuant to the provisions of the Plan of Arrangement, each Common Share will be exchanged for 0.47 Gammon Lake Common Shares, and each Mexgold Option will be exchanged for a Gammon Lake Option exercisable for that number of Gammon Lake Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Mexgold Option multiplied by 0.47 (rounded down to the nearest whole Gammon Lake Common Share) at an exercise price per Gammon Lake Common Share equal to the exercise price of the applicable Mexgold Option divided by 0.47. This exchange ratio is fixed and it will not increase or decrease due to fluctuations in the market price of the Common Shares or Gammon Lake Common Shares. The market value of the consideration that Securityholders receive under the Arrangement will depend on the market price of the Gammon Lake Common Shares on the Effective Date. If the market price of the Gammon Lake Common Shares increases or decreases, the market value of the Gammon Lake Common Shares that Shareholders receive or that the Optionholders will receive on the exercise of their Gammon Lake Options will correspondingly increase or decrease. Many of the factors that affect the market prices of Gammon Lake Common Shares and Common Shares are beyond the control of Gammon Lake and Mexgold, respectively. These factors include changes in, or market perceptions of changes in, the business, operations or prospects of Gammon Lake and Mexgold, market assessments of the likelihood that the Arrangement will be completed, increases or decreases in the price of gold and silver, changes in the regulatory environment, political developments and general market and economic conditions.

Uncertainties associated with the Arrangement

The Arrangement will involve the integration of companies that previously operated independently. The Arrangement has been proposed with the expectation that its successful completion will result in cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined entity. An important factor in the success of the Arrangement will be the ability of the management of the combined entity in managing the combined entity and, if appropriate, integrating all or part of the operations, systems, technologies and personnel of the two companies following the completion of the transaction in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined entity have not yet been made. The Arrangement and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees, customers or suppliers. There can be no assurance that the Arrangement and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of the combined entity. In addition, the combined entity may incur charges related to the Arrangement and related to integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Arrangement or that that the benefits expected from the Arrangement will be realized.

Failure to retain key employees of Mexgold could adversely affect Gammon Lake after the completion of the Arrangement.

The success of Mexgold is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. Mexgold considers all of its senior officers to be key personnel but has not entered into employment agreements with or maintained key man life insurance on such persons. In order to attract and retain its key personnel, Mexgold has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of Mexgold's business, and through equity participation. Although Mexgold expects that all key employees and key executives will remain with the company, the performance of Mexgold's operations after completion of the Arrangement could be adversely affected if the combined entity cannot retain key personnel.

Failure to complete the Arrangement could negatively affect Mexgold's share price, future business and operations.

Mexgold is subject to certain risks if the Arrangement is not completed, including the following: (a) the price of the Common Shares may decline to the extent that the relevant current market price reflects an assumption that the Arrangement will be completed; (b) certain costs related to the Arrangement, such as legal, accounting and certain financial advisory fees, must be paid by Mexgold even if the Arrangement is not completed; (c) in certain instances, if the Arrangement is not completed, Mexgold may be required to reimburse Gammon Lake for all reasonable expenses incurred by Gammon Lake in connection with the transactions contemplated in the Arrangement Agreement, which could adversely affect Mexgold's financial condition; and (d) if the Arrangement is terminated and the Board of Directors decides to seek another business combination or merger, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid by Gammon Lake pursuant to the Arrangement.

Risk Factors Relating to Gammon Lake

For a discussion of risk factors relating to the business of Gammon Lake and an investment in Gammon Lake Common Shares, please refer to "Item 3.3 - Risk Factors" in the Annual Information Form of Gammon Lake for the five months ended December 31, 2005, which is incorporated in this Circular by reference.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and mailing to Shareholders of this Circular have been approved by the Board of Directors.

No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.

DATED: June 28, 2006.

By Order of the Board of Directors

Bradley H. Langille
President

SCHEDULE A

MEXGOLD RESOURCES INC.
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.             The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Mexgold Resources Inc. ("Mexgold"), the holders of the common shares ("Common Shares") of Mexgold, the holders of options to purchase Common Shares, and Gammon Lake Resources Inc. ("Gammon Lake's), as more particularly described and set forth in the management information circular (the "Circular") of Mexgold dated June 28, 2006 accompanying the notice of this meeting (as the Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

2.             The plan of arrangement (the "Plan of Arrangement") involving Mexgold and Gammon Lake, the full text of which is set out as Schedule 1 to the Arrangement Agreement (as defined below) (as the Plan of Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

3.             The arrangement agreement dated June 22, 2006 between Gammon Lake and Mexgold, included as Schedule B to the Circular, as the same may be, or may have been, amended, modified or supplemented (the "Arrangement Agreement"), the actions of the directors of Mexgold in approving the Arrangement and Arrangement Agreement and the actions of the directors of Mexgold in executing and delivering the Arrangement Agreement and causing the performance by Mexgold of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

4.             Notwithstanding (i) that this special resolution has been approved (and the Arrangement adopted) by the shareholders and optionholders of Mexgold in accordance with the interim order of the Superior Court of Justice (Ontario) (the "Court") as more particularly described in the Circular, or (ii) that the Arrangement has been approved by the Court, the directors of Mexgold are hereby authorized and empowered without further notice to, or approval of, the shareholders and optionholders of Mexgold, (A) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, in any manner not inconsistent with an applicable order of the Court, and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement.

5.             Any one officer or director of Mexgold is hereby authorized and directed for and on behalf of Mexgold to execute, under the seal of Mexgold or otherwise, and to deliver for filing to the Director under the OBCA in accordance with the Arrangement Agreement, articles of arrangement and such other documents as are necessary or desirable to effect the Arrangement.

6.             Any one officer or director of Mexgold is hereby authorized and directed for and on behalf of Mexgold to execute or cause to be executed, under the seal of Mexgold or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE B

ARRANGEMENT AGREEMENT

between

GAMMON LAKE RESOURCES INC.

and

MEXGOLD RESOURCES INC.

June 22, 2006

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 22nd day of June, 2006

B E T W E E N :

GAMMON LAKE RESOURCES INC., a corporation existing under the  Company Act (Quebec),

OF THE FIRST PART

- and -

MEXGOLD RESOURCES INC., a corporation existing under the Business Corporations Act (Ontario),

OF THE SECOND PART

WITNESSES THAT:

AND WHEREAS Gammon Lake and Mexgold propose to effect a business combination to combine the business and assets of Mexgold with those of Gammon Lake;

AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario);

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1           In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"1933 Act" means the Securities Act of 1933, as amended, of the United States of America;

"1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America; and

"1940 Act" means the Investment Company Act of 1940, as amended, of the United States of America.

"Acquisition Proposal" means, in respect of Mexgold, any inquiry, proposal or transaction involving Mexgold and/or its Subsidiaries regarding any merger, amalgamation, arrangement, restructuring, take-over bid, tender offer, exchange offer, sale or purchase of substantial assets, sale or purchase of treasury shares, any equity interest or rights or any other interests therein or thereto, business combination, liquidation, reorganization or recapitalization or similar transaction or series of related or similar transactions that would have the effect of any of the foregoing;

"Agreement" means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

"AMEX" means the American Stock Exchange;

"Arrangement" means the business combination to be completed by way of arrangement under the provisions of section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order;

"Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the OBCA to be filed with the Director after the Final Order is made;

"BMO NB" means BMO Nesbitt Burns, Inc.;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Halifax, Nova Scotia;

"Canadian GAAP" means accounting principles generally accepted in Canada;

"Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 183(2) of the OBCA;

"Completion Deadline" means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be August 11, 2006, or such later date as the parties, acting reasonably, may agree to in writing;

"Court" means the Superior Court of Justice (Ontario);

"Director" means the Director appointed pursuant to section 278 of the OBCA;

"Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

"Encumbrance" means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

"Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

"Final Order" means the order of the Court pursuant to subsection 182(5) of the OBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Gammon Lake" means Gammon Lake Resources Inc., a corporation existing under the Company Act (Quebec);

"Gammon Lake Common Shares" means the common shares in the capital of Gammon Lake;

"Gammon Lake Options" means the outstanding options issued pursuant to the Gammon Lake Share Option Plan;

"Gammon Lake Public Record" means all of the documents and information filed by Gammon Lake under its profile, and available publicly, on SEDAR;

"Gammon Lake Share Option Plan" means the share incentive plan of Gammon Lake;

"Gammon Lake Shareholders" means, at any time, the holders of Gammon Lake Common Shares;

"Gammon Lake Subsidiaries" means, collectively, the corporations listed under the heading "Intercorporate Relationships" in the annual information form of Gammon Lake for the five months ended December 31, 2005, dated March 31, 2006, comprising part of the Gammon Lake Public Record;

"Gammon Lake Warrants" means those share purchase warrants to purchase Gammon Lake Shares as described in the Gammon Lake Public Record;

"Governmental Entity" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substance" means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

"Interim Order" means the interim order of the Court, as such order may be amended, pursuant to subsection 182(5) of the OBCA made in connection with the Arrangement;

"Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

"Liability" of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

"Material Adverse Change" means, in respect of Gammon Lake or Mexgold, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Gammon Lake or Mexgold, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or condition (financial or otherwise) of Gammon Lake and the Gammon Lake Material Subsidiaries, or Mexgold and the Mexgold Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold or silver mining industry in general and which does not have a materially disproportionate effect on Gammon Lake and the Gammon Lake Subsidiaries on a consolidated basis, or Mexgold and the Mexgold Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold or silver; or (iv) relating to the general political and business climate related to carrying on business in Mexico, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

"Mexgold" means Mexgold Resources Inc., a corporation existing under the OBCA;

"Mexgold Common Shares" means the common shares in the capital of Mexgold;

"Mexgold Meeting" means the special meeting, including any adjournments or postponements thereof, of the Mexgold Shareholders and Mexgold Optionholders to be held to consider and, if deemed advisable, to approve the Arrangement;

"Mexgold Options" means the outstanding options issued pursuant to the Mexgold Share Option Plan;

"Mexgold Public Record" means all of the documents and information filed by Mexgold under its profile, and available publicly, on SEDAR;

"Mexgold Shareholders" means, at any time, the holders of Mexgold Common Shares;

"Mexgold Share Option Plan" means the stock option plan of Mexgold;

"Mexgold Securityholders" means, at any time, Mexgold Shareholders and holders of Mexgold Options, collectively;

"Mexgold Subsidiaries" means Compania Minera del Cubo, S A de C.V. and Metales Interamericanos S A de C.V.;

"Mexgold Warrants" means those share purchase warrants to purchase Mexgold Common Shares as described in the Mexgold Public Record;

"Notice Period" as defined in Section 20.2 hereof;

"OBCA" means the Business Corporations Act (Ontario);

"Plan of Arrangement" means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Article 5.1 of the Plan of Arrangement or Article 15 hereof;

"Proxy Circular" means the management information circular to be prepared by Mexgold with the assistance of Gammon Lake in respect of the Mexgold Meeting;

"Release" shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

"Remedial Action" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean up, remediation, closure, site restoration, remedial response or remedial work;

"Rule 61-501" means Ontario Securities Commission Rule 61-501;

"Securities Authorities" means the Ontario Securities Commission and the other applicable securities regulatory authorities in the provinces and territories of Canada and the Securities and Exchange Commission of the United States of America, collectively;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Special Committee" means the special committee of the board of directors of Mexgold;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or that is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Gammon Lake, includes the Gammon Lake Subsidiaries and, in the case of Mexgold, includes the Mexgold Subsidiaries;

"Superior Proposal" means a bona fide written Acquisition Proposal received after the date hereof to acquire all or substantially all of the assets of Mexgold (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Mexgold Common Shares which the directors of Mexgold have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Gammon Lake) from, as appropriate, the financial, legal and other advisors to Mexgold to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to Mexgold Shareholders from a financial point of view than the terms of the Arrangement; (b) provides for consideration per Mexgold Share that has a value that is greater than the consideration per Mexgold Common Share provided under the terms of the Arrangement (including any adjustment to such terms proposed by Gammon Lake as contemplated by Article 15 hereof); (c) is not contingent upon financing; and (d) is reasonably capable of completion in accordance with its terms within a reasonable period of time, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal;

"Tax" and "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

"Tax Act" means the Income Tax Act (Canada);

"Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

"TD Securities" means TD Securities Inc.;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"Valuation and Fairness Opinion" means the formal valuation, prepared by TD Securities, of the Mexgold Common Shares and the consideration to be received by Mexgold Shareholders in connection with the Arrangement and the opinion of TD Securities that, as of May 28, 2006, the consideration to be received by Mexgold Shareholders under the Arrangement is fair from a financial point of view to Mexgold Shareholders (other than Gammon Lake and its directors and officers), subject to the assumptions and limitations described in such opinion;

In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2           The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3           In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4           If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5           Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6           Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7           Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

1.8           Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.9           Where the phrases "to the knowledge of Gammon Lake" is used in respect of Gammon Lake or the Gammon Lake Subsidiaries or "to the knowledge of Mexgold" in respect of Mexgold or the Mexgold Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement that is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (i) in the case of Gammon Lake and the Gammon Lake Subsidiaries, the collective actual knowledge of the respective directors and officers of Gammon Lake and (ii) in the case of Mexgold and the Mexgold Subsidiaries, the collective actual knowledge of the respective directors and officers of Mexgold.

1.10        In this Agreement the phrase "in the ordinary and regular course of business" shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious metals and in the construction and operation of precious metal mines.

ARTICLE 2
THE ARRANGEMENT

2.1           Gammon Lake shall acquire all of the issued and outstanding Mexgold Common Shares and all of the outstanding Mexgold Options by way of an arrangement pursuant to section 182 of the OBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement, and Gammon Lake shall issue the Gammon Lake Common Shares required to be issued in connection with the Arrangement.

2.2           Pursuant to the Arrangement, each Mexgold Shareholder (other than Gammon Lake and the Dissenting Shareholders) will receive, in exchange for each Mexgold Common Share held, 0.47 Gammon Lake Common Shares. As a result, Gammon Lake will become the direct holder of all of the issued and outstanding Mexgold Common Shares; provided that no fractional Gammon Lake Common Shares will be issued to any Mexgold Shareholder and the number of Gammon Lake Common Shares issuable to each Mexgold Shareholder on the completion of the Arrangement will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number of Gammon Lake Common Shares.

2.3           Pursuant to the Arrangement, each outstanding Mexgold Option will be exchanged for a Gammon Lake Option and the Mexgold Option will be cancelled, with each Gammon Lake Option being exercisable for that number of Gammon Lake Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Mexgold Option multiplied by 0.47 (rounded down to the nearest whole Gammon Lake Common Share) at an exercise price per Gammon Lake Common Share equal to the exercise price of the applicable Mexgold Option divided by 0.47, provided that each such Gammon Lake Option will expire on the date on which the respective Mexgold Option was to expire pursuant to its terms.

2.4           Gammon Lake and Mexgold intend to adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation section 1.368-2(g) and to treat the Arrangement as a "reorganization" within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code. However, Gammon Lake does not make any representation or warranty to Mexgold, any Mexgold Shareholder, any holder of Mexgold Options, or any holder of Mexgold Warrants regarding the qualification of the Arrangement as a "reorganization" within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code.

ARTICLE 3
PUBLIC ANNOUNCEMENT AND CONSULTATION

3.1           Immediately upon the signing of this Agreement, the parties shall jointly issue for public dissemination a press release and shall file such press release with the TSX, the TSXV and the AMEX and each shall file on a timely basis a material change report or similar document in prescribed form with all regulatory authorities having jurisdiction in that regard.

3.2           Gammon Lake and Mexgold agree to consult with each other in issuing any subsequent press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any governmental or regulatory authority or with any stock exchange with respect thereto. Each of Gammon Lake and Mexgold shall use all reasonable commercial efforts to enable the other to review and comment on all such press releases prior to the release thereof and shall enable the other to review and comment on such filings prior to the filing thereof.

ARTICLE 4
VALUATIONS AND FAIRNESS OPINIONS

4.1           Gammon Lake and Mexgold will co-operate with each other in all reasonable respects to obtain all necessary consents, approvals, certificates, valuations, opinions and technical reports required to complete the Arrangement.

ARTICLE 5
MEXGOLD SUPPORT OF ARRANGEMENT

5.1           Mexgold represents and warrants to Gammon Lake (and acknowledges Gammon Lake's reliance on same) that:

(a)    the Special Committee and the board of directors of Mexgold have consulted with Mexgold's financial and legal advisors and have approved this Agreement, the Arrangement and the other transactions contemplated hereby and have determined that the Arrangement is fair to the Mexgold Shareholders (other than Gammon Lake), is in the best interests of Mexgold, and, provided that Mexgold does not receive a Superior Bid prior to the Mexgold Meeting, has resolved to recommend that the Mexgold Shareholders vote in favour of the Arrangement;

(b)    the Special Committee and the board of directors of Mexgold have received on or before the date hereof advice from TD Securities indicating that: (i) as of May 28, 2006, the fair market value of a Mexgold Common Share was in the range of C$ 6.50 to C$ 8.00; (ii) the consideration to be received by Mexgold Shareholders under the Arrangement is fair, from a financial point of view, to the Mexgold Shareholders (other than Gammon Lake and officers and directors of Gammon Lake); and (iii) TD Securities will provide for inclusion in the Proxy Circular, the Valuation and Fairness Opinion;

(c)    provided that TD Securities has not withdrawn the Valuation and Fairness Opinion, each of the directors of Mexgold entitled to vote and voting thereon will unanimously recommend acceptance of the Arrangement to Mexgold Shareholders if Mexgold does not receive a Superior Proposal prior to the Mexgold Meeting, and will so represent in the Proxy Circular; and

(d)    subject to the provisions of Article 12 relating to the existence of a Superior Proposal (as therein defined) and provided that TD Securities has not withdrawn the Valuation and Fairness Opinion, the board of Mexgold will include a statement in the Proxy Circular that the Arrangement is fair to Mexgold Shareholders (other than Gammon Lake and its directors and officers) and is in the best interests of Mexgold.

ARTICLE 6
COURT AND MEXGOLD SHAREHOLDER APPROVAL

6.1           As soon as reasonably practicable, Mexgold shall apply to the Court pursuant to subsection 182(5) of the OBCA for an order approving the Arrangement and in connection with such application, Mexgold shall:

(a)    file, proceed with and diligently prosecute an application for the Interim Order, such order to be on terms acceptable to Gammon Lake and Mexgold, each acting reasonably, of the Court providing for, among other things, the calling and holding of the Mexgold Meeting and containing such other declarations and directions as the Court may order, which meeting shall be held on the date agreed to by Gammon Lake and Mexgold, for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b)    subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Ontario Court and apply for the Final Order of the Court approving the Arrangement; such order to be on terms acceptable to Gammon Lake and Mexgold each acting reasonably; and

(c)    subject to the fulfillment or waiver of the conditions set out in Article 10 herein, Mexgold shall file with the Director articles of arrangement in prescribed form and such other documents, such articles and documents to be in form and content acceptable to Gammon Lake and Mexgold, each acting reasonably, as may be required to give effect to the Arrangement. Mexgold agrees to consult with Gammon Lake and its advisors in connection with such applications to the Court.

ARTICLE 7
COVENANTS OF MEXGOLD

7.1           Mexgold covenants and agrees with Gammon Lake that, until the earlier of: (i) the Effective Date or (ii) the day upon which this Agreement is terminated in accordance with Article 16 herein, it will:

(a)    in a timely and expeditious manner:

(i)     carry out the terms of the Interim Order as are required to be carried out by Mexgold after the issuance thereof;

(ii)    convene the Mexgold Meeting;

(iii)   prepare, with the assistance of Gammon Lake, and file the Proxy Circular in prescribed form and in form and content acceptable to Gammon Lake acting reasonably with respect to the Mexgold Meeting in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable laws (subject to compliance by Gammon Lake with its obligations under Section 8.1 herein and provided that TD Securities has not withdrawn the Valuation and Fairness Opinion), in all jurisdictions where the same is required, complying in all material respects with all applicable laws on the date of mailing thereof and, as it relates to Mexgold, not containing any misrepresentation, as defined under such applicable laws;

(iv)  subject to the provisions of Article 12 relating to the existence of a Superior Proposal (as therein defined), the fiduciary duties of the Board, and provided that TD Securities has not withdrawn the Valuation and Fairness Opinion, solicit proxies for the approval of the Arrangement in accordance with the Proxy Circular, the Interim Order and all applicable laws;

(v)    provide notice to Gammon Lake of the Mexgold Meeting and allow Gammon Lake's representatives to attend the Mexgold Meeting unless such attendance is prohibited by the Interim Order; and

(vi)   conduct the Mexgold Meeting in accordance with the Interim Order, the provisions of the OBCA, the by-laws of Mexgold and any instrument governing such meeting, as applicable, and as otherwise required by applicable laws;

(b)   in a timely and expeditious manner, prepare in consultation with Gammon Lake and file any mutually agreed (or otherwise required by applicable laws) amendments or supplements to the Proxy Circular with respect to the Mexgold Meeting and mail the same as required by the Interim Order and in accordance with all applicable laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(c)    subject to the approval of the Arrangement at the Mexgold Meeting in accordance with the provisions of the Interim Order, forthwith proceed with and diligently prosecute an application for the Final Order;

(d)    forthwith carry out the terms of the Final Order and, subject to the receipt of the Final Order, the satisfaction or waiver of the conditions precedent in favour of Mexgold and the receipt of the written confirmation of Gammon Lake that the conditions precedent in favour of Gammon Lake have been satisfied or waived, file articles of arrangement, the other documents required by Article 6 hereof and the Final Order with the Director in order for the Arrangement to become effective;

(e)    except for proxies and other non-substantive communications, furnish promptly to Gammon Lake a copy of each notice, report, schedule or other document or communication delivered, filed or received by Mexgold in connection with the Arrangement or the Interim Order, the Mexgold Meeting or any other meeting of Mexgold security holders or class of security holders which all such holders, as the case may be, are entitled to attend, any filings under applicable laws and any dealings with regulatory or Governmental Entities in connection with or in any way affecting, the transactions contemplated herein;

(f)     forthwith use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder set forth in Article 10 herein to the extent the same are within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Arrangement, including using its commercially reasonable efforts to:

(i)    obtain all necessary waivers, consents and approvals required to be obtained by it in relation to the Arrangement from other parties to loan agreements, leases and other contracts;

(ii)   obtain all necessary consents, approvals and authorizations as are required to be obtained by it in relation to the Arrangement under any applicable law;

(iii)  effect all necessary registrations and filings and submissions of information requested by any regulatory or Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear, as necessary, in any proceedings of either Gammon Lake and/or Mexgold before any regulatory or Governmental Entities to the extent permitted by such authorities;

(iv)   oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Gammon Lake and Mexgold to consummate, the Arrangement;

(v)    fulfil all conditions and satisfy all provisions of this Agreement and the Arrangement required to be fulfilled or satisfied by Mexgold; and

(vi)   co-operate with Gammon Lake in connection with the performance by Gammon Lake of its obligations hereunder;

(g)   not, and shall not permit any of its Subsidiaries to, take any action, permit any action to be taken or refrain from taking any action that would be inconsistent with this Agreement or which could interfere with or be inconsistent with or could reasonably be expected to impede the completion of the Arrangement;

(h)   and will cause its Subsidiaries to, conduct its and their respective businesses only in, and not take any action other than in, the usual, ordinary and regular course of business and consistent with past practice and in accordance with applicable laws and for greater certainty, until the Effective Date, it shall not and shall not allow any Subsidiary to, without the prior written consent of Gammon Lake (such consent not to be unreasonably withheld): (i) make any changes to the senior management or senior personnel of Mexgold or any Subsidiary and (ii) undertake or make any decision or action which could be material to the business of Mexgold and/or any Subsidiary or which could reasonably be expected to have a Material Adverse Effect;

(i)    in all material respects conduct itself so as to keep Gammon Lake fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of applicable legislation or a confidentiality obligation owed to a third party for which a waiver could not be obtained or is in respect to customer specific or competitively sensitive information;

(j)     promptly notify Gammon Lake of any breach by Mexgold of any provision hereof, any Material Adverse Effect in respect of Mexgold or any Material Adverse Change in respect of Mexgold;

(k)    not, except as disclosed in the Mexgold Public Record and shall not permit any Subsidiary to, directly or indirectly: (i) issue, sell, pledge, lease, dispose of, redeem, purchase or encumber (or agree to do any of the foregoing) any shares, options, warrants, calls, conversion privileges, rights of any kind to acquire any shares or securities, derivative securities, debt securities or other securities of it or any of its Subsidiaries, other than the issue of Mexgold Options or Mexgold Common Shares pursuant to the exercise of Mexgold Options and Mexgold Warrants outstanding on the date hereof; (ii) make any change to its share capital; (iii) acquire or agree to acquire any person, or acquire or dispose of or agree to acquire or dispose of any assets that in each case are individually or in the aggregate material to the business of Mexgold; (iv) satisfy or settle any claims or liabilities that individually or in the aggregate are material; (v) relinquish or modify any contractual rights that individually or in the aggregate are material to Mexgold; (vi) incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any debt securities; or (vii) declare or pay dividends;

(l)    not, and shall cause each of its Subsidiaries to not, enter into or modify any remuneration terms or benefit plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, severance agreements, deferred or other compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its directors, officers, employees, consultants, contractors or agents;

(m)  shall cause each of its Subsidiaries to use its reasonable commercial efforts to preserve intact its business and goodwill and to maintain existing relationships with officers, employees, suppliers, customers, Governmental Entities and others having business relationships with it and its Subsidiaries;

(n)   make or cooperate as necessary in the making of all necessary filings and applications under all applicable laws (including, without limitation, the notification required to be filed under Mexican anti-trust authorities) required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws;

(o)   not alter or amend its articles or by-laws or the articles or by-laws of any Subsidiary as defined herein as the same exist at the date hereof, other than as may be required in connection with the Arrangement and in particular shall not split, combine or reclassify any of its shares; and

(p)   not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other person or perform any act which would render inaccurate in any material way any of its representations and warranties set forth herein as if such representations and warranties were made at a date subsequent to such act and all references to the date of this Agreement were deemed to be such later date, except as contemplated in this Agreement, and without limiting the generality of the foregoing, it will not:

(i)    make any distribution by way of dividend, distribution of property or assets, return of capital or otherwise to or for the benefit of its shareholders, except in each case, in the ordinary and usual course consistent with past practices; or

(ii)    increase or decrease its paid-up capital or purchase or redeem any shares except: (I) pursuant to the exercise of Mexgold Warrants issued prior to the date hereof; or (II) upon exercise of Mexgold Options.

ARTICLE 8
COVENANTS OF GAMMON LAKE

8.1           Gammon Lake covenants and agrees with Mexgold that, until the earlier of the Effective Date or the day upon which this Agreement is terminated in accordance with Article 16 herein, it will:

(a)    furnish, on a timely basis, all such information regarding Gammon Lake and its subsidiaries as may be reasonably required to be included in the Proxy Circular (including in any amendments or supplements thereto) under the requirements of applicable laws and to ensure that the Proxy Circular or any amendment thereof or supplement thereto does not contain a misrepresentation under applicable laws as it relates to Gammon Lake and deliver to Mexgold a certificate confirming that with respect to any information concerning Gammon Lake and its subsidiaries contained in the Proxy Circular or any amendment thereof such information does not contain any misrepresentation, as defined under applicable laws with respect to Gammon Lake or any amendment thereof; Gammon Lake shall indemnify and hold harmless Mexgold and its directors and officers from and against all claims, damages, liabilities, actions or demands to which they may become subject insofar as such claims, damages, liabilities, actions or demands arise out of or are based upon the information regarding Gammon Lake and included in the Proxy Circular having contained a misrepresentation;

(b)    make application to the TSX and AMEX and diligently prosecute the application for approval of the issue of Gammon Common Shares and Gammon Lake Options and the listings of such Gammon Lake Common Shares and the reservation for listing of the Gammon Lake Shares to be issued upon exercise of the Gammon Lake Options to be issued in exchange for the Mexgold Options and upon the exercise of the Mexgold Warrants following the Effective Date;

(c)    except for proxies and other non-substantive communications, furnish promptly to Mexgold a copy of each notice, report, schedule or other document or communication delivered, filed or received by Gammon Lake in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, securities regulatory or commission or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(d)    forthwith use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder set forth in Article 10 herein to the extent the same are within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Arrangement, including using its commercially reasonable efforts to:

(i)     obtain all necessary waivers, consents and approvals required to be obtained by it in relation to the Arrangement from other parties to loan agreements, leases and other contracts;

(ii)    obtain all necessary consents, approvals and authorizations as are required to be obtained by it in relation to the Arrangement under any applicable law;

(iii)   effect all necessary registrations and filings and submissions of information requested by any regulatory or Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear, as necessary, in any proceedings of either Gammon Lake or Mexgold before any regulatory or Governmental Entities to the extent permitted by such authorities;

(iv)    oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Gammon Lake or Mexgold to consummate the Arrangement;

(v)     fulfil all conditions and satisfy all provisions of this Agreement and the Arrangement required to be fulfilled by Gammon Lake; and

(vi)    co-operate with Mexgold in connection with the performance by Mexgold of its obligations hereunder;

(e)   not, and shall not permit any of its Subsidiaries to, take any action, permit any action to be taken or refrain from taking any action that would be inconsistent with this Agreement or which could interfere with or be inconsistent with or could reasonably be expected to impede the completion of the Arrangement;

(f)    and will cause its Subsidiaries to, conduct its and their respective businesses only in, and not take any action other than in, the usual, ordinary and regular course of business and consistent with past practice and in accordance with applicable laws and for greater certainty, until the Effective Date, it shall not and shall not allow any Subsidiary to, without the prior written consent of Mexgold (such consent not to be unreasonably withheld) undertake or make any decision or action which could be material to the business of Gammon Lake and/or any Subsidiary or which could reasonably be expected to have a Material Adverse Effect;

(g)   in all material respects conduct itself so as to keep Mexgold fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained or is in respect to customer specific or competitively sensitive information;

(h)    promptly notify Mexgold of any breach of any provision hereof, any Material Adverse Effect in respect of Gammon Lake or any Material Adverse Change in respect of Mexgold;

(i)    not, except as disclosed in the Gammon Lake Public Record, and shall not permit any Subsidiary to, directly or indirectly: (i) issue, sell, pledge, lease, dispose of, redeem, purchase or encumber (or agree to do any of the foregoing) any shares, options, warrants, calls, conversion privileges, rights of any kind to acquire any shares or securities, derivative securities, debt securities or other securities of it or any of its Subsidiaries, other than the issue of Gammon Lake Options or Gammon Lake Common Shares pursuant to the exercise of Gammon Lake Options and Gammon Lake Warrants which are outstanding on the date hereof; (ii) make any change to its share capital; (iii) acquire or agree to acquire any person, or acquire or dispose of or agree to acquire or dispose of any assets which in each case are individually or in the aggregate material; (iv) satisfy or settle any claims or liabilities which individually or in the aggregate are material; (v) relinquish or modify any contractual rights which individually or in the aggregate are material; (vi) incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any debt securities; or (vii) declare or pay dividends;

(j)     not, and shall cause each of its Subsidiaries to not, enter into or modify any remuneration terms or benefit plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, severance agreements, deferred or other compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its directors, officers, employees, consultants, contractors or agents;

(k)    shall cause each of its Subsidiaries to, use its reasonable commercial efforts, to preserve intact its business and goodwill and to maintain existing relationships with officers, employees, suppliers, customers, Governmental Entities and others having business relationships with it and its Subsidiaries;

(l)     make or cooperate as necessary in the making of all necessary filings and applications under all applicable laws (including, without limitation, the notification required to be filed under Mexican anti-trust authorities) required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws;

(m)   not alter or amend its articles or by-laws or the articles or by-laws of any Subsidiary as the same exist at the date of this Agreement and; in particular shall not split, combine or reclassify any of its shares or the shares of any of its Subsidiaries;

(n)    not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other person or perform any act which would render inaccurate in any material way any of its representations and warranties set forth herein as if such representations and warranties were made at a date subsequent to such act and all references to the date of this Agreement were deemed to be such later date, except as contemplated in this Agreement, and without limiting the generality of the foregoing, it will not:

(i)     make any distribution by way of dividend, distribution of property or assets, return of capital or otherwise to or for the benefit of its shareholders, except in each case, in the ordinary and usual course consistent with past practices; or

(ii)    increase or decrease its paid-up capital or purchase or redeem any shares except: (I) pursuant to the exercise of common share purchase warrants issued prior to the date hereof; or (II) upon exercise of stock options;

(o)   deliver title opinions with respect to the Ocampo gold silver project in Chihuahua, Republic of Mexico;

(p)   deliver opinions regarding standard corporate matters regarding each of its Subsidiaries;

(q)   execute and deliver for the benefit of TD Securities certificates of two senior officers of Gammon Lake confirming such matters as TD Securities may reasonably request in order to enable it to issue and deliver the Valuation and Fairness Opinion; and

(r)    execute agreements by which it will, on the Effective Date, assume the obligations of Mexgold to perform and observe each covenant and condition contained in the certificates representing the Mexgold Warrants in accordance with its terms and shall take all corporate action necessary to reserve for issuance a sufficient number of Gammon Lake Common Shares for delivery upon exercise of the Mexgold Warrants (subject to the adjustments required after giving effect to the Arrangement).

8.2           Gammon Lake covenants and agrees with Mexgold that, it will execute and deliver a joint election in prescribed form pursuant to section 85 of the Income Tax Act (Canada) and any corresponding provision of any applicable provincial tax legislation to any Mexgold shareholder who delivers such an election to Gammon Lake in accordance with the procedures set out in the tax instruction letter to be provided to the Mexgold Shareholders by the Computershare Investor Services Inc., in its capacity as depositary for the Mexgold Common Shares under the Arrangement.

ARTICLE 9
INDEMNIFICATION OF DIRECTORS AND OFFICERS, CORPORATE INDEMNITIES AND INSURANCE

9.1           For a period of six years after the Effective Date, Gammon Lake shall, or shall cause Mexgold to, (i) maintain in effect the current or substantially similar (subject to any changes required by applicable law) provisions regarding indemnification of officers and directors contained in the respective constating documents of Mexgold and its Subsidiaries or in any agreements of Mexgold and its Subsidiaries; and (ii) indemnify the directors and officers of Mexgold and its Subsidiaries to the fullest extent to which Mexgold and its Subsidiaries are permitted to indemnify such officers and directors under their respective constating documents and applicable law.

 9.2           In addition to its obligations under Section 9.1, Gammon Lake shall use its reasonable commercial efforts, or shall cause Mexgold to use its reasonable commercial efforts, to maintain directors' and officers' liability insurance in respect of the current and former directors and officers of Mexgold for a period of six years after the Effective Date and such insurance shall be on the same terms, in all material respects, as the coverage currently provided under policies currently maintained by Mexgold for the protection of directors and officers.

9.3           The provisions of Sections 9.1 and 9.2 are (i) for the benefit of, and shall be enforceable by, each indemnified and insured party, his heirs, executors, administrators and other legal representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise, and such rights shall be held by Gammon Lake in trust for such person provided however that no approval of any beneficiary of such trust shall be required in connection with an amendment or variation of this Article 9 prior to the Effective Date. Such rights shall survive the completion of the Arrangement and shall be enforceable against Gammon Lake.

ARTICLE 10
CONDITIONS

10.1         The obligations of Gammon Lake and Mexgold to complete the Arrangement are subject to the fulfillment of the following conditions on or before the Effective Date:

(a)   the Interim Order shall have been granted in form and substance satisfactory to Gammon Lake and Mexgold, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Gammon Lake or Mexgold, each acting reasonably, on appeal or otherwise;

(b)   the Final Order shall have been granted in form and substance satisfactory to Gammon Lake and Mexgold, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Gammon Lake or Mexgold, each acting reasonably, on appeal or otherwise;

(c)   the Effective Date shall have occurred on or before August 11, 2006 or such later date as Gammon Lake and Mexgold, acting reasonably, may agree to in writing;

(d)   articles of arrangement in prescribed form and in form and content acceptable to Gammon Lake and Mexgold, each acting reasonably, shall have been filed with the Director and a certificate of arrangement issued by the Director on or before August 11, 2006;

(e)    there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on Gammon Lake or Mexgold;

(f)    all consents, waivers, permits, orders and approvals of all regulatory or Governmental Entities or third parties and the expiry of any waiting period in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which could reasonably be expected to cause a Material Adverse Effect on either party or materially impede the completion of the Arrangement, shall have been obtained or received on terms which will not cause a Material Adverse Effect on either party, and reasonably satisfactory evidence thereof shall have been delivered to each party;

(g)   Mexgold Shareholders shall have approved, in accordance with applicable laws (including Rule 61-501) and the Interim Order, the Arrangement and approved or consented to such other matters as either Gammon Lake or Mexgold, acting reasonably, shall consider necessary or desirable in connection with the Arrangement in the manner required thereby;

(h)   the Gammon Lake Common Shares issuable pursuant to the Arrangement and the Gammon Lake Common Shares issuable on exercise of the Gammon Lake Options shall have been conditionally approved for listing on the TSX and the AMEX but subject to the filing of required documentation, the TSXV shall have approved the Arrangement and all other related transactions in relation to Mexgold, subject only to compliance with the standard requirements of the TSXV, any required prospectus exemptions shall have been obtained and such securities shall not be subject to resale restrictions in Canada other than in respect of control persons or subject to requirements of general application;

(i)    the Gammon Lake Common Shares to be issued in the United States pursuant to the Arrangement are exempt from registration requirements under Section 3(a)(10) of the 1933 Act and the Gammon Lake Common Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the 1933 Act (other than sales by affiliates in the United States and subject to requirements of general application or as may be prescribed by Rule 144 and Rule 145 under the 1933 Act); and

(j)     this Agreement shall not be terminated pursuant to Article 16 hereof.

The foregoing conditions are for the mutual benefit of each of the parties to the Agreement and may be waived, in whole or in part, by either Mexgold or Gammon Lake at any time, provided that no party may waive any mutual condition on behalf of the other party. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, then, subject to Article 16 hereof, either Gammon Lake or Mexgold may rescind and terminate this Agreement by written notice to the other.

10.2          The obligation of each party to complete the transactions contemplated hereby is subject to the fulfillment by the other party of the following conditions on or before the Effective Date or such other time prior thereto as is specified below:

(a)   each party shall have complied in all material respects with its covenants herein and the representations and warranties made to such party by the other party in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date; and

(b)   from the date hereof up to and including the Effective Date, there shall have been no change, effect, event or occurrence which, in the reasonable judgment of such party, has or is reasonably likely or expected to have a Material Adverse Effect on the other party.

The foregoing conditions are for the mutual benefit of each of the parties to the Agreement and may be waived, in whole or in part, by either Mexgold or Gammon Lake at any time, provided that no party may waive any mutual condition on behalf of the other party. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, then, subject to Article 16 hereof, either Gammon Lake or Mexgold may rescind and terminate this Agreement by written notice to the other.

10.3          The obligations of Gammon Lake to complete the transactions contemplated hereby are subject to the fulfillment or waiver of the following conditions on or before the time as is specified below:

(a)    the representations and warranties made by Mexgold in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Gammon Lake in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Gammon Lake, have a Material Adverse Effect on Mexgold, and Mexgold shall have provided to Gammon Lake a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Mexgold hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Mexgold Public Record or provided for or stated to be exceptions under this Agreement;

(b)  Mexgold shall have complied in all material respects with its covenants herein and Mexgold shall have provided to Gammon Lake a certificate of two officers thereof certifying that, as of the Effective Date, it has so complied with its covenants herein;

(c) the board of directors of Mexgold shall have unanimously approved the Arrangement and shall have unanimously recommended the Arrangement to the Mexgold Shareholders, and on or prior to the Effective Date shall not have withdrawn or changed any of its recommendations in a manner adverse to Gammon Lake or which could impede the completion of the Arrangement, and shall not have made a recommendation to the Mexgold Shareholders not to accept the Arrangement;

(d) on or prior to the Effective Date, holders of no greater than 5% of the outstanding Mexgold Common Shares (other than Mexgold Common Shares held by Gammon Lake and officers and directors of Gammon Lake) at the time of the vote shall have dissented to the Arrangement; and

(e) Mexgold shall have complied in all material respects with its covenants herein.

The foregoing conditions are for the benefit of Gammon Lake and may be waived, in whole or in part, by Gammon Lake in writing at any time.

10.4          The obligations of Mexgold to complete the transactions contemplated hereby are subject to the fulfillment or waiver of the following conditions on or before the Effective Date:

(a)   the representations and warranties made by Gammon Lake in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Gammon Lake in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Mexgold, have a Material Adverse Effect on Gammon Lake, and Gammon Lake shall have provided to Mexgold a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Gammon Lake hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Gammon Lake Public Record or provided for or stated to be exceptions under this Agreement;

(b)   Gammon Lake shall have complied in all material respects with its covenants herein and Gammon Lake shall have provided to Mexgold a certificate of two officers thereof certifying that, as of the Effective Date, it has so complied with its covenants herein; and

(c)    the directors of Gammon Lake shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Gammon Lake to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Mexgold and may be waived, in whole or in part, by Gammon Lake in writing at any time.

10.5           The conditions set out in Sections 10.1, 10.2, 10.3 and 10.4 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived upon the issue of the Certificate. Mexgold acknowledges and agrees that it shall have no right to file the Articles of Arrangement with the Director unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 11
REPRESENTATIONS AND WARRANTIES

11.1            Mexgold represents and warrants to and in favour of Gammon Lake as follows and acknowledges that Gammon Lake is relying upon same in connection with the transactions contemplated herein:

(a)    Mexgold is a corporation incorporated and validly existing under the laws of Canada and has the corporate power to own or lease its property, to carry on its business as now being conducted, to enter into this Agreement and to perform its obligations hereunder. Each of Mexgold's Subsidiaries is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation and each Subsidiary has the corporate power to own or lease its property and to carry on its business as now being conducted by it. All of the outstanding shares of the Mexgold Subsidiaries are validly issued, fully paid and non-assessable. Except as disclosed in the Mexgold Public Record, all of the outstanding shares of the Mexgold Subsidiaries are owned directly or indirectly by Mexgold. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Mexgold Subsidiary or as disclosed in the Mexgold Public Record, the outstanding shares of each Mexgold Subsidiary owned by Mexgold are owned free and clear of all Encumbrances and neither Mexgold nor any of the Mexgold Subsidiaries is liable to any Mexgold Subsidiary or to any creditor in respect thereof. Except as disclosed in the Mexgold Public Record, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Mexgold Subsidiaries from either Mexgold or any of the Mexgold Subsidiaries;

(b)   Mexgold has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Mexgold as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Mexgold and the completion by Mexgold of the transactions contemplated by this Agreement have been authorized by the directors of Mexgold, and no other corporate proceedings on the part of Mexgold are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Mexgold and constitutes a legal, valid and binding obligation of Mexgold, enforceable against Mexgold in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by Mexgold of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)   the articles or by-laws (or their equivalent) of Mexgold or any of the Mexgold Subsidiaries,

(B)   any Law, or

(C)   any contract, agreement, licence or permit to which Mexgold or any of the Mexgold Subsidiaries is bound or is subject to or of which Mexgold or any Mexgold Subsidiary is the beneficiary;

(ii)    give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Mexgold or any of the Mexgold Subsidiaries to come due before its stated maturity or cause any of its available credit to cease to be available;

(iii)   result in the imposition of any Encumbrance upon any of the property or assets of Mexgold or any of the Mexgold Subsidiaries or restrict, hinder, impair or limit the ability of Mexgold or any of the Mexgold Subsidiaries to conduct the business of Mexgold or any of the Mexgold Subsidiaries as and where it is now being conducted; or

(iv)  result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Mexgold or any Mexgold Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Mexgold or any Mexgold Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

(c)    the directors of Mexgold have authorized the entering into of this Agreement, and the performance of its provisions, by Mexgold;

(d)   the corporate records and minute books of Mexgold and the Mexgold Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Mexgold;

(e)   Mexgold's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As of the date hereof, there are 60,203,901 Mexgold Common Shares and no Preference Shares outstanding, Mexgold Common Shares are set aside for issue upon the exercise of the Mexgold Options Mexgold Common Shares were set aside for issue upon the exercise of the Mexgold Warrants. Except as described herein, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (preemptive, contingent or otherwise) obligating Mexgold or any of the Mexgold Subsidiaries to issue or sell any shares of Mexgold or any of the Mexgold Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Mexgold or any of the Mexgold Subsidiaries. All outstanding Mexgold Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Mexgold or any of the Mexgold Subsidiaries having the right to vote with the Mexgold Shareholders on any matter. There are no outstanding contractual obligations of Mexgold or of any of the Mexgold Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Mexgold Common Shares or, except pursuant to this Agreement, with respect to the voting or disposition of any outstanding Mexgold Common Shares;

(f)     the only Subsidiaries of Mexgold are the Mexgold Subsidiaries and Mexgold does not own a direct or indirect interest in any other corporation or entity other than as disclosed in the Mexgold Public Record;

(g)   since December 31, 2005, Mexgold has prepared and filed all documents required to be filed by it with the Ontario Securities Commission in connection with its status as a "reporting issuer" under the Securities Act (Ontario) and other applicable legislation and with those other jurisdictions where it is a reporting issuer or the equivalent as required to be filed by it in connection with such status and such documents, as of the date they were filed, or, if amended, as of the date of such amendment, complied with applicable laws and did not fail to state a material fact required to be stated in order to make the statements contained therein not misleading in light of the circumstances in which they were made. Mexgold has not filed any confidential material change reports or other report or document with any securities regulatory authority or commission or stock exchange that at the date hereof remains confidential;

(h)    Mexgold is a reporting issuer or its equivalent in each of the Provinces of British Columbia, Alberta, Ontario and New Brunswick. The Mexgold Common Shares are listed on the TSXV;

(i)     the financial statements of Mexgold as at and for the fiscal periods ended March 31, 2006, December 31, 2005 and April 30, 2005 have been prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods, are correct and complete and present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Mexgold, on a consolidated basis, as at the respective dates thereof and the revenues, earnings, and results of operations of Mexgold, on a consolidated basis, for the fiscal periods ended March 31, 2006, December 31, 2005 and April 30, 2005. Except as disclosed by Mexgold in the Mexgold Public Record or as set forth in the Mexgold Public Record, neither Mexgold nor any of the Mexgold Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Mexgold for the three month period ended March 31, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since March 31, 2006 or which liabilities or obligations do not in the aggregate exceed $200,000. There are reasonable grounds for believing that (i) Mexgold is able to pay its liabilities as they become due, and (iii) no creditor of Mexgold will be prejudiced by the Arrangement;

(j)     since December 31, 2005, except as disclosed by Mexgold in the Mexgold Public Record as of the date hereof:

(i)     Mexgold and each of the Mexgold Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)    neither Mexgold nor any of the Mexgold Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)   there has not been any acquisition or sale by Mexgold or any of the Mexgold Subsidiaries of any material property or assets thereof;

(iv)   other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Mexgold or any of the Mexgold Subsidiaries of any debt for borrowed money, any creation or assumption by Mexgold or any of the Mexgold Subsidiaries of any Encumbrance, any making by Mexgold or any of the Mexgold Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time, and (b) loans made to other Mexgold Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Mexgold or any of the Mexgold Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Mexgold;

(v)     Mexgold has not declared or paid any dividends or made any other distribution on any of the Mexgold Common Shares;

(vi)   Mexgold has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Mexgold Common Shares;

(vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Mexgold or any of the Mexgold Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Mexgold Options pursuant to the Mexgold Share Option Plan) made to, for or with any of such directors or officers;

(viii) Mexgold has not effected any material change in its accounting methods, principles or practices; and

(ix)    Mexgold has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(k)   no consent, approval, order or authorization of, or registration, or declaration with, any Government Entity with jurisdiction over Mexgold or any Mexgold Subsidiary is required to be obtained by Mexgold or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Arrangement, except for those consents, orders, authorizations, declarations, registrations or approvals which are contemplated by this Agreement, including (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order; (iii) filing requiring under the OBCA and filings with and approvals required by Securities commissions and stock exchanges, (iv) any other consents, waivers, permits, order or approvals; (iv) any other or those consents, orders, authorizations, declarations, registrations or approvals that, if not obtained, would not prevent or materially delay the consummation of the Arrangement or otherwise prevent Mexgold from performing its obligations under this Agreement and could not reasonably be expected to have a Material Adverse Effect (as hereafter defined) on Mexgold;

(l)    except as has been disclosed in the Mexgold Public Record, there is no suit, action, investigation or proceeding pending, or to the knowledge of Mexgold, threatened against Mexgold or any Mexgold Subsidiary that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect upon Mexgold. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Mexgold, threatened against or relating to Mexgold or, any of the Mexgold Subsidiaries, before any Governmental Entity. Neither Mexgold nor any of the Mexgold Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of Mexgold or the Mexgold Subsidiary, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(m)   except as set forth:

(i)    each of Mexgold and the Mexgold Subsidiaries is and has been in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Mexgold.

(ii)   the properties held by Mexgold have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws.

None of Mexgold, the Mexgold Subsidiaries or any other person in control of any properties held by Mexgold has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any properties held by Mexgold, except in compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Mexgold. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the properties held by Mexgold have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Mexgold. To the knowledge of Mexgold, there are no Hazardous Substances at, in, on, under or migrating from properties held by Mexgold, except in material compliance with all Environmental Laws.

(iii)   none of Mexgold, the Mexgold Subsidiaries or any other person for whose actions Mexgold or an Mexgold Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Mexgold, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Mexgold or any of the Mexgold Subsidiaries. No site or facility now or, to the knowledge of Mexgold, previously owned, operated or leased by Mexgold or any of the Mexgold Subsidiaries is listed or, to the knowledge of Mexgold, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)  none of Mexgold, the Mexgold Subsidiaries or any other person for whose actions Mexgold or an Mexgold Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the properties owned, leased or operated by Mexgold in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Mexgold; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the properties owned, leased or operated by Mexgold or the assets of any of Mexgold or the Mexgold Subsidiaries.

(v)   none of the Mexgold Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws.

(vi)  none of Mexgold or the Mexgold Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person related to any of the properties owned, leased or operated by Mexgold that is pending as of the date hereof.

(n)  Mexgold and each Mexgold Subsidiary has good and marketable title, applying customary standards in the mining industry, to its operating properties and properties with proven and probable ore reserves (other than property as to which Mexgold or a Subsidiary is a lessee, in which case it has a valid leasehold interest), except for such defects in title that individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Mexgold Furthermore, all real and tangible personal property of each of Mexgold and the Mexgold Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(o)   the estimates regarding proven and probable mineral reserves of Mexgold as set forth in the report, entitled "El Cubo Gold-Silver Mine, Guanajuato, Mexico" dated April 17, 2006 prepared by Glen R. Clark & Associates Limited and "Review of El Cubo Gold-Silver Mine with Long Term Projections Guanajuato, Mexico" dated May 31, 2006 and prepared by Glen R. Clark & Associates Limited and L.R. Kilpatrick Associates Inc., were prepared in accordance with accepted engineering practices and were, at such date, in compliance in all material respects with the requirements applicable to the presentation of such mineral reserves in documents filed with the Ontario Securities Commission;

(p)   each of Mexgold and each Subsidiary has all permits, licences, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, applicable Governmental Entities that are required in order to permit it to carry on its business as presently conducted, except for such permits, licences, certificates, orders, filings, applications and registrations the failure to have or make, individually or in the aggregate, have not had and could not reasonably be expected to have, a Material Adverse Effect on Mexgold;

(q)   each of Mexgold and each Mexgold Subsidiary has duly filed on a timely basis all material tax returns required to be filed by it and has paid all taxes which are due and payable and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof, in each case, of a material nature, and adequate provision has been made for taxes payable in a material amount for the current period for which tax returns are not yet required to be filed; there are no actions, suits, or claims asserted or assessed against Mexgold or any Mexgold Subsidiary in respect of taxes, governmental charges or assessments, nor any matters under discussion with any Governmental Entity relating to taxes, governmental charges or assessments asserted by such Governmental Entity that could be reasonable expected to have a Material Adverse Effect. Since December 31, 2005, no material liability for Taxes not reflected in the consolidated financial statements of Mexgold or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Mexgold, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Mexgold or any of the Mexgold Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable;

(r)    the business of Mexgold and the business of each Subsidiary is being conducted in all material respects in compliance with all applicable laws, regulations and ordinances of all authorities having jurisdiction, except where the failure to comply would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Mexgold; neither Mexgold nor any Subsidiary has been notified by any Governmental Entity of any investigation with respect to it that is pending or threatened, nor has any Governmental Entity notified Mexgold or any Subsidiary of such Governmental Entity's intention to commence or to conduct any investigation that would be reasonably likely to have a Material Adverse Effect on Mexgold;

(s)   Mexgold is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Mexgold, no investigation or other proceedings involving Mexgold that may operate to prevent or restrict trading of any securities of Mexgold are currently in progress or pending before any applicable stock exchange or Securities Authority;

(t)    no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Mexgold or the Mexgold Subsidiaries of any of the material assets of Mexgold or any of the Mexgold Subsidiaries, other than as described or contemplated herein;

(u)    Mexgold has received the Valuation and Fairness Opinion;

(v)    no Acquisition Proposal is currently under discussion, consideration or negotiation with any third party;

(w)   the Proxy Circular will not contain any untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary in order to make any statement therein not misleading in light of the circumstances under which it was made;

(x)    the principal offices of Mexgold are not located in the United States;

(y)   all of the assets and property of Mexgold and the Mexgold Subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $56.7 million during Mexgold's most recent financial year;

(z)    as of the date hereof, Mexgold is a "foreign private issuer" as defined in Rule 405 under the 1933 Act; and

(aa)  Mexgold is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

11.2         Gammon Lake represents and warrants to and in favour of Mexgold as follows and acknowledges that Mexgold is relying upon same in connection with the transactions contemplated herein:

(a)    Gammon Lake is a corporation incorporated and validly existing under the laws of Quebec and has the corporate power to own or lease its property, to carry on its business as now being conducted, to enter into this Agreement and to perform its obligations hereunder. Each of Gammon Lake's Subsidiaries is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation and each Subsidiary has the corporate power to own or lease its property and to carry on its business as now being conducted by it. Except as disclosed in the Gammon Lake Public Record, all of the outstanding shares of the Gammon Lake Subsidiaries are owned directly or indirectly by Gammon Lake. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Gammon Lake Subsidiary or as disclosed in the Gammon Lake Public Record, the outstanding shares of each Gammon Lake Subsidiary owned by Gammon Lake are owned free and clear of all Encumbrances and neither Gammon Lake nor any of the Gammon Lake Subsidiaries is liable to any Gammon Lake Subsidiary or to any creditor in respect thereof. Except as disclosed in the Gammon Lake Public Record, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Gammon Lake Subsidiaries from either Gammon Lake or any of the Gammon Lake Subsidiaries;

(b)   Gammon Lake has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Gammon Lake as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Gammon Lake and the completion by Gammon Lake of the transactions contemplated by this Agreement have been authorized by the directors of Gammon Lake, and no other corporate proceedings on the part of Gammon Lake are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Gammon Lake and constitutes a legal, valid and binding obligation of Gammon Lake, enforceable against Gammon Lake in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by Gammon Lake of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)   the articles or by-laws (or their equivalent) of Gammon Lake or any of the Gammon Lake Subsidiaries,

(B)   any Law, or

(C)   any contract, agreement, licence or permit to which Gammon Lake or any of the Gammon Lake Subsidiaries is bound or is subject to or of which Gammon Lake or any Gammon Lake Subsidiary is the beneficiary;

(D)   give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Gammon Lake or any of the Gammon Lake Subsidiaries to come due before its stated maturity or cause any of its available credit to cease to be available;

(ii)    result in the imposition of any Encumbrance upon any of the property or assets of Gammon Lake or any of the Gammon Lake Subsidiaries or restrict, hinder, impair or limit the ability of Gammon Lake or any of the Gammon Lake Subsidiaries to conduct the business of Gammon Lake or any of the Gammon Lake Subsidiaries as and where it is now being conducted; or

(iii)   result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Gammon Lake or any Gammon Lake Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Gammon Lake or any Gammon Lake Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

(c)    the directors of Gammon Lake have authorized the entering into of this Agreement, and the performance of its provisions, by Gammon Lake;

(d)   the corporate records and minute books of Gammon Lake and the Gammon Lake Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Gammon Lake;

(e)    Gammon Lake's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Class A and Class B preference shares. As of the date hereof, there are 79,335,724 Gammon Common Shares and no Class A or Class B preference shares outstanding, Gammon Lake Common Shares are set aside for issue under the Gammon Lake Options and Gammon Lake Common Shares are set aside for issue under the Gammon Lake Warrants. Except for the Gammon Lake Options and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Gammon Lake or any of the Gammon Lake Subsidiaries to issue or sell any shares of Gammon Lake or any of the Gammon Lake Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Gammon Lake or any of the Gammon Lake Subsidiaries. All outstanding Gammon Lake Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Gammon Lake or any of the Gammon Lake Subsidiaries having the right to vote with the Gammon Lake Shareholders on any matter. There are no outstanding contractual obligations of Gammon Lake or of any of the Gammon Lake Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Gammon Lake Common Shares or with respect to the voting or disposition of any outstanding Gammon Lake Common Shares;

(f)    the only Subsidiaries of Gammon Lake are the Gammon Lake Subsidiaries and Gammon Lake does not own a direct or indirect interest in any other corporation or entity other than as disclosed in the Gammon Lake Public Record;

(g)   since December 31, 2005, Gammon Lake has prepared and filed all documents required to be filed by it with the Ontario Securities Commission in connection with its status as a "reporting issuer" under the Securities Act (Ontario) and other applicable legislation and with those other jurisdictions where it is a reporting issuer or the equivalent as required to be filed by it in connection with such status and such documents, as of the date they were filed, or, if amended, as of the date of such amendment, complied with applicable laws and did not fail to state a material fact required to be stated in order to make the statements contained therein not misleading in light of the circumstances in which they were made. Gammon Lake has not filed any confidential material change reports or other report or document with any securities regulatory authority or commission or stock exchange that at the date hereof remains confidential;

(h)    Gammon Lake is a reporting issuer or its equivalent in each of the Provinces of Alberta, Ontario, Quebec, New Brunswick and Nova Scotia. The Gammon Lake Common Shares are registered under section 12(b) of the 1934 Act. The Gammon Lake Shares are listed on the TSX and AMEX;

(i)    the financial statements of Gammon Lake as at and for the fiscal periods ended March 31, 2006, December 31, 2005 and July 31, 2005 have been prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods, are correct and complete and present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Gammon Lake, on a consolidated basis, as at the respective dates thereof and the revenues, earnings, and results of operations of Gammon Lake, on a consolidated basis, for the fiscal periods ended March 31, 2006, December 31, 2005 and July 31, 2005. Except as disclosed by Gammon Lake in the Gammon Lake Public Record, neither Gammon Lake nor any of the Gammon Lake Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Gammon Lake for the three month period ended March 31, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since March 31, 2006 or which liabilities or obligations do not in the aggregate exceed $200,000. There are reasonable grounds for believing that (i) Gammon Lake is able to pay its liabilities as they become due, and (iii) no creditor of Gammon Lake will be prejudiced by the Arrangement;

(j)     since December 31, 2005, except as disclosed by Gammon Lake in the Gammon Lake Public Record:

(i)     Gammon Lake and each of the Gammon Lake Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)    neither Gammon Lake nor any of the Gammon Lake Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)   there has not been any acquisition or sale by Gammon Lake or any of the Gammon Lake Subsidiaries of any material property or assets thereof;

(iv)  other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Gammon Lake or any of the Gammon Lake Subsidiaries of any debt for borrowed money, any creation or assumption by Gammon Lake or any of the Gammon Lake Subsidiaries of any Encumbrance, any making by Gammon Lake or any of the Gammon Lake Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time, and (b) loans made to other Gammon Lake Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Gammon Lake or any of the Gammon Lake Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Gammon Lake;

(v)   Gammon Lake has not declared or paid any dividends or made any other distribution on any of the Gammon Lake Common Shares;

(vi)  Gammon Lake has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Gammon Lake Common Shares;

(vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Gammon Lake or any of the Gammon Lake Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Gammon Lake Options pursuant to the Gammon Lake Share Option Plan) made to, for or with any of such directors or officers;

(viii) Gammon Lake has not effected any material change in its accounting methods, principles or practices; and

(ix)    Gammon Lake has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(k)    no consent, approval, order or authorization of, or registration, or declaration with, any Government Entity with jurisdiction over Gammon Lake or any Gammon Lake Subsidiary is required to be obtained by Gammon Lake or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Arrangement, except for those consents, orders, authorizations, declarations, registrations or approvals that are contemplated by this Agreement, including (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order; (iii) filing requiring under the OBCA and flings with and approvals required by Securities Authorities and stock exchanges, (iv) any other consents, waivers, permits, order or approvals referred to in the Gammon Lake Public Record; (v) any other or those consents, orders, authorizations, declarations, registrations or approvals that, if not obtained, would not prevent or materially delay the consummation of the Arrangement or otherwise prevent Gammon Lake from performing its obligations under this Agreement and could not reasonably be expected to have a Material Adverse Effect on Gammon Lake;

(l)    except as has been disclosed in the Gammon Lake Public Record, there is no suit, action, investigation or proceeding pending, or to the knowledge of Gammon Lake, threatened against Gammon Lake or any Gammon Lake Subsidiary that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect upon Gammon Lake. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Gammon Lake, threatened against or relating to Gammon Lake or, any of the Gammon Lake Subsidiaries, before any Governmental Entity. Neither Gammon Lake nor any of the Gammon Lake Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of Gammon Lake or the Gammon Lake Subsidiary, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(m)   except as set forth in the Gammon Lake Public Record:

(i)    each of Gammon Lake and the Gammon Lake Subsidiaries is and has been in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Gammon Lake.

(ii)    the properties held by Gammon Lake have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws. None of Gammon Lake, the Gammon Lake Subsidiaries or any other person in control of any properties held by Gammon Lake has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any properties held by Gammon Lake, except in compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Gammon Lake. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the properties held by Gammon Lake have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Gammon Lake. To the knowledge of Gammon Lake, there are no Hazardous Substances at, in, on, under or migrating from properties held by Gammon Lake, except in material compliance with all Environmental Laws.

(iii)  none of Gammon Lake, the Gammon Lake Subsidiaries or any other person for whose actions Gammon Lake or an Gammon Lake Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Gammon Lake, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Gammon Lake or any of the Gammon Lake Subsidiaries. No site or facility now or, to the knowledge of Gammon Lake, previously owned, operated or leased by Gammon Lake or any of the Gammon Lake Subsidiaries is listed or, to the knowledge of Gammon Lake, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)  none of Gammon Lake, the Gammon Lake Subsidiaries or any other person for whose actions Gammon Lake or an Gammon Lake Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the properties owned, leased or operated by Gammon Lake in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Gammon Lake; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the properties owned, leased or operated by Gammon Lake or the assets of any of Gammon Lake or the Gammon Lake Subsidiaries.

(v)   none of the Gammon Lake Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws.

(vi)   none of Gammon Lake or the Gammon Lake Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person related to any of the properties owned, leased or operated by Gammon Lake that is pending as of the date hereof.

(n)   Gammon Lake and each Gammon Lake Subsidiary has good and marketable title, applying customary standards in the mining industry, to its operating properties and properties with proven and probable ore reserves (other than property as to which Gammon Lake or a Subsidiary is a lessee, in which case it has a valid leasehold interest), except for such defects in title that individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Gammon Lake. Furthermore, all real and tangible personal property of each of Gammon Lake and the Gammon Lake Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement;

(o)   the estimates regarding proven and probable reserves of Gammon Lake as set forth in the report entitled "Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources & Reserves Technical Report" dated January 2006, prepared by Mintec, Inc., were prepared in accordance with accepted engineering practices and were, at such date, in compliance in all material respects with the requirements applicable to the presentation of such reserves in documents filed with the Ontario Securities Commission;

(p)   each of Gammon Lake and each Subsidiary has all permits, licences, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, applicable Governmental Entities that are required in order to permit it to carry on its business as presently conducted, except for such permits, licences, certificates, orders, filings, applications and registrations the failure to have or make, individually or in the aggregate, have not had and could not reasonably be expected to have, a Material Adverse Effect on Gammon Lake;

(q)   each of Gammon Lake and each Gammon Lake Subsidiary has duly filed on a timely basis all material tax returns required to be filed by it and has paid all taxes which are due and payable and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof, in each case, of a material nature, and adequate provision has been made for taxes payable in a material amount for the current period for which tax returns are not yet required to be filed; there are no actions, suits, or claims asserted or assessed against Gammon Lake or any Gammon Lake Subsidiary in respect of taxes, governmental charges or assessments, nor any matters under discussion with any Governmental Entity relating to taxes, governmental charges or assessments asserted by such Governmental Entity that could be reasonable expected to have a Material Adverse Effect. Since December 31, 2005, no material liability for Taxes not reflected in the consolidated financial statements of Gammon Lake or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Gammon Lake, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Gammon Lake or any of the Gammon Lake Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable;

(r)    the business of Gammon Lake and the business of each Subsidiary is being conducted in all material respects in compliance with all applicable laws, regulations and ordinances of all authorities having jurisdiction, except where the failure to comply would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Gammon Lake; neither Gammon Lake nor any Subsidiary has been notified by any Governmental Entity of any investigation with respect to it that is pending or threatened, nor has any Governmental Entity notified Gammon Lake or any Subsidiary of such Governmental Entity's intention to commence or to conduct any investigation that would be reasonably likely to have a Material Adverse Effect on Gammon Lake;

(s)   Gammon Lake is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Gammon Lake, no investigation or other proceedings involving Gammon Lake that may operate to prevent or restrict trading of any securities of Gammon Lake are currently in progress or pending before any applicable stock exchange or Securities Authority;

(t)    no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Gammon Lake or the Gammon Lake Subsidiaries of any of the material assets of Gammon Lake or any of the Gammon Lake Subsidiaries, other than as described or contemplated herein;

(u)   Gammon Lake beneficially owns or controls, directly or indirectly, an aggregate of 13,850,000 Mexgold Common Shares;

(v)   to the best knowledge of Gammon Lake, the directors and officers of Gammon Lake own, directly or indirectly, beneficially or of record, the following securities of Mexgold:

	Holdings in Mexgold
Name	Mexgold Common Shares	Mexgold Options
Fred George	-	2,800,000

Brad Langille	450,000	1,700,000

Colin Sutherland	-	150,000

Dale Hendrick	6,000	-

John Thornton	28,000	-

Alejandro Caraveo	-	-

Francesco Conte	-	-

Kent Noseworthy	-	-

Canek Rangel	-	-

(w)   the board of directors of Gammon Lake has received on or before the date hereof advice from BMO NB indicating that the share exchange ratio for the Arrangement is fair, from a financial point of view, to Gammon Lake;

(x)    upon issuance of the Gammon Common Shares under the Arrangement and as contemplated by this Agreement (including without limitation, on the exercise of Gammon Lake Options issued in exchange for Mexgold Options, and upon the exercise of Mexgold Warrants), such Gammon Common Shares will be validly issued and outstanding as fully paid and non-assessable and the resale of such shares will be exempt from the prospectus requirements of applicable securities laws of Canada and other similar requirements of the applicable federal and state securities laws of the United States (other than such restrictions on resale referred to in Subsections 10.1(g) and 10.1(i)) hereof;

(y)    the information with respect to and supplied by Gammon Lake to be included in the Proxy Circular will not contain any untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary in order to make any statement therein not misleading in light of the circumstances under which it was made;

(z)    Gammon Lake has made available to Gammon Lake all material information, including financial, operational and other information, in respect of Gammon Lake and the Gammon Lake Subsidiaries and all such information as made available to Gammon Lake is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading;

(aa)  the principal offices of Gammon Lake are not located in the United States;

(bb) all of the assets and property of Gammon Lake and the Gammon Lake Subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $56.7 million during Gammon Lake's most recent financial year;

(cc)  as of the date hereof, Gammon Lake is a "foreign private issuer" as defined in Rule 405 under the 1933 Act; and

(dd) Gammon Lake is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

11.3         The representations and warranties of Mexgold and Gammon Lake contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by Gammon Lake or Mexgold and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 12
NON-SOLICITATION

12.1         From the date hereof until the earlier of (i) the termination of this Agreement in accordance with Article 16 hereof and (ii) the completion of the Arrangement, Mexgold shall not and shall not permit any of its Subsidiaries to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, (a) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any Acquisition Proposal; (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal; (c) accept, approve or recommend any Acquisition Proposal; or (d) cause Mexgold or any Subsidiary to enter into any agreement, arrangement or understanding related to any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the board of directors of Mexgold which receives an unsolicited and bona fide Acquisition Proposal after the date hereof in respect of it, from considering, negotiating, approving or recommending to its shareholders an Acquisition Proposal which the board of directors of Mexgold determines in good faith, after consultation with its financial and legal advisors that failure to take such action would be inconsistent with its fiduciary duties under applicable laws, would, if consummated in accordance with its terms, result in a Superior Proposal.

12.2         From and after the date hereof, Mexgold shall immediately cease and cause to be terminated in writing any existing discussions or negotiations with any person (other than Gammon Lake) with respect to any potential Acquisition Proposal and shall, subject to Section 12.4, cease to provide any other person with access to information concerning Mexgold and its Subsidiaries and exercise all rights it has to require the return or destruction of all confidential information. Mexgold agrees not to release or permit the release of any person from, or waive any confidentiality, non-solicitation or standstill agreement to which such person is a party, unless the board of directors of Mexgold has determined that such person has made a Superior Proposal.

12.3         Mexgold shall promptly notify Gammon Lake orally and in writing within 24 hours of any Acquisition Proposal or any amendment to an Acquisition Proposal being received directly or indirectly by Mexgold, or any request for non-public information relating to Mexgold or any of its Subsidiaries, as the case may be, in connection with such an Acquisition Proposal or for access to the properties, books and/or records of Mexgold or any Subsidiary, by any person that informs Mexgold or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include a copy of any written Acquisition Proposal and all amendments thereto or, in the absence of a written Acquisition Proposal, a description of the material terms and conditions thereof, in either case including the identity of the person making the Acquisition Proposal.

12.4         If Mexgold receives a request for non-public information from a person who has made or intends to make an Acquisition Proposal and the Special Committee determines in good faith after consultation with financial and legal advisors that such Acquisition Proposal is, or if made could reasonably be expected to be, a Superior Proposal, then, and only in such case, Mexgold may, subject to the execution by such person of a confidentiality agreement containing appropriate standstill and other provisions, provide such person with access to non-public confidential information regarding Mexgold; provided that Mexgold shall send a copy of any such confidentiality agreement (including the identity of the person who has entered into such agreement) to Gammon Lake as soon as practicable and in any event within 24 hours of its execution and shall, as soon as practicable and in any event within 24 hours, provide Gammon Lake with a list and copies of all information provided to such person that was not previously provided to Gammon Lake and immediately provide Gammon Lake with all other information that was provided to such person.

12.5         Mexgold shall ensure that its officers, directors and employees and those of its Subsidiaries and any financial, legal and other advisors, agents and representatives retained by Mexgold are aware of the provisions of this Article 12; and Mexgold shall be responsible for any breach of this Article by such persons. For greater certainty, any amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Article 12.

ARTICLE 13
NOTICE OF SUPERIOR PROPOSAL DETERMINATION

13.1         If Mexgold has fully complied with Article 12 and this Article 13, Mexgold may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal and withdraw or modify in a manner adverse to Gammon Lake its recommendation of the approval of the Arrangement, if and only if it:

(a)    provides to Gammon Lake: (i) written notice that the Special Committee has determined that it has received and is prepared to accept a Superior Proposal; (ii) a copy of any agreement or other document in respect of such Superior Proposal as executed by the person making the Superior Proposal, in each case as soon as possible but in any event not less than five full business days prior to acceptance of the Superior Proposal by the board of directors of Mexgold; and (iii) in the case of an Acquisition Proposal that includes non-cash consideration, the value or range of values attributed by the board of directors of Mexgold, in good faith, for such non-cash consideration after consultation with its financial advisors;

(b)   provides Gammon Lake with an opportunity (but not the obligation), during the five business day period referred to in Subsection 13.1(a) to propose to amend this Agreement to provide for consideration having a value equivalent to or more favourable to the Mexgold Shareholders than that of the Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and

(c)   subject to Section 13.2, terminates this Agreement pursuant to Subsection 16.1(c) and reimburse Gammon Lake as contemplated by Section 17.3.

13.2         In the event that Gammon Lake agrees to amend this Agreement in the manner described in Section 13.1, the Special Committee shall consider the terms of the proposed amendment, and: (i) if the board of directors of Mexgold concludes the Superior Proposal is no longer a Superior Proposal given the terms of the proposed amendment, Mexgold shall not implement the proposed Superior Proposal and shall not terminate this Agreement pursuant to Subsection 16.1(c), and shall agree to the proposed amendments to this Agreement; or (ii) if the board of directors of Mexgold concludes that the Acquisition Proposal would nonetheless remain a Superior Proposal,

Mexgold shall terminate this Agreement in accordance with Subsection 16.1(c) and concurrently reimburse Gammon Lake as contemplated by Section 17.3 and only thereafter Mexgold may enter into an agreement in order to implement the Superior Proposal.

ARTICLE 14
STRUCTURE SUBSEQUENT TO THE ARRANGEMENT

14.1         In conjunction with the completion of the Arrangement:

(a)   Gammon Lake shall determine: (i) which personnel of Mexgold will be appointed or retained upon the completion of the Arrangement; and (ii) which directors, officers, employees, consultants and other personnel of Mexgold will be maintained or retained subsequent to the Arrangement;

(b)   subject to clause (a) above, Mexgold shall use all reasonable efforts to cause all directors and officers of Mexgold who will not be retained to resign and sign releases in favour of Mexgold concurrently with the completion of the Arrangement;

(c)   Gammon Lake and Mexgold shall use all reasonable efforts to maintain and satisfy all covenants under the employment, consulting or other advisory agreements to which it is a party with any director, officer, employee, consultant or other personnel who will not be maintained or retained subsequent to the Arrangement.

ARTICLE 15
AMENDMENT

15.1         This Agreement may, at any time and from time to time before or after the holding of the Mexgold Meeting, be amended by written agreement of the parties hereto, subject to applicable Law, further notice to or authorization on the part of the Mexgold Shareholders and any such amendment may, without limitation:

(a)    change the time for performance of any of the obligations or acts of Gammon Lake or Mexgold;

(b)    waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)    waive compliance with or modify any covenants given by Gammon Lake or Mexgold and waive or modify performance of any of the obligations of Gammon Lake or Mexgold; and

(d) waive compliance with or modify any conditions precedent contained herein;

provided that notwithstanding the foregoing, following the receipt of any necessary approval of Mexgold Shareholders or Mexgold Optionholders, the consideration payable to Mexgold Shareholders and Mexgold Optionholders under the Arrangement may not be decreased without the further approval of Mexgold Shareholders and Mexgold Optionholders given in the manner as required for the approval of the Arrangement or as may be ordered by the Court.

15.2         In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Mexgold, the Mexgold Shareholders, the Mexgold Subsidiaries, Gammon Lake and the Gammon Lake Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

15.3         The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Mexgold on the one hand, and Gammon Lake on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws.

ARTICLE 16
TERMINATION

16.1         This Agreement may be terminated, at any time prior to the Effective Date: (a) by the mutual written consent of Gammon Lake and Mexgold; (b) by either party, upon providing written notice to the other:

(i)    at any time if the other party is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect, and such breach is not capable of being cured or is not cured by the breaching party within five business days of the giving of notice of such breach by the other party to the breaching party; or

(ii)    if any of the conditions for the benefit of the terminating party contained in this Agreement is not satisfied or waived on or before August 11, 2006 (or such later date as the parties, acting reasonably, may agree to in writing) or such other time prior thereto as is specified in this Agreement, provided that the terminating party is not then in breach of any representations, warranties and covenants herein contained in any material respect;

(c)   by either party, upon the determination by Mexgold after conclusion of the process set out in Article 12 that an Acquisition Proposal constitutes a Superior Proposal, the provision of notice to Gammon Lake of a Superior Proposal as required by Article 13 and the time period for Gammon Lake to propose an amendment to the Agreement as contemplated by Article 13 has elapsed;

(d)  by Gammon Lake, if the board of directors of Mexgold (i) has withdrawn or changed any of its recommendations to the Mexgold Shareholders in a manner adverse to Gammon Lake or which would impede the completion of the Arrangement, or has made a recommendation to the Mexgold Shareholders not to accept or approve the Arrangement, or (ii) has not submitted the Arrangement for approval to Mexgold Shareholders on or prior to August 4, 2006 (or such later date as the parties, acting reasonably, may agree to in writing), provided that Gammon Lake has provided, on a timely basis, information regarding Gammon Lake required by applicable securities laws for inclusion in the management information circular of Mexgold to be used at the Mexgold Meeting, or (iii) has failed to solicit proxies in favour of approving the Arrangement, or (iv) has resolved to do any of the foregoing; or

(e)   upon a vote at a duly held Mexgold Meeting or any adjournment or postponement thereof to obtain the approval of the holders of Mexgold Common Shares and Mexgold Options of the Arrangement or any matter that could reasonably be expected to facilitate it, the approval of the holders of Mexgold Common Shares and Mexgold Options is not obtained in accordance with applicable laws, including without limitation, Rule 61-501;

16.2         In the event of termination of this Agreement by either party as provided in this Article 16, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of either party, except with respect to Article 17 and Article 18 which provisions shall survive the termination; provided that notwithstanding anything to the contrary contained in this Agreement, neither party shall be (i) relieved or released from any liability or damages arising out of any breach of this Agreement prior to such termination or (ii) precluded from seeking injunctive relief to restrain any breach or threatened breach of this Agreement or otherwise to obtain specific performance of any provision of this Agreement.

ARTICLE 17
EXPENSES

17.1         The parties agree that all out-of-pocket third party transaction expenses of the Arrangement, including legal fees, financial advisor fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

17.2         Gammon Lake and Mexgold represent and warrant to each other that, except for BMO NB in the case of Gammon Lake and TD Securities in the case of Mexgold, no broker, finder, valuator, financial advisor or investment banker is entitled to any brokerage, finder's, financial advisory or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement.

17.3         If the Agreement is terminated by either party pursuant to Subsection 16.1(c) or by Gammon Lake pursuant to either of Subsections 16.1(b)(i) or 16.1(d), Mexgold shall forthwith reimburse Gammon Lake for all reasonable expenses incurred by Gammon Lake in connection with the transactions contemplated hereby.

17.4         If this Agreement is terminated by Mexgold pursuant to Subsections 16.1(b)(i), Gammon Lake shall forthwith reimburse Mexgold for all reasonable expenses incurred by Mexgold in connection with the transactions contemplated hereby.

ARTICLE 18
DAMAGES

18.1         Payment by one party to the other party pursuant to Section 17.3 or 17.4 shall not be in lieu of any damages or any other payment or remedy available at law or in equity in the event of any wilful or intentional breach by the party making the payment of any of its obligations or covenants under this Agreement. In the event that the payment by one party to the other party pursuant to Subsections 17.3 or 17.4, is made upon termination of this Agreement other than as a result of the wilful or intentional breach by the party making the payment, the other party will have no further claim against the party making the payment in respect of the failure to complete the Arrangement as a result of the event giving rise to the payment of such amount.

ARTICLE 19
NOTICES

19.1         Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by Gammon Lake or Mexgold to the other shall be in writing and may be given by delivering same or sending same by facsimile transmission addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

19.2         The address for service of each of Gammon Lake and Mexgold shall be as follows:

if to Gammon Lake:

Suite 306, Cambridge 2
202 Brownlow Avenue
Dartmouth, Nova Scotia
B3B 1T5

Attention: the President
Facsimile: (902) 468-0631

with a courtesy copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP
Suite 4200 Toronto-Dominion Bank Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1N6

Attention: John Turner
Facsimile:(416)364-7814

if to Mexgold:

Suite 306, Cambridge 2
202 Brownlow Avenue
Dartmouth, Nova Scotia
B3B 1T5

Attention: the Chairman of the Special Committee of the Board of Directors
Facsimile: (902) 468-0631

with a courtesy copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King St. West
Toronto, ON
M5H 3C2

Attention: Mark Bennett
Facsimile:(416)350-6933

ARTICLE 20
CURE PROVISIONS

20.1         Each of Gammon Lake and Mexgold will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)    cause any of the representations or warranties of it contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(b)    result in the failure to comply with or satisfy any covenant, condition precedent or agreement to be complied with or satisfied by it hereunder prior to the Effective Date.

20.2         Neither Gammon Lake nor Mexgold may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 10 or any termination right arising therefrom unless forthwith and in any event prior to the filing of the articles of arrangement contemplated herein for acceptance by the Director, the party hereto intending to rely thereon has delivered a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition precedent or termination right, as the case may be. If any such notice is delivered, provided that the other party is proceeding diligently to cure such matter and such matter is capable of being cured, no party may terminate this Agreement until the later of August 11, 2006 and the expiration of a period of 10 days from such notice (such later period the "Notice Period"). If such notice has been delivered prior to the date of the Mexgold Meeting, such meeting shall be postponed until the expiry of the Notice Period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the articles of arrangement contemplated herein with the Director, such application and such filing shall be postponed until the expiry of the Notice Period.

ARTICLE 21
GENERAL

21.1         The division of this letter into sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this letter.

21.2         The Schedules referred to herein are incorporated into this Agreement by reference and form a part hereof.

21.3         Unless otherwise stated, all references in this letter to sums of money are expressed in lawful money of Canada.

21.4         Time shall be of the essence in this Agreement.

21.5         Subject to Section 18.1, the parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Mexgold (if Gammon Lake is the breaching party) or Gammon Lake (if Mexgold is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 16.1 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

21.6         This Agreement constitutes the entire agreement between Gammon Lake and Mexgold and cancels and supersedes the letter of intent between Gammon Lake and Mexgold dated May 28, 2006 and all other prior agreements and understandings between Gammon Lake and Mexgold with respect to the subject matter hereof.

21.7         Each of Gammon Lake and Mexgold shall, from time to time, and at all times hereafter, at the request of the other hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

21.8         This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each of Gammon Lake and Mexgold hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

21.9         This letter may be signed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts are collectively deemed to be one instrument.

21.10      No waiver by either Gammon Lake or Mexgold shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

21.11      No director or officer of Mexgold shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Gammon Lake under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Mexgold.

21.12      No director or officer of Gammon Lake shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Mexgold under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Gammon Lake.

21.13      This Agreement shall enure to the benefit of and be binding upon each of Gammon Lake and Mexgold and their respective successors and permitted assigns. This Agreement may not be assigned by either Gammon Lake or Mexgold hereto without the prior written consent of the other.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

GAMMON LAKE RESOURCES INC.

Name: (Signed) Fred George
Title: Chairman and President

MEXGOLD RESOURCES INC.

Name: (Signed) Glen Holmes
Title: Chairman of the Special Committee of the
Board of Directors of Mexgold Resources Inc.,
as authorized by the Board of Directors of
Mexgold Resources Inc.

Schedule A

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1            Definitions. In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meaning as set out below and grammatical variations of such terms shall have corresponding meanings:

"Arrangement" means an arrangement under the provisions of section 182 of the OBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or variation thereto made in accordance with Section 5.1 hereof or made at the discretion of the Court in the Final Order;

"Arrangement Agreement" means the arrangement agreement made as of the 22nd day of June, 2006, between Gammon Lake and Mexgold;

"Business Day" means a day which is not a Saturday, Sunday or a statutory holiday in Toronto, Ontario or Dartmouth, Nova Scotia;

"Circular" means the management proxy circular of Mexgold, including the schedules attached thereto and all amendments from time to time made thereto, prepared and delivered to the Mexgold Shareholders in connection with the Mexgold Meeting;

"Court" means the Superior Court of Justice (Ontario);

"Depositary" means Computershare Investor Services at its principal offices in the City of Toronto; "Director" means the Director appointed pursuant to section 278 of the OBCA; "Dissent Rights" has the meaning set out in Section Article 4.1 hereof;

"Effective Date" means the date upon which this Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement to be issued by the Director to Mexgold;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or modified by the highest court to which appeal may be sought;

"Gammon Lake" means Gammon Lake Resources Inc., a body corporate incorporated under the laws of Canada;

"Gammon Lake Common Share" means a common share in the capital stock of Gammon Lake;

"Gammon Lake Option" has the meaning set out in Subsection 2.2 hereof;

"Interim Order" means the interim order of the Court containing declarations, orders and directions made in connection with the approval of the Arrangement;

"ITA" means the Income Tax Act (Canada), as amended;

"Letter of Transmittal" means the letter of transmittal forwarded by Mexgold to the Mexgold Shareholders together with the Circular;

"Mexgold" means Mexgold Resources Inc., a body corporate existing under the laws of the Province of Ontario;

"Mexgold Common Share" means a common share in the capital stock of Mexgold;

"Mexgold Meeting" means the special meeting of Mexgold Shareholders and Mexgold Optionholders (including any adjournment or postponement thereof) to be held to consider, and if deemed advisable, to approve the Arrangement;

"Mexgold Options" means options to purchase Common Shares issued pursuant to Mexgold's share option plan;

"Mexgold Optionholders" means the holders of options to purchase Mexgold Common Shares; "Mexgold Shareholders" means the registered holders of Mexgold Common Shares; "OBCA" means the Ontario Business Corporations Act, RSO 1990, c.B16 (as amended to 2002, c.24); and

"Plan of Arrangement", "hereof", "hereunder" and similar expressions mean this Plan of Arrangement including the recitals and appendices hereto and any amendments thereof, and not any particular Article, Section or other part hereof and include any amendment agreement or instrument supplementary or ancillary hereto.

1.2             Number, Gender and Persons. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing any gender shall include all genders and words importing persons shall include natural persons, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.3             Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4             Date for Any Action. In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.5             Currency. All references to currency in this Plan of Arrangement are expressed in lawful money of Canada.

1.6             Statutory References. Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

1.7             Payments. Any payments to be made hereunder shall be made without interest and less any tax required by law to be deducted and withheld.

ARTICLE 2
ARRANGEMENT

2.1             Binding Effect. This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on all of the Mexgold Shareholders and beneficial holders of Mexgold Common Shares, the Mexgold Optionholders, Mexgold and Gammon Lake.

2.2             Events Sequential. At the Effective Time, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)   all issued and outstanding Mexgold Common Shares (other than Mexgold Common Shares in respect of which the holder has exercised his Dissent Rights and other than Mexgold Common Shares beneficially owned, directly or indirectly, by Gammon Lake) shall be and be deemed to be transferred to Gammon Lake (free of any claims or encumbrances) and the registered holders thereof shall be entitled to receive from Gammon Lake in exchange for each such share, subject to Section 3.3, 0.47 Gammon Lake Common Shares,

(b)   with respect to each Mexgold Common Share to which paragraph 2.2(a) applies:

(i)    the registered holder thereof shall cease to be a holder of such share and such holder's name shall be removed from the register of holders of Mexgold Common Shares as of the Effective Time; and

(ii)    Gammon Lake shall be and be deemed to be the transferee of such Mexgold Common Share (free of any claims or encumbrances) and shall be entered in the register of holders of Mexgold Common Shares as the holder thereof; and

(c)    each outstanding Mexgold Option shall be exchanged for one option to purchase a Gammon Lake Common Share (a "Gammon Lake Option") and the Mexgold Option shall thereafter be cancelled and cease to be outstanding with each such Gammon Lake Option being exercisable for that number of Gammon Lake Common Shares that is equal to (w) the number of Mexgold Common Shares that would otherwise have been issuable upon the exercise of the Mexgold Option multiplied by 0.47 (rounded down to the nearest whole Gammon Lake Common Share) at an exercise price per Gammon Lake Common Share equal to the exercise price of the applicable Mexgold Option divided by 0.47, provided that each such Gammon Lake Option will expire on the date on which the respective Mexgold Option was to expire pursuant to its terms. The registered holder of each Mexgold Option exchanged hereunder shall cease to be a holder of such Mexgold Option and such holder's name shall be removed from the register of holders of Mexgold Options as of the Effective Time.

ARTICLE 3
CERTIFICATES, PAYMENTS AND FRACTIONS

3.1            Delivery of Consideration.

(a)   At or promptly after the Effective Date, Gammon Lake will deposit with the Depositary the certificates evidencing the Gammon Lake Common Shares payable and issuable in accordance with the provisions of Article 2 hereof. Subject to Section 3.5, on and after the Effective Time, certificates formerly representing Mexgold Common Shares (other than Mexgold Common Shares beneficially owned, directly or indirectly, by Gammon Lake) shall cease to represent such shares and shall represent the right only to receive the consideration therefor specified in Section 2.2 in accordance with the terms of the Arrangement, subject to compliance with the requirements set forth in this Article 3.

(b)   As soon as practicable after the Effective Date, upon the holder depositing with the Depositary certificates representing Mexgold Common Shares accompanied by a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, Gammon Lake shall cause the Depositary to deliver, to the registered holder or otherwise in accordance with the Letter of Transmittal, the share certificates evidencing the Gammon Lake Common Shares to which such holder is entitled in accordance with the terms of the Arrangement.

(c)   A holder of Mexgold Options at the Effective Time shall be entitled to receive an instrument representing the Gammon Lake Options to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to Gammon Lake of such documents and instruments as Gammon Lake may reasonably require, and each and every certificate, document, agreement or other instrument, if any, formerly representing the Mexgold Options shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. Gammon Lake shall register and make available or send by first class mail (postage prepaid) an instrument representing Gammon Lake Options to the last address of each former holder of Mexgold Options as registered in the books and records of Mexgold.

3.2             Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made effective after the Effective Time with respect to Gammon Lake Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate (which immediately prior to the Effective Time represented outstanding Mexgold Common Shares) and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.3, unless or until the holder of such certificate shall surrender such certificate in accordance with Section 3.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates, without interest:

(i)     the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Gammon Lake Common Shares to which such holder is entitled pursuant hereto;

(ii)    on the appropriate payment date, the amount of dividends or other distributions with record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, payable with respect to the Gammon Lake Common Shares.

3.3             No Fractional Shares or Options. No certificates or scrip representing fractional Gammon Lake Common Shares or Gammon Lake Options will be issued to former holders of Mexgold Common Shares or Mexgold Options and no dividend, stock split or other change in the capital structure of Gammon Lake shall relate to any such fractional security and such fractional interests shall not entitle the holder thereof to vote or to exercise any rights as a security holder of Gammon Lake. In the event that the consideration specified in Section 2.2 would otherwise result in a Mexgold Shareholder being entitled to a fractional Gammon Lake Common Share the number of Gammon Lake Common Shares issuable to such Mexgold Shareholder on the completion of the Arrangement will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number of Gammon Lake Common Shares. In the event that the consideration specified in Section 2.2 would otherwise result in a Mexgold Optionholder being entitled to a fractional Gammon Lake Option, such Mexgold Optionholder shall only receive that number of Gammon Lake Options as it is entitled to receive pursuant to Section 2.2 rounded down to the nearest whole Gammon Lake Option.

3.4             Lost Certificates. If any certificate which immediately prior to the Effective Time represented outstanding Mexgold Common Shares that were exchanged pursuant to Article 2 hereof, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a certificate representing Gammon Lake Common Shares payable in respect thereof. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Gammon Lake Common Shares to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary and Gammon Lake in such sum as Gammon Lake may reasonably direct or otherwise indemnify Gammon Lake, Mexgold and the Depositary in a manner satisfactory to them against any claim that may be made against Mexgold, Gammon Lake or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

3.5             Unclaimed Certificates. Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Mexgold Common Shares (other than Mexgold Common Shares beneficially owned, directly or indirectly, by Gammon Lake) that has not been surrendered with all other documents and instruments required by Article 3 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against Mexgold or Gammon Lake and the right of such holder to receive Gammon Lake Common Shares, shall be deemed to have been surrendered to Gammon Lake, together with all entitlements to dividends, distributions and any interest thereon held for such former holder, for no consideration.

3.6             Withholding Rights. Gammon Lake, Mexgold and the Depositary shall be entitled to deduct and withhold from any consideration payable to any holder of Mexgold Common Shares or Mexgold Options pursuant to Section 2.2 hereof, such amounts as Gammon Lake, Mexgold or the Depositary determines it is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of any other applicable federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 4
RIGHTS OF DISSENT

4.1             Dissenting Mexgold Shareholders. Mexgold Shareholders may exercise rights of dissent with respect to Mexgold Common Shares held by them pursuant to and in the manner set forth in section 185 of the OBCA in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order ("Dissent Rights") as if that section (as modified) was applicable to such registered holders of Mexgold common shares. Mexgold Shareholders who exercise such rights to dissent and who:

(a)   are ultimately entitled to be paid fair value for their Mexgold Common Shares in respect of which they dissent shall be deemed to have transferred such shares to Mexgold for cancellation on the Effective Date immediately following completion of the steps described in Section 2.2; or

(b)   are ultimately not entitled, for any reason, to be paid fair value for their Mexgold Common Shares in respect of which they dissent, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Mexgold Shareholder and shall be entitled to receive only the Gammon Lake Common Shares that such non-dissenting Mexgold Shareholders are entitled to receive, on the basis set forth in Section 2.2.

4.2             Holders. In no circumstances shall Mexgold, Gammon Lake or any other Person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of the Mexgold Common Shares in respect of which such Dissent Rights are sought to be exercised.

4.3             Recognition of Dissenting Shareholders. Neither Mexgold, Gammon Lake nor any other person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Mexgold Common Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of holders of Mexgold Common Shares maintained by or on behalf of Mexgold.

4.4             Dissent Right Availability. A registered holder is not entitled to exercise Dissent Rights with respect to Mexgold Common Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the Arrangement Resolution.

ARTICLE 5
GENERAL

5.1             Plan of Arrangement Amendment. Mexgold and Gammon Lake reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is: (i) agreed to by Gammon Lake and Mexgold pursuant to the Arrangement Agreement, (ii) filed with the Court and, if made following the Mexgold Meeting, approved by the Court, and (iii) communicated to the Mexgold Shareholders and Mexgold Optionholders if and as required by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Mexgold or Gammon Lake at any time prior to or at the Mexgold Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Mexgold Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Mexgold Meeting shall be effective only if it is consented to by Mexgold and Gammon Lake and if required by the Court, consented to by Mexgold Shareholders and Mexgold Optionholders voting in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by Gammon Lake and Mexgold following the Effective Date without the approval of the Mexgold Shareholders or Mexgold Optionholders, provided that it concerns a matter which, in the reasonable opinion of Gammon Lake and Mexgold, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Mexgold Shareholder or Mexgold Optionholder entitled to receive the consideration referred to in Section 1.2 hereof.

5.2             Paramountcy. From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all securities issued by Mexgold prior to the Effective Time, (ii) the rights and obligations of the Mexgold Shareholders, Mexgold Optionholders, in respect of their former Mexgold security holdings shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of Mexgold shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.3             Termination. At any time up until the time the Final Order is made, Gammon Lake and Mexgold may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the Mexgold Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Arrangement Agreement in accordance with its terms.

SCHEDULE C

VALUATION AND FAIRNESS OPINION

TD Securities Inc.
TD Tower
66 Wellington Street West, 8th Floor
Toronto, Ontario M5K 1A2

May 28, 2006

The Special Committee of the Board of Directors
Mexgold Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

To the Special Committee:

TD Securities Inc. ("TD Securities") understands that Mexgold Resources Inc. ("Mexgold", or the "Company") has entered into an agreement dated May 28, 2006, (the "Pre-Arrangement Agreement") with Gammon Lake Resources Inc. ("Gammon Lake") pursuant to which Gammon Lake proposes to acquire all of the outstanding common shares (the "Mexgold Common Shares") and options (the "Mexgold Options") other than Mexgold Common Shares held by Gammon Lake by way of a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario).

Pursuant to the Arrangement, holders of Mexgold Common Shares ("Mexgold Shareholders") will receive 0.47 of a Gammon Lake common share (the "Consideration") for each Mexgold Common Share held. Holders of Mexgold Options ("Mexgold Optionholders") will receive options ("Gammon Lake Options") to acquire a proportionate number of Gammon Lake common shares ("Gammon Lake Common Shares") at a proportionate price (in each case based on the exchange ratio of 0.47 Gammon Lake Common Shares for each Mexgold Common Share (the "Exchange Ratio"). The above description is summary in nature. The specific terms and conditions of the Arrangement are to be described in the arrangement agreement (the "Arrangement Agreement") which is to be entered into by Mexgold and Gammon Lake and in a management information circular (the "Management Information Circular") which is to be mailed to Mexgold Shareholders and Mexgold Optionholders in connection with the Arrangement.

TD Securities also understands that a special committee (the "Special Committee") of the board of directors (the "Board of Directors") of Mexgold who are independent of Gammon Lake has been constituted to consider the Arrangement and make recommendations thereon to the Board of Directors. The Special Committee has retained TD Securities to prepare and deliver to the Special Committee: (i) a formal valuation (the "Valuation") of the Mexgold Common Shares in accordance with the requirements of Ontario Securities Commission Rule 61-501 and its Companion Policy (collectively, the "Policies"); and (ii) an opinion (the "Fairness Opinion") regarding the fairness of the Consideration to be received by the Mexgold Shareholders other than Gammon Lake (the "Mexgold Minority Shareholders") in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES BY THE SPECIAL COMMITTEE

TD Securities was engaged by the Special Committee pursuant to an engagement agreement (the "Engagement Agreement") dated March 16, 2006. On May 28, 2006, at the request of the Special Committee, TD Securities orally delivered the Valuation and Fairness Opinion. This Valuation and Fairness Opinion provides the same opinions, in writing, as of May 28, 2006. The terms of the Engagement Agreement provide that TD Securities will receive a fee of $500,000 for its services and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, the Company has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to TD Securities is not contingent in whole or in part on the outcome of the Arrangement or on the conclusions reached in the Valuation or the Fairness Opinion.

Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Valuation and Fairness Opinion in the Management Information Circular, with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by the Company with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

The Valuation and Fairness Opinion are the opinions of TD Securities and their form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuation and Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "Association") but the Association has not been involved in the preparation or review of this Valuation and Fairness Opinion.

INDEPENDENCE OF TD SECURITIES

Neither TD Securities nor any of its affiliated entities is an associated or affiliated entity or issuer insider (as those terms are used in the Policies) of Mexgold, Gammon Lake or any other interested party (as that term is used in the Policies) (collectively, the "Interested Parties") in connection with the Arrangement. Except as financial advisor to the Special Committee, neither TD Securities nor any of its affiliated entities is an advisor to any of the Interested Parties with respect to the Arrangement.

TD Securities and its affiliated entities have not been engaged to provide any financial advisory services, nor have they acted as lead or co-lead manager on any offering of Mexgold Common Shares or Gammon Lake Common Shares or other securities of either Mexgold or Gammon Lake, or had a material financial interest in any transaction involving Mexgold, Gammon Lake or any Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the Valuation and Fairness Opinion.

The fees paid to TD Securities in connection with the Engagement Agreement do not give TD Securities any financial incentive in respect of the conclusions reached in the Valuation or the Fairness Opinion and TD Securities has no material financial interest in the completion of the Arrangement. No understandings

Member of TD Bank Financial Group

or agreements exist between TD Securities and Mexgold, Gammon Lake, or other Interested Parties with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Mexgold, Gammon Lake, or other Interested Parties. The Toronto-Dominion Bank, the parent company of TD Securities, may provide credit facilities or other banking services to Mexgold, Gammon Lake, or other Interested Parties from time to time in the ordinary course of business.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Mexgold, Gammon Lake, or other Interested Parties.

SCOPE OF REVIEW

In connection with the Valuation, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.     the Pre-Arrangement Agreement between Mexgold and Gammon Lake dated May 28, 2006, outlining the proposed terms of the Arrangement;

2.     audited financial statements of Mexgold as at and for the 8 months ended December 31, 2005 and as at and for the years ended April 30, 2003, 2004 and 2005, and of Gammon Lake as at and for the 5 months ended December 31, 2005, and as at and for the years ended July 31, 2003, 2004 and 2005;

3.     unaudited interim financial statements of Mexgold as at and for the three month period ended March 31, 2006, and of Gammon Lake as at and for the three month periods ended April 30, 2005, and March 31, 2006;

4.    annual reports, annual information forms, proxy statements and management information circulars, where available, of Mexgold and Gammon Lake for their most recent three fiscal years as outlined above;

5.    the technical report prepared by L. R. Kilpatrick Associates Inc. for the Special Committee of Mexgold dated April 28, 2006, titled "Technical Input For The Special Committee's Valuation of Mexgold Resources Inc.'s El Cubo and Guadalupe y Calvo Assets, Mexico" (the "LRK Report");

6.    unaudited projected operating and financial forecast models associated with the LRK Report for the years December 31, 2006, through December 31, 2025;

7.    the technical report prepared by Mintec, Inc. titled "Ocampo Deposit Mineral Resources & Reserves Technical Report - January 2006";

8.    the bankable feasibility study prepared by Kappes Cassiday & Associates titled "Ocampo, Chihuahua Underground & Surface Mines Mill and Heap Leach - Bankable Feasibility Study" regarding Gammon Lake's Ocampo project dated November 29, 2004;

Member of TD Bank Financial Group

9.     visits to Mexgold's El Cubo and Las Torres mines on April 25, 2006, and to Gammon Lake's Ocampo mine on May 9, 2006;

10.   unaudited projected operating and financial information for the major assets and liabilities of Mexgold and Gammon Lake for the remaining life of such assets and liabilities provided by management of Mexgold and Gammon Lake, as applicable;

11.   discussions with senior management of Mexgold and Gammon Lake with respect to the information referred to above and other issues deemed relevant;

12.   discussions with Mexgold's auditors and legal counsel, and with Gammon Lake's legal counsel;

13.   discussions with the Special Committee and legal counsel to the Special Committee;

14.   various research publications prepared by equity research analysts regarding the gold mining industry and public companies deemed relevant;

15.   public information relating to the business, operations, financial performance and stock trading history of Mexgold and Gammon Lake, and other selected public companies considered relevant;

16.   public information with respect to certain other transactions of a comparable nature considered relevant; and

17.  such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Mexgold or Gammon Lake to any information requested by TD Securities. As the auditors of Gammon Lake declined to meet with TD Securities prior to TD Securities delivering the Valuation and Fairness Opinion, TD Securities did not meet with the auditors of Gammon Lake and has assumed the accuracy and fair presentation of and has relied upon the audited financial statements of Gammon Lake and the reports of the auditors thereon.

PRIOR VALUATIONS

Mexgold and Gammon Lake have represented to TD Securities that there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties or assets owned by, or the securities of, Mexgold or Gammon Lake or any of their subsidiaries made in the preceding 24 months and in the possession or control of Mexgold or Gammon Lake other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to Mexgold or Gammon Lake which they do not have within their possession or control, notice of which has not been given to TD Securities.

GENERAL ASSUMPTIONS AND LIMITATIONS

With the Special Committee's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources, provided to it by or on behalf of Mexgold, provided to it by or on behalf of Gammon Lake, or otherwise obtained by TD Securities, including the certificates identified below (collectively, the "Information"). The Valuation and Fairness Opinion are conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment,

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and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which TD Securities has been advised are (or were at the time of preparation and continue to be), in the opinion of Mexgold or Gammon Lake, as applicable, reasonable in the circumstances.

Senior officers of Mexgold and Gammon Lake have represented to TD Securities in certificates dated May 28, 2006, among other things, that to the best of their knowledge, information and belief after due inquiry (i) Mexgold and Gammon Lake have no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Mexgold or Gammon Lake which would reasonably be expected to affect materially the Valuation and Fairness Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in (iv) below, the information, data and other material (collectively, the "Material") provided to TD Securities by or on behalf of Mexgold or Gammon Lake or their representatives in respect of Mexgold or Gammon Lake and their respective affiliates in connection with the Arrangement is or, in the case of historical Material was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Material not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Material identified in (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Mexgold or Gammon Lake and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Mexgold or Gammon Lake and no material change has occurred in the Material or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation and Fairness Opinion; (iv) any portions of the Material provided to TD Securities which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Mexgold or Gammon Lake, as applicable, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations, appraisals, geological, mine feasibility or other studies relating to Mexgold or Gammon Lake or any of their respective affiliates or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Mexgold or Gammon Lake other than those which have been provided to TD Securities or, in the case of valuations or appraisals known to Mexgold or Gammon Lake which they do not have within their possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Mexgold or Gammon Lake or any of their respective affiliates during the preceding 24 months which have not been disclosed to TD Securities; (vii) since the dates on which the Material was provided to TD Securities, no material transaction has been entered into by Mexgold or Gammon Lake or any of their respective affiliates; (viii) other than as disclosed in the Material, neither Mexgold nor Gammon Lake nor any of their respective affiliates have any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Arrangement, Mexgold or Gammon Lake or any of their respective affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Mexgold or Gammon Lake or their respective affiliates or the Arrangement; (ix) all financial material, documentation and other data concerning the Arrangement, Mexgold and Gammon Lake and their respective affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Mexgold or

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Gammon Lake, as applicable; (x) there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Arrangement, except as have been disclosed in complete detail to TD Securities; (xi) the contents of any and all documents prepared by Mexgold or Gammon Lake in connection with the Arrangement for filing with regulatory authorities or delivery or communication to securityholders of Mexgold or Gammon Lake (collectively, the "Disclosure Documents") have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws; (xii) there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the affairs of Mexgold or Gammon Lake which has not been disclosed to TD Securities.

In preparing the Valuation and Fairness Opinion, TD Securities has made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to TD Securities, conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities or third parties will be obtained, without adverse condition or qualification, the procedures being followed to implement the Arrangement are valid and effective, the Management Information Circular will be distributed to the Mexgold Shareholders and Mexgold Optionholders in accordance with all applicable laws, and the disclosure in the Management Information Circular will be accurate, in all material respects, and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Valuation and Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Mexgold, Gammon Lake or their respective affiliates. Among other things, TD Securities has assumed the accuracy, completeness and fair representation of and has relied upon the financial statements forming part of the Information. All financial figures in this Valuation and Fairness Opinion are in Canadian dollars unless otherwise stated.

The Valuation and Fairness Opinion have been provided for the use of the Special Committee and the Board of Directors and are not intended to be, and do not constitute, a recommendation that any Mexgold Shareholders or Mexgold Optionholders vote in favour of the Arrangement. The Valuation and Fairness Opinion may not be used by any other person or relied upon by any other person other than the Special Committee without the express prior written consent of TD Securities. The Valuation and Fairness Opinion do not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Mexgold, nor do they address the underlying business decision to implement the Arrangement. TD Securities expresses no opinion with respect to future trading prices of securities of Mexgold or Gammon Lake or the combined company. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of Mexgold Shareholders generally and did not consider the specific circumstances of any particular Mexgold Shareholder, including with regard to income tax considerations. The Valuation and Fairness Opinion are rendered as of May 28, 2006, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Mexgold and Gammon Lake and their respective subsidiaries and affiliates as they were reflected in the Information provided or otherwise available to TD Securities. Any changes therein may affect the Valuation and Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuation and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuation and Fairness Opinion after such date. In preparing the Valuation and Fairness Opinion, TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Mexgold Common Shares or other securities of Mexgold, or any business combination or other extraordinary transaction involving Mexgold, nor did TD Securities negotiate with any party in connection with any such transaction.

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The preparation of a valuation or fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuation and/or Fairness Opinion. Accordingly, this Valuation and Fairness Opinion should be read in its entirety.

OVERVIEW OF MEXGOLD

Mexgold is Nova Scotia based mining company engaged in the exploration, development, extraction and processing of gold and silver. Mexgold has three mining properties in Mexico and is currently focused on operating and developing them.

Mexgold holds a 100% interest in the El Cubo gold-silver mine in Guanajuato State, Mexico ("El Cubo") which consists of 58 exploitation and exploration concessions that cover approximately 8,000 hectares. The El Cubo mine operates as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. Mexgold has been producing gold and silver from the El Cubo mine since Mexgold acquired the mine in March 2004. In addition, Mexgold is conducting exploration activities in the area around the El Cubo mine in order to increase production within the current El Cubo mine and to expand the resource base in areas outside of the current mine area.

Mexgold operates the Las Torres gold-silver mine in Guanajuato State, Mexico ("Las Torres") pursuant to a lease agreement. The Las Torres mine complex is located immediately adjacent to El Cubo and consists of 50 exploitation concessions encompassing approximately 6,400 hectares and four working mines: Cedros, Peregrina, Apolo and Sirena. Mexgold has been producing gold and silver from the Peregrina mine since October 2005.

Mexgold reports production from Las Torres with production from El Cubo. Currently all ore from both locations is obtained from underground operations through conventional drill and blast methods and is processed through three milling facilities with a combined total capacity of 1,400 tonnes per day. Mexgold has additional milling capacity of 2,200 tonnes per day that is not currently in use. For purposes of the Valuation, these operations are collectively referred to as "Mexgold Underground". Mexgold also has a conceptual plan to mine lower grade near surface gold and silver mineralization from open pits and recover the gold and silver using conventional heap leach methods. The heap leach would also be used to process some lower grade ores extracted from underground. For purposes of the Valuation, this planned operation is referred to as "Mexgold Heap Leach".

Mexgold holds a 100% interest in the Guadalupe y Calvo gold-silver exploration project in Chihuahua, Mexico ("Guadalupe"). Guadalupe consists of four concessions totaling approximately 436 hectares. Mexgold has launched a 30,000 meter exploration drilling program at Guadalupe focused on upgrading and expanding the property's resources.

Mexgold also incurs certain corporate overhead expenses that are not allocated to the foregoing operations and the Company's Mexican subsidiaries are subject to a Mexican law that requires them to pay 10% of their after tax profits to employees as a profit sharing plan. For purposes of the Valuation, these expenses are referred to as "Other Corporate Overhead" and "Profit Sharing", respectively.

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Mineral Reserves and Resources

The following table summarizes Mexgold's mineral reserves and resources:

	Contained Metal		Gold
	Gold	Silver	Equivalent
	(mm oz)	(mm oz)	(mm oz)(1)
P&P Reserves
El Cubo	0.4	24.6	0.9
Las Torres	0.1	2.7	0.1
Total	0.5	27.4	1.0

M&I Resources (Inclusive)
El Cubo	0.5	26.0	0.9
Las Torres	0.2	5.3	0.3
Total	0.6	31.3	1.2

M&I Resources (Net of P&P)	0.2	3.9	0.2

Inferred Resources
El Cubo	0.7	35.2	1.3
Las Torres	0.0	0.9	0.1
El Cubo / Las Torres Open Pit	0.1	5.4	0.2
Guadalupe	1.1	45.5	1.9
Total	1.9	87.0	3.5

Grand Total	2.6	118.3	4.7

(1)	Converted based on an equivalence factor of 55 ounces of silver for 1 ounce of gold.

Historical Financial Information

The following table summarizes Mexgold's consolidated operating results for the fiscal years ended April 30, 2004 and 2005, the 8 months ended December 31, 2005, the last twelve months ("LTM") ended March 31, 2006 and the 3 months ended April 30, 2005, and March 31, 2006:

	Year	Year	8 Months	LTM	3 Months	3 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	Apr. 30,	Apr. 30,	Dec. 31,	Mar. 31,	Apr. 30,	Mar. 31,
	2004	2005	2005	2006	2005	2006
($ millions except per share amounts)
Revenue	$3.6	$21.9	$20.9	$35.0	$6.2	$12.1

EBITDA (1)	(0.8)	(0.1)	2.0	4.4	(1.4)	3.2

EBIT (2)	(1.8)	(4.4)	(2.3)	(1.4)	(1.9)	1.9
Net Income (Loss) Per Share
Basic	(0.09)	(0.10)	(0.02)	0.01	(0.04)	0.03

(1)	Earnings before interest, taxes, depreciation and amortization.
(2) Earnings before interest and taxes.

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The following table summarizes Mexgold's consolidated balance sheet as at December 31, 2005, and March 31, 2006:

	Dec. 31,	Mar. 31,
	2005	2006
($ millions)
Cash and Equivalents	$5.5	$4.1
Short Term Investments	7.4	31.1
Restricted Funds	1.2	1.2
Receivables	3.9	3.8
Prepaid Expenses	0.1	0.1
Inventory	1.9	2.1
Future Income Taxes	0.1	0.1
Mining Property, Plant and Equipment	51.7	53.3
Exploration and Deferred Exploration Expenditures	2.9	2.9
Total Assets	$74.7	$98.8
Accounts Payable and Accrued Liabilities	$3.2	$3.2
Advances from Related Parties	0.6	0.6
Current Portion of Long Term Debt	3.0	3.0
Long-Term Debt	4.1	3.6
Future Employee Benefits	2.8	2.7
Future Income Taxes	4.2	4.1
Shareholders' Equity	56.8	81.6
Total Liabilities and Shareholders' Equity	$74.7	$98.8

As at December 31, 2005, Mexgold had 51,373,901 Mexgold Common Shares outstanding, 9,671,000 Mexgold Options outstanding, and warrants to acquire 9,051,000 Mexgold Common Shares outstanding. As at March 31, 2006, Mexgold had 60,148,901 Mexgold Common Shares outstanding, 9,551,000 Mexgold Options outstanding, and warrants to acquire 396,000 Mexgold Common Shares outstanding.

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Mexgold Common Shares Trading Information

The Mexgold Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol MGR. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSXV:

	Closing Prices ($)		Volume
Period	High	Low	(millions)
January 2005	$2.74	$2.10	0.7
February 2005	2.75	2.37	1.0
March 2005	2.77	2.50	1.2
April 2005	3.20	2.54	2.2
May 2005	3.02	2.80	0.3
June 2005	2.89	2.75	0.7
July 2005	2.85	2.70	0.9
August 2005	2.97	2.54	1.0
September 2005	3.55	3.01	1.3
October 2005	3.60	3.45	0.9
November 2005	3.69	3.47	1.0
December 2005	4.90	3.60	4.3
January 2006	5.29	4.60	2.6
February 2006	6.25	5.46	1.9
March 2006	7.37	6.25	2.1
April 2006	7.50	6.60	1.6
May 1 to May 26, 2006	6.80	4.90	1.7
January 1, 2005, to May 26, 2006	$7.50	$2.10	25.0

The closing price of the Mexgold Common Shares on the TSXV on May 26, 2006, one trading day prior to announcement of the terms of the Arrangement, was $5.70.

OVERVIEW OF GAMMON LAKE

Gammon Lake is a Nova Scotia based mining company engaged in the exploration and development of gold and silver deposits in the State of Chihuahua, Mexico. Gammon Lake also currently owns approximately 23% of the issued and outstanding Mexgold Common Shares.

Gammon Lake owns the Ocampo gold-silver mine and exploration property ("Ocampo") which covers approximately 10,000 hectares and includes an operating underground and open pit mine. In general, higher grade ore from Ocampo's underground mine will be processed through milling facilities, while lower grade ore from Ocampo's open pit mines will be processed using conventional heap leach methods. For purposes of the Valuation, these operations are collectively referred to as "Ocampo Underground" and "Ocampo Heap Leach", respectively.

In February 2005, Gammon Lake assembled a mine development and operations team to bring the Ocampo project into production. Ground breaking for the construction of the open pit mines and two surface processing facilities began in early March 2005, with all underground and open pit mining equipment procured. Gammon Lake has indicated that the mill facilities for processing of the underground ore are under construction and the refinery portion of the mill has been completed, with

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construction of the remaining mill components proceeding as per the construction schedule. Once complete, the mill will have a capacity of 1,500 tonnes per day.

On February 1, 2006, Gammon Lake poured its first doré bars from Ocampo. As of May 7, 2006, 587,534 tonnes of ore had been placed on the heap leach pad. Gammon Lake is ramping up production and is currently stacking between 10,000 and 12,000 tonnes per day on the heap leach pad. Exploration and development work is ongoing to expand known mineral resources and identify new mineral resources.

Gammon Lake also incurs certain corporate overhead expenses that are not allocated to the foregoing operations. For purposes of the Valuation, these expenses are referred to as "Other Gammon Corporate Overhead".

Mineral Reserves and Resources

The following table summarizes Gammon Lake's mineral reserves and resources:

	Contained Metal		Gold
	Gold	Silver	Equivalent
	(mm oz)	(mm oz)	(mm oz)(1)
P&P Reserves
Ocampo Underground	0.6	27.8	1.1
Ocampo Open Pit	1.8	81.6	3.3
Total	2.4	109.5	4.4

M&I Resources (Inclusive)
Ocampo Underground	0.7	33.3	1.3
Ocampo Open Pit	2.2	100.0	4.0
Total	2.9	133.4	5.3

M&I Resources (Net of P&P)	0.5	23.9	1.0

Inferred Resources
Ocampo Underground	1.9	99.8	3.7
Ocampo Open Pit	1.1	62.1	2.2
Total	3.0	161.9	5.9

Grand Total	5.8	295.3	11.2

(1)	Converted based on an equivalence factor of 55 ounces of silver for 1 ounce of gold.

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Historical Financial Information

The following table summarizes Gammon Lake's consolidated operating results for the fiscal years ended July 31, 2004 and 2005, the 5 months ended December 31, 2005, the last twelve months ended March 31, 2006 and the 3 months ended March 31, 2005 and 2006.

	Year	Year	5 months	LTM	3 Months	3 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	Jul. 31,	Jul. 31,	Dec. 31,	Mar. 31,	Apr. 30,	Mar. 31,
	2004	2005	2005	2006	2005	2006
($ millions except per share amounts)
Revenue	$0.0	$0.0	$0.0	$2.1	$0.0	$2.1

EBITDA (1)	(5.5)	(19.1)	(11.6)	(20.4)	(2.3)	(4.8)

EBIT (2)	(5.6)	(19.6)	(12.2)	(22.1)	(2.4)	(5.6)
Net Income (Loss) Per Share
Basic	(0.13)	(0.29)	(0.16)	(0.28)	(0.03)	(0.07)

(1)	Earnings before interest, taxes, depreciation and amortization.
(2) Earnings before interest and taxes.

The following table summarizes Gammon Lake's consolidated balance sheet as at December 31, 2005 and March 31, 2006:

	Dec. 31,	Mar. 31,
	2005	2006
($ millions)
Cash and Cash Equivalents	$6.7	$1.2
Receivables	12.9	13.4
Pre-Paids and Deposits	0.3	0.4
Inventory	2.1	7.5
Deposits on Capital Equipment	1.8	0.3
Investments	10.6	18.4
Mining Interests and Capital Assets	224.6	257.4
Total Assets	$259.0	$298.6
Payables and Accruals	$10.5	$18.5
Current Portion of Long Term Debt and Capital Leases	24.9	34.2
Long-Term Debt and Capital Leases	21.2	39.0
Employee Future Benefits	0.3	0.3
Future Income Taxes	7.3	7.0
Shareholders' Equity	194.7	199.6
Total Liabilities and Shareholders' Equity	$259.0	$298.6

As at December 31, 2005, Gammon Lake had 76,370,224 Gammon Lake Common Shares outstanding, 9,032,000 Gammon Lake Options outstanding, and warrants to acquire 756,176 Gammon Lake Common Shares outstanding. As at March 31, 2006, Gammon Lake had 79,130,724 Gammon Lake Common Shares outstanding, 8,217,500 Gammon Lake Options outstanding, and warrants to acquire 756,176 Gammon Lake Common Shares outstanding.

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Gammon Lake Common Shares Trading Information

The Gammon Lake Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GAM, and on the American Stock Exchange (the "AMEX") under the symbol GRS. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX and AMEX:

		TSX			AMEX
	Closing Price (C$)		Volume	Closing Price (US$)		Volume
Period	High	Low	(millions)	High	Low	(millions)
January 2005	$6.46	$6.03	1.7	$5.35	$4.87	2.2
February 2005	7.10	6.12	5.6	5.74	4.93	2.0
March 2005	7.57	6.70	4.0	6.28	5.56	2.9
April 2005	8.60	7.25	6.4	6.96	5.92	3.5
May 2005	7.77	6.91	2.2	6.21	5.41	1.9
June 2005	8.72	7.51	6.1	7.07	6.06	1.9
July 2005	8.44	8.00	1.9	6.95	6.56	1.2
August 2005	9.17	8.44	2.5	7.65	6.93	3.0
September 2005	9.73	9.15	2.8	8.31	7.74	4.4
October 2005	9.57	8.60	3.7	8.20	7.27	3.5
November 2005	10.45	9.05	3.3	8.97	7.70	2.9
December 2005	13.98	10.64	11.7	12.01	9.19	6.7
January 2006	16.22	13.74	10.1	14.21	11.87	6.5
February 2006	19.18	15.85	12.2	16.75	13.74	10.9
March 2006	21.27	18.34	12.4	18.38	15.83	9.1
April 2006	20.90	16.41	11.5	17.80	14.72	6.9
May 1, 2006, to May 26, 2006	18.05	13.91	9.8	16.46	12.46	8.7
January 1, 2005, to May 26, 2006	$21.27	$6.03	108.2	$18.38	$4.87	78.3

The closing price of the Gammon Lake Common Shares on the TSX on May 26, 2006, one trading day prior to announcement of the terms of the Arrangement, was $14.20.

DEFINITION OF VALUE

TD Securities determined the fair market value of the Mexgold Common Shares as part of the Valuation. For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. In accordance with the Policies, TD Securities has made no downward adjustment to the fair market value of the Mexgold Common Shares to reflect the liquidity of the Mexgold Common Shares, the effect of the Arrangement, or the fact that the Mexgold Common Shares held by individual holders do not form part of a controlling interest. Values determined on the foregoing basis represent "en bloc" values, that is, values that an acquiror of 100% of the Mexgold Common Shares would be expected to pay in an open auction of the Company.

The Policies require that a formal valuation include a valuation of any non-cash consideration being offered as part of the transaction subject to the Policies, except in certain circumstances outlined in the Policies. TD Securities has therefore included a valuation of the Consideration as part of the Valuation. The Consideration of 0.47 of a Gammon Lake common share for each Mexgold Common Share is effectively a portion of a common share in the combined company formed by the business combination of

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Gammon Lake and Mexgold as a result of the Arrangement. Upon completion of the Arrangement, former Mexgold Shareholders are expected to own approximately 22% of the issued and outstanding common shares of the combined company. TD Securities believes that it is appropriate in the circumstances to determine the market trading value of the Consideration. The market trading value of the Consideration represents the anticipated settled trading value of the Consideration following implementation of the Arrangement and excludes the effect of changes in securities markets, interest rates, exchange rates, commodity prices, and economic, general business and financial conditions which generally influence the price of securities. Market trading values generally reflect minority discount values that are lower than en bloc values. The prohibitions in the Policies regarding downward adjustments to reflect liquidity, the effect of the Arrangement, or the fact that the securities being valued do not form part of a controlling interest described in the preceding paragraph apply only to the Mexgold Common Shares and do not apply to the valuation of the Consideration. However, TD Securities has determined the market trading value of the Consideration directly and has made no explicit downward adjustments for such effects.

APPROACH TO VALUE

The Valuation is based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Mexgold Common Shares and the range of market trading value of the Consideration. Fair market value of the Mexgold Common Shares and market trading value of the Consideration were analyzed on a going concern basis and were expressed as an amount per Mexgold Common Share.

VALUATION METHODOLOGIES

For purposes of determining the fair market value of the Mexgold Common Shares and the market trading value of the Consideration, TD Securities relied primarily upon four methodologies:

1. net asset value ("NAV") analysis;

2. discounted cash flow ("DCF") analysis;

3. comparable precedent transactions analysis; and

4. market trading multiples analysis.

TD Securities placed greatest emphasis on the NAV analysis. This approach involves attributing values to each of Mexgold and the combined company's assets and liabilities, as applicable, using assumptions and methodologies appropriate in each case and reflects the different risks, growth prospects and profitability of each major asset. As a result, NAV analysis is the fundamental method used to value mining assets and their associated liabilities which are, by their nature, each subject to a variety of unique factors. Precious metals mining companies generally trade at a multiple to their NAV (a "P/NAV Multiple") on an en bloc basis or on a market trading basis. Once the NAV of a mining company has been calculated, it can be adjusted to estimate either an en bloc value or a market trading value by applying an appropriate P/NAV Multiple. TD Securities has therefore used NAV analysis to estimate both the fair market value of the Mexgold Common Shares and the market trading value of the Consideration by selecting an appropriate P/NAV Multiple in each case as more particularly described below.

TD Securities utilized DCF analysis as a methodology to determine the value of certain assets of Mexgold and the combined company as part of its NAV analysis but did not consider it appropriate to apply such analysis on a total company basis to either Mexgold or the combined company.

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TD Securities utilized comparable precedent transactions analysis to determine the value of certain mining assets of Mexgold as part of its analysis of Mexgold's fair value. In addition, TD Securities applied comparable precedent transactions analysis to Mexgold on a segmented total company basis to estimate the fair market value of the Mexgold Common Shares. Because comparable precedent transactions analysis calculates an en bloc value, TD Securities did not utilize this methodology to estimate the market trading value of the Consideration.

TD Securities applied market trading multiples analysis to the combined company on a segmented total company basis to estimate the market trading value of the Consideration. TD Securities also reviewed whether a market trading multiples analysis applied to Mexgold on a total company basis might imply values which exceed the values calculated by the NAV analysis and the comparable precedent transactions analysis. Based on this review, TD Securities concluded that the market trading multiples analysis implied values that were generally below the values determined by the other two methodologies. Given the foregoing and the fact that market trading prices generally reflect minority discount values rather than en bloc values, TD Securities did not rely on this methodology in determining the fair market value of the Mexgold Common Shares.

Net Asset Value Analysis

The NAV approach involves separately considering each operating mine, development project, exploration opportunity, and financial or other assets and liabilities, including reclamation and closure costs, and the value of any unallocated corporate expenses whose individual values are estimated through the application of that methodology viewed as most appropriate in the circumstances. The NAV approach adopts a prospective view in regard to commodity prices and explicitly addresses the unique characteristics of each major asset and liability. The sum of total assets less total liabilities yields the NAV.

To value operating mines, development projects, and any unallocated corporate expenses, TD Securities relied primarily on a DCF analysis. Exploration assets were valued based on comparable precedent transactions analysis as there was insufficient information regarding the assets to make credible assumptions about future operations. Financial assets and liabilities were included in TD Securities' NAV analysis at their book value.

Discounted Cash Flow Analysis

The DCF approach calculates a value of an asset by taking into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the asset. The DCF approach requires that certain assumptions be made regarding, among other things, mine operating assumptions and future commodity prices to estimate the future unlevered free cash flows of the asset. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates used to discount the unlevered free cash flows to present values. The unlevered free cash flows and discount rates were considered on a real, constant dollar basis rather than on a nominal dollar basis.

As a basis for the development of the projected unlevered free cash flows, TD Securities reviewed unaudited projected operating and financial information for the assets and liabilities to which this methodology was applied for the remaining life of such assets and liabilities provided by management of Mexgold or Gammon Lake, as applicable (the "Management Forecasts"). TD Securities reviewed the relevant underlying assumptions including, but not limited to, ore tonnage mined and milled, ore grades, mining dilution factors, measured & indicated resource and inferred resource conversion factors, operating costs, capital expenditures and commodity prices. These assumptions were reviewed in comparison to sources considered relevant including detailed discussions with Mexgold and Gammon

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Lake's senior management. From this review TD Securities developed its own base case operating forecasts (the "TD Securities Operating Forecasts"), formed independently with the benefit of its understanding of the assumptions behind the Management Forecasts. TD Securities then applied two different commodity price scenarios to the operating forecasts to develop low case and high case projected unlevered after tax free cash flows (collectively, the "TD Securities Financial Forecasts"). The low case and high case commodity price scenarios were developed by TD Securities based on consideration of current spot and forward commodity prices and various research publications prepared by equity research analysts. The low case and high case unlevered after tax free cash flows were then discounted to a present value using appropriate discount rates selected by TD Securities.

Comparable Precedent Transactions Analysis

TD Securities identified and reviewed 8 recent comparable precedent transactions involving junior gold mining companies that were in production or near production at the time of the transaction, and 11 recent comparable precedent transactions involving gold mining companies that were in the exploration or development stage, which were pending or had been concluded and for which there was sufficient public information to derive valuation multiples. Ideally, comparable precedent transactions considered would be comparable in terms of geographic location, operating characteristics, growth prospects, risk profile and size. TD Securities considered enterprise value to ounces of gold equivalent resource to be the primary valuation multiple when applying the comparable precedent transactions methodology. Due to the significant growth projected for Mexgold and the combined company's underground and heap leach operations in the TD Securities Financial Forecasts and the early stage of development of Guadalupe, valuation multiples based on near term operational and financial metrics such as ounces of gold equivalent production, EBITDA, cash flow and earnings were not considered relevant. Based on TD Securities' review of the transactions identified, TD Securities selected appropriate enterprise value to ounces of gold equivalent resource multiples and applied them to the applicable ounces of gold equivalent resources for Mexgold and the combined company's underground and heap leach operations and Guadalupe to estimate values for these assets.

Market Trading Multiples Analysis

TD Securities identified and reviewed 20 publicly traded gold companies that are in production or near production as of the date hereof, 11 of which are categorized as intermediate gold producers and 9 of which are categorized as junior gold producers, and 13 publicly traded gold companies that are in the exploration or development stage and are categorized as emerging producers as of the date hereof, and derived market trading multiples for such companies. Ideally, the public companies considered would be comparable in terms of geographic location, operating characteristics, growth prospects, risk profile and size. TD Securities considered enterprise value to ounces of gold equivalent resource to be the primary valuation multiple when applying the market trading multiples methodology. Due to the significant growth projected for Mexgold and the combined company's underground and heap leach operations in the TD Securities Financial Forecasts and the early stage of development of Guadalupe, market trading multiples based on near term operational and financial metrics such as ounces of gold equivalent production, EBITDA, cash flow and earnings were not considered relevant. Based on TD Securities' review of the publicly traded companies identified, TD Securities selected appropriate enterprise value to ounces of gold equivalent resource multiples and applied them to the applicable ounces of gold equivalent resources of the combined company's underground and heap leach operations and Guadalupe to estimate a value for the Consideration.

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Benefits to a Purchaser of Acquiring 100% of the Mexgold Common Shares

TD Securities reviewed and considered whether any distinctive material value would accrue to Gammon Lake or any other purchaser through the acquisition of all of the Mexgold Common Shares. TD Securities concluded that there would be synergies available to Gammon Lake and to certain other mining industry participants that would potentially acquire 100% of the Mexgold Common Shares in order to achieve a business combination with Mexgold. Specifically, TD Securities considered synergies that might accrue as a result of: (i) savings of direct costs resulting from being a publicly-listed entity; (ii) savings of other corporate expenses including, but not limited to, senior management, legal, finance, and human resources expenses; and (iii) reduced operating costs and/or capital expenditures resulting from rationalizing such costs and expenditures between Mexgold's operations and the operations of the acquiror in the same geographic area. Based on discussions with management of Mexgold, TD Securities estimated the amount of synergies that would be achievable by Gammon Lake and the one-time costs required to achieve such synergies. TD Securities reflected such amounts in its valuation of the Consideration.

In assessing the amount of synergies to include in the valuation of the Mexgold Common Shares, TD Securities considered the amount of synergies that could be achieved by certain other mining industry participants that would potentially acquire 100% of the Mexgold Common Shares and the amount of synergies the successful acquiror (which might be Gammon Lake or one of the other mining industry participants) might pay for in an open auction of the Company. TD Securities believes that there are several other potential purchasers of Mexgold that could achieve synergies comparable in the aggregate to the synergies that could be achieved by Gammon Lake, although the specific source of the synergies would vary by potential purchaser. TD Securities concluded that the successful acquiror might pay for 50% of the synergies available to Gammon Lake and has therefore reflected 50% of the synergies available to Gammon Lake and 50% of the one-time costs required to achieve such synergies in its valuation of the Mexgold Common Shares. The following is a summary of 100% of the synergies achievable by Gammon Lake and the one-time costs required to achieve them that were reflected in the valuation of the Consideration together with the amount of such synergies and one-time costs that were reflected in the valuation of the Mexgold Common Shares:

	100% of Synergies Achievable by		Amount Reflected in the Valuation of
	Gammon Lake		the Mexgold Common Shares
Component	Annual Synergies	One-Time Costs	Annual Synergies	One-Time Costs
($ millions)
Publicly-Listed Entity Costs	$0.5		$0.3
Maintenance Costs	1.0		0.5
Exploration Expense	1.0		0.5
Total	$2.5	$0.5	$1.3	$0.3

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Summary of TD Securities Operating Forecast for Mexgold

The following is a summary of the TD Securities Operating Forecast for Mexgold (excluding Guadalupe) for the period from April 1 to December 31, 2006, for the years ending December 31, 2007, to December 31, 2010, and the total amounts for the remaining life of each asset. Additional detail regarding the TD Securities Operating Forecast is provided in Appendix A.

	Apr 1 to
	Dec. 31		Year Ending Dec. 31,				Life of
	2006F	2007F	2008F	2009F	2010F		Asset(1)
(thousands unless otherwise noted)
MXN/USD Exchange Rate	11.0)	11.4	11.6	11.8	12.1	...	11.4
Mexgold Underground
Tonnes Mined & Milled (000s)	350.5	467.3	467.3	467.3	467.3	...	7,975.8
Gold Production (000 oz)	37.3)	49.7	42.7	42.4	49.1	...	773.3
Silver Production (000 oz)	1,967.7)	2,355.9	2,784.3	2,275.6	2,503.2	...	40,440.8
Operating Cost per Tonne (US$)	42.8	41.5	41.0	39.7	38.7	...	40.6
Capital Expenditures (US$ millions)	5.4	3.3	3.1	2.9	2.9	...	63.0
Mexgold Heap Leach
Tonnes Mined & Stacked (000s)	0.0)	318.3	1,273.0	1,273.0	968.3	...	3,832.5
Gold Production (000 oz)	0.0)	20.5	60.6	57.6	43.8	...	182.5
Silver Production (000 oz)	0.0)	361.8	1,447.2	1,347.4	1,024.8	...	4,181.2
Operating Cost per Tonne (US$)	0.0)	10.4	10.4	10.2	2.9	...	8.3
Capital Expenditures (US$ millions)	15.5	7.6	0.6	0.6	0.0	...	24.3

(1) Reflects cumulative or average amounts as appropriate from April 1, 2006, until December 31, 2024 for Mexgold Underground and from
April 1, 2006, until December 31, 2011 for Mexgold Heap Leach.

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Summary of TD Securities Financial Forecast for Mexgold

The following is a summary of the TD Securities Financial Forecast for Mexgold (excluding Guadalupe) for the period from April 1 to December 31, 2006, for the years ending December 31, 2007, to December 31, 2010, and the total amounts for the remaining life of each asset and liability. Additional detail regarding the TD Securities Financial Forecast is provided in Appendix A.

		Apr 1
		to Dec.		Year Ending Dec. 31,				Life of
		2006F	2007F	2008F	2009F	2010F		Asset(1)
(US$ millions unless otherwise noted)
High Case
Gold Price (US$/oz)	.	625	675	700	625	575	...	537
Silver Price (US$/oz)		12.00	13.50	12.50	11.50	10.00	...	9.76
Unlevered After Tax Free Cash Flow
Mexgold Underground	.	18.3	27.9	30.6	26.9	20.4	...	318.7
Mexgold Heap Leach	.	(15.5)	3.1	31.5	28.3	24.5	...	74.3
Profit Sharing	.	(1.9)	(3.3)	(5.5)	(4.4)	(3.5)	...	(33.5)
Other Corporate Overhead	.	(1.1)	(1.0)	(1.0)	(1.0)	(1.0)	...	(19.3)
Low Case
Gold Price (US$/oz)		600	625	575	525	500	...	499
Silver Price (US$/oz)	.	11.50	12.25	11.00	9.75	9.25	...	9.09
Unlevered After Tax Free Cash Flow
Mexgold Underground	.	17.1	24.5	24.3	20.6	16.8	...	277.9
Mexgold Heap Leach	.	(15.5)	2.1	25.2	22.4	21.3	...	57.6
Profit Sharing		(1.7)	(2.9)	(4.2)	(3.2)	(2.9)		(27.2)
Other Corporate Overhead	.	(1.1)	(1.0)	(1.0)	(1.0)	(1.0)	...	(19.3)

(1) Reflects cumulative or average amounts as appropriate from April 1, 2006, until December 31, 2024 for Mexgold Underground and from
April 1, 2006, until December 31, 2011 for Mexgold Heap Leach.

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Summary of TD Securities Operating Forecast for Ocampo

The following is a summary of the TD Securities Operating Forecast for Ocampo for the period from April 1 to December 31, 2006, for the years ending December 31, 2007, to December 31, 2010, and the total amounts for the remaining life of each asset. Additional detail regarding the TD Securities Operating Forecast is provided in Appendix A.

	Apr 1 to
	Dec. 31		Year Ending Dec. 31,				Life of
	2006F	2007F	2008F	2009F	2010F		Asset(1)
(thousands unless otherwise noted)
MXN/USD Exchange Rate	11.0)	11.4	11.6	11.8	12.1	...	11.4
Ocampo Underground
Tonnes Mined & Milled (000s)	195.0	540.0	540.0	540.0	540.0	...	13,244.4
Gold Production (000 oz)	26.4	71.2	75.0	80.5	84.5	...	1,578.5
Silver Production (000 oz)	1,597.6	3,971.9	3,778.2	3,826.6	3,939.7	...	78,447.3
Operating Cost per Tonne (US$)	32.7	31.6	31.0	30.5	29.8	...	31.6
Capital Expenditures (US$ millions)	17.2	7.9	8.0	8.5	8.5	...	202.0
Ocampo Heap Leach
Tonnes Mined & Stacked (000s)	3,260.0)	4,550.0	4,550.0	4,550.0	4,550.0	...	88,197.9
Gold Production (000 oz)	140.6	129.8	120.9	118.4	137.5	...	2,344.4
Silver Production (000 oz)	3,577.9	3,923.4	4,299.4	3,764.4	3,931.8	...	94,280.8
Operating Cost per Tonne (US$)	6.9)	6.7	6.6	6.5	5.6	...	6.1
Capital Expenditures (US$ millions)	16.9	2.6	2.6	2.6	2.6	...	69.5

(1) Reflects cumulative or average amounts as appropriate from April 1, 2006, until December 31, 2032 for Ocampo Underground and Ocampo
Heap Leach.

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Summary of TD Securities Financial Forecast for Ocampo

The following is a summary of the TD Securities Financial Forecast for Ocampo for the period from April 1 to December 31, 2006, for the years ending December 31, 2007, to December 31, 2010, and the total amounts for the remaining life of each asset and liability. Additional detail regarding the TD Securities Financial Forecast is provided in Appendix A.

	Apr 1
	to Dec.		Year Ending Dec. 31,				Life of
	2006F	2007F	2008F	2009F	2010F		Asset(1)
(US$ millions unless otherwise noted)
High Case
Gold Price (US$/oz)	625	675	700	625	575	...	526
Silver Price (US$/oz)	12.00	13.50	12.50	11.50	10.00	...	9.54
Unlevered After Tax Free Cash Flow
Ocampo Underground	(24.2)	61.5	59.6	54.9	49.9	...	713.9
Ocampo Heap Leach	73.1	82.6	77.0	63.3	64.9	...	1,145.2
Other Gammon Corporate Overhead(2)	(0.8)	(0.5)	(0.5)	(0.5)	(0.5)	...	(14.5)
Low Case
Gold Price (US$/oz)	600	625	575	525	500	...	492
Silver Price (US$/oz)	11.50	12.25	11.00	9.75	9.25	...	8.92
Unlevered After Tax Free Cash Flow
Ocampo Underground	(24.9)	55.9	49.4	44.3	42.9	...	634.9
Ocampo Heap Leach	68.4	75.9	62.5	50.0	55.2	...	1,038.5
Other Gammon Corporate Overhead(2)	(0.8)	(0.5)	(0.5)	(0.5)	(0.5)	...	(14.5)

(1) Reflects cumulative or average amounts as appropriate from April 1, 2006, until December 31, 2032 for Ocampo Underground and Ocampo
Heap Leach.
(2) Includes 50% of identified synergies to account for amounts not attributed to Mexgold.

VALUATION OF THE MEXGOLD COMMON SHARES

Net Asset Value Analysis

TD Securities' NAV analysis of the Mexgold Common Shares is discussed below broken down into 4 key components:

1. operating mines, development projects, and unallocated corporate expenses that were valued based on DCF analysis;

2. financial assets and liabilities that were included in the NAV analysis at book value;

3. P/NAV Multiple; and

4. exploration assets that were valued based on comparable precedent transactions analysis.

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Operating Mines, Development Projects, and Unallocated Corporate Expenses

TD Securities relied primarily on a DCF analysis to value Mexgold's operating mines, development projects, and unallocated corporate expenses. Projected unlevered after tax real free cash flows were developed using the TD Securities Financial Forecast high case and low case commodity price scenarios for the following assets and liabilities of Mexgold: Mexgold Underground, Mexgold Heap Leach, Profit Sharing, and Other Corporate Overhead. The cash flows for all assets and liabilities except Mexgold Heap Leach were discounted to a present value at a real discount rate of 5.0%. TD Securities believes that this rate is appropriate to reflect the risks associated with such assets and liabilities and is consistent with rates used by financial analysts and industry participants in evaluating comparable assets and liabilities. To reflect the preliminary nature of the Mexgold Heap Leach open pit operating assumptions and the higher risks associated with this project, TD Securities selected a discount rate of 7.0% for this asset.

The following is a summary of TD Securities' DCF analysis of Mexgold's operating mines, development projects, and unallocated corporate expenses:

	Discount		Value
Major Asset	Rate	Low	High
(US$ millions unless otherwise noted)
Mexgold Underground	5%	$189.6	$219.1
Mexgold Heap Leach	7%	42.1	55.3
Profit Sharing	5%	(20.0)	(24.7)
Other Corporate Overhead	5%	(9.9)	(9.9)
Total Operating Mines,
Development Projects and
Corporate Expenses (US$ millions)		$201.8	$239.8
Total Operating Mines,
Development Projects and
Corporate Expenses (C$ millions)(1)		$223.4	$265.4

(1) Converted at 1.1069 C$/US$.

TD Securities utilized the foregoing values in the NAV analysis of the Mexgold Common Shares. To illustrate the effects of variations in key assumptions, TD Securities also performed a sensitivity analysis as outlined below:

		Impact on	Impact on Value
Variable	Sensitivity	NAV(1)	per Share(2)
($ millions except per share amounts)
Discount Rate	+ 0.5%	- $7.6	- $0.14
	- 0.5%	+ $7.5	+ $0.13
Gold Price	+/- 10.0%	+/- $24.7	+/- $0.44
Silver Price	+/- 10.0%	+/- $20.1	+/- $0.36

(1) Impact on aggregate value of Mexgold's operating mines, development projects and corporate expenses calculated with respect to the midpoint of the value range.
(2) Impact on value of the Mexgold Common Shares estimated through the NAV analysis calculated with respect to the mid-point of the NAV value range utilizing the mid-point P/NAV Multiple.

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Financial Assets and Liabilities

TD Securities included Mexgold's financial assets and liabilities in the NAV analysis at their book value as at March 31, 2006. Mexgold's financial assets and liabilities include cash and equivalents (including cash from the assumed exercise of options and warrants), short term investments, advances from related parties, long term debt, and future employee benefits. The following is a summary of Mexgold's financial assets and liabilities that were included in the NAV analysis:

Value
($ millions unless otherwise noted)
Financial Assets
Cash	$4.1
Cash from Exercise of Options & Warrants	19.3
Short Term Investments	31.1
Total Financial Assets	$54.5

Financial Liabilities
Advances from Related Parties	$(0.6)
Long Term Debt	(6.6)
Future Employee Benefits	(2.7)
Total Financial Liabilities	$(9.9)

Total Financial Assets and Liabilities	$44.7

Price to NAV Multiple

The sum of the values of Mexgold's operating mines, development projects, unallocated corporate expenses, and financial assets and liabilities yields the NAV of Mexgold, excluding the Company's exploration assets (Guadalupe). In order to develop an en bloc value of the Mexgold Common Shares, TD Securities selected a P/NAV multiple range consistent with an en bloc analysis and applied it to the NAV of Mexgold, excluding Guadalupe. The P/NAV multiple range selected by TD Securities was based primarily on a review of the P/NAV multiples paid in the precedent transactions involving junior gold mining companies that were in production or near production at the time of the transaction that were reviewed by TD Securities and summarized in Appendix B.

Exploration Assets

TD Securities utilized comparable precedent transactions analysis to value Mexgold's Guadalupe gold-silver exploration project. The comparable precedent transactions involving gold companies and assets in the exploration or development phase which were identified and reviewed by TD Securities are summarized in Appendix C. The process of analyzing valuation multiples implied by comparable precedent transactions and applying these valuation multiples to Guadalupe involved certain judgments concerning the financial and operating characteristics of the companies and assets acquired in these transactions compared to Guadalupe. Given differences in the resource mix, deposit type, geographic location, and development risks inherent in the comparable precedent transactions identified, TD Securities did not consider any specific precedent transactions to be directly comparable to Guadalupe. However, based on a review of the financial and operating characteristics of the target entities compared to Guadalupe, TD Securities selected an appropriate enterprise value to gold equivalent ounce multiple range and applied this range to the gold equivalent ounces of resource identified for Guadalupe.

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The following is a summary of TD Securities' comparable precedent transactions analysis of Guadalupe:

	Au Eq.	Selected Multiple Range (US$)		Value (US$ millions)
Value Driver	(mm oz)	Low	High	Low	High
EV/oz. Au. Eq	1.9	$55/oz	$70/oz	$104.8	$133.4

Summary of NAV Analysis

The following table summarizes TD Securities' NAV analysis of the Mexgold Common Shares:

	Value
	Low	High
($ millions unless otherwise noted)
Total Operating Mines, Development Projects and
Corporate Expenses	$223.4	$265.4
Net Financial Assets and Liabilities	44.7	44.7
NAV (Excluding Guadalupe)	$268.1	$310.1
Selected P/NAV Multiple	1.2x	1.3x
Implied Value Excluding Guadalupe	$321.7	$403.1
Guadalupe(1)	116.2	147.2
Implied Equity Value	$437.9	$550.3
Fully Diluted Shares Outstanding	70.0	70.0
Implied Value per Mexgold Common Share ($)	$6.25	$7.86

(1) Converted at 1.1069 C$/US$.

Comparable Precedent Transactions Analysis

TD Securities also utilized comparable precedent transactions analysis on a segmented total company basis to estimate the value the Mexgold Common Shares. Given the different stage of development of the Mexgold Underground and Mexgold Heap Leach assets compared to the Company's Guadalupe exploration project, TD Securities valued such assets separately.

The comparable precedent transactions involving junior gold companies and assets that were in production or near production at the time of the transaction which were identified and reviewed by TD Securities are summarized in Appendix B. The process of analyzing valuation multiples implied by comparable precedent transactions and applying these valuation multiples to the Mexgold Underground and Mexgold Heap Leach assets involved certain judgments concerning the financial and operating characteristics of the companies and assets acquired in these transactions compared to the Mexgold Underground and Mexgold Heap Leach assets. Given differences in the resource mix, deposit type, geographic location, and development risks inherent in the comparable precedent transactions identified, TD Securities did not consider any specific precedent transactions to be directly comparable to the Mexgold Underground and Mexgold Heap Leach assets. However, based on a review of the financial and operating characteristics of the target entities compared to Mexgold Underground and Mexgold Heap Leach, TD Securities selected an appropriate enterprise value to gold equivalent ounce multiple range and applied this range to the gold equivalent ounces of resource identified for each of Mexgold Underground and Mexgold Heap Leach.

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TD Securities utilized the same value range for Guadalupe determined above as part of the NAV analysis of the Mexgold Common Shares. The following is a summary of TD Securities' comparable precedent transactions analysis of the Mexgold Common Shares:

		Selected Multiple
	Au Eq.	Range (US$)		Value ($ millions)
Value Driver	(mm oz)	Low	High	Low	High
Mexgold Underground and
Heap Leach (US$)	2.8	$100/oz	$130/oz	$282.1	$366.7
Guadalupe (US$)	1.9	$55/oz	$70/oz	104.8	133.4
Enterprise Value (US$)				$386.9	$500.1
Enterprise Value (C$)(1)				$428.3	$553.6
Net Financial Assets and Liabilities				44.7	44.7
Implied Equity Value				$473.0	$598.3
Fully Diluted Shares Outstanding				70.0	70.0
Implied Value per Mexgold Common Share (C$)				$6.76	$8.55

(1) Converted at 1.1069 C$/US$.

Valuation Summary

The following is a summary of the range of values of the Mexgold Common Shares resulting from the NAV analysis and the comparable precedent transactions analysis undertaken by TD Securities:

	Value per Mexgold
	Common Share
	Low	High
NAV Analysis	$6.25	$7.86
Comparable Precedent Transactions Analysis	6.76	8.55

In determining the fair market value of the Mexgold Common Shares, TD Securities placed greater emphasis on the NAV analysis than on the comparable precedent transactions analysis.

Valuation Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of May 28, 2006, the fair market value of a Mexgold Common Share is in the range of $6.50 to $8.00.

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VALUATION OF THE CONSIDERATION

Net Asset Value Analysis

TD Securities' NAV analysis of the Consideration is discussed below broken down into 4 key components:

1. operating mines, development projects, and unallocated corporate expenses that were valued based on DCF analysis;

2. financial assets and liabilities that were included in the NAV analysis at book value (including Mexgold's financial assets and liabilities);

3. P/NAV Multiple; and

4. exploration assets that were valued based on market trading multiples analysis.

As the methodology used in valuing Mexgold's assets has been discussed above, the valuation of the Consideration will focus on the incremental analysis of Gammon Lake's assets.

Operating Mines, Development Projects, and Unallocated Corporate Expenses

TD Securities relied primarily on a DCF analysis to value Gammon Lake's operating mines, development projects, and unallocated corporate expenses. Projected unlevered after tax real free cash flows were developed using the TD Securities Financial Forecast high case and low case commodity price scenarios for the following assets and liabilities of Gammon Lake: Ocampo Underground, Ocampo Heap Leach, and Other Gammon Corporate Overhead. The cash flows for all assets and liabilities were discounted to a present value at a real discount rate of 5.0%. TD Securities believes that this rate is appropriate to reflect the risks associated with such assets and liabilities and is consistent with rates used by financial analysts and industry participants in evaluating comparable assets and liabilities.

The following is a summary of TD Securities' DCF analysis of Gammon Lake's operating mines, development projects, and unallocated corporate expense. TD Securities utilized these values in the NAV analysis of the Consideration in addition to the previously determined DCF values for Mexgold's assets and liabilities.

	Discount	Value
Major Asset	Rate	Low	High
(US$ millions unless otherwise noted)
Ocampo Underground	5%	$397.3	$448.6
Ocampo Heap Leach	5%	682.3	756.5
Other Gammon Corporate Overhead	5%	(8.1)	(8.1)
Gammon Lake Operating Mines, Development Projects
and Corporate Expenses (US$ millions)		$1,071.5	$1,197.0
Gammon Lake Operating Mines, Development Projects
and Corporate Expenses (C$ millions)(1)		$1,186.0	$1,325.0
Mexgold Operating Mines, Development Projects and
Corporate Expenses (C$ millions)		223.4	265.4
Total Operating Mines, Development Projects and
Corporate Expenses (C$ millions)		$1,409.4	$1,590.4

(1) Converted at 1.1069 C$/US$.

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To illustrate the effects of variations in key assumptions, TD Securities also performed a sensitivity analysis as outlined below:

		Impact on	Impact on Value
Variable	Sensitivity	NAV(1)	per Share(2)
($ millions except per share amounts)
Discount Rate	+ 0.5%	- $30.1	- $0.13
	- 0.5%	+ $31.6	+ $0.14
Gold Price	+/- 10.0%	+/- $71.4	+/- $0.32
Silver Price	+/- 10.0%	+/- $56.1	+/- $0.25

(1) Impact on aggregate value of Mexgold's and Gammon Lake's operating mines, development projects and corporate expenses calculated with respect to the mid-point of the value range.
(2) Impact on value of the Consideration estimated through the NAV analysis calculated with respect to the mid-point of the NAV value range utilizing the mid-point P/NAV Multiple.

Financial Assets and Liabilities

TD Securities included Gammon Lake's and Mexgold's financial assets and liabilities in the NAV analysis at their book value as at March 31, 2006. Gammon Lake's and Mexgold's financial assets and liabilities include cash and equivalents (including cash from the assumed exercise of options and warrants), short term investments, advances from or to related parties, long term debt, and future employee benefits. The following is a summary of Gammon Lake's and Mexgold's financial assets and liabilities which were included in the NAV analysis:

Value
($ millions unless otherwise noted)
Financial Assets
Cash	$1.2
Cash from Exercise of Options & Warrants	69.1
Due from Related Parties(1)	0.6
Total Financial Assets	$70.9

Financial Liabilities
Long Term Debt	$(73.2)
Future Employee Benefits	(0.3)
Total Financial Liabilities	$(73.5)

Mexgold Financial Assets and Liabilities	$44.7

Total Financial Assets and Liabilities	$42.1

(1) Offsets Mexgold's advances from related parties liability.

Price to NAV Multiple

The sum of the values of Gammon Lake's and Mexgold's operating mines, development projects, unallocated corporate expenses, and financial assets and liabilities yields the NAV of the combined company, excluding Mexgold's exploration assets (Guadalupe). In order to develop a market traded value of the combined company, TD Securities selected a P/NAV multiple range consistent with a market trading analysis and applied it to the NAV of the combined company, excluding Guadalupe. The P/NAV multiple range selected by TD Securities was based primarily on a review of the market trading P/NAV multiples of the intermediate and junior gold producers that were reviewed by TD Securities and summarized in Appendix D.

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Exploration Assets

TD Securities utilized market trading multiples analysis to value Mexgold's Guadalupe gold-silver exploration project on a market trading basis. The market trading multiples of the emerging producer public gold companies which were identified and reviewed by TD Securities are summarized in Appendix D. The process of analyzing valuation multiples implied by comparable public companies and applying these valuation multiples to Guadalupe involved certain judgments concerning the financial and operating characteristics of the companies compared to Guadalupe. Given differences in the resource mix, deposit type, geographic location, and development risks inherent in the comparable companies identified, TD Securities did not consider any specific companies to be directly comparable to Guadalupe. However, based on a review of the financial and operating characteristics of the companies considered compared to Guadalupe, TD Securities selected an appropriate enterprise value to gold equivalent ounce multiple range and applied this range to the gold equivalent ounces of resource identified for Guadalupe. The following is a summary of TD Securities' market trading multiples analysis of Guadalupe:

	Au Eq.	Selected Multiple Range (US$)		Value (US$ millions)
Value Driver	(mm oz)	Low	High	Low	High
EV/oz. Au. Eq	1.9	$45/oz	$60/oz	$85.7	$114.3

Summary of NAV Analysis

The following table summarizes TD Securities' NAV analysis of the Consideration:

	Value
	Low	High
($ millions unless otherwise noted)
Total Operating Mines, Development Projects and
Corporate Expenses	$1,409.4	$1,590.4
Net Financial Assets and Liabilities	42.1	42.1
NAV (Excluding Guadalupe)	$1,451.5	$1,632.5
Selected P/NAV Multiple	1.0x	1.2x
Implied Value Excluding Guadalupe	$1,451.5	$1,959.0
Guadalupe(1)	85.7	114.3
Implied Equity Value	$1,537.2	$2,073.3
Fully Diluted Shares Outstanding(2)	113.8	113.8
Implied Equity Value per Share ($)	$13.51	$18.22
Exchange Ratio	0.47	0.47
Implied Value of the Consideration ($)	$6.35	$8.56

(1) Converted at 1.1069 C$/US$.
(2) Gammon Lake fully diluted shares outstanding plus Mexgold fully diluted shares outstanding multiplied by the Exchange Ratio of 0.47.

Market Trading Multiples Analysis

TD Securities also utilized market trading multiples analysis on a segmented total company basis to estimate the value the Consideration. Given the different stage of development of the Ocampo Underground, Ocampo Heap Leach, Mexgold Underground and Mexgold Heap Leach assets compared to Mexgold's Guadalupe exploration project, TD Securities valued such assets separately.

The market trading multiples of public companies which are junior or intermediate gold producers which were identified and reviewed by TD Securities are summarized in Appendix D. The process of analyzing valuation multiples implied by comparable public companies and applying these valuation multiples to

Member of TD Bank Financial Group

the Ocampo Underground, Ocampo Heap Leach, Mexgold Underground and Mexgold Heap Leach assets involved certain judgments concerning the financial and operating characteristics of the companies compared to the Ocampo Underground, Ocampo Heap Leach, Mexgold Underground and Mexgold Heap Leach assets. Given differences in the resource mix, deposit type, geographic location, and development risks inherent in the comparable companies identified, TD Securities did not consider any specific companies to be directly comparable to the Ocampo Underground, Ocampo Heap Leach, Mexgold Underground and Mexgold Heap Leach assets. However, based on a review of the financial and operating characteristics of the comparable companies compared to Ocampo Underground, Ocampo Heap Leach, Mexgold Underground and Mexgold Heap Leach, TD Securities selected an appropriate enterprise value to gold equivalent ounce multiple range and applied this range to the gold equivalent ounces of resource identified for Ocampo Underground, Ocampo Heap Leach, Mexgold Underground and Mexgold Heap Leach.

TD Securities utilized the same value range for Guadalupe determined above as part of the NAV analysis of the Consideration. The following is a summary of TD Securities' market trading multiples analysis of the Consideration:

		Selected Multiple		Value
	Au Eq.	Range (US$)		($ millions)
Value Driver	(mm oz)	Low	High	Low	High
Ocampo Underground, Ocampo Heap Leach, Mexgold
Underground and Mexgold Heap Leach (US$)	14.0	$100/oz	$120/oz	$1,402.0	$1,682.4
Guadalupe (US$)	1.9	$45/oz	$60/oz	85.7	114.3
Enterprise Value (US$)				$1,487.7	$1,796.7
Enterprise Value (C$)(1)				$1,646.7	$1,988.8
Net Financial Assets and Liabilities				42.1	42.1
Implied Equity Value				$1,688.8	$2,030.9
Fully Diluted Shares Outstanding(2)				113.8	113.8
Implied Equity Value per Share ($)				$14.84	$17.85
Exchange Ratio				0.47	0.47
Implied Value of the Consideration ($)				$6.97	$8.39

(1) Converted at 1.1069 C$/US$.
(2) Gammon Lake fully diluted shares outstanding plus Mexgold fully diluted shares outstanding multiplied by the Exchange Ratio of 0.47.

Valuation Summary

The following is a summary of the range of values of the Consideration resulting from the NAV analysis and the market trading multiples analysis undertaken by TD Securities:

	Value per Mexgold
	Common Share
	Low	High
NAV Analysis	$6.35	$8.56
Comparable Company Trading Multiple Analysis	6.97	8.39

In determining the market trading value of the Consideration, TD Securities placed greater emphasis on the NAV analysis than on the market trading multiples analysis.

Valuation of the Consideration Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of May 28, 2006, the market trading value of the Consideration is in the range of $6.75 to $8.25 per Mexgold Common Share.

Member of TD Bank Financial Group

FAIRNESS OPINION

Approach to Fairness

In considering the fairness of the Consideration to be received by the Mexgold Minority Shareholders in connection with the Arrangement, TD Securities principally considered and relied upon:

(a)    a comparison of the market trading value of the Consideration to the fair market value of the Mexgold Common Shares as determined in the Valuation;

(b)  a comparison of the premiums implied by the Consideration to the trading prices of the Mexgold Common Shares prior to announcement of the Arrangement to the premiums implied by selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions; and

(c)   a comparison of the premiums implied by the Exchange Ratio to the trading exchange ratio of the Mexgold Common Shares and the Gammon Lake Common Shares prior to announcement of the Arrangement to the premiums implied by selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions.

Comparison of Values Determined in the Valuation

The fair market value of a Mexgold Common Share was determined to be in the range of $6.50 to $8.00 in the Valuation. The market trading value of the Consideration was determined to be in the range of $6.75 to $8.25 per Mexgold Common Share in the Valuation. TD Securities believes that when comparing the value of the Consideration to the value of the Mexgold Common Shares it is important to recognize that one significant assumption that contributed to the development of the range of values in each case was the use of low case and high case commodity price scenarios as part of the NAV analysis of the Mexgold Common Shares and of the Consideration. Any comparison of values should be done on the basis of a consistent commodity price forecast. As such, it would be inappropriate to compare the high end of the market trading value range of the Consideration to the low end of the fair market value range of the Mexgold Common Shares and vice versa. TD Securities noted, however, that the low end of the market trading value range of the Consideration exceeded the low end of the fair market value range of the Mexgold Common Shares, and that the high end of the market trading value range of the Consideration exceeded the high end of the fair market value range of the Mexgold Common Shares.

Analysis of Premiums Based on the Value of the Consideration

TD Securities calculated the premiums implied by the market trading value of the Consideration determined in the Valuation to the trading prices of the Mexgold Common Shares prior to announcement of the Arrangement and compared such premiums to the premiums implied by selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions. TD Securities considered premiums calculated based on the following periods: (i) closing price one day prior to the announcement, (ii) closing price one week prior to announcement, and (iii) closing price four weeks prior to announcement.

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The following is a summary of the premiums implied by the selected precedent transactions involving gold mining companies and the selected acquisition of remaining interest transactions compared to the premiums implied by the market trading value of the consideration:

		Premium
	1 Day	1 Week	4 Weeks
Precedent Transactions Involving Gold Mining Companies(1)
Low	3.4%	1.6%	2.9%
Median	29.7%	36.7%	37.5%
High	44.3%	56.9%	92.2%
Average	27.3%	33.5%	42.3%

Acquisition of Remaining Interest Transactions(2)
Low	2.6%	1.8%	1.7%
Median	26.2%	27.3%	29.3%
High	60.3%	83.6%	55.2%
Average	27.0%	30.2%	27.9%

Premiums Implied by the Market Trading Value of the Consideration
Low - $6.75	18.4%	22.7%	(1.6%)
Mid-Point - $7.50	31.6%	36.4%	9.3%
High - $8.25	44.7%	50.0%	20.3%

(1)	Based on 18 precedent transactions since January 1, 2004, identified by TD Securities in which a public gold mining company was acquired where the equity value of the target was greater than US$20 million.
(2)	Based on 28 precedent transactions since January 1, 2000, identified by TD Securities in which an acquirer owning at least 10% of a target successfully acquired the remaining interest in the target held by public shareholders and where the value of the remaining interest acquired was greater than $20 million.

The range of premiums identified in the 46 transactions considered is very wide. Although each transaction has its own particular circumstances and TD Securities did not consider any specific transactions to be directly comparable to the Arrangement, TD Securities believes that the transactions considered, in the aggregate, provide a useful comparison benchmark. TD Securities noted that the four week premiums implied by the market trading value of the Consideration are significantly lower than the corresponding one day and one week premiums. TD Securities believes that the one day and one week premiums are more relevant in the circumstances and did not rely on the four week premiums. Based on the one day and one week premiums, TD Securities determined that (i) the premiums implied by the market trading value of the Consideration determined in the Valuation are within the range of the premiums implied by the selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions, and (ii) the premiums implied by the mid-point of the range of market trading value of the Consideration determined in the Valuation are consistent with or above the median and average premiums implied by the selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions.

Analysis of Premiums Based on the Exchange Ratio

TD Securities calculated the premiums implied by the Exchange Ratio of 0.47 to the trading exchange ratio of the Mexgold Common Shares and the Gammon Lake Common Shares prior to announcement of the Arrangement and compared such premiums to the premiums implied by selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions. TD Securities considered premiums calculated based on the following periods: (i) closing price one day prior to the announcement, (ii) closing price one week prior to announcement, and (iii) closing price four weeks prior to announcement.

Member of TD Bank Financial Group

The following is a summary of the premiums implied by the selected precedent transactions involving gold mining companies and the selected acquisition of remaining interest transactions compared to the premiums implied by the Exchange Ratio:

		Premium
	1 Day	1Week	4 Weeks
Precedent Transactions Involving Gold Mining Companies
Low	3.4%	1.6%	2.9%
Median	29.7%	36.7%	37.5%
High	44.3%	56.9%	92.2%
Average	27.3%	33.5%	42.3%

Acquisition of Remaining Interest Transactions
Low	2.6%	1.8%	1.7%
Median	26.2%	27.3%	29.3%
High	60.3%	83.6%	55.2%
Average	27.0%	30.2%	27.9%

Premiums Implied by the Exchange Ratio
Based on Closing Prices(1)	17.1%	23.1%	18.0%
Based on Volume Weighted Average Closing Prices(2)	17.1%	18.8%	20.0%

(1)	Premiums implied by comparing the Exchange Ratio to the trading exchange ratios calculated using the closing prices of the Mexgold
Common Shares and the Gammon Lake Common Shares on the days indicated prior to the announcement of the Arrangement.
(2)	Premiums implied by comparing the Exchange Ratio to the trading exchange ratios calculated using the volume weighted average closing prices of the Mexgold Common Shares and the Gammon Lake Common Shares for the periods beginning on the specified day before the announcement of the Arrangement and ending one trading day prior to the announcement of the Arrangement.

As noted previously, the range of premiums identified in the 46 transactions considered is very wide. Although each transaction has its own particular circumstances and TD Securities did not consider any specific transactions to be directly comparable to the Arrangement, TD Securities believes that the transactions considered, in the aggregate, provide a useful comparison benchmark. TD Securities determined that the premiums implied by the Exchange Ratio are within the range but below the average and median premiums implied by the selected precedent transactions involving gold mining companies and selected acquisition of remaining interest transactions.

Fairness Opinion Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of May 28, 2006, the Consideration to be received by the Mexgold Minority Shareholders in connection with the Arrangement is fair, from a financial point of view, to such Mexgold Minority Shareholders.

Yours very truly,

TD SECURITIES INC.

Member of TD Bank Financial Group

Appendix A: Mexgold Underground Low Case(1)

	Year Ending December 31

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
Total Payable Metal
(000s oz)
Gold	49.70	42.7	42.4	49.1	37.8	37.3	39.8	46.5	47.2	47.2	47.2	47.2	47.2	47.2
Silver	2,623.6	2,355.9	2,784.3	2,275.6	2,503.2	2,516.5	2,583.5	2,396.1	2,250.3	2,250.3	2,250.3	2,250.3	2,250.3	2,250.3
Gold Equivalent	100.0	88.8	95.6	91.4	84.2	82.3	86.0	89.4	87.5	87.5	87.5	87.5	87.5	87.5
Price Assumptions
Gold	600	625	575	525	500	475	475	475	475	475	475	475	475	475
Silver	11.50	12.25	11.00	9.75	9.25	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50
MXN/US$	11.0	11.4	11.6	11.8	12.1	12.0	11.8	11.6	11.4	11.2	11.0	10.8	10.6	10.4
(US$ millions)
Gross Revenue	60.0	55.5	55.0	48.0	42.1	39.1	40.9	42.5	41.6	41.6	41.6	41.6	41.6	41.6
Net Smelter Return	59.3	54.9	54.3	47.4	41.5	38.6	40.3	41.9	41.1	41.1	41.1	41.1	41.1	41.1
Cash Operating Costs	(19.9)	(19.3)	(19.0)	(18.4)	(18.0)	(18.0)	(18.3)	(18.6)	(18.8)	(19.2)	(19.2)	(19.2)	(19.2)	(19.2)
Changes in Working Capital	(2.1)	0.3	0.0	0.5	0.5	0.2	(0.1)	(0.1)	0.1	0.0	--	--	--	--
Operating Cash Flow	37.2	35.9	35.3	29.5	24.0	20.9	21.9	23.3	22.3	21.9	21.9	21.9	21.9	21.9
Development Capital

Expenditure	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Sustaining Capital
Expenditures	7.2	3.3	3.1	2.9	2.9	5.3	3.5	3.5	3.5	3.5	3.5	3.5	3.5	3.5
Free Cash Flow
(pre-tax)	30.0	32.7	32.2	26.6	21.1	15.6	18.4	19.8	18.8	18.4	18.4	18.4	18.4	18.4
Cash Income Taxes	(7.1)	(8.1)	(7.9)	(6.0)	(4.4)	(3.3)	(3.9)	(4.2)	(3.9)	(3.8)	(5.1)	(5.2)	(5.2)	(5.2)
Free Cash Flow
(after tax)	22.9	24.5	24.3	20.6	16.8	12.3	14.6	15.6	14.9	14.7	13.3	13.3	13.3	13.3

						Total /
	2020E	2021E	2022E	2023E	2024E	Average
Total Payable Metal
(000s oz)
Gold	47.2	47.2	47.2	3.1	--	773.3
Silver	2,250.3	2,250.3	2,250.3	149.2	--	40,440.8
Gold Equivalent	87.5	87.5	87.5	5.8	--	1,510.9
Price Assumptions
Gold	475	475	475	475	475
Silver	8.50	8.50	8.50	8.50	8.50
MXN/US$	10.2	10.2	10.2	10.2	10.2
(US$ millions)
Gross Revenue	41.6	41.6	41.6	2.8	--	759.7
Net Smelter Return	41.1	41.1	41.1	2.7	--	750.6
Cash Operating Costs	(19.2)	(19.2)	(19.2)	(1.3)	--	(322.8)
Changes in Working Capital	--	--	--	2.2	0.2	1.7
Operating Cash Flow	21.9	21.9	21.9	3.7	0.2	429.4
Development Capital

Expenditure	--	--	--	--	--	--
Sustaining Capital
Expenditures	3.5	3.5	3.5	--	--	63.0
Free Cash Flow
(pre-tax)	18.4	18.4	18.4	3.7	0.2	366.4
Cash Income Taxes	(5.2)	(5.2)	(5.2)	--	--	(88.5)
Free Cash Flow
(after tax)	13.3	13.3	13.3	3.7	0.2	277.9

(1) Includes 100% of Proven & Probable Reserves, 100% of Measured & Indicated Resources and 50% of Inferred Resources. Underground M&I and Inferred Resources were diluted by 50%, and Open Pit M&I and Inferred Resources were diluted by 5%.

Member of TD Bank Financial Group

Appendix A: Mexgold Underground High Case(1)

	Year Ending December 31

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
Total Payable Metal (000s oz)
Gold	49.7	42.7	42.4	49.1	37.8	37.3	39.8	46.5	47.2	47.2	47.2	47.2	47.2	47.2
Silver	2,623.6	2,355.9	2,784.3	2,275.6	2,503.2	2,516.5	2,583.5	2,396.1	2,250.3	2,250.3	2,250.3	2,250.3	2,250.3	2,250.3
Gold Equivalent	100.1	89.8	92.1	91.0	81.4	82.6	86.3	89.6	87.7	87.7	87.7	87.7	87.7	87.7
Price Assumptions
Gold	625	675	700	625	575	500	500	500	500	500	500	500	500	500
Silver	12.00	13.50	12.50	11.50	10.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00
MXN/US$	11.0	11.4	11.6	11.8	12.1	12.0	11.8	11.6	11.4	11.2	11.0	10.8	10.6	10.4
(US$ millions)
Gross Revenue	62.5	60.6	64.5	56.9	46.8	41.3	43.1	44.8	43.9	43.9	43.9	43.9	43.9	43.9
Net Smelter Return	61.8	59.9	63.7	56.2	46.2	40.8	42.6	44.3	43.3	43.3	43.3	43.3	43.3	43.3
Cash Operating Costs	(20.0)	(19.4)	(19.2)	(18.6)	(18.1)	(18.0)	(18.4)	(18.6)	(18.9)	(19.2)	(19.2)	(19.2)	(19.2)	(19.2)
Changes in Working Capital	(2.3)	0.1	(0.3)	0.6	0.8	0.5	(0.1)	(0.1)	0.1	0.0	--	--	--	--
Operating Cash Flow	39.4	40.6	44.2	38.2	29.0	23.2	24.1	25.5	24.6	24.2	24.1	24.1	24.1	24.1
Development Capital

Expenditure	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Sustaining Capital Expenditures	7.2	3.3	3.1	2.9	2.9	5.3	3.5	3.5	3.5	3.5	3.5	3.5	3.5	3.5
Free Cash Flow (pre-tax)	32.2	37.4	41.1	35.3	26.1	17.9	20.6	22.1	21.1	20.7	20.6	20.6	20.6	20.6
Cash Income Taxes	(7.8)	(9.5)	(10.5)	(8.4)	(5.6)	(3.9)	(4.5)	(4.9)	(4.5)	(4.4)	(5.7)	(5.8)	(5.8)	(5.8)
Free Cash Flow (after tax)	24.4	27.9	30.6	26.9	20.4	14.0	16.1	17.2	16.67	16.3	14.9	14.9	14.9	14.9

						Total /
	2020E	2021E	2022E	2023E	2024E	Average
Total Payable Metal (000s oz)
Gold	47.2	47.2	47.2	3.1	--	773.3
Silver	2,250.3	2,250.3	2,250.3	149.2	--	40,440.8
Gold Equivalent	87.7	87.7	87.7	5.8	--	1,508.1
Price Assumptions
Gold (US$/oz)	500	500	500	500	500
Silver (US$/oz)	9.00	9.00	9.00	9.00	9.00
MXN/US$	10.2	10.2	10.2	10.2	10.2
(US$ millions)
Gross Revenue	43.9	43.9	43.9	2.9	--	818.2
Net Smelter Return	43.3	43.3	43.3	2.9	--	808.4
Cash Operating Costs	(19.2)	(19.2)	(19.2)	(1.3)	--	(323.9)
Changes in Working Capital	--	--	--	2.4	0.2	1.7
Operating Cash Flow	24.1	24.1	24.1	4.0	0.2	486.1
Development Capital

Expenditure	--	--	--	--	--	--
Sustaining Capital Expenditures	3.5	3.5	3.5	--	--	63.0
Free Cash Flow (pre-tax)	20.6	20.6	20.6	4.0	0.2	423.1
Cash Income Taxes	(5.8)	(5.8)	(5.8)	--	--	(104.4)
Free Cash Flow (after tax)	14.9	14.9	14.9	4.0	0.2	318.7

(1) Includes 100% of Proven & Probable Reserves, 100% of Measured & Indicated Resources and 50% of Inferred Resources. Underground M&I and Inferred Resources were diluted by 50%, and Open Pit M&I and Inferred Resources were diluted by 5%.

Member of TD Bank Financial Group

Appendix A: Mexgold Heap Leach Low Case(1)

							Total /
	2006E	2007E	2008E	2009E	2010E	2011E	Average
Total Payable Metal
(000s oz)
Gold	--	20.5	60.6	57.6	43.8	--	182.5
Silver	--	361.8	1,447.2	1,347.4	1,024.8	--	4,181.2
Gold Equivalent	--	27.6	88.3	82.6	62.8	--	261.2
Price Assumptions
Gold	600	625	575	525	500	475
Silver	11.50	12.25	11.00	9.75	9.25	8.50
MXN/US$	11.0	11.4	11.6	11.8	12.1	12.0
(US$ millions)
Gross Revenue	--	17.3	50.7	43.4	31.4	--	142.8
Net Smelter Return	--	17.1	50.2	42.9	31.0	--	141.3
Cash Operating Costs	--	(3.3)	(13.0)	(12.8)	(2.9)	--	(31.9)
Changes in Working Capital	--	(1.1)	(1.9)	0.5	0.3	2.2	0.0
Operating Cash Flow	--	12.7	35.3	30.7	28.5	2.2	109.3
Development Capital
	15.5	7.0	--	--	--	--	22.5
Expenditure
Sustaining Capital
Expenditures	--	0.6	0.6	0.6	--	--	1.8
Free Cash Flow
	(15.5)	5.1	34.7	30.1	28.5	2.2	85.0
(pre-tax)
Cash Income Taxes	--	(3.0)	(9.5)	(7.7)	(7.2)	--	(27.4)

Free Cash Flow
(after tax)	(15.5)	2.1	25.2	22.4	21.3	2.2	57.6

Appendix A: Mexgold Heap Leach High Case(1)

							Total /
	2006E	2007E	2008E	2009E	2010E	2011E	Average
Total Payable Metal
(000s oz)
Gold	--	20.5	60.6	57.6	43.8	--	182.5
Silver	--	361.8	1,447.2	1,347.4	1,024.8	--	4,181.2
Gold Equivalent	--	27.8	86.4	82.4	61.6	--	258.2
Price Assumptions
Gold	625	675	700	625	575	500
Silver	12.00	13.50	12.50	11.50	10.00	9.00
MXN/US$	11.0	11.4	11.6	11.8	12.1	12.0
(US$ millions)
Gross Revenue	--	18.7	60.5	51.5	35.4	--	166.1
Net Smelter Return	--	18.5	9.9	51.0	35.1	--	164.4
Cash Operating Costs	--	(3.3)	(13.0)	(12.8)	(2.9)	--	(31.9)
Changes in Working Capital	--	(1.2)	(2.5)	0.7	0.6	2.5	0.0
Operating Cash Flow	--	14.0	44.3	38.8	32.8	2.5	132.5
Development Capital
	15.5	7.0	--	--	--	--	22.5
Expenditure
Sustaining Capital
Expenditures	--	0.6	0.6	0.6	--	--	1.8
Free Cash Flow
	(15.5)	6.5	43.7	38.2	32.8	2.5	108.2
(pre-tax)
Cash Income Taxes	--	(3.4)	(12.2)	(9.9)	(8.3)	--	(33.9)
Free Cash Flow
(after tax)	(15.5)	3.1	31.5	28.3	24.5	2.5	74.3

(1) Includes 100% of Proven & Probable Reserves, 100% of Measured & Indicated Resources and 50% of Inferred Resources. Underground
M&I and Inferred Resources were diluted by 50%, and Open Pit M&I and Inferred Resources were diluted by 5%.

Member of TD Bank Financial Group

Appendix A: Ocampo Underground Low Case(1)

	Year Ending December 31

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
Total Payable Metal
(000s oz)
Gold	26.4	71.2	75.0	80.5	74.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5
Silver	1,597.6	3,971.9	3,778.2	3,826.6	3,939.7	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5
Gold Equivalent	57.0	149.0	147.3	151.6	157.4	116.0	116.0	116.0	116.0	116.0	116.0	116.0	116.0	116.0
Price Assumptions
Gold	600	625	575	525	500	475	475	475	475	475	475	475	475	475
Silver	11.50	12.25	11.00	9.75	9.25	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50
MXN/US$	11.0	11.4	11.6	11.8	12.1	12.0	11.8	11.6	11.4	11.2	11.0	10.8	10.6	10.4
(US$ millions)
Gross Revenue	34.2	93.1	84.7	79.6	78.7	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1
Net Smelter Return	33.8	92.0	93.7	78.6	77.8	54.4	54.4	54.4	54.4	54.4	54.4	54.4	54.4	54.4
Cash Operating Costs	(6.4)	(17.1)	(16.8)	(16.5)	(16.1)	(16.1)	(16.4)	(16.7)	(17.0)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)
Changes in Working Capital	(6.8)	0.1	0.7	0.4	0.0	1.9	0.0	0.0	0.0	--	--	--	--	--
Operating Cash Flow	20.6	75.1	67.6	62.6	61.8	40.2	38.0	37.8	37.5	37.2	37.1	37.1	37.1	37.1
Development Capital
Expenditure	41.5	1.9	2.0	2.5	2.5	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0
Sustaining Capital
Expenditures	1.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0
Free Cash Flow
(pre-tax)	(21.9)	67.2	59.6	54.1	53.3	32.2	30.0	29.8	29.5	29.2	29.1	29.1	29.1	29.1
Cash Income Taxes	(3.0)	(11.3)	(10.2)	(9.7)	(10.4)	(4.5)	(5.0)	(5.4)	(5.7)	(6.0)	(6.3)	(6.6)	(6.8)	(7.0)
Free Cash Flow
(after tax)	(24.9)	55.9	49.4	44.3	42.9	27.8	25.0	24.3	23.7	23.1	22.8	22.5	22.3	22.1

	Year Ending December 31
														Total /
	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	Average
Total Payable Metal
(000s oz)
Gold	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	10.2	--	1,578.5
Silver	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	503.5	--	78,447.3
Gold Equivalent	116.0	116.0	116.0	116.0	116.0	116.0	116.0	116.0	116.0	116.0	116.0	19.2	--	3,000.8
Price Assumptions
Gold	475	475	475	475	475	475	475	475	475	475	475	475	475
Silver	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50	5.80	8.50
MXN/US$	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2
(US$ millions)
Gross Revenue	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	55.1	9.1	--	1,481.1
Net Smelter Return	54.4	54.4	54.4	54.4	54.4	54.4	54.4	54.4	54.4	54.4	54.4	9.0	--	1,463.4
Cash Operating Costs	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(2.9)	--	(418.3)
Changes in Working Capital	--	--	--	--	--	--	--	--	--	--	--	3.0	0.6	(0.0)
Operating Cash Flow	37.1	37.1	37.1	37.1	37.1	37.1	37.1	37.1	37.1	37.1	37.1	9.1	0.6	1,045.1
Development Capital

Expenditure	2.0	2.0	2.0	2.0	2.0	2.0	2.0	--	--	--	--	--	--	82.3
Sustaining Capital
Expenditures	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	--	--	145.0
Free Cash Flow
(pre-tax)	29.1	29.1	29.1	29.1	29.1	29.1	29.1	31.1	31.1	31.1	31.1	9.1	0.6	817.7
Cash Income Taxes	(7.2)	(7.3)	(7.4)	(7.5)	(7.6)	(7.7)	(7.8)	(7.9)	(8.0)	(8.1)	(8.2)	--	--	(182.9)
Free Cash Flow
(after tax)	22.0	21.8	21.7	21.6	21.5	21.4	21.4	23.3	23.1	23.0	23.0	9.1	0.6	634.9

(1) Includes 100% of Proven & Probable Reserves, 100% of Measured & Indicated Resources and 50% of Inferred Resources. Underground M&I and Inferred Resources were diluted by 20%, and Open Pit M&I and Inferred Resources were diluted by 5%.

Member of TD Bank Financial Group

Appendix A: Ocampo Underground High Case(1)

	Year Ending December 31

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
Total Payable Metal
(000s oz)
Gold	26.4	71.2	75.0	80.5	74.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5
Silver	1,597.6	3,971.9	3,778.2	3,826.6	3,939.7	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5
Gold Equivalent	57.0	150.6	142.5	150.9	153.0	116.3	116.3	116.3	116.3	116.3	116.3	116.3	116.3	116.3
Price Assumptions
Gold	625	675	700	625	575	500	500	500	500	500	500	500	500	500
Silver	12.00	13.50	12.50	11.50	10.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00
MXN/US$	11.0	11.4	11.6	11.8	12.1	12.0	11.8	11.6	11.4	11.2	11.00	10.8	10.6	10.4
(US$ millions)
Gross Revenue	35.6	101.7	99.7	94.3	88.0	58.1	58.1	58.1	58.1	58.1	58.1	58.1	58.1	58.1
Net Smelter Return	35.2	100.4	98.6	93.2	87.0	57.5	57.5	57.5	57.5	57.4	57.4	57.4	57.4	57.4
Cash Operating Costs	(6.4)	(17.1)	(16.8)	(16.5)	(16.1)	(16.1)	(16.4)	(16.7)	(17.0)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)
Changes in Working Capital	(7.2)	(0.3)	0.1	0.4	0.5	2.5	0.0	0.0	0.0	0.0	--	--	--	--
Operating Cash Flow	21.7	83.1	81.9	77.2	71.4	43.8	41.1	40.8	40.5	40.2	40.2	40.2	40.2	40.2
Development Capital

Expenditure	41.5	1.9	2.0	2.5	2.5	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0
Sustaining Capital
Expenditures	1.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0
Free Cash Flow
(pre-tax)	(20.8)	75.2	73.9	68.7	32.9	35.8	33.1	32.8	32.5	32.2	32.2	32.2	32.2	32.2
Cash Income Taxes	(3.4)	(13.7)	(14.3)	()13.8)	(13.0)	(5.3)	(5.8)	(6.3)	(6.6)	(6.9)	(7.2)	(7.4)	(7.7)	(7.9)
Free Cash Flow
(after tax)	(24.2)	61.5	59.6	54.9	49.9	30.4	27.2	26.5	25.9	25.3	25.0	24.7	24.5	24.3
	Year Ending December 31
														Total /
	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	Average
Total Payable Metal
(000s oz)
Gold	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	61.5	10.2	--	1,578.5
Silver	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	3,041.5	503.5	--	78,447.3
Gold Equivalent	116.3	116.3	116.3	116.3	116.3	116.3	116.3	116.3	116.3	116.3	116.3	19.3	--	2,999.0
Price Assumptions
Gold	500	500	500	500	500	500	500	500	500	500	500	500	500
Silver	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00
MXN/US$	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2	10.2
(US$ millions)
Gross Revenue	58.1	58.1	58.1	58.1	58.1	58.1	58.1	58.1	58.1	58.1	58.1	9.6	--	1,591.8
Net Smelter Return	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	9.5	--	1,572.9
Cash Operating Costs	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(17.3)	(2.9)	--	(418.3)
Changes in Working Capital	--	--	--	--	--	--	--	--	--	--	--	3.2	0.6	(0.0)
Operating Cash Flow	40.2	40.2	40.2	40.2	40.2	40.2	40.2	40.2	40.2	40.2	40.2	9.8	0.6	1,154.6
Development Capital

Expenditure	2.0	2.0	2.0	2.0	2.0	2.0	2.0	--	--	--	--	--	--	82.3
Sustaining Capital
Expenditures	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	--	--	145.0
Free Cash Flow
(pre-tax)	32.2	32.2	32.2	32.2	32.2	32.2	32.2	34.2	34.2	34.2	34.2	9.8	0.6	2,464.8
Cash Income Taxes	(8.0)	(8.2)	(8.3)	(8.4)	(8.5)	(8.6)	(8.6)	(8.7)	(8.8)	(8.9)	(9.0)	--	--	(213.4)
Free Cash Flow
(after tax)	24.1	24.0	23.9	23.8	23.7	23.6	23.5	25.4	25.3	25.2	25.1	9.8	0.6	713.9

(1) Includes 100% of Proven & Probable Reserves, 100% of Measured & Indicated Resources and 50% of Inferred Resources. Underground M&I and Inferred Resources were diluted by 20%, and Open Pit M&I and Inferred Resources were diluted by 5%.

Member of TD Bank Financial Group

Appendix A: Ocampo Heap Leach Low Case(1)

	Year Ending December 31

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E
Total Payable Metal
(000s oz)
Gold	142.3	129.8	120.9	118.4	137.5	115.7	115.7	115.7	115.7	115.7	115.7	115.7
Silver	3,644.4	3,923.4	4,299.4	3,764.4	3,931.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8
Gold Equivalent	212.1	206.7	203.2	188.3	210.2	206.9	206.9	206.9	206.9	206.9	206.9	206.9
Price Assumptions
Gold	600	625	575	525	500	475	475	475	475	475	475	475
Silver	11.50	12.25	11.00	9.75	9.25	8.50	8.50	8.50	8.50	8.50	8.50	8.50
MXN/US$	11.0	11.4	11.6	11.8	12.1	12.0	11.8	11.6	11.4	11.2	11.0	10.8
(US$ millions)
Gross Revenue	127.3	129.2	116.8	98.8	105.1	98.3	98.3	98.3	98.3	98.3	98.3	98.3
Net Smelter Return	125.9	127.8	115.5	97.8	104.0	97.1	97.1	97.1	97.1	97.1	97.1	97.1
Cash Operating Costs	(22.9)	(30.5)	(30.0)	(29.5)	(25.5)	(25.6)	(26.0)	(26.5)	(26.9)	(27.4)	(27.4)	(27.4)
Changes in Working Capital	(12.1)	4.5	1.0	1.2	(0.7)	0.8	0.0	0.0	0.0	0.0	--	--
Operating Cash Flow	90.9	101.7	86.5	69.5	77.7	72.3	71.1	70.7	70.2	69.7	69.7	69.7
Development Capital
Expenditure	20.5	--	--	--	--	--	--	--	--	--	--	--
Sustaining Capital
Expenditures	2.0	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6
Free Cash Flow
(pre-tax)	68.4	99.1	83.9	66.8	75.1	69.7	68.5	68.1	67.6	67.1	67.1	67.1
Cash Income Taxes	--	(23.3)	(21.4)	(16.9)	(19.9)	(18.2)	(18.2)	(18.2)	(18.2)	(18.2)	(18.3)	(18.3)
Free Cash Flow
(after tax)	68.4	75.9	62.5	50.0	55.2	51.5	50.3	49.8	49.4	48.9	48.8	48.7

	Year Ending December 31
										Total /
	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	Average
Total Payable Metal
(000s oz)
Gold	115.7	115.7	115.7	115.7	115.7	115.7	115.7	76.0	--	2,344.4
Silver	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	3,347.6	--	94,280.8
Gold Equivalent	206.9	206.9	206.9	206.9	206.9	206.9	206.9	135.9	--	4,053.1
Price Assumptions
Gold	475	475	475	475	475	475	475	475	475
Silver	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50
MXN/US$	10.6	10.4	10.2	10.2	10.2	10.2	10.2	10.2	10.2
(US$ millions)
Gross Revenue	98.3	98.3	98.3	98.3	98.3	98.3	98.3	64.5	--	2,017.7
Net Smelter Return	97.1	97.1	97.1	97.1	97.1	97.1	97.1	63.8	--	1,994.6
Cash Operating Costs	(27.4)	(27.4)	(27.4)	(27.4)	(27.4)	(27.4)	(27.4)	(18.0)	--	(535.7)
Changes in Working Capital	--	--	--	--	--	--	--	1.8	3.5	(0.0)
Operating Cash Flow	69.7	69.7	69.7	69.7	69.7	69.7	69.7	47.6	3.5	1,458.8
Development Capital

Expenditure	--	--	--	--	--	--	--	--	--	20.5
Sustaining Capital
Expenditures	2.6	2.6	2.6	2.6	2.6	2.6				49.0
Free Cash Flow
(pre-tax)	67.1	67.1	67.1	67.1	67.1	67.1	67.1	47.6	3.5	1,389.3
Cash Income Taxes	(18.4)	(18.5)	(18.5)	(18.6)	(18.6)	(18.6)	(18.6)	(12.0)	--	(350.9)
Free Cash Flow
(after tax)	48.7	48.6	48.6	48.5	48.5	48.5	48.5	35.6	3.5	1,038.5

(1) Includes 100% of Proven & Probable Reserves, 100% of Measured & Indicated Resources and 50% of Inferred Resources. Underground M&I and Inferred Resources were diluted by 20%, and Open Pit M&I and Inferred Resources were diluted by 5%.

Member of TD Bank Financial Group

Appendix A: Ocampo Heap Leach High Case(1)

	Year Ending December 31

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E
Total Payable Metal
(000s oz)
Gold	142.3	129.8	120.9	118.4	137.5	115.7	115.7	115.7	115.7	115.7	115.7	115.7
Silver	3,644.4	3,923.4	4,299.4	3,764.4	3,931.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8
Gold Equivalent	212.2	208.3	197.7	187.6	205.8	207.5	207.5	207.5	207.5	207.5	207.5	207.5
Price Assumptions
Gold	625	675	700	625	575	500	500	500	500	500	500	500
Silver	12.00	13.50	12.50	11.50	10.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00
MXN/US$	11.0	11.4	11.6	11.8	12.1	12.0	11.8	11.6	11.4	11.2	11.0	10.8
(US$ millions)
Gross Revenue	132.7	140.6	138.4	117.3	118.4	103.7	103.7	103.7	103.7	103.7	103.7	103.7
Net Smelter Return	131.2	139.1	136.9	116.0	117.1	102.5	102.5	102.5	102.5	102.5	102.5	102.5
Cash Operating Costs	(22.9)	(30.5)	(30.0)	(29.5)	(25.5)	(25.6)	(26.0)	(26.5)	(26.9)	(27.4)	(27.4)	(27.4)
Changes in Working Capital	(12.7)	4.2	0.2	1.4	(0.4)	1.4	0.0	0.0	0.0	0.0	--	--
Operating Cash Flow	95.6	112.8	107.1	87.9	91.2	78.3	76.5	76.1	75.6	75.1	75.1	75.1
Development Capital
Expenditure	20.5	--	--	--	--	--	--	--	--	--	--	--
Sustaining Capital
Expenditures	2.0	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6	2.6
Free Cash Flow
(pre-tax)	73.1	110.2	104.4	85.3	88.6	75.7	73.9	73.4	73.0	72.5	72.5	72.5
Cash Income Taxes	--	(27.6)	(27.4)	(22.0)	(23.6)	(19.7)	(19.7)	(19.8)	(19.7)	(19.7)	(19.8)	(19.9)
Free Cash Flow
(after tax)	73.1	82.6	77.0	63.3	64.9	56.0	54.2	53.7	53.2	52.8	52.7	52.6

	Year Ending December 31
										Total /
	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	Average
Total Payable Metal
(000s oz)
Gold	115.7	115.7	115.7	115.7	115.7	115.7	115.7	76.0	--	2,344.0
Silver	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	5,097.8	3,347.6	--	94,280.8
Gold Equivalent	207.5	207.5	207.5	207.5	207.5	207.5	207.5	136.2	--	4,052.2
Price Assumptions
Gold	500	500	500	500	500	500	500	500	500
Silver	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00
MXN/US$	10.6	10.4	10.2	10.2	10.2	10.2	10.2	10.2	10.2
(US$ millions)
Gross Revenue	103.7	103.7	103.7	103.7	103.7	103.7	103.7	68.1	--	2,167.5
Net Smelter Return	102.5	102.5	102.5	102.5	102.5	102.5	102.5	67.3	--	2,142.7
Cash Operating Costs	(27.4)	(27.4)	(27.4)	(27.4)	(27.4)	(27.4)	(27.4)	(18.0)	--	(535.7)
Changes in Working Capital	--	--	--	--	--	--	--	2.0	3.8	(0.0)
Operating Cash Flow	75.1	75.1	75.1	75.1	75.1	75.1	75.1	51.3	3.8	1,607.0
Development Capital

Expenditure	--	--	--	--	--	--	--	--	--	20.5
Sustaining Capital
Expenditures	2.6	2.6	2.6	2.6	2.6	2.6	2.6	--	--	49.0
Free Cash Flow
(pre-tax)	72.5	72.5	72.5	72.5	72.5	72.5	72.5	51.3	3.8	1,5375
Cash Income Taxes	(19.9)	(20.0)	(20.0)	(20.1)	(20.1)	(20.1)	(20.1)	(13.0)	--	(392.4)
Free Cash Flow
(after tax)	52.5	52.5	52.4	52.4	52.4	52.3	52.3	38.3	3.8	1,145.2

(1) Includes 100% of Proven & Probable Reserves, 100% of Measured & Indicated Resources and 50% of Inferred Resources. Underground M&I and Inferred Resources were diluted by 20%, and Open Pit M&I and Inferred Resources were diluted by 5%.

Member of TD Bank Financial Group

Appendix B: Comparable Precedent Transactions Involving Junior Gold Producers

	Target	Enterprise	Transaction Multiple
Date	Acquiror	Value	US$/oz Au. Eq.	P/NAV
		(US$ millions)	(US$)

23-May-06	Aurizon Mines	$373	$131	1.17x
	Northgate Minerals

22-Feb-06	Desert Sun Mining	$553	$104	1.28x
	Yamana Gold

4-Dec-05	RNC Gold	$49	$22	0.69x
	Yamana Gold

30-Nov-05	Lihir Island	$295	$97	na
	Citicorp

21-Nov-05	Bolivar Gold	$378	$108	1.25x

	Gold Fields

17-Oct-05	Guinor Gold	$286	$67	1.11x
	Crew Gold

7-Sept-05	San Andres	$23	$47	na
	RNC Gold

1-Mar-05	Ovacik	$45	$88	na
	Koza Davetiye Magaza Isletmeleri Ve Ihracat

Member of TD Bank Financial Group

Appendix C: Comparable Precedent Transactions Involving Gold Exploration or Development Companies

	Target	Enterprise	Transaction Multiple
Date	Acquiror	Value	US$/oz Au. Eq.	P/NAV
		(US$ millions)	(US$)

15-Feb-06	Boddington	$166	$54	na
	Newmont Mining

5-Dec-05	Cerro Corona	$40	$8	na
	Gold Fields

5-Dec-05	Eleonore	$420	$131	na
	Goldcorp

16-Nov-05	Hope Bay Gold	$37	$57	na
	Newmont Mining

27-Sept-05	St. Jude Resources	$109	$51	na
	Golden Star Resources

23-Sept-05	Burnside JV	$18	$15	na
	Northern Gold NL

29-Jul-05	Maud Creek	$43	$39	na
	GBS Gold International

20-Jun-05	Jilbey Gold Exploration	$30	$200	na
	High River Gold Mines

31-May-05	Afcan Mining Corp	$55	$58	1.46x
	Eldorado Gold

12-May-05	Suurikuusikko	$129	$54	na

	Agnico-Eagle Mines

22-Mar-05	Bermejal	$70	$29	na
	Industrias Luismin SA De SV (Goldcorp)

Member of TD Bank Financial Group

Appendix D: Market Trading Multiples of Selected Public Mining Companies(1)

		Enterprise	Market Trading Multiples
Company	Market Capitalization	Value	EV/oz Au. Eq.	P/NAV
Intermediate Producers	(US$ millions)	(US$ millions)	(US$)

Agnico-Eagle	3,821.2	3,669.5	$28	1.8x

Bema	2,439.8	2,642.6	$59	1.4x

Cambior	899.0	919.4	$69	1.0x

Centerra	856.3	632.8	$44	0.5x

Eldorado Gold	1,579.7	1,420.6	$119	1.3x

Glamis	6,344.8	6,374.0	$386	2.0x

Golden Star	610.3	588.3	$55	1.1x

IAMGOLD	1,628.0	1,477.8	$100	1.4x

Meridian Gold	3,122.3	2,833.1	$366	2.0x

Northgate	850.5	797.8	$37	1.3x

Yamana Gold	2,805.1	2,802.0	$109	1.5x

Average			$125	1.4x

Median			$69	1.4x

		Enterprise	Market Trading Multiples
Company	Market Capitalization	Value	EV/oz Au. Eq.	P/NAV
Junior Producers	(US$ millions)	(US$ millions)	(US$)

Alamos	786.6	783.0	$159	1.5x

Crystallex	1,015.8	1,083.5	$31	0.7x

Glencairn Gold	108.8	107.0	$78	0.7x

Intrepid Minerals	153.8	162.2	$163	0.8x

Jaguar Mining	181.7	140.2	$43	0.7x

Nevsun	360.0	343.3	$24	1.2x

Orvana	101.8	89.5	$115	nmf

Queenstake	235.1	234.7	$89	0.9x

Semafo	293.1	278.1	$56	1.0x

Average			$84	0.9x

Median			$78	0.9x

(1) Based on closing stock prices as of May 26, 2006.

Member of TD Bank Financial Group

Appendix D: Market Trading Multiples of Selected Public Mining Companies (1)

		Enterprise	Market Trading Multiples
Company	Market Capitalization	Value	EV/oz Au. Eq.	P/NAV
Emerging Producers	(US$ millions)	(US$ millions)	(US$)

Anatolia	194.7	180.3	$32	0.6x

Aquiline	124.1	121.5	$145	nmf

Exeter	69.3	62.5	$71	0.7x

Gold Reserve	306.4	258.7	$18	nmf

Grey Star	386.6	356.2	$35	nmf

International Minerals	426.6	378.0	$63	1.1x

Kimber Resources	122.2	104.4	$54	0.6x

Minefinders	384.6	279.8	$42	0.9x

Miramar	684.2	616.1	$69	0.9x

Palmarejo	631.3	627.4	$194	1.2x

QGX	103.3	74.3	$19	nmf

Red Back Mining	326.4	346.4	$151	1.4x

Viceroy	432.3	361.5	$151	0.9x

Average			$80	0.9x

Median			$63	0.9x

(1)Based on closing stock prices as of May 26, 2006.

Member of TD Bank Financial Group

Appendix D: Market Trading Multiples of Selected Public Mining Companies(1)

		Enterprise	Market Trading Multiples
Company		Value	EV/oz Au. Eq.	P/NAV
Intermediate Producers	(US$ millions)	(US$ millions)	(US$)
Agnico-Eagle	3,821.2	3,669.5	$28	1.8x
Bema	2,439.8	2,642.6	$59	1.4x
Cambior	899.0	919.4	$69	1.0x
Centerra	856.3	632.8	$44	0.5x
Eldorado Gold	1,579.7	1,420.6	$119	1.3x
Glamis	6,344.8	6,374.0	$386	2.0x
Golden Star	610.3	588.3	$55	1.1x
IAMGOLD	1,628.0	1,477.8	$100	1.4x
Meridian Gold	3,122.3	2,833.1	$366	2.0x
Northgate	850.5	797.8	$37	1.3x
Yamana Gold	2,805.1	2,802.0	$109	1.5x

Average			$125	1.4x
Median			$69	1.4x

		Enterprise	Market Trading Multiples
Company		Value	EV/oz Au. Eq.	P/NAV
Junior Producers	(US$ millions)	(US$ millions)	(US$)
Alamos	786.6	783.0	$159	1.5x
Crystallex	1,015.8	1,083.5	$31	0.7x
Glencairn Gold	108.8	107.0	$78	0.7x
Intrepid Minerals	153.8	162.2	$163	0.8x
Jaguar Mining	181.7	140.2	$43	0.7x
Nevsun	360.0	343.3	$24	1.2x
Orvana	101.8	89.5	$115	nmf
Queenstake	235.1	234.7	$89	0.9x
Semafo	293.1	278.1	$56	1.0x

Average			$84	0.9x
Median			$78	0.9x
(1) Based on closing stock prices as of May 26, 2006.

Member of TD Bank Financial Group

Appendix D: Market Trading Multiples of Selected Public Mining Companies (1)

		Enterprise	Market Trading Multiples
Company		Value	EV/oz Au. Eq.	P/NAV
Emerging Producers	(US$ millions)	(US$ millions)	(US$)
Anatolia	194.7	180.3	$32	0.6x
Aquiline	124.1	121.5	$145	nmf
Exeter	69.3	62.5	$71	0.7x
Gold Reserve	306.4	258.7	$18	nmf
Grey Star	386.6	356.2	$35	nmf
International Minerals	426.6	378.0	$63	1.1x
Kimber Resources	122.2	104.4	$54	0.6x
Minefinders	384.6	279.8	$42	0.9x
Miramar	684.2	616.1	$69	0.9x
Palmarejo	631.3	627.4	$194	1.2x
QGX	103.3	74.3	$19	nmf
Red Back Mining	326.4	346.4	$151	1.4x
Viceroy	432.3	361.5	$151	0.9x

Average			$80	0.9x
Median			$63	0.9x
(1) Based on closing stock prices as of May 26, 2006.

Member of TD Bank Financial Group

SCHEDULE D

INTERIM ORDER

Commercial List File No. 06-CL-6504

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR.	)	TUESDAY, THE 27th DAY
JUSTICE GROUND	)	OF JUNE, 2006

MEXGOLD RESOURCES INC.

Applicant

IN THE MATTER OF Section 182 of the ONTARIO BUSINESS CORPORATIONS ACT, being Chapter B. 16 of The Revised Statutes of Ontario 1990, as amended

AND IN THE MATTER OF a Proposed Arrangement involving MEXGOLD RESOURCES INC. and GAMMON LAKE RESOURCES INC.

INTERIM ORDER

THIS MOTION, made by Mexgold Resources Inc. ("Mexgold") for advice and directions of the Court in connection with a proposed arrangement under Section 182 of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended (the "OBCA") and for an Order:

(a)     abridging the time for service of or dispensing with service of the Notice of Motion and Motion Record;

(b)     authorizing Mexgold to call and conduct a meeting of the holders of options and of its common shares to approve the proposed plan of arrangement; and

(c)     granting certain other ancillary relief,

was heard this day at 393 University Avenue, 8th Floor, Toronto, Ontario.

ON READING the Notice of Application and Notice of Motion herein, the Affidavit of Bradley H. Langille sworn June 22, 2006 (the "Supporting Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for the Applicant and counsel for Gammon Lake Resources Inc.,

Definitions

1.                 THIS COURT ORDERS that as used in this Order unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Information Circular of Mexgold, attached as Exhibit "A" to the Supporting Affidavit.

Service

2.                 THIS COURT ORDERS that the time for service of the Notice of Motion and Motion Record be and the same is hereby abridged, that the Notice of Motion is properly returnable today and that service of the Notice of Motion and Motion Record on any of the Mexgold Securityholders or on any other interested person is hereby dispensed with.

The Meeting

3.                 THIS COURT ORDERS that Mexgold is authorized and directed to call, hold and conduct a

Meeting of Mexgold Securityholders to consider and, if deemed advisable, to pass, with or without variation, among other things, a special resolution to approve the proposed Plan of Arrangement. The Meeting shall be called, held and conducted in accordance with the OBCA, the articles and the by-laws of Mexgold.

Adjournments and Postponements

4.                 THIS COURT ORDERS that, subject to paragraph 5 below, Mexgold, if it deems advisable, is specifically authorized to postpone or adjourn the Meeting on one or more occasions, without the necessity of further Order of the Court or first convening the Meeting or first obtaining any vote of the Mexgold Securityholders respecting the postponement or adjournment of the Meeting.

Record Dates for Notice and Voting

5.                 THIS COURT ORDERS that the record date for determining Mexgold Securityholders entitled to vote at the Meeting in respect of the Arrangement Resolution shall be June 28, 2006, subject to the provisions of subsection 100(2) of the OBCA and the by-laws of Mexgold. Mexgold Securityholders shall be entitled to one vote for each Mexgold Common Share and each Mexgold Option (with holders of Mexgold Options having one vote for each Mexgold common share they would be entitled to have issued to them if their Mexgold Options were fully vested and exercised).

6.                 THIS COURT ORDERS that the Information Circular (the "Information Circular"), substantially in the form attached as Exhibit "A" to the Supporting Affidavit with such amendments, revisions or supplements as Mexgold may determine which are not inconsistent with the provisions of this Interim Order, which Information Circular will include the Notice of Application and this Interim Order (collectively, the "Meeting Materials") be delivered to the Mexgold Securityholders at the close of business on the Record Date, to Mexgold Warrantholders, Mexgold's directors, and to the auditors of Mexgold by one of the following methods not less than twenty-one (21) days before the date of the Meeting, excluding the date of delivery and the date of the Meeting:

(i)     in the case of registered Mexgold Shareholders, registered Mexgold Optionholders or Mexgold Warrantholders, by ordinary prepaid mail, courier or delivery in person to each such holder at his, her or its address as shown on the books or records of Mexgold or its registrar and transfer agent;

(ii)   in the case of non-registered Mexgold Shareholders, by providing an adequate number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate distribution of the Meeting Materials to beneficial holders of Mexgold Shares;

(iii)   in the case of the directors of Mexgold, by ordinary prepaid mail, courier or delivery in person, addressed to the individual directors; and

(iv)   in the case of the auditors of Mexgold, by ordinary prepaid mail, courier or delivery in person, addressed to the firm of auditors;

and such mailing, transmission, delivery or distribution, as applicable, shall constitute good and sufficient service of notice of the Application, the Meeting and the hearing in respect of the Application upon such persons, and no other form of service need be made or other material served.

7.                 THIS COURT ORDERS that the Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

(i)     in the case of distribution by ordinary prepaid mail, three (3) business days after delivery thereof to the post office;

(ii)    in the case of distribution by courier, one (1) business day after receipt by the courier; and

(iii)   in the case of distribution by delivery in person, on receipt thereof by the intended addressee.

8.             THIS COURT ORDERS that Mexgold is authorized, at its own expense, to solicit proxies, directly or through its officers, directors or employees, and through any soliciting dealer or such other agents or representatives as it may retain for such purpose, and by mail, telephone or such other forms of personal or electronic communication as it may determine.

9.             THIS COURT ORDERS that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this Interim Order, shall not invalidate any resolution passed at the Meeting or the proceedings herein.

10.            THIS COURT ORDERS that the Chair shall direct a vote at the Meeting in respect of a special resolution relating to the Plan of Arrangement and the vote required to pass the aforesaid special resolution relating to the Plan of Arrangement at the Meeting, with or without variation, shall be:

(a)    the affirmative vote of at least two-thirds of the votes cast by the Mexgold Securityholders, present in person or represented by proxy, at the Meeting voting together as a single class, with holders of Mexgold Options having one vote for each Mexgold common share they would be entitled to have issued to them if their Mexgold Options were fully vested and exercised; and

(b)   the affirmative vote of at least a majority of the votes cast by the "Minority Shareholders" (as defined in the Plan of Arrangement) in accordance with Ontario Securities Commission Rule 61-501 and subject to the exceptions set out therein (Minority Approval).

Rights of Dissent

11.             THIS COURT ORDERS that the Mexgold Shareholders shall be granted a right of and be entitled to dissent in respect of the resolution approving the proposed Plan of Arrangement so long as they provide written objection thereto to Mexgold at its registered office in Dartmouth, Nova Scotia at least 48 hours prior to the Meeting (excluding Saturdays, Sundays and holidays) or any postponement or adjournment thereof or to Mexgold's registrar and transfer agent, Computershare Investor Services Inc., and otherwise strictly comply with the requirements of the Plan of Arrangement and the requirements of the OBCA, except as modified by this Interim Order.

Approval of Arrangement

12.             THIS COURT ORDERS that upon approval of the Plan of Arrangement by the Mexgold Securityholders in the manner set forth in this Interim Order, the Applicant may apply before this Court on Wednesday, August 2, 2006 at 10:00 a.m. for approval of the Plan of Arrangement (the "Approval Application"), with or without variation, and that service of the Notice of Application herein, in accordance with this Interim Order and in accordance with the provisions below, shall constitute good and sufficient service of such Notice of Application upon all persons and entities who are entitled to receive such Notice of Application and no other form of service need be made and no other material need be served on such persons in respect of the Approval Application, unless a Notice of Appearance is served on the Applicant's solicitors in accordance with the terms set out in paragraph 13 hereof.

13.             THIS COURT ORDERS that any of the Mexgold Securityholders or any other interested person or entity may appear at the Approval Application provided such holder or person serves a Notice of Intention to Appear on the Applicant's solicitors and files it with the Court no later than two (2) days prior to the Approval Application. The Notice of Intention to Appear shall set out the address for service in respect of such holder or person, indicate whether such holder or person intends to support or oppose the Approval Application or make submissions thereat and shall be served and filed with any evidence or materials which are to be presented to this Court.

14.             THIS COURT ORDERS that the Applicant may, at any time, seek leave to vary this Interim Order without further notice.

"Registrar"

IN THE MATTER OF MEXGOLD RESOURCES INC.
Commercial List File No. 06-CL-6504

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

I N T E R I M O R D E R

CASSELS BROCK & BLACKWELL LLP
Barristers & Solicitors
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
M5H 3C2

Robert B. Cohen, LSUC #32187D
Tel: (416) 869-5425
Fax: (416) 350-6929

Solicitors for the Applicant

SCHEDULE E

NOTICE OF APPLICATION

Commercial List File No. 06-CL-6504

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

B E T W E E N :

MEXGOLD RESOURCES INC.

Applicant

IN THE MATTER OF Section 182 of the ONTARIO BUSINESS CORPORATIONS ACT, being Chapter B. 16 of The Revised Statutes of Ontario 1990, as amended

AND IN THE MATTER OF a Proposed Arrangement involving MEXGOLD RESOURCES INC. and GAMMON LAKE RESOURCES INC.

NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.

THIS APPLICATION will be made to a judge presiding over the Commercial List on Wednesday, August 2, 2006 at 10:00 a.m. at 393 University Avenue, 8th Floor, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with the documents in the application, you or an Ontario lawyer acting for you must prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer(s) or, where the Applicant do not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyers(s) must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you and your lawyer(s) must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer(s) or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date:	June 23, 2006	Issued by	"Registrar"
Local registrar

		Address of	393 University Avenue
		court office	Toronto ON M5G 1E6

TO:	ALL HOLDERS OF SHARES, WARRANTS AND OPTIONS
OF MEXGOLD RESOURCES INC.

AND TO:	OTHER PERSONS AND ENTITIES HAVING
AN INTEREST IN THE AFFAIRS OF
MEXGOLD RESOURCES INC.

AND TO:	FASKEN MARTINEAU DUMOULIN LLP
Barristers and Solicitors
P.O. Box 20, 42nd Floor
Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto ON M5K 1N6

Samuel R. Rickett - LSUC #14947B
Tel: 416-868-3436
Fax: 416-364-7813

Solicitors for Gammon Lake Resources Inc.

APPLICATION

1.     THE APPLICANT MAKES APPLICATION FOR:

(a)    An Interim Order for advice and directions of this Honourable Court pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended (the "OBCA") with respect to notice, the conduct of a meeting (the "Meeting") of the common shareholders and optionholders of Mexgold Resources Inc. ("Mexgold") and such other matters pertaining to a proposed plan of arrangement (the "Arrangement") involving Mexgold and Gammon Lake Resources Inc. ("Gammon Lake"), as described below;

(b)   A Final Order of the Superior Court of Justice pursuant to section 182(5) of the OBCA approving the Arrangement if it is adopted and approved by the common shareholders and optionholders of Mexgold (the "Mexgold Securityholders") at the Meeting in accordance with the provisions of the Interim Order; and

(c)    Such further and other relief as to this Honourable Court seems just.

2.     THE GROUNDS FOR THE APPLICATION ARE:

(a)   Mexgold is a corporation continued under the OBCA. The common shares of Mexgold are publicly traded;

(b)   Mexgold is engaged in the business of gold and silver mining, exploration, development, extraction and processing, having two (2) mining properties and one (1) mineral exploration property in Mexico;

(c)   Mexgold intends to call and conduct the Meeting to have the Mexgold Securityholders consider and vote upon the Arrangement providing for the exchange by the Mexgold Securityholders of their Common Shares and Options for Common Shares and Options of Gammon Lake, which is also engaged in the business of gold and silver mining, exploration and development in Mexico and which currently owns approximately 23% of the issued and outstanding common shares of Mexgold;

(d)   the Arrangement is expected to provide numerous advantages and is supported by a fairness opinion which states that the Arrangement consideration to be received by the Mexgold Securityholders is fair, from a financial point of view, to the Mexgold Securityholders, other than Gammon Lake and its directors and officers;

(e)   the Common Shares and Options of Gammon Lake to be issued to Mexgold Securityholders pursuant to the Arrangement will be issued in reliance upon the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended;

(f)   pursuant to the Interim Order of this Court to be sought by the Applicant, notice of this application will be served on all Mexgold Securityholders at their respective registered addresses as they appear on the books of Mexgold at the close of business on June 28, 2006, including those Mexgold Securityholders whose registered addresses are outside the Province of Ontario. Service of these proceedings outside Ontario will be effected pursuant to Rules 17.02(n) and (o) of the Rules of Civil Procedure and the Interim Order. With respect to all other persons and entities having an interest in the affairs of Mexgold, notice of this application will be given in accordance with the provisions of the Interim Order;

(g)   Rules 3, 14.05, 16, 17, 37 and 38 of the Rules of Civil Procedure;

(h)   section 182 of the OBCA; and

(i)    such further and other grounds as counsel may advise and this Honourable Court may permit.

3.     THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

(a)   the affidavit of Bradley H. Langille, President and Chief Executive Officer of Mexgold;

(b)   a supplementary affidavit to be filed after the Meeting and detailing the events thereat;

(c)   such further affidavits of deponents on behalf of the Applicant reporting as to compliance with the Interim Order; and

(d)   such further and other documentary evidence as may be necessary for the hearing of the application and as may be permitted by the Court.

June 23, 2006	Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Solicitors for the Applicant

IN THE MATTER OF MEXGOLD RESOURCES INC.
Commercial List Court No.:06-CL-6504

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

NOTICE OF APPLICATION

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Solicitors for the Applicant

SCHEDULE F

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185.(1) Rights of dissenting shareholders. Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)     amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)     amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)     amalgamate with another corporation under sections 175 and 176;

(d)     be continued under the laws of another jurisdiction under section 181; or

(e)     sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)         Idem. If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)     clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)     subsection 170 (5) or (6).

(3)         Exception. A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)     amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)     deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)         Shareholder's right to be paid fair value. In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)         No partial dissent. A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)         Objection. A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7)          Idem. The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)         Notice of adoption of resolution. The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)         Idem. A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)       Demand for payment of fair value. A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)     the shareholder's name and address;

(b)     the number and class of shares in respect of which the shareholder dissents; and

(c)     a demand for payment of the fair value of such shares.

(11)         Certificates to be sent in. Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)         Idem. A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)         Endorsement on certificate. A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)         Rights of dissenting shareholder. On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)     the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)     the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)     the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)         Offer to pay. A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)     a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)     if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)         Idem. Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)         Idem. Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)         Application to court to fix fair value. Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)         Idem. If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)         Idem. A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)         Costs. If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)         Notice to shareholders. Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)     has sent to the corporation the notice referred to in subsection (10); and

(b)     has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)         Parties joined. All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)         Idem. Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)         Appraisers. The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)         Final order. The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27)         Interest. The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)         Where corporation unable to pay. Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)         Idem. Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)     withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)     retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)         Idem. A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)     the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)     the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31)         Court order. Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)         Commission may appear. The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE G

PRO FORMA FINANCIAL STATEMENTS OF
GAMMON LAKE RESOURCES INC.

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of Gammon Lake Resources Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Gammon Lake Resources Inc. ("Gammon") as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005, and have performed the following procedures:

1.    Compared the figures in the columns captioned "Gammon Lake Resources Inc." to the unaudited consolidated financial statements of Gammon as at March 31, 2006 and for the three months then ended, the audited consolidated statement of operations of Gammon for the five months ended December 31, 2005, and the audited consolidated statement of operations of Gammon for the year ended July 31, 2005, respectively, and found them to be in agreement.

2.    Compared the figures in the columns captioned "Mexgold Resources Inc." to the unaudited consolidated financial statements of Mexgold Resources Inc. as at March 31, 2006 and for the three months then ended, the unaudited constructed consolidated financial statements of Mexgold Resources Inc. for the five months ended December 31, 2005, and the unaudited constructed financial statements of Mexgold Resources Inc. for the year ended July 31, 2005, respectively, and found them to be in agreement.

3.    Made enquiries of certain officials of Gammon who have responsibility for financial and accounting matters about:

(a)    The basis for determination of the pro forma adjustments; and

(b)    Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and related regulations.

The officials:

(a)    described to us the basis for determination of the pro forma adjustments, and

(b)    stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the Acts and related regulations.

4.    Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.    Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Gammon Lake Resources Inc." and "Mexgold Resources Inc." as at and for the three months ended March 31, 2006, for the five months ended December 31, 2005 and for the year ended July 31, 2005, as appropriate, and found the amounts in the column captioned "Pro Forma Consolidated Gammon Lake Resources Inc." to be arithmetically correct.

These pro forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

(Signed) KPMG LLP
Halifax, Canada
June 28, 2006

Gammon Lake Resources Inc.
Pro Forma Consolidated Balance Sheet
As at March 31, 2006
(Unaudited)

	Gammon Lake	Mexgold	Pro Forma	Note	Pro Forma
	Resources Inc.	Resources Inc	Adjustments		Consolidated
					Gammon Lake
					Resources Inc
	$	$	$		$
Assets
Current
Cash and cash equivalents	1,152,580	35,213,905	(3,600,000)	2a	32,766,485
Restricted funds	-	1,165,900			1,165,900
Receivables	12,755,624	3,833,912			16,589,536
Prepaid expenses	443,948	106,723			550,671
Inventories	7,461,675	2,097,519			9,559,194
Due from related parties	646,716	-	(592,796)	2b	53,920
Future income taxes	-	66,300			66,300

	22,460,543	42,484,259			60,752,006

Deposits on capital equipment	326,788	-			326,788
Deferred stock based compensation	-	-	5,428,375	2a	5,428,375
Long term investment	18,411,000	-	(18,411,000)	2e	-
Mining interests and assets	257,429,405	56,295,154	234,060,799	2a	547,785,358
Goodwill	-	-	131,682,078	2a	131,682,078

	298,627,736	98,779,413			745,974,605

Liabilities
Current
Accounts payable and accrued liabilities	18,522,161	3,163,095			21,685,256
Advances from related parties	-	592,796	(592,796)	2b	-
Current portion of long term debt	34,187,011	2,953,683			37,140,694

	52,709,172	6,709,574			58,825,950

Long term debt	39,007,240	3,618,639			42,625,879

Employee future benefits	269,581	2,686,323			2,955,904

Future income taxes	7,035,000	4,129,300	65,537,024	2c	76,701,324

	99,020,993	17,143,836			181,109,057

Shareholders' equity

Capital Stock	233,080,123	78,874,357	(19,675,000)	2e
			(59,199,357)	2d
			308,058,755	2a	541,138,878
Contributed surplus	16,514,639	7,728,840	(7,728,840)	2a
			57,200,050	2d	73,714,689
Deficit	(49,988,019)	(4,967,620)	4,967,620	2d	(49,988,019)

	199,606,743	81,635,577			564,865,548

	298,627,736	98,779,413			745,974,605

Gammon Lake Resources Inc.
Pro Forma Consolidated Statement of Operations
For the three months ended March 31, 2006

(Unaudited)
	Gammon Lake	Mexgold	Pro Forma	Note	Pro Forma
	Resources Inc	Resources Inc.	Adjustments		Consolidated
					Gammon Lake
					Resources Inc
	$	$	$		$

Revenue from mining operations	2,088,038	12,095,242			14,183,280

Expenses
Production costs	3,648,007	7,067,928			10,715,935
Depletion & Amortization	795,906	1,376,416	1,961,930	3a	4,134,252
General and administrative	2,681,698	1,836,588	(291,607)	3b
			232,688	3c	4,459,367
Interest expense	494,344	169,406			663,750

	7,619,955	10,450,338			19,973,304

Income (loss) before the undernoted items	(5,531,917)	1,644,904			(5,790,024)

Foreign exchange loss	(579,547)	(209,938)			(789,485)
Gain on equity investment	404,000	-	(404,000)	2e	-
Interest & sundry income	168,237	352,628	(291,607)	3b	229,258

	(7,310)	142,690			(560,227)

Income (loss) before income tax	(5,539,227)	1,787,594			(6,350,251)
Future income tax recovery	(129,078)	(139,658)	(549,340)	3d	(818,076)

Net income (loss) for the period	(5,410,149)	1,927,252			(5,532,175)

Basic and diluted loss per share	$(0.07)				$(0.05)

Weighted average number of common
shares outstanding	78,880,874				100,667,207

Gammon Lake Resources Inc.
Pro Forma Consolidated Statement of Operations
For the five months ended December 31, 2005

(Unaudited)
	Gammon Lake	Mexgold	Pro Forma	Note	Pro Forma
	Resources Inc	Resources Inc.	Adjustments		Consolidated
					Gammon Lake
					Resources Inc
	$	$	$		$

Revenue from mining operations	-	14,487,564			14,487,564

Expenses
Production costs	-	8,540,568			8,540,568
Depletion & Amortization	603,245	2,775,907	2,697,435	3a	6,076,587
General and administrative	12,467,203	4,036,700	(98,110)	3b
			424,604	3c	16,830,397
Interest expense	-	294,344			294,344

	13,070,448	15,647,519			31,741,896

Loss before the undernoted items	(13,070,448)	(1,159,955)			(17,254,332)

Foreign exchange gain	672,524	254,831			927,355
Gain on equity investment	210,000	-	(210,000)	2e	-
Interest & sundry income	201,413	153,613	(98,110)	3b	256,916

	1,083,937	408,444			1,184,271

Loss before income tax	(11,986,511)	(751,511)			(16,070,061)
Future income tax recovery	(379,000)	(1,503,470)	(755,282)	3d	(2,637,752)

Net income (loss) for the period	(11,607,511)	751,959			(13,432,309)

Basic and diluted loss per share	$(0.16)				$(0.14)

Weighted average number of common
shares outstanding	73,831,114				95,617,447

Gammon Lake Resources Inc.
Pro Forma Consolidated Statement of Operations
For the year ended July 31, 2005

(Unaudited)
	Gammon Lake	Mexgold	Pro Forma	Note	Pro Forma
	Resources Inc	Resources Inc.	Adjustments		Consolidated
					Gammon Lake
					Resources Inc
	$	$	$		$

Revenue from mining operations		23,079,939			23,079,939

Expenses
Production costs		17,943,361			17,943,361
Depletion & Amortization	537,540	4,652,671	8,329,053	3a	13,519,264
General and administrative	19,768,843	6,552,071	(160,910)	3b
			4,604,622	3c	30,764,626
Interest expense	-	814,686			814,686

	20,306,383	29,962,789			63,041,937

Loss before the undernoted items	(20,306,383)	(6,882,850)			(39,961,998)

Foreign exchange gain	312,172	725,149			1,037,321
Loss on equity investment	(1,226,000)		1,226,000	2e	-
Interest & sundry income	1,423,576	180,228	(160,910)	3b	1,442,894

	509,748	905,377			2,480,215

Loss before income tax	(19,796,635)	(5,977,473)			(37,481,783)
Future income tax recovery	(421,040)	(793,500)	(2,332,135)	3d	(3,546,675)

Loss for the period	(19,375,595)	(5,183,973)			(33,935,108)

Basic and diluted loss per share	$(0.29)				$(0.39)

Weighted average number of common
shares outstanding	66,002,431				87,788,764

Gammon Lake Resources Inc.
Pro Forma Notes to the Consolidated Statement of Operations (Unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet of Gammon Lake Resources Inc. ("Gammon") as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005 (the "Pro Forma Statements") have been prepared for inclusion in the Management Information Circular of Mexgold Resources Inc. ("Mexgold") dated as of June 28, 2006 (the "Information Circular") relating to the Plan of Arrangement (the "Arrangement") under which Gammon will acquire Mexgold Resources Inc. ("Mexgold"). Pursuant to the Arrangement, Gammon will acquire all of the outstanding shares and options of Mexgold excluding the 13,850,000 shares currently held. Each Mexgold share will be exchanged for 0.47 shares of Gammon. Completion of the Arrangement, which is expected to occur in August, 2006 and has been approved by both Board of Directors, is subject to conditions usual to transactions of this nature, including court and regulatory approvals, and must be approved by the shareholders and optionholders of Mexgold by at least two-thirds of the votes cast in person and by proxy and at least a majority of the votes cast by the minority shareholders present in person or by proxy, at a special meeting of Mexgold shareholders called for July 28, 2006.

The Pro Forma Statements have been prepared by management in accordance with the accounting policies disclosed in the December 31, 2005 audited consolidated financial statements of Gammon. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions as if they occurred at the date of the balance sheet and the pro forma consolidated statements of operations gives effect to the assumed transactions as if they occurred on August 1, 2004. The pro forma adjustments reflect the Arrangement using the purchase method and are based on available information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of Gammon at closing will depend on a number of factors including changes in net book values of the entities between March 31, 2006 and the effective date of the Arrangement. Therefore, the actual adjustments will differ from the pro forma adjustments. Management of Gammon believes that the assumptions used provide a reasonable basis for presenting all of the significant effects of the transaction and that the pro forma adjustments give appropriate effect to those assumptions and are appropriately applied in the Pro Forma Statements. The Pro Forma Statements contain no immediate synergies or expenses that would positively or negatively impact existing operations. The Pro Forma Statements are not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the date indicated or of the results which may be obtained in the future. No attempt has been made to conform the accounting policies of Gammon and Mexgold for purposes of these pro forma statements.

These pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Gammon for the five months ended December 31, 2005, the consolidated financial statements of Mexgold for the eight months ended December 31, 2005, the consolidated financial statements of Gammon for the year ended July 31, 2005, the consolidated financial statements of Mexgold for the year ended April 30, 2005 and the three months ended July 31, 2005 and 2004, as well as the unaudited interim consolidated financial statements of Gammon and Mexgold for the three months ended March 31, 2006. The statement of operations of Mexgold for the five months ended December 31, 2005, and for the year ended July 31, 2005 have been constructed from the audited and unaudited financial statements referred to above.

2. Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet as at March 31, 2006 gives effect to the following assumed transactions and assumptions as if they had taken place at that date.

a)    Under the Arrangement, Mexgold shareholders will receive consideration of 0.47 Gammon common shares for a total of 21,786,333 Gammon shares. The business combination will be accounted for using the purchase method.

The proposed acquisition will be funded by the issuance of Gammon common shares. The value ascribed to the common shares of $14.14 per share is based on the average closing price of Gammon common shares over a

Gammon Lake Resources Inc.
Pro Forma Notes to the Consolidated Statement of Operations
(Unaudited)

reasonable period of time pre and post acceptance of the Letter of Intent by the Mexgold Board. The fair value of the stock options and warrants outstanding under the Mexgold stock option plan has been recorded using the weighted average strike price and expiration.

The proposed acquisition of Mexgold Resources Inc. is summarized as follows:

Consideration	$

Common shares representing the shares of Mexgold
not already owned	308,058,755

Stock options and warrants	57,200,050

Transaction costs	3,600,000

Investment in Mexgold previously owned	18,411,000

387,269,805

Net assets acquired, at fair value

Cash and cash equivalents	35,213,905

Restricted funds	1,165,900

Other working capital, net	2,282,263

Deferred stock based compensation	5,428,375

Capital assets	17,063,338

Mining interests	273,292,615

Goodwill	131,682,078

Long term debt	(6,572,322)

Future employee benefits	(2,686,323)

Future income taxes	(69,600,024)

387,269,805

In the presentation of these pro forma consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management's best estimates and taking into account all relevant information available at the time these statements were prepared. Gammon expects the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.

Transaction costs related to the proposed acquisition are estimated at $3,600,000. There are no finders fees payable on successful conclusion of the Arrangement nor are there any break-up fees.

b)    Related party balances have been adjusted to reflect the proposed acquisition, and historical related party transactions have been eliminated.

Gammon Lake Resources Inc.
Pro Forma Notes to the Consolidated Statement of Operations
(Unaudited)

c)    The future income tax liability on the unaudited pro forma consolidated balance sheet has been determined on the basis of the difference between the net book values of the assets and liabilities assumed and Gammon's estimated tax bases after the completion of the proposed transaction. The proposed acquisition of Mexgold will result in an estimated future tax liability of $65,537,024. The estimated liability has been calculated using enacted future tax rates.

d)    Shareholders' equity has been adjusted to reflect the proposed acquisition of Mexgold and historical deficit of Mexgold have been eliminated.

e)    The long term investment in Mexgold has been eliminated against capital stock with an adjustment to the accumulated deficit to reflect the impact of Gammon's share of Mexgold's losses incurred to March 31, 2006, reported under equity accounting.

3. Pro Forma Consolidated Statement of Operations

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005 give effect to the following assumed transactions and assumptions as if they had taken place January 1, 2006, August 1, 2005 and August 1, 2004 respectively.

a)    Depletion has been adjusted to reflect the depletion of the mining interests acquired.

b)    Management fees charged to and incurred by Mexgold have been eliminated.

c)    Amortization of deferred stock compensation over the remaining term of the replacement options issued to Mexgold employees.

d)    The future income tax recovery has been calculated on the foregoing adjustments using the tax rates expected to be in effect.

4. Pro Forma Loss Per Share

The pro forma loss per share figures have been calculated assuming the issuance of the 21,786,333 Gammon shares pursuant to the Arrangement:

a)	Gammon weighted average shares outstanding March 31, 2006	78,880,874

	Pro Forma weighted average shares outstanding March 31, 2006	100,667,207

b)	Gammon weighted average shares outstanding December 31, 2005	73,831,114

	Pro Forma weighted average shares outstanding December 31, 2005	95,617,447

c)	Gammon weighted average shares outstanding July 31, 2005	66,002,431

	Pro Forma weighted average shares outstanding July 31, 2005	87,788,764

The impact of the outstanding warrants and options on the pro forma loss per shares has been excluded, as they would anti-dilutive.

SCHEDULE H

INFORMATION CONCERNING GAMMON LAKE RESOURCES INC.

The information concerning Gammon Lake contained in this Circular, including the appendices and on the documents incorporated by reference, has been taken from, or is based upon, publicly available documents and records on file with the securities commissions of Alberta, Ontario, Quebec and Nova Scotia and filed on www.sedar.com, other public sources and information provided directly by Gammon Lake where indicated herein, and is qualified in its entirety by the full text of such documents and records. Although Mexgold has no knowledge that would indicate that any statements contained herein, which have been taken from or are based on such documents and records, are untrue or incomplete, Mexgold assumes no responsibility for the accuracy of the information contained in such documents.

Copies of the documents incorporated herein by reference are available under Gammon Lake's Profile at www.sedar.com and may be obtained on request without charge from the Chief Financial Officer of Gammon Lake at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8, Tel. no. (902) 468-0614.

Documents Incorporated By Reference

The following documents which Gammon Lake has filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this Circular:

1.    Annual Information Form (the "Annual Information Form") dated March 31, 2006 in respect of the five months ended December 31, 2005;

2.    Audited consolidated financial statements of Gammon Lake for the five months ended December 31, 2005, together with the notes thereto and the auditor's report thereon and related management's discussion & analysis ("MD&A");

3.    Audited consolidated financial statements of Gammon Lake for the fiscal year ended July 31, 2005, together with the notes thereto and the auditor's report thereon and related MD&A;

4.    Unaudited consolidated interim financial statements of Gammon Lake for the three months ended March 31, 2006 together with the notes thereto and related MD&A;

5.    Management Information Circular dated April 13, 2006 in respect of Gammon Lake's annual and special meeting of shareholders held on May 10, 2006 (the "Gammon Management Circular");

6.    Material change report dated May 15, 2006 respecting the securing of commitments for an additional US $40,000,000 increase to the credit facility from Scotia Capital and Société Générale to finance costs related to the project including completion of the mill facilities, working capital costs, corporate development and exploration programs;

7.    Material change report dated May 19, 2006 respecting the signing of a definitive agreement with Scotia Capital and Société Générale, finalizing the US$40 million credit facility increase and extension;

8.    Material change report dated May 29, 2006 respecting the execution of the Pre-Arrangement Agreement;

9.    Material change report dated June 7, 2006 providing an updated production report from the Ocampo gold-silver mine; and

10.  Material change report dated June 26, 2006 respecting the execution of the Arrangement Agreement.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to Gammon Lake, and Securityholders should review all information contained in this Circular and the documents incorporated by reference herein.

Any statement contained in a document incorporated by reference herein, or in any subsequently filed document that also is incorporated by reference herein, will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document or the statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this Circular.

No person is authorized to provide to Securityholders any information different from that contained in this Circular. Information on any website maintained by Gammon Lake does not constitute a part of this Circular.

Corporate Structure

Gammon Lake currently has a head office located at Suite 306, Cambridge 2, 202 Brownlow Avenue, Dartmouth, Nova Scotia, B3B 1T5, which will be changed to 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8 in the first week of July 2006. The registered office of Gammon Lake is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7.

Gammon Lake was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name "Golden Rock Explorations Inc.". By Articles of Amendment dated April 17, 1998, Gammon Lake changed its name to its current form of name, "Gammon Lake Resources Inc.", and consolidated its common shares on a 15:1 basis.

The following diagram depicts the organizational structure of Gammon Lake and its significant subsidiaries, the percentage of voting securities owned in each subsidiary, and the location of the material properties in the structure.

(1)    Gammon Lake (USA) Inc. serves as the operating corporation for United States office administrative matters.

(2)    2% of the issued and outstanding shares of Gammon Lake Mexico S.A. de C.V. are held by Gammon Lake directly in accordance with Mexican corporate law requirements.

Summary Description of Business

Gammon Lake is a mineral exploration and development company engaged in the exploration for and development of gold and silver deposits in the State of Chihuahua, Mexico. Gammon Lake also owns approximately 23% of the issued and outstanding common shares of Mexgold.

Gammon Lake owns the Ocampo gold-silver mine and exploration property (covering approximately 10,000 hectares and an operating underground and open pit mine) in the Chihuahua State, Mexico (the "Ocampo Project").

Seven of the concessions are held under option from subject Minera Fuerte Mayo, S.A. de C.V. ("Fuerte") pursuant to a joint venture agreement dated February 21, 2003 (the "Minera Fuerte Buy-Out Agreement"). Under this agreement Gammon Lake granted to Fuerte an 8% net profits royalty up to the maximum of US$2,000,000. An additional US$250,000 is due if, as a result of exploration of the property, a minimum mining reserve of two million ounces of equivalent gold is obtained, as determined by an independent third party consulting firm of international repute which is mutually acceptable to the parties thereto. If Gammon Lake sells the property, the full US$2,000,000 becomes dues and payable at that time.

Another 17 of the concessions are held under option from Minerales de Soyopa, S.A. de C.V. ("Soyopa") pursuant to an agreement dated March 1, 2000 and amended on August 17, 2000, April 24, 2001 and November 24, 2001 (as amended, the "Soyopa Agreement"). To date all of the terms of the Soyopa Agreement has been met and only the following terms are outstanding. Gammon Lake is required to make an additional payment of US$7,000,000. This payment can be made in two separate instalments with US$3,500,000 to be paid on or before November 23, 2006 and the remaining US$3,500,000 to be paid on or before November 23, 2007 except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of US$1,000,000 shall be made to Soyopa which will be credited against the US$7,000,000 obligation and, if the property is sold to a third party, the balance of US$7,000,000 shall be due and owing immediately. The obligation to complete the payment of US$7,000,000 is secured by a charge registered on the mining concessions. In a related arm's length agreement with Compania Minera Global S.A. de C.V. ("Minera Global") dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Agreement, a balance of US$1,000,000 is due to Minera Global upon the sale of the Ocampo Project.

The concessions are for mineral rights only and Gammon Lake has secured the surface rights in the current areas of interest. On March 20, 2002, Gammon Mexico and Soyopa entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Mexico and Soyopa. This agreement covers approximately 2,000 hectares. The agreement is for 30 years for the initial and only payment of US$20,000. The agreement has been registered with the National Agrarian Registry.

It should be noted that some small concessions, held by others, exist within Gammon Lake's concession blocks. These concessions are not in areas of significant mineralization and are not expected to materially and adversely impact the Ocampo Project.

For additional information on the Ocampo Project, Shareholders should refer to "Item 3: Description of Business" in the Annual Information Form.

Recent Developments

On November 29, 2004, Kappes, Cassiday & Associates, Consulting Engineers ("KCA") prepared a bankable feasibility study on the Ocampo Project. The bankable feasibility study is dated November 29, 2004 and entitled "Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach - Bankable Feasibility Study" (the "KCA Report"). The executive summary of the KCA Report is reproduced in the Annual Information Form. The full text of the KCA Report is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The KCA Report estimated an annual average production on the project of 170,000 ounces of gold and 6.2 million ounces of silver, at an average cash cost of US $151.74 per gold-equivalent ounce, and an internal rate of return of 65%.

In February 2005, Gammon Lake assembled a mine development and operations team to place the project into production, with Kappes, Cassiday & Associates, Consulting Engineers appointed for mill and heap leach construction and commissioning. Ground breaking for the construction of the open-pit mines and two surface processing facilities began in early March 2005, with all underground and open-pit mining equipment procured. The mill facilities for processing the underground ore are now under construction. The refinery portion of the mill has been completed and construction of the remaining mill components is proceeding as per the construction schedule set out in the KCA Report.

In December 2005, Gammon Lake announced the completion of an updated resource / reserve determination for the Ocampo property which was prepared by Mintec, Inc. ("Mintec") of Tucson, Arizona. Based on revised mineralized ore zones/veins using the additional information from new drilling and trenching by Gammon Lake, the revised estimate calculated proven and probable reserves of 4,190,000 ounces of gold equivalent, measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category. This represents an 86% increase in proven and probable reserves and a 68% increase in measured and indicated resources from those developed for the KCA Report. Mintec prepared a written report entitled "Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources & Reserves Technical Report - January 2006" (the "Mintec Report"). A summary of the Mintec Report is reproduced in the Annual Information Form. The full text of the Mintec Report is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The following tables summarize the mineral resource and reserve calculations of the Mintec Report.

Total Ocampo Mineral Resources
			Gold
		Silver			Gold		Gold Equivalent
Project Area	Gold (gpt)	(gpt)	Equivalent	Tonnes	Ounces	Silver Ounces	Ounces
			(gpt)

Northeast Area Measures	5.47	242	9.50	1,529,000	269,000	11,911,000	468,000
Open Pit Area Measured	0.79	36	1.39	38,330,000	974,000	44,369,000	1,713,000
Total Measured	0.97	44	1.70	39,859,000	1,243,000	56,280,000	2,181,000

Northeast Area Indicated	4.10	197	7.40	3,389,000	447,000	21,438,000	802,000
Open Pit Area Indicated	0.91	43	1.62	40,532,000	1,186,000	55,650,000	2,114,000
Total Indicated	1.16	55	2.10	43,921,000	1,633,000	77,088,000	2,916,000

Total Measured and Indicated	1.07	50	1.90	83,780,000	2,876,000	133,368,000	5,097,000

Northeast Area Inferred	4.26	234	7.90	13,556,000	1,870,000	99,820,000	3,573,000
Open Pit Area Inferred	2.13	122	3.81	15,769,908	1,080,000	62,065,000	2,114,000
Total Inferred	3.13	172	6.00	29,325,908	2,950,000	161,885,000	5,687,000

The above was calculated using gold-equivalent cut-off grades of 3.0 g/t for Northeast underground and 0.2 g/t for open-pit area. Gold-equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450 and a silver price of US $7.50. Note also that the numbers in the table may not tally perfectly due to rounding.

Proven and Probable Reserves at the Open Pit Area
					Gold	Silver	eAu
	Gold (gpt)	Silver (gpt)	eAu (gpt)	Tonnes	Ounces	Ounces	Ounces

Proven Reserves
Low-Grade Open Pit	0.24	8	0.4	19,370,000	149,000	5,232,000	236,000
High-Grade Open Pit	1.73	83	3.1	13,775,000	766,000	36,673,000	1,379,000

Probable Reserves
Low-Grade Open Pit	0.22	8	0.4	10,199,000	72,000	2,755,000	118,000
High-Grade Open Pit	1.73	80	3.1	14,385,000	800,000	37,003,000	1,417,000

Total Proven and Probable	0.96	44	1.7	57,729,000	1,788,000	81,753,000	3,151,000

Northeast Project Proven and Probable Reserves
			Gold		Gold	Silver	Gold
	Gold (g/t)	Silver (g/t)	Equivalent	Tonnes	Ounces	Ounces	Equivalent
			(g/t)				Ounces
Proven Reserves
Northeast Underground	4.70	220	8.4	1,569,000	237,000	11,052,000	421,000
Probable Reserves
Northeast Underground	4.38	219	8.2	2,385,000	336,000	16,778,000	616,000

Total Northeast Underground	4.51	219	8.2	3,945,000	573,000	27,830,000	1,037,000

On February 1, 2006, Gammon Lake poured its first doré bars from the Ocampo Project. In the first year of production the Ocampo open pit mine is expected to produce 136,735 ounces of gold and 3,979,826 ounces of silver, equating to 203,065 gold equivalent ounces. Total first year commercial production at Ocampo, including from underground operations is expected to exceed 300,000 gold-equivalent ounces (190,000 ounces of gold and 6.6-million ounces of silver). Exploration and development work is ongoing to expand known mineral resources and identify new mineral resources.

In February 2006 Gammon Lake announced it had that it had been awarded, through government lottery, an additional 6,000-hectares surrounding the Ocampo property. The consolidation of this new mineral concession with Gammon Lake's existing land holdings (42 concessions covering approximately 3,500 hectares) has resulted in Gammon Lake holding 100% control of approximately 10,000 hectares.

As of May 7, 2006, Gammon Lake had placed 587,534 tonnes of ore on the heap leach pad, averaging 1.24 grams per tonne of gold and 47.19 grams per tonne of silver. Using recovery rates established in the feasibility study of 87% for gold and 72% for silver, this would equate to 23,365 ounces of gold and 891,364 ounces of silver, recoverable, minus recoveries to date. Using recent metal prices of US$682 per ounce of gold and US$12.43 per ounce of silver, recoverable ore on the heap leach is valued at approximately US$27 million. Gammon Lake is ramping up production and is currently stacking between 10,000 and 12,000 tpd on the heap leach pad.

During May 2006, the Ocampo heap leach produced 7,729 gold equivalent ounces (5,737 ounces of gold and 101,605 ounces of silver), based on actual gold and silver prices realized upon sale. During the month of May, Gammon Lake mined an average 14,829 tonnes of ore per day and is currently stacking approximately 10,000 to 12,000 tonnes of ore per day on the heap leach pad. Metallurgical test work indicates that the heap leach has a 120-day recovery cycle on ore stacked and placed under leach. It is expected that production will continue to accelerate over the coming months, with the heap leach reaching full commercial production during the month of September, 2006. Gammon Lake estimates full production from the heap leach at an average of 136,735 ounces of gold and 3,979,826 ounces of silver per year using 13,000 tonnes per day of ore stacked on the heap leach. Total first year commercial production at Ocampo, including underground operations is expected to exceed 190,000 ounces of gold and 6.6-million ounces of silver. Construction of the Ocampo 1,500 tonne per day mill is on schedule for first ore processing during the month of July, 2006.

On October 14, 2005, Gammon Lake secured a credit facility with Scotia Capital Inc. The facility is secured and consists of a two-year revolving facility of US$40,000,000, and a three year revolving facility of US$20,000,000. Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. See Note 6 to Gammon Lake's audited annual financial statements for the five months ended December 31, 2005. In order to preserve Gammon Lake's corporate budget for production start-up at the Ocampo Mine and fund the Mexgold warrant exercise, this credit facility was increased to US$67.5 million during the first quarter of 2006. On May 19, 2006, Gammon Lake signed a definitive agreement with Scotia Capital and Société Générale for an additional US$40,000,000 increase to the credit facility. The increased facility bears interest at the same interest rates as the original facility. Proceeds from this facility will be applied to remaining costs related to the project including completion of the mill facilities, working capital costs, corporate development and exploration programs. As disclosed in the unaudited interim consolidated financial statements and MD&A for the three months ended March 31, 2006, certain of the covenants and repayment terms were renegotiated in Gammon Lake's favour to allow for robust cash flow from operations for future corporate development and exploration activities. Under the restructured repayment schedule, payments of US$8,750,000 are due on a quarterly basis with the first payment scheduled for December 31, 2006.

During 2005, Gammon Lake changed its year end from July 31 to December 31. For more details, Shareholders should refer to the MD&A to the audited financial statements for the five months ended December 31, 2005.

On May 11, 2006, Gregory K. Liller resigned from the Board of Directors and from the office of Vice-President, Exploration. Except for the resignation of Mr. Liller, the directors and officers of Gammon Lake are as set out under "Section II - Business of the Meeting - Election of Directors", "Officers of the Corporation" under "Section III - Executive Compensation and Other Information - Officers", and "Section IV - Corporate Governance" in the Gammon Management Circular.

At the annual and special meeting of shareholders of Gammon Lake held on May 10, 2006, the disinterested shareholders of Gammon Lake approved increasing the maximum number of common shares reserved for grants of options under Gammon Lake's stock option plan for directors, officers, employees and consultants from 19,500,000 to 22,500,000 Gammon Lake Common Shares. The disinterested shareholders also approved the grant of a total of 2,445,000 options to directors, officers, employees and consultants of Gammon Lake that were made before the above-mentioned amendment to the stock option plan.

Pro Forma Consolidated Capitalization

Based on the Pro Forma Financial Statements, the pro forma consolidated capitalization of Gammon Lake following the Arrangement is anticipated to be as follows:

			Outstanding as at March 31,
	Amount	Outstanding as at March	2006, after giving effect to the
Capital	Authorized	31, 2006	Arrangement(2)

Long-Term Debt		$39,007,240(1)	$42,625,879(3)

Shareholders' Equity:
Class A Preferred Shares	Unlimited	-	-
Class B Preferred Shares	Unlimited	-	-
Common Shares	Unlimited	$233,080,123	$541,138,878(4)
(Number of Common Shares)		(79,130,724)	(100,917,057)
Contributed Surplus		$16,514,639	$73,714,689
Deficit		($49,988,019)	($49,988,019)
Total Shareholders' Equity		$199,606,743	$564,865,548

(1)    See note 6 to Gammon Lake's financial statements for the three months ended March 31, 2006 for a description of Gammon Lake's loan and capital lease obligations.

(2)    Based on the pro forma balance sheet as at March 31, 2006.

(3)    After March 31, 2006, Gammon Lake increased its credit facility with Scotia Capital and Société Générale, by US$40 million. Between March 31, 2006 and June 28, 2006, Gammon Lake has drawn down an additional $20,000,000 under the increased credit facility.

(4)    Excludes the Gammon Lake Common Shares that issuable upon the exercise of the Gammon Lake Warrants and Gammon Lake Options. The number of Gammon Lake Common Shares is based on the number of Gammon Lake Common Shares issued and outstanding as at March 31, 2006. Additional Gammon Lake Common Shares have been issued since then, so the number of Gammon Lake Common Shares outstanding on the completion of the Arrangement is expected to be 101,122,057.

Selected Consolidated Financial Information of Gammon Lake

The following table sets out a summary of Gammon Lake's financial operations during the last two fiscal years and the three months ended March 31, 2006. Gammon Lake's fiscal year end used to be July 31, but in 2005 it was changed to December 31. The five months ended December 31, 2005 constituted Gammon Lake's "transition year" for reporting purposes. For full information on the financial results of Gammon Lake and management's discussion and analysis for these periods, please refer to the audited consolidated financial statements of Gammon Lake for the year ended July 31, 2005 and the five months ended December 31, 2005, and the unaudited financial statements for the three months ended March 31, 2006, which are incorporated by reference in this Circular.

	Year Ended	Five Months Ended	Three Months Ended
	July 31, 2005	December 31, 2005	March 31, 2006
	(audited)	(audited)	(unaudited)
Revenues(1)	-	-	$2,088,038
Net Income (Loss)	($19,375,595)	($11,607,510)	$(5,410,149)
per share	($0.29)	($0.16)	$(0.07)
Total Assets	$210,348,878	$258,955,515	$298,627,736
Total Long-Term Financial	$8,581,300	$21,203,828	$39,007,240
Liabilities(2)
Cash Dividends Declared per	-	-	-
Share

(1)    Revenues from mining operations. Interest income, gains on equity investments, and foreign exchange gains are not included in revenue for the purposes of this table.

(2)    Including capital lease obligations but excluding the current portion of long-term debt and capital leases.

For management's discussion and analysis for the periods presented above, and for summary consolidated financial information for Gammon Lake's three most recently completed fiscal years and its eight most recently completed fiscal quarters, please refer to the MD&A filed on www.sedar.com in connection with the financial statements for the periods presented above.

Description of Securities

Gammon Lake's authorized capital consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 79,335,724 common shares are issued and outstanding as at June 28, 2006. There are no Class A or Class B preferred shares currently outstanding.

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of Gammon Lake and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Gammon Lake out of funds legally available therefor and to receive pro rata the remaining property of Gammon Lake on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The Class A and Class B preferred shares are non-cumulative, non-participating, non-voting and redeemable at their paid-in value. Dividends on the Class A and Class B preferred shares are determined by the board of directors and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares. The Class A and Class B preferred shares are entitled to preference over the Common Shares and any other shares of Gammon Lake ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Gammon Lake. Any amendment to the articles of Gammon Lake to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

Legal Proceedings

To the best of the knowledge of the directors and officers of Gammon Lake, there are no legal proceedings involving Gammon Lake or its property as at the date of this Circular.

Auditors, Registrar and Transfer Agent

The auditors of Gammon Lake are KPMG LLP, Chartered Accountants, Halifax, Nova Scotia.

The Transfer Agent and Registrar of Gammon Lake is Computershare Investor Services Inc.. Computershare's register of transfers for the Gammon Lake Common Shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation relating to Gammon Lake described in this Circular: (i) TD Securities Inc. prepared the Valuation and Fairness Opinion; (ii) KPMG LLP, Chartered Accountants, prepared an audit report as auditors of Gammon Lake for the five months ended December 31, 2005; (ii) Grant Thornton, LLP, Chartered Accountants, prepared an audit report as auditors of Gammon Lake for the fiscal year ended July 31, 2005; (iii) Kappes, Cassiday & Associates prepared a report dated November 29, 2004, entitled "Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach - Bankable Feasibility Study"; and (iv) Mintec, Inc., prepared a report dated January 2006, entitled "Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources and Reserves Technical Report - January 2006".

Except for Grant Thornton LLP, whose partners own less than 1% of the issued and outstanding Common Shares, none of the above-noted persons or companies hold a registered or beneficial interest, direct or indirect, in any securities or other property of Gammon Lake and its associates and affiliates, including Mexgold.

SCHEDULE I

INFORMATION CONCERNING MEXGOLD RESOURCES INC.

Documents Incorporated By Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions of British Columbia, Alberta, Ontario and New Brunswick. Copies of the documents incorporated herein by reference are available under Mexgold's profile at www.sedar.com and may be obtained on request without charge from the Chief Financial Officer of Mexgold at 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8, Tel. no. (902) 468-0614.

The following documents filed with the relevant Commissions by Mexgold are specifically incorporated by reference into, and form an integral part of, this Circular:

1.    Audited consolidated financial statements of Mexgold for the eight months ended December 31, 2005 and the fiscal years ended April 30, 2004 and 2005, together with the notes thereto and the auditor's report thereon and related management's discussion & analysis ("MD&A");

2.    Unaudited consolidated interim financial statements of Mexgold for the three months ended March 31, 2006 and April 30, 2005 together with the notes thereto and related MD&A;

3.    Material change report dated March 15, 2006 respecting the exercise of 11,250,000 common share purchase warrants of Mexgold for total proceeds of $28,125,000 execution of the Pre-Arrangement Agreement;

4.    Material change report dated April 21, 2006 respecting the new resource and reserve calculation at the El Cubo - Las Torres mine complex;

5.    Management Information Circular dated May 24, 2006 in respect of Mexgold's annual and special meeting of shareholders held on June 14, 2006 (the "Mexgold Management Information Circular");

6.    Material change report dated May 29, 2006 respecting the execution of the Pre-Arrangement Agreement;

7.    Material change report dated June 7, 2006 providing an updated production report from the El Cubo - Las Torres gold-silver mine complex; and

8.    Material change report dated June 26, 2006 respecting the execution of the Arrangement Agreement.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to Mexgold and the Shareholders should review all information contained in this Circular and the documents incorporated by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any subsequently filed document that is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document or the statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this Circular.

Mexgold has not authorized any other person to provide a Securityholder with information different from that contained in this Circular. Information on any website maintained by or on behalf of Mexgold does not constitute a part of this Circular.

Corporate Structure

Mexgold was formed under the laws of the Province of Alberta by articles of incorporation dated April 28, 1993, under the name, "Skymore Resources Inc.". By articles of continuance dated November 21, 2001, Mexgold continued its corporate charter from the Province of Alberta to the Province of Ontario. By articles of amendment dated November 20, 2001, the company changed its name from "Skymore Resources Inc." to "Seven Clans Resources Ltd.", and consolidated its issued and outstanding shares on the basis of one (1) common share for every three (3) common shares outstanding at that time. By articles of amalgamation dated April 30, 2002, the company amalgamated with a wholly-owned subsidiary, Seven Clans Resources Ltd. to continue as, "Seven Clans Resources Ltd.". By articles of amendment dated May 27, 2003, the company consolidated its issued and outstanding shares on the basis of one (1) common share for every two (2) common shares outstanding at that time. By articles of amalgamation dated May 27, 2003, the company amalgamated with a wholly-owned subsidiary, Mexgold Resources Inc. to continue as, "Mexgold Resources Inc.".

The Common Shares are listed for trading on the TSXV under the trading symbol, "MGR". The principal and registered office of Mexgold is currently located at Suite 306, Cambridge 2, 202 Brownlow Avenue, Dartmouth, Nova Scotia, B3B 1T5 and will be changed to 1601 Lower Water Street, Suite 402, Summit Place, Halifax, Nova Scotia, B3J 2P8 in the first week of July 2006.

The following diagram depicts the organizational structure of Mexgold and its significant subsidiaries, the percentage of voting securities owned by Mexgold in each subsidiary, and the location of the material properties in the structure.

General Development of the Business

On May 23, 2003, Mexgold's predecessor Seven Clans Resources Ltd. acquired all of the issued and outstanding shares of Mexgold Resources Inc., a private Ontario company that owned all of the issued and outstanding shares of Metales Interamericanos, S.A. de C.V. ("Metales"). Metales in turn was the owner of five concessions in Chihuahua State, Mexico, comprising the Guadalupe y Calvo gold-silver exploration property. The transaction constituted a reverse take-over of Seven Clans Resources Ltd. by Mexgold Resources Inc. Immediately following the acquisition, Seven Clans Resources Ltd. and Mexgold Resources Inc. amalgamated to form Mexgold.

On September 18, 2003, the Common Shares began trading on the TSXV under the symbol "MGR".

On February 27, 2004, Mexgold completed a private placement of 22,500,000 subscription receipts (the "Subscription Receipts") for gross proceeds of $45,000,000. The private placement was carried out to finance the acquisition of Compania Minera del Cubo, S.A. de C.V. ("El Cubo") which owns the El Cubo gold-silver mine located in Guanajuato State, Mexico. Each Subscription Receipt represented the right to receive one Unit upon completion of the acquisition of the El Cubo gold-silver mine. Each Unit consisted of one common share of Mexgold and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire one Common Share at a price of $2.50 per share until February 26, 2006. On March 5, 2004, Metales completed the acquisition of 100% of the issued and outstanding shares of El Cubo for a purchase price of US$13,571,500. Upon the completion of the El Cubo acquisition, all of the Subscription Receipts were automatically exercised for Common Shares and common share purchase warrants. Between March 5, 2004 and March 15, 2006, all of the foregoing warrants were exercised to acquire 11,250,000 Common Shares for total proceeds of $28,125,000.

In 2004, the ownership of Mexgold's subsidiaries was subsequently reorganized so that both Metales and El Cubo are now owned directly by Mexgold.

In September 2004, Metales entered into a mining lease agreement with Compania Minera Las Torres, S.A. de C.V.

("Torres"). Pursuant to the agreement, Metales acquired the right to explore, develop and mine the Las Torres gold-silver property located in Guanajuato State, Mexico, for a five-year period, subject to renewal for a further five year period. The annual lease payments equal US$720,000 per year. Mexgold has provided a letter of credit in the amount of US$1 million in favour of the fulfilment of the terms and conditions as set forth in the mining lease agreement. In addition, Metales is required to pay a 3.5% net smelter return royalty on all gold and silver sales at a price equal to or above US$350 per gold ounce and US$5.50 per silver ounce, with a minimum monthly royalty of US$20,000. Mexgold paid the first year payment in advance in the amount of US$240,000. The royalty will gradually decrease to a 3.0% net smelter return for sales of gold and silver at a price at or below US$300 per gold ounce and US$5 per silver ounce. The Las Torres property commenced production during the November 2005.

The Las Torres lease was subsequently transferred to El Cubo, as were the concessions making up the Guadalupe y Calvo property. All of Mexgold's Mexican properties are now held through El Cubo.

During 2005, Mexgold changed its fiscal year-end from April 30 to December 31 to make Mexgold's reporting period consistent with that of other precious metal producing issuers. For more details, Shareholders should refer to the MD&A to the audited financial statements for the eight months ended December 31, 2005.

The following table summarizes the monthly production from the El Cubo mine for the first quarter of 2006.

Month	Gold Ounces Produced	Silver Ounces Produced
January 2006	3,382	177,515
February 2006	3,259	153,463
March 2006	4,002	165,805

During May 2006, Mexgold produced 3,571 ounces of gold and 128,675 ounces of silver from the El Cubo - Las Torres mine complex.

On April 21, 2006, Mexgold announced the results of a resource and reserve estimation for mineral deposits contained within the El Cubo and Las Torres Project Areas. The calculation completed by Mexgold and audited by Glenn R. Clark and Associates and Glenn R. Clark, P.Eng, a qualified person under NI 43-101, estimated the proven and probable reserves to be 4.65-million tonnes grading 3.24 grams per tonne gold and 183 grams per tonne silver, containing 484,234 ounces of gold and 27,347,755 ounces of silver (949,958 gold equivalent ounces). This equates to a mine life of 10 years based on a production rate of 1,320 tpd (467,280 tonnes per year). Total measured and indicated resources have been estimated at 5.37-million tonnes grading 4.01 grams per tonne gold and 187 grams per tonne silver, containing 692,833 ounces of gold and 32,234,137 ounces of silver (1,241,770 gold equivalent ounces). An additional 7.53-million tonnes, grading 3.51 grams per tonne gold and 172 grams per tonne silver remains in the inferred category, and contains 849,272 ounces of gold and 41,703,051 ounces of silver (1,559,462 gold equivalent ounces).

On April 21, 2006, Mexgold announced the results of eight new exploration drill holes from Mexgold's 100% owned Guadalupe y Calvo Gold-Silver Project, located in Chihuahua, Mexico. Exploration work at this property has previously returned positive results, and these eight new holes returned 10 intercepts above a 3.0 gram per tonne cut off grade.

Description of the Business

Mexgold is in the business of gold and silver mining, including exploration, development, extraction and processing. Mexgold has the following three mining properties and is currently focused on operating and developing them.

1.    The El Cubo gold-silver mine in Guanajuato State, Mexico: Through El Cubo, Mexgold holds a 100% interest in the El Cubo mine, consisting of 58 exploitation and exploration concessions that cover approximately 8,000 hectares. The El Cubo mine operates as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. Mexgold has been producing gold and silver from the El Cubo mine since Mexgold acquired the mine in March 2004. In addition, Mexgold is conducting exploration activities in the area around the El Cubo mine in order to increase potential resources within the current El Cubo mine and to expand the resource base in areas outside of the current mine area. Mexgold's near term objective is to increase annual mine production from the El Cubo mine to at least 100,000 gold equivalent ounces, at a cash cost of less than US$200 per ounce.

2.    The Las Torres gold-silver mine in Guanajuato State, Mexico: Pursuant to a lease agreement between El Cubo and Torres, Mexgold operates the Las Torres mine complex. The Las Torres mine complex is immediately adjacent to the El Cubo Mine, and consists of 50 exploitation concessions encompassing approximately 6,400 hectares, a mill complex (currently inactive) and four working mines: Cedros, Peregrina, Apolo and Sirena. Mexgold has been producing gold and silver from the Peregrina mine since October 2005. Production from the Las Torres mine complex is reported with production from the El Cubo mine.

3.    The Guadalupe y Calvo gold-silver exploration project in Chihuahua, Mexico: Through El Cubo, Mexgold holds a 100% interest in this project, consisting of four concessions totalling approximately 436 hectares. Mexgold has launched a 30,000 metre exploration drilling program at the project, focused on upgrading and expanding the property's resources.

Mineral Properties

El Cubo and Las Torres Gold-Silver Mines

The following description of the El Cubo and Las Torres properties is summarized in part from a report dated May 31, 2006, prepared for Mexgold by Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited and Leonard R. Kilpatrick, P.Eng. of L.R. Kilpatrick Associates Inc. in accordance with NI 43-101 (the "GCA-LRK Report"). Both Messrs. Clark and Kilpatrick are qualified persons under NI 43-101 and independent of Mexgold and Gammon Lake. The full text of the GCA-LRK Report is available under Mexgold's profile on the SEDAR at www.sedar.com.

The El Cubo and Las Torres mines are described together because they are adjacent to each other.

Property Description and Location

The El Cubo mine is located at the village of El Cubo in central Mexico. El Cubo is approximately 10 km east of the City of Guanajuato. Guanajuato is the capital city of the State of Guanajuato. The city of Guanajuato is approximately 275 km northwest of Mexico City.

El Cubo holds a 100% interest in 58 exploitation and exploration concessions that cover 8,086.99 hectares. The 35 concessions shown in the table below are free of any liens or encumbrances, except as set out below. All of the concessions are exploitation concessions except as set out below.

Name of Concession	Concession	Expiration Date	Surface Area
	Number		(hectares)

"Entre el Varal"	214132	Aug. 9, 2051	3.8977
"La Asunción"	214133	Aug. 9, 2051	10.0000
"Violeta"	214134	Aug. 9, 2051	75.6694
"Maria Fracc NE"	214135	Aug. 9, 2051	146.1390
"Violeta"	214136	Aug. 9, 2051	45.6837

"La Liberia"	214422	Sep. 5, 2051	67.8210
"Siglo XX"	214423	Sep. 5, 2051	43.7628
"Virjan"	214424	Sep. 5, 2051	49.0000
"Las Animas II"	214425	Sep. 5, 2051	79.5086
"San Antonio de los Tiros"	217998	Sep. 29, 2052	25.6113
"Paco"	217999	Sep. 29, 2052	188.2252
"Luisa Evelia"	157855	Nov. 29, 2022	22.2241
"Ntra. Sra. de los Dolores El Tajo"	R.F. 306	Sep. 8, 2011	7.2264
"El Durazno"	164988	Aug. 12, 2029	60.0000
"Santa Rosa"	157913	Dec. 6, 2022	20.5064
"La Fragua"	165653	Nov. 18, 2029	42.0000
"Ampl. De San Joaquin y Demasias"	4334	Sep. 8, 2011	7.7252
"San Joaquin el Fuere y Demasias"	R.F. 307	Sep. 8, 2011	12.5700
"Demasias de San Joaquin"	1925	Sep. 8, 2011	1.7717
"Canta Ranas"	210492	Oct. 7, 2049	98.5468
"La Providencia"	211859	July 27, 2050	256.7454
"Unificacion Villalpando Norte" (1)	211996	March 1, 2011	374.4603
"El Edén"	212009	Aug. 17, 2050	1675.7707
"San Patricio"	212168	Sep. 21, 2050	3.4634
"Dalia" (2)	210951	Feb. 28, 2006	129.0207
"Gracias a Dios" (2)	212534	Oct. 30, 2006	357.7608
"La Sauceda" (2)	213305	April 4, 2007	748.0000
"La Palma" (2)	213435	May 10, 2007	327.7095
"Marisela" (2)	213751	June 14, 2007	135.9622
"La Palomas" (2)	214260	Sep. 5, 2007	257.0432
"Guanajuato Nuevo" (2)	214283	Sep. 5, 2007	60.0000
"Siglo XXI" (2)	214614	Oct. 1, 2007	47.1809
"Los Pingüicos" (2)	214742	Nov. 21, 2007	985.1100
"Olga Margarita" (2)	215175	Feb. 7, 2008	416.8909
"Janet" (2)	215176	Feb. 7, 2008	96.0000
"Don Guillermo" (2)	215926	April 1, 2008	9.0808
"Huematzin" (3)	171591	Nov. 11, 2032	37.5000
"Socavón de los Alisos" (3)	182003	April 7, 2038	66.3687
"Santa Fe del Monte" (3)	154139	Jan. 25, 2021	15.3541
"El Cuarteto" (3)	182005	April 7, 2038	26.0910
"Ampliación de Pasadena" (3)	182006	April 7, 2038	3.3399
San Juan de Tacuitapa" (3)	182004	April 7, 2038	24.0000
"Albertina o La Merced" (3)	182007	April 7, 2038	5.9316
"Pimera Ampl De Albertina o la Merced" (3)	161513	April 24, 2025	8.8652
"El Chupiro" (3)	171840	June 14, 2033	13.3873
"El Cabrestante" (3)	165792	Dec. 10, 2029	9.0000
"La China" (3)	165797	Dec. 10, 2029	48.5754
"Minas Viejas" (3)	165794	Dec. 10, 2029	16.0000
"San Juan" (3)	165791	Dec. 10, 2029	37.3586
"Ampl de Cabrestante" (3)	165795	Dec. 10, 2029	89.0000
"Nueva Luz del Nayal" (3)	165796	Dec. 10, 2029	55.0000
"San Cayetano Animas y Prov." (3)	181236	Sep. 10, 2037	30.9920
"Duranzo Prisco" (3)	165109	Aug. 22, 2029	43.7524
"La Libertad" (3)	165168	Sep. 11, 2029	48.1000
"Edelmira II" (3)	165245	Sep. 13, 2029	135.2726
"La Soledad" (3)	165669	Nov. 27, 2029	65.0000
"Ampl de la Fragua" (3)	164851	July 7, 2029	130.8850
"Unificacion Villapando Sur" (3)	206360	Oct. 20, 2011	289.1301
		Total Hectares	8,086,9920

(1)    The concession, "Unification Villalpando Norte" (211996), is subject to a right of way agreement with Torres (Las Torres is now under lease by Mexgold).

(2)    These 12 concessions are exploration concessions.

(3)    These 22 concessions are subject to a voluntary first priority mortgage which secures a US$7,000,000 loan made to El Cubo by the Mexican Mining Development Trust.

In addition, El Cubo leases from Torres the Las Torres mine complex that is adjacent to the El Cubo mine. The Las Torres property consists of 50 exploitation concessions covering 6,399.12 hectares. All of the Las Torres concessions are exploitation concessions. The Las Torres concessions surround the main operation portions of the El Cubo property and the Peregrina Mine portion of the Las Torres property covers the extensions of the mineral trend that is being mined at El Cubo.

Name of Mine and Concession	Concession	Expiration	Surface Area
	Number	Date	(hectares)
APOLO
APOLO V	203005	April 17, 2046	585.0664
APOLO IV	203006	April 17, 2046	809.2176
APOLO VII	203077	April 17, 2046	724.9594
APOLO III	203008	April 17, 2046	233.8254
PEREGRINA
PEREGRINA	180288	Mar. 23, 2037	323.5419
LA SEXTA	186429	Mar. 29, 2040	52.1038
SAN CARLOS	194281	Dec. 18, 2041	154.2048
APOLO XIII	215265	Feb. 13, 2052	43.5238
EL NAYAL	215266	Feb. 13, 2052	67.0292
MARISA	215272	Feb. 13, 2052	49.5707
APOLO VII-B	218427	Nov. 4, 2052	2.4349
APOLO VII-A	218436	Nov. 4, 2052	30.8877
MESA PAREDES FRACC. II	220316	July 10, 2053	1.2435
MESA PAREDES FRACC. 1	220417	July 24, 2053	285.1345
MES PAREDES	220769	Sept. 29, 2053	398.5968
VIOLETITA	220770	Sept. 29, 2053	2.0000
SIRENA
SAN RICARDO	147575	April 28, 2017	50.000
EL GATO	169129	Oct. 1, 2031	1.6080
DULCE	169130	Oct. 1, 2031	11.1045
EL CORONEL	172736	June 27, 2034	55.2314
SIRENA	180285	Mar. 23, 2037	327.6590
TARA	186252	Mar. 26, 2040	10.3645
LA SORPRESA	187499	July 4, 2040	32.0052
KARLA	187908	Nov. 21, 2040	30.7600
LOS TIGRES	189683	Dec. 4, 2040	23.6812
EL HALLAZGO	189869	Dec. 5, 2040	54.0000
ESTRELLA FRANCE No. 2	190206	Dec. 5, 2040	1.0216
MARCELA	191090	April 28, 2041	120.0000
EL MECO 2	191774	Dec. 18, 2041	54.6333
UNIFICACIÓN LAS TORRES	196528	Sept. 22, 2011	480.4178
APOLO	200721	Sept. 25, 2044	141.0500
APOLO II	200722	Sept. 25, 2044	149.1621
SAN RAUL	210797	Nov. 25, 2049	300.0183
EL SULFATO	211429	May 22, 2050	9.0000
LA BAILARINA	211790	July 27, 2050	17.9653
APOLO 1	211988	Aug. 17, 2050	129.4830
EL CEDRO

CANALES	168977	Aug. 30, 2031	21.0552
BELEÑA	191778	Dec. 18, 2041	30.2609
EL SANTO NIÑO	198142	Nov. 4, 2031	19.6008
EL CEDRO	198170	Aug. 30, 2031	83.8543
CONSTANCIA	198171	Aug. 30, 2031	43.0930
PURISIMA	198172	Aug. 30, 2031	37.2510
SANTANDER	198198	July 29, 2042	5.9522
BELEÑA NO. 2	198338	Nov. 18, 2043	1.7847
EL TRIUNFO	202861	April 1, 2046	93.7142
EL POPULO	202862	April 1, 2046	22.4139
GLORIA	202863	April 1, 2046	24.4354
LA CASUALIDAD	202864	April 1, 2046	11.2472
SAN VICENTE	202865	April 1, 2046	10.0000
REFORMA	203905	Nov. 4, 2046	231.9508
		Total Hectares	6399.1192

Pursuant to the lease agreement with Torres, Mexgold has the right to explore, develop and mine the Las Torres property for a period of 5 years expiring in September 2009, with the right to renew for a further five year period. Annual lease payments total US$480,000 in the first year, and US$720,000 each year thereafter. In addition, Mexgold is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above US$350 per ounce of gold, $5.50 per ounce silver, with a minimum monthly royalty of US$20,000. The royalty declines on a sliding scale to a 3.0% net smelter return for sales of gold and silver at or below US$300 per ounce gold and US$5.00 per ounce of silver.

The Las Torres lease agreement also includes use of the Las Torres mill complex. This plant is a modern 2,200 tpd hoisting, grinding and flotation processing facility. This plant has an estimated replacement cost of US$17 million. The plant is currently not in use, but as Mexgold plans to increase the production at the combined operation, the availability of this plant represents a potentially significant capital savings. Las Torres milling and processing costs are estimated to be US$8.00 per tonne. The availability of this plant represents a potentially significant capital saving if continued exploration identifies sufficient additional mineral resources to warrant expansion and the operating of this facility.

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and it varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July. The following table sets out the total minimum investment and assessment work and the mining duty required annually to keep the El Cubo and Las Torres concessions in good standing.

Concessions	Minimum Investment / Assessment	Mining Duty
Work
El Cubo exploration concessions	US$62,400
(3,570 hectares)		US$23,400
El Cubo exploitation concessions	US$162,400
(4,517 hectares)
Las Torres leased exploitation	US$147,700	$36,600
concessions (6,399 hectares)

Mexgold will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and the past work.

The concessions are for mineral rights only. El Cubo and Torres have secured the surface rights in the current areas of interest.

In order to engage in exploration and commercial mining activity, an environmental permit is required. Mexgold currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

El Cubo is approximately 10 km east of the City of Guanajuato, the capital city of the State of Guanajuato. Guanajuato City is approximately 275 km northwest of Mexico City. The area is accessible by daily plane service to the Leon airport, directly from the USA and many parts of Mexico. Leon is 45 km west of Guanajuato.

The Village of El Cubo surrounds the El Cubo mine offices and the level 4 adit. This village supplies some of the work force, however the majority of the workers come from Guanajuato and other surrounding villages. The El Cubo Mine is connected to the national electrical grid. Mining has been the major industry in the area. An adequate workforce that is familiar with mining, and the necessary support facilities, are present in the region.

The Guanajuato District is near the southern edge of the Mexican Central Plateau. South-eastern outliers of the Sierra Madre Occidental physiographic province cover the district. The offices at the mine are at an elevation of 2265 m and the mine ranges in elevation from 2647 m at the upper most level, level 180, to 1905 m at the lowest level (14th) in the El Cubo mine. The adjacent Las Torres mine is developed deeper to an elevation of approximately 1600 m. The original processing plants were built in a steep sided canyon up the valley from the town. The most recent mill was built on a hill side away from the town and closer to the upper levels and the San Lorenzo shaft.

The cold winters and mild summers are typical of the temperate climate in the area. The area is mainly devoid of trees, however, in the valleys and where reforestation has taken place, there are stands of trees. The Encino tree that is found in the area is protected. Some cattle grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops. Any farming activities would have to be considered subsistence. Although there is a reasonable amount of rainfall each year there are no large bodies of water or large rivers nearby. The required water is supplied from the mine and the recycled water from the tailings impoundment facilities.

History

Silver and gold have been mined in the Guanajuato area for approximately 450 years. The El Cubo property has been active since the 17th century. The total production from the Guanajuato District is estimated at 6 million ounces of gold and 1.2 billion ounces of silver. The El Cubo mine and the adjacent Peregrina mine account for a large part of the gold that has been mined in the District.

In 1995 production was expanded from 350 to 800 tpd and then further increased to 1400 tpd in 2001. The expanded throughput of the mills saw a decrease in ore grade after each expansion. The decrease in ore grade was probably due to insufficient working places to supply the increased tonnage to the mills and the tonnage shortfall was made up using low grade material from old stope fill. As there was a tonnage shortage there probably was less emphasis on grade control, giving increased tonnages mined but at a lower grade.

El Cubo was purchased by Mexgold Resources Inc. in March 2004.

The Las Torres mine and mill complex owned by Torres was leased by Metales in October 2004. The lease is now held by El Cubo. This property has been in production for many years, especially the adjacent Peregrina mine.

Geological Setting and Mineralization

The eastern part of the Guanajuato Mining District where El Cubo is located is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks.

There are three main northwest trending vein systems that cut these volcano-sedimentary sequences. The veins systems from west to east are known as La Luz, Madre and La Sierra systems. These systems are generally silver rich with gold to silver ratios from 1:72 to 1:214. They are known along strike for 10 to 25 km. The known vertical extent of the economic grade mineralization is considered to be up to 550 m, however, the mineralization at El Cubo is known to extend more than 800 m vertically.

The veins at El Cubo are found in all of the formations and are not rock type specific. The principal host rocks for the ore shoots are the Guanajuato Conglomerate for the lower ores and the Bufa Rhyolite for the upper ores. The mineral deposits in the El Cubo area are all related directly to faults. The deposits occur as open-space fillings in fracture zones or impregnations in the locally porous wall rocks. The veins formed in relatively open spaces are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit.

There are approximately 40 veins within the El Cubo mine area that are included within the mineral resource estimations. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1730 m. In the adjacent Las Torres Mine the veins are developed down to an elevation of approximately 1600 m.

The economic mineralization at El Cubo is gold and silver. During World War 2 some selenium was recovered and sold. Base metal values are generally absent, except for small amounts of chalcopyrite. El Cubo appears to be a low sulphur system with abundant pyrite, but no arsenopyrite.

Exploration and Drilling

The El Cubo mine has not had a lot of exploration in the recent past and Mexgold has raised funds recently with the intent of increasing exploration work on the property. Diamond drilling from surface was started at the end of June 2004 and to the end of 2005 113 holes were drilled for a total drill footage of close to 31,000 m. The results of the exploration program have been incorporated into the calculation of mineral resources and reserves under "Mineral Resources and Mineral Reserves", below.

Mexgold's exploration program at the El Cubo - Las Torres Mine Complex has been focused on two key objectives: (a) to increase production within the current El Cubo mine, and (b) to expand the resource base in areas outside of the current mine area. Initially, increasing mine production was the first priority, and approximately 70% of Mexgold's resources were allocated to this task. As mining efficiencies have improved and production increased, Mexgold has been able to shift emphasis to exploration within the historic Guanajuato District. This increase in district-wide exploration has been enhanced by the Las Torres property acquisition, which has provided Mexgold access to almost the entire Guanajuato District. This has enabled Mexgold to expand the current 60,000-metre exploration drilling program at El Cubo to a district wide exploration program. A total of 95 new drill holes were drilled. As a result of this drilling, three significant targets of interest have been developed outside of the main El Cubo mine area. These include the La Loca, a northwest trending vein complex, currently being accessed from Las Torres and scheduled for production this year; the Phoenix, a significant vein swarm southeast of the main Peregrina mine, capable of hosting both bulk tonnage mineralization and high grade gold and silver veins; and the Veta Madre, a potential moderate grade bulk tonnage open pit heap leach target. These three targets represent areas outside of the current mine area and have been identified by positive exploration results as areas with significant potential to increase mineable resources on the Mexgold property.

Sampling, Analysis and Security of Samples

The El Cubo mine has an assay laboratory associated with the milling complex. This laboratory assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are sent to Chemex for analysis.

The sampling, handling and assaying methods used at El Cubo are consistent with good operational practice.

The El Cubo laboratory has two buildings. One building is for sample preparation and one for the analysis. The laboratory can prepare and assay 250 samples per day. All of the gold samples are assayed by fire assaying with gravimetric finish. Every tenth sample is run in duplicate as a quality check. Although there has been some comparison of assays with other laboratories, there is not a regular and standard procedure to do this. In their report dated April 12, 2004, which was relied upon by the authors of the GCA-LRK Report, Chlumsky, Armbrust and Meyer, LLC examined eleven headgrade samples that were assayed both at the El Cubo and Peñoles Las Torres Laboratories. The Peñoles results were consistently 6% higher in silver and 1% higher in gold. This consistent relationship between the two laboratories shows good repeatability of the analysis. The real test of the analysis is whether the analysis reflects the amount of gold that is eventually recovered when the bullion is sold. It appears that the assay results meet this test.

The mine samples are taken by the Geology Department for the initial resource and reserve calculations and for control in the mining phase. Channel samples are cut perpendicular to the veins at two metre intervals along the veins. The sample locations are marked with spray paint and can be relocated. The channels are cut on all vein faces, in drifts, x-cuts, raises and stopes. They are cut in the backs of the openings except in the raises where both walls are channelled. The channels are cut 10 cm wide and 2 cm deep using a hammer and chisel. The rock chips are collected on a canvas and any fragments larger that 2.5 cm are broken with a hammer. As these samples tend to be large, the samples are reduced in size at the sample site to 500-900 g by quartering and care is taken to collect all of the fines for the selected quarters. The samples are sealed in plastic bags and sent to the company laboratory. The channels are divided by geological divisions into a number of samples depending on the position of the vein or veins. If the mine opening is on a single vein the ideal sampling is a sample of the wall rock on each side of the vein and one sample of the vein. If there is more than one vein present, or it is divided by waste rock, then each of the divisions will be sampled separately.

For exploration samples, a new core handling and storage facility is being built at the site where the core is now being worked on. Drilling is being done both from surface and from underground. All of the core is processed at the same location and in the same manner. The core is placed in trays at the drill site. El Cubo transports the core trays to the central core facility. The core is washed and logged geologically. The geologist marks the samples for sampling. Samples are taken by splitting the core in half using percussion splitters. Half of the core is returned to the trays for storage and half of the core is placed in bags for shipment to the laboratory. The samples are shipped to Chemex in Hermosillo where they are crushed and pulverized. A 200-300 g pulp sample is sent to Chemex in Vancouver for fire assaying. Chemex stores the reject portions of the samples in Hermosillo. Chemex runs duplicate samples and standards to ensure that the assays are of good quality. The core facility in its current stage of construction is not a locked secure facility, however, a watchman is present when the geologists, samplers and core handlers are not present.

The Chemex Laboratory is certified to meet the ISO 9001:2000 standards for quality assurance. This laboratory is used for all of the exploration samples. The El Cubo laboratory of Mexgold is not certified.

Mineral Resources and Mineral Reserves

During the many years of production, the methods used for calculating the resources and reserves have evolved. Some of the mineralized veins that were previously part of the resource are now exhausted and some of the mineralization is of a different character. In addition to the vein changes, the mining method has changed over the years.

Each year the El Cubo geology staff prepares a resource and reserve summary based on standard methods, with the criteria that have been developed over the years. The method of estimation did not seem to satisfy the changing needs of Mexgold and for 2006 the estimation method was modified to better reflect the grade of the ore that will be delivered to the mill.

All of the resource and reserve calculations previously were based only on channel sampling of the veins. Until Mexgold acquired El Cubo, there was very little diamond drilling in these veins and drill intersections were not used in the estimations. This is still the case for many of the veins in the El Cubo resource, however the results of recent drilling were considered along with the channel sampling in the veins that have recently been drilled.

The resource on the Las Torres property has been calculated in the same manner as the El Cubo resource.

As per the new resource / reserve calculation, proven and probable reserves amount to 4.65-million tonnes grading 3.24 grams per tonne gold and 183 grams per tonne silver. Based on the reserve estimates below, it is estimated that the project will have a mine life of 10 years based on a production rate of 1,320 tpd (467,280 tonnes per year). Reserve figures are displayed by project area in the table below, and have been estimated in accordance with NI 43-101 and the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum:

Proven and Probable Reserves
Mineral Category	Gold	Silver	Gold	Tonnes	Gold	Silver	Gold
			Equivalent(1)				Equivalent
	(g/t)	(g/t)	(g/t)	(000's)	Ounces	Ounces	Ounces
El Cubo
Proven	3.31	212	6.92	1,280	136,213	8,724,224	284,784
Probable	3.44	188	6.64	2,630	290,867	15,896,246	561,576
Total El Cubo Proven and	3.40	196	6.73	3,910	427,081	24,620,470	846,360
Probable Reserves
Las Torres (Underground)
Proven	1.83	212	5.44	190	11,179	1,295,002	33,232
Probable	2.60	81	3.98	550	45,975	1,432,283	70,366
Total Las Torres Proven	2.40	115	4.35	740	57,153	2,727,285	103,598
and Probable Reserves

Total Proven and Probable	3.24	183	6.35	4,650	484,234	27,347,755	949,958
Reserves

(1)    Gold equivalent values are based on 58.7 grams of silver = 1 grams of gold, calculated based on a gold price of US$505 and a silver price of US$8.60. Dilution is 50% zero grade. 95% extraction anticipated. Proven & Probable reserves stated above are a subset of Measured & Indicated resources contained in the next table.

The Proven reserve is the portion of the Measured resource (contained in the table above) that will be mined. The grade has been reduced to account for dilution during mining and the tonnage has been adjusted to reflect the allowance for mining pillars and other portions that will not be mined, as well as allowing for the additional tonnage from dilution. The Probable reserve is the portion of the Indicated resource (contained in the table above) that will be mined. The same grade and tonnage adjustments that were made for the Proven reserve were made for the Probable reserve.

Exploration efforts at the El Cubo - Las Torres Mine Complex have been focused on three key targets outside of the current El Cubo Mine area; the La Loca Vein Complex, the Phoenix, and the Veta Madre. The Phoenix and the Veta Madre represent proposed bulk tonnage projects, potentially amenable to open pit mining methods. Through the implementation of this highly successful district wide exploration program, primarily focused on these three key areas, total Measured and Indicated resources have been estimated at 5.37-million tonnes grading 4.01 grams per tonne gold and 187 grams per tonne silver, containing 692,833 ounces of gold and 32,234,137 ounces of silver (1,241,770 gold equivalent ounces). Total Measured and Indicated resources are summarized in the table below, and include all resources that have been moved to Proven and Probable reserves, as described in the previous table. As before, the estimates of resources in ounces have been made in accordance with NI 43-101 and the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum.

Measured & Indicated Resources
Mineral Category	Gold	Silver	Gold	Tonnes	Gold	Silver	Gold
			Equivalent				Equivalent
	(g/t)	(g/t)	(g/t)	(000's)	Ounces	Ounces	Ounces
El Cubo
Measured	4.96	318	10.38	900	143,518	9,201,330	300,214
Indicated	5.16	283	9.87	1,850	306,904	16,832,133	593,550
Total El Cubo Measured and	5.09	294	10.11	2,750	450,422	26,033,463	893,764
Indicated Resources
Las Torres (Underground)
Measured	2.75	318	8.17	134	11,487	1,369,976	35,178
Indicated	3.90	123	5.99	385	48,273	1,522,463	74,200
Total Las Torres Measured	3.60	173	6.56	519	60,121	2,892,439	109,378
and Indicated Resources

Las Torres (Proposed) Phoenix Pit
Indicated	2.70	49	3.53	2,100	182,291	3,308,235	238,629
Total Phoenix Indicated	2.70	49	3.53	2,100	182,291	3,308,235	238,629

Total Measured and	4.01	187	7.19	5,369	692,833	32,234,137	1,241,770
Indicated

The cut off grade was 3 grams per tonne gold equivalent for the Measured and Indicated resource. The Measured resource is defined as being within 10-metres from the sampling face, whether it is a stope, drift, cross cut, raise or drill hole. This can be in either direction from the sample face within the vein. The Indicated resource is defined as being 10-50-metres from the sampling face and within the vein. The projection is limited to half distance to the next level or other sample area if that is less than 50-metres.

The veins are channel sampled every 2-metres along all headings, drifts, raises, cross cuts and the operating stopes. Separate channel samples are collected for the veins and wall rocks.

An additional 7.53-million tonnes, grading 3.51 grams per tonne gold and 172 grams per tonne silver remains in the inferred category, and contains 849,272 ounces of gold and 41,703,051 ounces of silver (1,559,462 gold equivalent ounces), as demonstrated in the following table:

Inferred Resources
Mineral Category	Gold	Silver	Gold	Tonnes	Gold	Silver	Gold
			Equivalent				Equivalent
	(g/t)	(g/t)	(g/t)	(000's)	Ounces	Ounces	Ounces
Underground
El Cubo	5.12	267	9.67	4,100	674,893	35,194,605	1,274,246
Las Torres	4.24	80	5.60	333	45,393	856,476	59,979
Total Underground	5.05	253	9.36	4,433	720,286	36,501,081	1,334,225
Inferred
Proposed Pits
Phoenix	2.72	58	3.71	1,100	96,193	2,051,170	131,124
Veta Madre	0.51	56	1.46	2,000	32,793	3,600,800	94,114
Total Pits Inferred	1.29	57	2.26	3,100	128,986	5,651,970	225,237

Total Inferred	3.51	172	6.44	7,533	849,272	41,703,051	1,559,462

Mining Operations

Currently all of the ore is obtained from underground. The El Cubo mine employs conventional drill and blast mining methods to extract the ore. Access to the mining areas is by adits, ramps and shafts.

The ore is processed in three milling facilities. Two of the mills concentrate the gold and silver minerals by standard flotation methods. The other mill treats the ore directly with cyanide to extract the gold and silver. The recovered gold and silver is sent to Met-Mex Peñoles, S. A. de C. V. for refining and sale.

The ore zones are generally steeply dipping in the order of 70° and are generally narrow averaging 1.6 m wide. The mining of the veins is by a resuing cut and fill method. The ore is accessed from a ramp and a drift is driven along the length of the ore zone. The stope mining is started from the drift by drilling uppers into the ore zone in the back of the drift and then blasting. The broken ore is removed from the stopes with scoop trams and loaded into trucks for transportation. Depending on the location in the underground mine the ore is taken to surface for subsequent milling via a system of ore passes, shafts and rail haulages. If the ore zone is too narrow for a scoop to operate, then after the broken ore is removed the wall rocks are drilled and blasted with this waste rock being left in the stope as fill. The stopes are also filled with development waste rock as well as deliberately mined waste wall rocks. When there is sufficient fill in the stope, the vein in the back is once again drilled and blasted and the process continues. Each time a new back is exposed it is sampled for further control in the stopes. The resuing method should allow narrower veins to be mined with reduced dilution.

As mining dilution is a big factor in the mill head grades, Mexgold is actively working to reduce the dilution to a minimum. Overall awareness of the dilution problem is the first step in reducing dilution. The dilution is being reduced with better control of the drilling pattern and improved blasting techniques. Steps are being taken to reduce the waste to the mill by controlling the mucking of the ore and not allowing over mucking into the waste fill. This mining method allows for a high extraction rate and it is estimated that approximately 95% of the ore can be extracted. Low grade sections can be left behind as pillars.

Mexgold has instigated some change in the mining method at El Cubo. This change is to shrinkage stoping and it is anticipated that where this method is applicable it should reduce the mining cost and reduce the dilution of the ore. However, the shrinkage method is not envisaged to provide the bulk of ore for milling. The first of these shrinkage stopes started operation about the 1st of December. As these are the first shrinkage stopes in the current era it has been necessary to train the miners in the stope development and mining of the stopes. As they become more experienced in the method the benefit in cost and improved grade should become apparent. In addition to the change of method mentioned above, Mexgold is modifying the current cut and fill method to improve the mining efficiency and lower the dilution.

Mine production is planned to increase to the full capacity of the El Cubo mills in 2006. This means an increase of 25% over the mine production in 2005 to 467,280 t/y. Production has been held up in the past years by the lack of exploration and development. Mexgold has increased the emphasis on this phase of the mining and the results can be seen in the increased production in 2005 and further increases in production during 2006 can be anticipated. The reopening of the Peregrina mine of Las Torres has added additional working faces and only started supplying ore at the end of the year.

The long range plan that was developed by El Cubo has the mill processing to capacity in 2006 (467,280 t/y) and beyond. The current proven and probable reserves are sufficient for 10 years of production. The forecast grades for 2006 are 3.61 g Au/t and 196 g Ag/t. As the development of the mine progresses, for efficiency, it is likely that during this 10 year period some of the inferred resources will be mined and the mining of some of the current Proven and Probable reserves will be mined later. However the forecast head grades should be maintained or improved upon.

The forecast for 2005 was for the mill to process 368,300 tonnes. The mill only processed 95% of the target tonnage as that was all that was delivered to the mill. Since the mill capacity has been increased it has been difficult for the mine to extract as much ore as the mills could process. The mine has sufficient resources to supply the mills, however there has not been enough development in the recent past to give access to the ore. The increase in development by Mexgold has not only allowed the production to rise but has had a positive effect on the head grade delivered to the mill. The head grade for 2003 was 3.02 g Au/t and 114 g Ag/t. In 2004 the head grade increased to 3.54 g Au/t and 128 g Ag/t. This is a significant increase and has been maintained with the head grade of 3.51 g Au/t and 135 g Ag/t in 2005. With the expanded development and exploration at El Cubo the mine should be able to deliver sufficient ore to the mills so that they can operate at optimum levels. Production is planned to be at full capacity of 467,280 tonnes per year.

The ore at El Cubo is treated by conventional means. These are crushing and grinding followed by flotation and cyanidation with the gold and silver recovered from solution using the Merrill-Crowe process. The ore is treated in three milling facilities. The newest and largest of these is the 600 tpd flotation plant known as the Ing. Ricardo Chico Villaseñor mill (IRCHV). The other flotation plant is known as the Ing. Jose Rivera Paredes mill (IJRP) and has a capacity of 350 tpd. The third mill is the cyanidation facility. This plant has a capacity to directly treat 450 tpd of ore by cyanidation as well as cyaniding the concentrates produced in the other two mills. All of the gold and silver is recovered from the cyanide solutions into doré bars at the cyanidation mill.

The plants were able to process all of the ore that was supplied from the mine. The total ore processed was only 95% of the tonnage that was forecast for 2005. The average gold grade was 27% lower and the silver grade was 5% lower than forecast. The overall gold recovery was slightly better than forecast with an average recovery of 91.6% versus the forecast 90.2%. The overall silver recovery was 89.1%. This is slightly higher than the forecast 84.4%.

El Cubo has a contract to sell gold and silver to Met-Mex Peñoles, S. A. de C. V., an arm's length, privately held corporation incorporated in Mexico. The contract expires on December 24, 2006. This contract requires El Cubo to deliver on a monthly basis 50,000 silver ounces and 1,700 gold ounces at a fixed price of US$5.37 and US$400.55 respectively, for the period from January 1, to December 31, 2004. Prices for sales beyond December 31, 2004 have been set at market rates. In addition, El Cubo has agreed to deliver to Met-Mex, 100% of its annual production for the year ended December 31, 2006 (44,700 silver ounces and 1,250,000 gold ounces). There are no penalties for not delivering the amounts as outlined.

The following information is based on El Cubo's December 2005 report. The operating cost per tonne increased in 2004, however these costs were more than offset by the increased ore grade, making the cost per gold-equivalent ounce less than in 2003. The operating costs were lower in 2005 and the cost per gold-equivalent ounce was 12% lower than in 2004. El Cubo's operating cost includes the current exploration and development. The operating cost in 2003 was US$41.50/t and US$318.56 per gold-equivalent ounce. The operating cost in the 2004 was US$48.63/t and US$314.30 US per gold-equivalent ounce. The operating cost in the 2005 was US$46.46/t and US$276.48 US per gold-equivalent ounce.

As the El Cubo mine is in operation and has three operating mills, the capital requirements for equipment and changes is small - US$13,350,000. The main expenditure in the mine (US$2,681,000) is the exploration drifts and raises that are needed to extend the known mineralization and locate new zones. This work was not carried out as aggressively as needed by the previous operators. The largest expenditure overall, 60% of the capital budget, is for general exploration of the El Cubo and the Las Torres properties (US$8,000,000). This planned expenditure is for drilling, sampling, assaying and other geological examinations. The budget includes all of the sample handling and storage costs. Exploration of the property by the previous operator was not being carried out and Mexgold has initiated a large scale program to catch up on this necessary work. The previous operators also neglected the exploration drifting and raising.

Economic Analysis

This section includes the planned production and estimated cash flow of the El Cubo mine based on the Proven and Probable Reserves. The cash flow has been done on a yearly basis for the 10 year life of the mine. All of the Proven and Possible Reserves are used in this cash flow estimate. This is in keeping with the directions in NI 43-101.

In addition, the GCA-LRK Report puts forward a longer range plan that includes the Inferred Resources that may be mined underground and processed in the company's mills. As well as the underground mining, there is a conceptual plan that will mine some low grade ores from open pits and recover the gold and silver using a heap leach method. There are some known low grade rezagas in the stopes underground. These rezagas will also be processed on the heap leach.

It is important to remember that both of these plans are estimations as to what might happen. In particular, the long range 20 year plan is a preliminary assessment including Inferred and Indicated Resources that are considered too speculative geologically to have economic considerations applied to them and to be categorized as mineral reserves. Due to the uncertainty that may be attached to Inferred Resources, there is no assurance that Inferred Resourced will be updated to Measured and Indicated Resources or Proven and Probable Reserves as a result of continued exploration and development. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The open pit is only conceptual at this stage as is the heap leach. The costs attributed to mining and processing the ores are reasonable estimates, however further drilling is needed to confirm the tonnes and grades of the resources in the open pits and the amount of waste that must be removed. The cost of establishing a heap leach has been estimated, however until the proper engineering of the site and the design of the heap leach process is done, the project remains conceptual. There is no certainty that the 20 year plan will be realized.

It is estimated that the Proven and Probable Reserves that have been identified at El Cubo and Las Torres will be sufficient for ten years at the full production rate of the company's mills. At this time there are no plans to activate the Peñoles mill that is part of the Las Torres property lease. This plan is dependent on El Cubo increasing the mining rate as planned so that the mills can be run at capacity. This is probably the biggest risk factor in this evaluation.

The following table summarizes the forecast results based on the Proven and Probable Reserves and the assumptions set out in the table. For more details, Shareholders should refer to the GCA-LRK Report.

El Cubo - Summary of Forecast Results
Gold price per ounce	US$505.00
Silver price per ounce	US$8.60
Gold-Silver Ratio	58.7
Proven & Probable Reserves in gold-equivalent ounces	950,000

Production
Assumed Life of Operations	10 years
Maximum Milling Capacity (El Cubo only; tonnes per year)	467,280
Milling - tonnes	4,700,000
Heap Leaching - tonnes	-
Total Tonnes Processed	4,700,000

Contained Gold Equivalent ounces	950,000
Recovered Gold Equivalent ounces(1)	860,000

Life of Mine Average Operating Costs
Per Tonne Milled	US$41.29
Per Tonne Leached	US$0.00
Per ounce of Gold Equivalent	US$223.32

Capital
Development (Heap Leach)	US$2,000,000
Sustaining	US$37,500,000
Total	US$39,500,000

Total Cost of Production
Operating Costs	US$192,100,000
Royalties	US$1,700,000
Capital	US$39,500,000
Total	US$233,300,000

Total Cost on a per ounce of Gold Equivalent Basis
Operating Costs	US$223.32
Royalties	US$1.93
Capital	US$45.90
Total	US$271.15

Net Present Value at 0% discount	US$138,800,000
Net Present Value at 7.5% discount	US$101,800,000

(1) Assuming a mill recovery rate of 91.64% for gold and 89.12% for silver.

The following table summarizes the economic analysis for the El Cubo mine.

El Cubo - Projected Life of Mine Cash Flow (US$)
Gross Revenue
Gold	224,283.077
Silver	210,172,286
Sub-Total	434,455364

Refinery Deduction Au	(1,682,123)
Refinery Deduction Ag	(3,152,584)
Refining Au $/oz	(112,964)
Refining Ag $/oz	(319,680)
Sub-Total	(5,267,351)

Less Peñoles Royalty
Gold	(924,865)
Silver	(733,942)
Sub-Total	(1,658,807)

Net Revenue	427,529,206

Operating Costs Conventional
Mining	(79,710,479)
Milling	(47,309,835)
Human Resources	(36,679,339)
General	(9,025,735)
Administration	(12,128,350)
Office Overheads	(7,272,215)
Sub-Total	(192,125,953)

Operating Margin	235,403,253
Development Capital	2,012,500
Sustaining Capital	39,479,130
EBITDA	195,911,622
Taxes	57,144,299
After Tax Cash Flow	138,767,323

Guadalupe y Calvo

The following description of the Guadalupe y Calvo properties is summarized in part from a report dated November 25, 2002, prepared for Mexgold by Clancy J. Wendt and Mark G. Stevens, C.P.G. of Pincock, Allen & Holt in accordance with NI 43-101 (the "PAH Report"). The information on the exploration work done on the property since the date of the PAH Report is summarized from the material change report filed by Mexgold on August 16, 2005. Jim McGlasson, C.P.G. and P.Geo, is the qualified person responsible for all technical data reported in that material change report pursuant to NI 43-101. The full text of the PAH Report and the material change report of August 16, 2005 are available under Mexgold's profile on SEDAR at www.sedar.com.

Property Description and Location

The Guadalupe y Calvo gold-silver exploration project is an exploration project in a previously mined area adjacent to the town of Guadalupe y Calvo in the southwest corner of the State of Chihuahua in Mexico. It is approximately 300 km southwest of the city of Chihuahua.

The property consists of 4 contiguous concessions totalling 436.57 hectares. The titles are held by Mexgold's subsidiary, El Cubo.

Name	Area (ha)	Concession Number	Type	Expiration
Guadalupe	100.00	159362	Exploitation	November 25, 2023
Ampl. De Guadalupe	28.00	211461	Exploitation	May 30, 2050
Guadalupe Tres	159.84	207383	Exploration	May 9, 2011
Guadalupe Tres	148.73	224430	Exploitation	April 22, 2055
Total Area (ha)	436.57

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The necessary infrastructure and a local workforce are both available. Mining and forestry are the major industries in the region.

Chihuahua has a well-developed transportation network with over 4,000 kilometres of paved highways, 7,000 kilometres of improved roads and 2,100 kilometres of railway. International airports are located in the cities of Ciudad Juarez and Chihuahua. Access to Guadalupe y Calvo from Parral, the nearest major city, is via Federal Highway 24, a paved two-lane road, approximately 271 km to the town of Guadalupe y Calvo. The project lies immediately to the south west of the town. An airstrip is also present near the town of Guadalupe y Calvo. The nearest town, Guadalupe y Calvo, is located at the southern eastern edge of the project area and has an estimated population of 5,000 people. Guadalupe y Calvo is the seat of the municipal government.

The climate is temperate with cool winters and mild summers. Rainfall is erratic in terms of yearly precipitation and occurs mainly during the summer monsoon season. The average annual precipitation is approximately 800 mm. Vegetation consists of pine and mixed pine and deciduous forest.

On site facilities consist of a Hacienda with offices, housing and dining facilities. The Hacienda is currently connected to the national power grid and telephone lines are available for installation. A 40 tpd mill with flotation recovery circuit is present along with various storage facilities.

History

Gold has been mined in the area when from 1835, when what is now called the Rosario vein was discovered, until 1940. Accurate production records are not available for the period from 1835 to 1940 however it is postulated that 2 million ounces of gold and 28 million ounces of silver were mined. The average grade of the production has been tentatively estimated at 37 g Au/t and 870 g Ag/t. In 1978, the Compania Minera Los Maples de C.V. acquired the property and installed a 42 t/d mill with a flotation circuit. A Merrill Crowe recovery system was present in the 1980's and used in a small heap leach.

In the 1980's various studies were done but no further exploration was done. In 1994, Glamis Gold sampled the surface and underground. In 1996, limited mapping and sampling and bottle roll tests were done by V-Fund Investments. In 1998, Augusta Resource Corp. drilled 9 reverse circulation holes totalling 1,082 m on the San Francisco portion of the Rosario vein. One of the holes also intersected the Nankin vein.

In October 2003 Mexgold commenced drilling at Guadalupe and continued to May 200. A total of 38 holes were completed. These holes intersected the San Francisco, Nankin, Zorilla and the Pertenencia veins. No work has been done on the property since May 2004.

Geological Setting and Mineralization

The Guadalupe project is located in the Sierra Madre Occidental physiographic province. In late Cretaceous and continuing on throughout the Tertiary, the Sierra Madre region was the site of intense volcanic and intrusive activity. Volcanic stratigraphy has been broken down into two main groups the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG"). LVG rocks are the host of nearly all of the gold and silver deposits that have been found in the Sierra Madre to date.

Within the Guadalupe y Calvo project area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs. The main structural feature in the project area is the Rosario fault complex. The Rosario structure strikes N 40º W and dips 45º to 50º to the west. Several east-west striking structures are present, including the Nankin, which dip approximately 35º to the south. The Concordia and El Sol structures strike N 60º W, and dip to the south. The Rosario breccia-vein complex splits into two distinct structures near its southern exposure, the footwall structure being the name Refugio. Mapping by Glamis indicates the Refugio structure has an almost due north strike and dips approximately 45º to 50º to the west. Its northerly extension appears to be covered by alluvium. As virtually no exploration has been done in the footwall of the main Rosario structure, it is possible that other 30º splay structures off the main Rosario structure may be present. The limited exposure of the LVG rocks makes interpretation of the structural fabric in regional terms difficult.

Guadalupe y Calvo is a classic gold-silver epithermal district and in general is classified as a pluton related adularia-sericite system. Based on mineralogy and alteration, gold-silver mineralization, it is of the low-sulfidation quartz-adularia type. The system contains quartz veins, quartz breccias and stockworks hosting economically significant gold and silver mineralization. The mineralization commonly exhibits open-space filling textures and is associated with volcanic related hydrothermal to geothermal systems. The host Rosario structure is a complex fault system containing multiple fault segments with the intervening ground being highly fractured. These multiple fault segments host classic ribbon veins and quartz breccias, the result of repeated opening of the host structure. The intervening fractured ground has been highly silicified and hosts quartz stockwork mineralization.

Detailed mineralogy has not been completed, but based on hand lens observations and cyanide leach characteristics the dominant precious metal minerals are believed to be electrum and argentite. The fact that Los Maples employed a flotation recovery circuit to recover gold and silver would indicate that the precious metals are fine grained in nature. Pyrite with lesser and variable amounts of sphalerite, chalcopyrite and galena are also present.

Total width of the mineralized zone within the Rosario fault complex is up to 80 meters. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 meters.

Low sulfidation epithermal gold-silver mineralization is the result of pressure and temperature changes within a metal bearing hydrothermal system. Therefore economic gold and silver mineralization generally occurs within a distinct elevational horizon. Often silver content, along with base metals, increase as the bottom of the mineralized horizon is reached. Past mining operations at Guadalupe y Calvo have exploited high-grade gold and silver mineralization over a vertical range of approximately 250 meters. Analysis of available data does not indicate a major increase in silver or base metal content with increasing depth. Both historic and modern data show that high-grade gold and silver mineralization is present in the lowest levels of both the Rosario and Nankin structures, therefore it is probable that mineralization continues.

Historic operations were hindered by water problems when the valley floor water table was reached. The inability of past operations to deal with water inflow is believed to be the reason mining was not pursued down dip rather than the absents of high grade gold-silver mineralization.

Exploration and Drilling

Glamis, V-Fund and Augusta have conducted modern, well-documented, exploration activities in the area. In addition, Phillip Argall conducted well-documented underground exploration program in 1902. The results of these exploration programs are summarized in the PAH Report.

To date, Mexgold has drilled a total of 37 holes, including eight new holes announced in August 2004. Drilling has been conducted as part of a 30,000-metre exploration drilling program, announced early in 2004. Gold-equivalent grades from all drill holes to date with intercepts above a 3.0 gram per tonne cut off grade average 10.9 grams per tonne (4.22 grams per tonne gold and 437 grams per tonne silver), over an average interval of 2.1 metres. Gold-equivalent grades to date from drill holes with intercepts above a 0.5 gram per tonne cut off grade average 2.3 grams per tonne (0.86 grams per tonne gold and 94 grams per tonne silver), over an average interval of 11.6 metres. Results from the eight new holes returned 10 intercepts above a 3.0 g/t cut off grade, contained within 10 intercepts above a 0.5 g/t cut off grade. The gold-equivalent values used above are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US$400 per ounce and a silver price of US$6.15 per ounce.

There was not enough drilling done to make any changes to the Inferred Resource that has been estimated in the PAH Report. The PAH Report inferred resource was based on the work by previous operators of the property.

Sampling, Analysis and Security of Samples

All of the drilling samples are available at the mine office building located near the town of Guadalupe y Calvo. This building is locked and a watchman is there to protect the build, its contents, and the samples. Analysis of samples was performed by ALS Chemex laboratories of Vancouver, British Columbia, employing fire assay analysis techniques.

Mineral Resources and Mineral Reserves

There is not sufficient information to establish anything except an Inferred Resource for this project. Any tonnages and grades that are given in the Inferred Resource can only be considered as a guide (or exploration target) as to what may be there if sufficient exploration and development is carried out. The PAH Report calculated the potential of the zones from previous work done on the property by previous operators and in this way has come up with an Inferred Resource. These calculations should not be taken as accurate and should only used as a guide for further work.

The assumption that the mineralized zone would extend a total of 500 m is the starting point of the calculation. There is no information to back this up except that the mines on other epithermal veins can extend that far or further. It is assumed that the upper remnants of the high grade zone could be mined along with the FW and HW in a bulk tonnage open pit. It is assumed that this pit would extend down 250 m from the top of the structures. The remaining portion could be mined from underground on the Rosario and the Nankin veins. A specific gravity of 2.5 was used in the calculations. This seems to be slightly conservative if the drill core that was examined was a reasonable example. To establish a grade for the bulk tonnage section the various samples that are shown above have been combined to establish the grades used. To establish the grade of the Rosario underground portion the historical grade estimated by Buchanan was cut in half to 18.6 g Au/t and 435 g Ag/t. To establish the grade of the underground portion of the Nankin vein the yearly production grade for 1938 was used. The records for 1938 were one of the last years when records were kept. The grades used for the Nankin underground were 9.25 g Au/t and 260 g Ag/t. The tonnage of the upper bulk section was reduced 25% and the underground was reduced 67% to establish a potential size.

The following table summarizes the inferred mineral resource estimated for the Rosario and Nankin structures.

	Rosario Bulk Tonnage (at 75% of Available Tonnes)
Tonnes	Au g/t	Au Ounces	Ag g/t	Ag Ounces	EAu Ounces(1)
10,700,00	1.6	566,000	96	33,100,000	1,080,000
	Rosario Underground (at 33% of Available Tonnes)
700,000	18.5	393,000	435	9,200,000	530,000
11,400,000		959,000		42,300,000	1,610,000
	Nankin Underground (at 33% of Available Tonnes)
400,000	9.25	118,000	260	3,300,000	170,000
		Total Rosario and Nankin Structures
Tonnes	Au g/t	Au Ounces	Ag g/t	Ag Ounces	EAu Ounces(1)
11,800,000	2.84	1,077,000	120	45,600,000	1,780,000

(1) Gold equivalent ounces are based on a ratio of 65 ounces of silver per ounce of gold.

These calculations do not take into account other structures that are known on the property and have not allowed for strike extensions that maybe below the post mineral cover.

Changes in Consolidated Capitalization

The following table sets out the changes in the consolidated share and loan capital of Mexgold since the end of Mexgold's most recently completed fiscal year (the eight months ended December 31, 2005), based on Mexgold's unaudited interim financial statements for the three months ended March 31, 2006.

	Amount	Outstanding as at December	Outstanding as at March
Capital	Authorized	31, 2005	31, 2006

Long-Term Debt		$4,153,591 (1)	$3,618,639

Shareholders' Equity:
Common Shares	Unlimited	$56,474,082	$78,874,357
(Number of Common		(51,373,901)	(60,148,901)(2)
Shares)
Contributed Surplus		$6,149,877	$7,043,760
Deficit		($6,894,872)	($4,967,620)
Total Shareholders' Equity		$56,760,167	$81,635,577

(1) See note 9 to Mexgold's unaudited interim financial statements for the three months ended March 31, 2006 for a description of Mexgold's loan obligations.

(2) Excludes the Common Shares that are issuable upon the exercise of the Mexgold Warrants and Mexgold Options.

Selected Consolidated Financial Information of Mexgold

The following table sets out a summary of Mexgold's financial operations during the fiscal years ended December 31, 2005 and July 31, 2005, and the three months ended March 31, 2006. Mexgold's fiscal year end used to be April 30, but in 2005 it was changed to December 31. The eight months ended December 31, 2005 constituted Mexgold's "transition year" for reporting purposes. For full information on the financial results of Mexgold and management's discussion and analysis for these periods, please refer to the audited consolidated financial statements of Mexgold for the fiscal year ended April 30, 2005 and the eight months ended December 31, 2005, and the unaudited consolidated financial statements for the three months ended March 31, 2006, which are incorporated by reference in this Circular.

	Year Ended	Eight Months	Three Months
	April 30, 2005	Ended	Ended March 31,
		December 31, 2005	2006

	(audited)	(audited)	(unaudited)
Revenues(1)	$21,868,788	$20,857,889	$12,095,242
Net Income (Loss)	($4,110,132)	($974,184)	$1,927,252
per share (basic and fully diluted)	($0.10)	($0.02)	$0.03
Total Assets	$65,104,395	$74,734,617	$98,779,413
Total Long-Term Financial Liabilities(2)	$5,875,868	$4,153,591	$3,618,639
Cash Dividends Declared per Share	-	-	-

(1) Revenues from mining operations. Does not include foreign exchange gains, interest income or other income.

(2) Excluding the current portion of long-term debt.

For management's discussion and analysis for the periods presented above, and for summary consolidated financial information for Mexgold's three most recently completed fiscal years and its eight most recently completed fiscal quarters, please refer to the MD&A filed on www.sedar.com in connection with the financial statements for the periods presented above.

Directors and Officers

On May 11, 2006, Gregory K. Liller resigned from the Board of Directors and from the office of Vice-President, Exploration. Except for the resignation of Mr. Liller, the directors and officers of Mexgold are as set out under "Section II - Business of the Meeting - Election of Directors", "Officers of the Corporation" under "Section III - Executive Compensation and Other Information - Officers", and "Section IV - Corporate Governance" in the Mexgold Management Circular.

Executive Compensation

Shareholders should refer to "Compensation of the Directors", "Summary Compensation Table", "Mexgold Stock Option Plan", "Employment Agreement", "Directors' and Officers' Liability Insurance" and "Report on Executive Compensation" under "Section III - Executive Compensation and Other Information" in the Mexgold Management Circular, a copy of which has been delivered to each Shareholder.

In addition to their compensation as directors, the members of the Special Committee are entitled to a payment of $750 per month per member (regardless of whether a meeting of the Special Committee was held in that month), and an additional payment of $750 per member per meeting attended (beyond the first meeting in a month).

Options to Purchase Securities

Shareholders should refer to "Mexgold Stock Option Plan" under "Section III - Executive Compensation and Other Information" in the Mexgold Management Circular, a copy of which has been delivered to each Shareholder.

Prior Sales

During the twelve months preceding the date of this Circular, Mexgold issued an aggregate of 11,250,000 Common Shares for total consideration of $28,125,000 on the exercise of common share purchase warrants.

Indebtedness of Directors and Executive Officers

No director, officer or employee of Mexgold or any of its subsidiaries is, or at any time since the beginning of Mexgold's transitional fiscal year ended December 31, 2005 has been, indebted to Mexgold or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Except as disclosed (i) in Note 15 to Mexgold's audited financial statements for the eight months ended December 31, 2005, (ii) under "Interests of Management and Others in Material Transactions" under "Section III - Executive Compensation and Other Information" in the Mexgold Management Circular, and (iii) under "Interest of Management in Matters to be Acted Upon" in this Circular, management of Mexgold is unaware of any material interest, direct or indirect, of any person or company who beneficially owns, directly or indirectly, voting securities of Mexgold or who exercises control or direction over voting securities of Mexgold or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Mexgold (an "insider"), any director or executive officer of Mexgold or any subsidiary of Mexgold or any insider of Mexgold, any proposed director of Mexgold or any associate or affiliate of any such individual or of Mexgold, in any transaction since the commencement of Mexgold's most recently completed financial year or in any proposed transaction that has materially affected or will materially affect Mexgold or any of its subsidiaries.

Material Contracts

Mexgold is currently a party to the following material contracts:

1.    the mining lease agreement between Metales and Compania Minera Las Torres, S.A. de C.V. dated September 7, 2004, subsequently transferred to El Cubo, for the lease of the Las Torres gold-silver mine complex referred to under El Cubo and Las Torres Gold-Silver Mines - Property Location and Description", above;

2.    the loan agreement between Cubo and Nacional Financiera S.N.C. as fiduciary of Fideicomiso de Fomento Minero (Mining Development Trust) dated December 17, 1999, as amended February 16, 2004, referred to under "El Cubo and Las Torres Gold-Silver Mines - Property Location and Description", above;

3.    the agreement for the purchase and sale of gold-silver concentrate between Cubo and Met-Mex Peñoles S.A. de C.V. dated December 24, 2003, referred to under "El Cubo and Las Torres Gold-Silver Mines - Mining Operations" under "Mineral Properties", above.

Legal Proceedings

To the best of the knowledge of the directors and officers of Mexgold, neither Mexgold nor any of the subsidiaries of Mexgold is a party to or the subject matter of any current or pending legal proceeding.

Auditors, Registrar and Transfer Agent

The auditors of Mexgold are McGovern Hurley Cunningham LLP, Chartered Accountants, Toronto, Ontario. The Transfer Agent and Registrar of Mexgold is Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation relating to Mexgold described in this Circular: (i) TD Securities Inc. prepared the Valuation and Fairness Opinion; (ii) McGovern

Hurley Cunningham LLP, Chartered Accountants, prepared audit reports as auditors of Mexgold for the eight months ended December 31, 2005 and the years ended April 30, 2005 and 2004; (ii) Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited and Leonard R. Kilpatrick, P.Eng. of L.R. Kilpatrick Associates Inc. prepared a technical report titled ""Mexgold Resources Inc. Review Of El Cubo Gold - Silver Mine With Long Term Projections Guanajuato, Mexico"" dated May 31, 2006; and (iii) Clancy J. Wendt and Mark G. Stevens, C.P.G. of Pincock, Allen & Holt prepared a technical report titled "Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico" dated November 25, 2002.

None of the above-noted persons or companies hold a registered or beneficial interest, direct or indirect, in any securities or other property of Mexgold and its associates and affiliates

SCHEDULE J

CONSENTS OF AUDITORS

Consent of Auditors for Mexgold Resources Inc.

We have read the Management Information Circular of Mexgold Resources Inc. ("Mexgold") dated June 28, 2006 relating to the proposed acquisition of Mexgold by Gammon Lake Resources Inc. ("Gammon Lake"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned circular of our report to the shareholders of Mexgold on the balance sheets of Mexgold as at April 30, 2005 and December 31, 2005 and the statements of operations and deficit and cash flows for the year ended April 30, 2005 and the eight months ended December 31, 2005. Our report is dated April 11, 2006.

We consent to the incorporation by reference in the above mentioned circular of our report to the shareholders of Mexgold on the balance sheets of Mexgold as at April 30, 2004 and 2005 and the statements of operations and deficit and cash flows for the years ended April 30, 2004 and 2005. Our report is dated August 3, 2005.

Toronto, Ontario

June 28, 2006

(signed) McGovern Hurley Cunningham LLP

Consent of Auditors for Gammon Lake Resources Inc.

We have read the Management Information Circular of Mexgold Resources Inc. ("Mexgold") dated June 28, 2006 relating to the proposed acquisition of Mexgold by Gammon Lake Resources Inc. ("Gammon Lake"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned circular of our report to the shareholders of Gammon Lake on the balance sheet of Gammon Lake as at December 31, 2005 and the statements of operations and deficit and cash flows for the five months ended December 31, 2005. Our report is dated March 15, 2006.

Halifax, Nova Scotia

June 28, 2006

(Signed) KPMG LLP

Consent of Auditors for Gammon Lake Resources Inc.

We have read the Management Information Circular of Mexgold Resources Inc. ("Mexgold") dated June 28, 2006 relating to the proposed acquisition of Mexgold by Gammon Lake Resources Inc. ("Gammon Lake"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned circular of our report to the shareholders of Gammon Lake on the balance sheet of Gammon Lake as at July 31, 2005 and the statements of operations and deficit and cash flows for the fiscal year ended July 31, 2005. Our report is dated September 10, 2005.

Halifax, Nova Scotia

June 28, 2006

(Signed) Grant Thornton LLP